As filed with the Securities and Exchange Commission on November 22, 2006
Registration No. 333-138739

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Sterlite Industries (India) Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Republic of India	3330	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	Vedanta, 75 Nehru Road Vile Parle (East) Mumbai, Maharashtra 400 099, India (91-22) 6646-1000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue New York, New York 10011 United States of America (212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael W. Sturrock, Esq. Anthony J. Richmond, Esq. Latham & Watkins LLP 80 Raffles Place #14-20 UOB Plaza 2 Singapore 048624 (65) 6536-1161	Matthew D. Bersani, Esq. Shearman & Sterling LLP 12th Floor, Gloucester Tower The Landmark, 11 Pedder Street Central, Hong Kong (852) 2978-8000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED NOVEMBER 22, 2006
                                                                      American Depositary Shares
Sterlite Industries (India) Limited
Representing                             equity shares

        This is the initial public offering of our equity shares in the form of American Depositary Shares, or ADSs. Each ADS represents the right to receive one of our equity shares. The ADSs are evidenced by American Depositary Receipts, or ADRs. See “Description of Share Capital” and “Description of American Depositary Shares.”
      Prior to this ADS offering, there has been no public market for our equity shares or ADSs in the United States. Our equity shares are listed and traded in India on the National Stock Exchange of India Limited, or the NSE, and the Bombay Stock Exchange Limited, or the BSE. The price to the public per ADS will be determined by reference to the prevailing market prices of our equity shares in India after taking into account market conditions and other factors, and the price to the public per ADS will not be greater than 5% above the closing market price, nor less than 10% below the closing market price, of our equity shares on the NSE or the BSE (whichever has the higher average daily trading volume for the five business days preceding the day the price to the public per ADS is determined) on the day the price to the public per ADS is determined. On November 20, 2006, the last closing price per equity share was Rs. 505.95 ($11.27) on the NSE and Rs. 505.60 ($11.26) on the BSE. In addition, under applicable Indian regulations described in “Prospectus Summary,” assuming the meeting of our shareholders occurs on December 11, 2006 as expected, the price to the public per ADS may not be less than Rs. 531.84 ($11.85). The currency translations from Indian Rupees to US dollars in this paragraph are at an exchange rate of Rs. 44.89 per US dollar, the noon buying rate for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York on November 20, 2006. We intend to apply to have our ADSs listed on the New York Stock Exchange under the symbol “SLT.”

      Investing in our ADSs involves risks. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying our ADSs.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Sterlite Industries (India) Limited	$	$
      We have granted to the underwriters an option to purchase up to an additional           ADSs to cover over-allotments at the initial public offering price less underwriting discounts and commissions.

      The underwriters expect to deliver the ADSs to purchasers on                     , 2006.

Joint Bookrunners

Merrill Lynch & Co.	Morgan Stanley	Citigroup

The date of this prospectus is                     , 2006

Page

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS	ii
PROSPECTUS SUMMARY	1
RISK FACTORS	13
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	33
ENFORCEMENT OF CIVIL LIABILITIES	34
USE OF PROCEEDS	35
DIVIDENDS AND DIVIDEND POLICY	37
CAPITALIZATION	39
DILUTION	40
EXCHANGE RATES	42
MARKET INFORMATION	44
SELECTED CONSOLIDATED FINANCIAL INFORMATION	45
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	53
OVERVIEW OF INDUSTRIES	94
BUSINESS	111
MANAGEMENT	178
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	186
MATERIAL CONTRACTS	193
PRINCIPAL SHAREHOLDERS	194
DESCRIPTION OF SHARE CAPITAL	196
COMPARISON OF SHAREHOLDERS’ RIGHTS	206
COMPARISON OF CORPORATE GOVERNANCE STANDARDS	214
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	220
THE INDIAN SECURITIES MARKET	230
GOVERNMENT OF INDIA APPROVALS	238
REGULATIONS AND RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES	240
CERTAIN INCOME TAX CONSIDERATIONS	246
SHARES AVAILABLE FOR FUTURE SALE	253
UNDERWRITING	255
LEGAL MATTERS	262
EXPERTS	262
WHERE YOU CAN FIND MORE INFORMATION	263
GLOSSARY OF TERMS/ ABBREVIATIONS	264
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
Ex-10.28 Agreement between Sterlite Industries (India) Limited and Rajni Jain dated February 15, 2006.
Ex-10.29 Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006.
Ex-10.30 Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006.
Ex-10.31 Share Purchase Agreement between Sterlite Industries (India) Limited and TwinStar Infrastructure Limited dated October 3, 2006.
Ex-23.1 Consent of Deloitte Haskins & Sells, Mumbai, India, independent registered public accounting firm with respect to Sterlite Industries (India) Limited.

      Until                    , 2006 (25 days after the date of the final prospectus), all dealers that effect transactions in the ADSs, whether or not participating in this ADS offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We and the underwriters are not making an offer of our ADSs or our equity shares in any jurisdiction or state where the offer is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or time of any sale of the ADSs or our equity shares. Other than as required by law, we are under no duty to update the information in this prospectus.
      We have not taken any action to permit a public offering of our ADSs outside the United States or to permit the possession or distribution of this prospectus for purposes of the ADS offering outside the United States. Persons outside the United States who have come into possession of this prospectus for purposes of the ADS offering must inform themselves about and observe restrictions relating to the ADS offering and the distribution of this prospectus outside of the United States.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS
      In this prospectus, we refer to information regarding the copper, zinc and aluminum industries and our competitors from market research reports, analyst reports and other publicly available sources. Although we believe that this information is reliable, we have not independently verified the accuracy and completeness of the information. We caution you not to place undue reliance on this data.
      In this prospectus, references to “this offering” or the “ADS offering” are to the initial public offering of our equity shares in the form of ADSs in the United States.
      In this prospectus, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents and references to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms. References to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb. Unless otherwise indicated, the accompanying financial information for our company has been prepared in accordance with US generally accepted accounting principles, or US GAAP, for the fiscal years ended March 31, 2004, 2005 and 2006 and for the six-month periods ended September 30, 2005 and 2006. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
      We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. See “Business — Our History and Relationship with Vedanta” for more information on these companies and their relationships to us. Unless otherwise stated in this prospectus or unless the context otherwise requires, references in this prospectus to “we,” “us,” “our,” “Sterlite,” “our company” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, and Hindustan Zinc Limited, or HZL. Sterlite Energy became part of our consolidated group on October 3, 2006 when it was acquired by us. Our financial information does not include Vedanta Resources plc, or Vedanta, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines plc, or KCM, Twin Star Holdings Limited, or Twin Star, The Madras Aluminium Company Limited, or MALCO, India Foils Limited, or IFL, Sterlite Optical Technologies Limited, or SOTL, Sterlite Gold Limited, or Sterlite Gold, SIL Employees Welfare Trust, or SEWT, Monte Cello NV, or MCNV, Twin Star Infrastructure Limited or Vedanta Alumina Limited, or Vedanta Alumina, except that as to Vedanta Alumina, our consolidated financial statements account for our 29.5% minority interest therein under the equity method of accounting, but Vedanta Alumina is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries.
      In this prospectus, references to The London Metal Exchange Limited, or LME, price of copper, zinc or aluminum are to the cash seller and settlement price on the LME for copper, zinc or aluminum for the period indicated. References to primary market share in this prospectus are to the market that includes sales by producers of metal from copper concentrate or alumina, as applicable, and do not include sales by producers of recycled metal or imports.

      The following table sets forth the publishers and their respective publications referred to as sources for certain statistical information contained in this prospectus:

Publisher	Publication(s) or Data	Date(s)

Aluminium Association of India, or AAI	Supplemental industry data compiled by AAI	Not Applicable
Bloomberg L.P	Metal Bulletin	Not Applicable
Brook Hunt & Associates Ltd., or Brook Hunt	Aluminum Metal Service Quarterly Data Volume	September 2006
	Copper Metal Service Quarterly Data Volume	September 2006
	Zinc Metal Service Quarterly Data Volume	September 2006
	Supplemental industry data compiled by Brook Hunt	Not Applicable
Central Electricity Authority’s General Review	All India Electricity Authority — General Review — 2005	2004-2005
	Website, specifically the following address:	Not Applicable
• http://www.cea.nic.in/ power_sec_reports/ executive_summary/ 2006_04/ index.htm
Centre for Monitoring Indian Economy	Monthly Review of the Indian Economy	June 2006
CRISIL Research & Information Services Ltd., or CRIS INFAC	Copper Outlook	May 2006
	CRIS INFAC Aluminium Annual Review	September 2005
Energy Information Administration, a statistical agency of the United States Department of Energy	Website, specifically the following address: http://www.ein.doe/oiaf/ieo/coal.html	Not Applicable
India Lead Zinc Development Association, or ILZDA	Supplemental industry data compiled by ILZDA	Not Applicable
International Copper Promotion Council, India, or ICPCI	Supplemental industry data compiled by ICPCI	Not Applicable
The London Metal Exchange Limited, or LME	Website, specifically the following address:	Not Applicable
• http://www.lme.com
Ministry of Coal	Website, specifically the following address:	Not Applicable
• http://www.coal.nic.in/reserve2.htm

Publisher	Publication(s) or Data	Date(s)

Ministry of Power	Website, specifically the following addresses:	Not Applicable
• http://powermin.nic.in/ indian_electricity_scenario/ power_sector_at_a_glance.htm
• http://powermin.nic.in/ whats_new/ pdf/ development_of_project.pdf
• http://powermin.nic.in/ transmission/ transmission_overview.htm
• http://powermin.nic.in/ indian_electricity_scenario/ growth_of%20the_power_sector.htm
• http://www.cea.nic.in/ power_sec_reports/ executive_summary/ 2006_04/ index.htm
	Annual Report	2004-05 and 2005-06
Geological Survey of India	Website, specifically the following address:	Not Applicable
• http://www.gsi.gov.in
      Solely for the convenience of the reader, this prospectus contains translations of certain Indian Rupee and Australian dollar amounts into US dollars at specified rates. Except as otherwise stated in this prospectus, all translations from Indian Rupees or Australian dollars to US dollars are based on the noon buying rates of Rs. 45.95 per $1.00 and AUD 1.34 per $1.00 in the City of New York for cable transfers of Indian Rupees and Australian dollars, respectively, as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006. No representation is made that the Indian Rupee or Australian dollar amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
      IsaSmelttm and IsaProcesstm are trademarks of Xstrata Plc. Ausmelttm is a trademark of Ausmelt Limited. ISPtm is a trademark of Imperial Smelting Processes Ltd.

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our ADSs. You should read this entire prospectus, including “Risk Factors” and the consolidated financial statements and related notes, before making an investment decision. Unless otherwise specifically stated, the information in this prospectus does not take into account the possible purchase of additional ADSs by the underwriters pursuant to the underwriters’ over-allotment option. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.”
Sterlite Industries (India) Limited

Overview
      We are India’s largest non-ferrous metals and mining company based on net sales and are one of the fastest growing large private sector companies in India based on the increase in net sales from fiscal 2005 to 2006. In India, one of the fastest growing large economies in the world with an 8.5% increase in real gross domestic product from 2004 to 2005, we have three primary businesses:

Copper. We are one of the two custom copper smelters in India, with a leading 43% primary market share by volume in India in fiscal 2006, according to International Copper Promotion Council, India, or ICPCI. In 2005, our Tuticorin smelter had one of the lowest costs of production of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the lowest and second lowest cost of production, respectively, of all copper refining operations worldwide, according to Brook Hunt & Associates Ltd., or Brook Hunt, a metals and mining consulting firm.

Zinc. Our majority-owned subsidiary Hindustan Zinc Limited, or HZL, is India’s only integrated zinc producer and had a 73% market share by volume in India in fiscal 2006, according to the India Lead Zinc Development Association, or ILZDA. HZL’s Rampura Agucha zinc mine is the third largest in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis and was estimated to have the third lowest cost of producing zinc concentrate in 2005, and HZL was the world’s fourth largest lead-zinc mining company in 2005 based on mine production, according to Brook Hunt.

Aluminum. Our majority-owned subsidiary Bharat Aluminium Company Limited, or BALCO, is one of the four primary producers of aluminum in India and had a 19% primary market share by volume in India in fiscal 2006, among the primary producers of the country, according to the Aluminium Association of India, or AAI. BALCO was the fastest growing primary producer of aluminum in India in fiscal 2006 based on quantity of aluminum produced as a result of the ramp-up in production at its new Korba aluminum smelter. BALCO’s captive power plants provide nearly all of its required power, making it an energy-integrated aluminum producer.
      New businesses we currently have an interest in or plan to develop are as follows:

Vedanta Alumina. We hold a 29.5% minority interest in Vedanta Alumina Limited, or Vedanta Alumina, a 70.5%-owned subsidiary of our parent corporation, Vedanta Resources plc, or Vedanta. Vedanta Alumina expects to commission a new 1.0 million tons per annum, or tpa, alumina refinery, expandable to 1.4 million tpa, subject to governmental approvals, and associated captive power plant in March 2007. It is also planning to build a greenfield 500,000 tpa aluminum smelter together with an associated captive power plant.

Commercial Power Generation. We intend to develop a commercial power generation business in India that leverages our experience in building and operating captive power plants used to support our primary businesses. Our experience includes operating six captive power plants with a total power generation capacity of 1,040 MW, five of which we built, including two thermal coal-based captive power plants with a total power generation capacity of 694 MW in the last three years. We believe that with India’s large coal resources, ongoing government deregulation and high demand for power relative to supply, this business represents an attractive growth opportunity. We intend to invest approximately Rs. 87,305 million ($1,900.0 million) over the next four years to build the first phase, totaling 2,400 MW, of a thermal coal-based power facility, which project will be pursued by our wholly-owned subsidiary Sterlite Energy Limited, or Sterlite Energy. In addition, BALCO has entered into a memorandum of understanding under which, among other things, feasibility studies will be undertaken for a potential investment of approximately Rs. 50,000 million ($1,088.1 million) to build a thermal coal-based 1,200 MW power facility.
      We have experienced significant growth in the Indian copper, zinc and aluminum markets. Our net sales increased from Rs. 53,476 million in fiscal 2004 to Rs. 122,791 million ($2,672.3 million) in fiscal 2006, representing a compound annual growth rate of 51.5%, and increased from Rs. 43,160 million in the six-month period ended September 30, 2005 to Rs. 111,328 million ($2,422.8 million) in the six-month period ended September 30, 2006, an increase of 157.9%, due to our capacity expansions and commodity prices increasing to historical highs.

Competitive Strengths
      We believe that we have the following competitive strengths:

High quality assets and resources making us a low-cost producer in copper and zinc. We believe that our business has high quality assets of global size and scale, such as our Rampura Agucha lead-zinc mine and Tuticorin copper smelter and refinery. As a result, our costs of production in copper and zinc are competitive with those of leading metals and mining companies in the world.

Leading non-ferrous metals and mining company in India with a diversified product portfolio. We have substantial market shares across the copper, zinc and aluminum metals markets in India.

Ideally positioned to capitalize on India’s growth and resource potential. We believe that our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, economic growth, proximity to other growing economies and large and inexpensive labor and talent pools.

Strong pipeline of growth projects. We have ongoing projects to further improve the operational efficiencies at Tuticorin to expand production, add a second new zinc smelter at HZL’s Chanderiya facility and enter the commercial power generation business. We also have a minority interest in Vedanta Alumina, which is building a new alumina refinery and planning to build a new aluminum smelter.

Experience for entry into commercial power generation business in India. We have been building and operating captive power plants in India since 1997 and are currently operating six captive power plants with a total power generation capacity of 1,040 MW, including two thermal coal-based captive power plants with a total power generation capacity of 694 MW that we built within the last three years. We believe this experience positions us to enter the commercial power generation business in India.

Experienced and focused management with strong project execution and acquisition skills. Our management and execution teams have a proven track record of successfully implementing capital-intensive expansion projects and acquiring and improving the operations and profitability of other businesses.

Ability and capacity to finance world-class projects. Our strong recent cash flows and balance sheet allow us to pursue world-class projects.

Strategy
      Our goal is to generate strong financial returns and create a world-class metals and mining company. To achieve this goal, we intend to take full advantage of our competitive strengths. Key elements of our strategy include:

Increasing our capacities through greenfield and brownfield projects. We intend to continue to construct new facilities to capitalize upon the growing demand for metals in India and abroad, particularly in China, Southeast Asia and the Middle East.

Leveraging our project execution and operating skills and experience in building and operating captive power plants to develop a commercial power generation business. We believe the commercial power generation business represents an attractive growth opportunity in India and that our experience in building and operating captive power plants positions us to develop this as a stand-alone business.

Continuing to focus on asset optimization and reducing the cost of production. We focus on reducing our cost of production, including through maximizing throughput and plant availability, reducing energy costs and consumption, increasing automation, improving recovery ratios, reducing our raw material costs and seeking better utilization of by-products.

Seeking further growth and acquisition opportunities that leverage our transactional, project execution and operational skills. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses, primarily in India, including through government privatization programs.

Consolidating our corporate structure and increasing our direct ownership of our underlying businesses to derive additional synergies as an integrated group. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest in BALCO and are seeking to complete this acquisition, although the exercise is currently subject to dispute. Further, the Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. We own 64.9% of HZL and intend to exercise our call option to acquire the Government of India’s remaining interest in HZL after it becomes exercisable on or after April 11, 2007. However, it has been reported that the Government of India is taking steps to sell its remaining ownership interest in HZL through a public offer prior to our exercise of the call option.

Risks Associated with Our Business
      Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors.” We may be unable, for many reasons, including some beyond our control, to implement our current business strategy. Those reasons could include: a decline in the treatment charge and refining charge, or TcRc, for copper or the commodity price of copper, zinc or aluminum, a shortage of or inability to secure raw materials, including copper concentrate, alumina and coal, disruptions to operations, failure to make or effectively utilize capital expenditures, failure to acquire additional equity shares of BALCO or HZL, failure to be successful in the commercial power generation business, changes in legal or regulatory conditions in India, including tax and environmental regulations, losses in litigation matters in which we are involved or actions by our controlling shareholder, Vedanta, that are detrimental to our interests.

Company Information
      Sterlite Industries (India) Limited was incorporated on September 8, 1975 under the laws of India and maintains a registered office at B-10/4, MIDC Industrial Area, Waluj, District of Aurangabad, Maharashtra 431 133, India. Our principal executive office is located at Vedanta, 75 Nehru Road, Vile Parle (East), Mumbai, Maharashtra 400 099, India and the telephone number for this office is (91-22) 6646-1000. Our equity shares are listed on the National Stock Exchange of India Limited, or the NSE, and the Bombay Stock Exchange Limited, or the BSE, which are collectively referred to as the Indian Stock Exchanges. Our website address is www.sterlite-industries.com. Information contained on our website, or the website of any of our subsidiaries or affiliates, including Vedanta and other members of the Vedanta group, is not a part of this prospectus.

Our Relationship with Vedanta
      We are a 76.0%-owned subsidiary of Vedanta, a public company listed on the London Stock Exchange, or LSE, and included in the FTSE 100 Index. Vedanta’s 76.0% ownership interest in us is equal to the sum of the 72.3% ownership interest in us held by Twin Star Holdings Limited, or Twin Star, plus 80.0% of the 4.6% ownership interest in us held by The Madras Aluminium Company Limited, or MALCO (reflecting Vedanta’s 80% ownership interest in MALCO). After this offering, Vedanta will continue to own a majority of our equity shares. Vedanta is in turn 53.8%-owned by Volcan Investments Limited, or Volcan, a holding company wholly-owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL. See “Business — Our History and Relationship with Vedanta.”

      The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of November 17, 2006:

Notes:

(1)	Volcan is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal. Mr. Dwarka Prasad Agarwal and Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL, own all of the shares of Volcan. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our

Non-Executive Chairman, may also be deemed to beneficially own all shares that may be owned or deemed to be beneficially owned by Volcan.
(2)	Madras Stock Exchange Limited.
(3)	We exercised our option to acquire the remaining 49.0% of BALCO owned by the Government of India on March 19, 2004. The exercise of this option has been contested by the Government of India. The Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Business — Options to Increase Interests in HZL and BALCO” for more information.
(4)	Sterlite Opportunities and Ventures Limited, or SOVL, has a call option, exercisable on or after April 11, 2007, to acquire from the Government of India a further 29.5% of HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees). However, it has been reported that the Government of India is taking steps to sell its remaining ownership interest in HZL through a public offer prior to our exercise of the call option. See “Business — Options to Increase Interests in HZL and BALCO” for more information.

(5)	HZL was listed on the NSE on November 21, 2006.

The Offering

ADSs that we are offering and to be outstanding immediately after this offering	ADSs.

Number of equity shares per ADS	One equity share, par value Rs. 2 per equity share.

Equity shares outstanding immediately prior to this offering	equity shares.

Equity shares to be outstanding immediately after this offering	equity shares.

The ADSs	Each ADS represents the right to receive one equity share. The ADSs will be evidenced by ADRs executed and delivered by Citibank, N.A., as Depositary.

• The Depositary will be the holder of the equity shares underlying your ADSs and you will have rights as provided in the deposit agreement and the ADRs.

• Subject to compliance with the relevant requirements set out herein and in the deposit agreement, you may surrender your ADSs to the Depositary and withdraw the equity shares underlying your ADSs.

• The Depositary will only deliver equity shares upon surrender of ADSs to the extent the number of equity shares at that time deposited with Citibank, N.A., Mumbai Branch, as Custodian, have been listed for trading on the Indian Stock Exchanges and dematerialized. The Depositary will process requests for withdrawal of the equity shares represented by ADSs surrendered to it on a first come, first served basis. We expect the equity shares to be represented by the ADSs offered hereby to be (i) listed for trading on the Indian Stock Exchanges approximately 45 days after the closing of this offering and (ii) dematerialized in the account of the Custodian 10 days following receipt by the Depositary of confirmation of listing on the Indian Stock Exchanges. We expect the equity shares to be represented by the ADSs issuable upon exercise of the over-allotment option to be (i) listed for trading on the Indian Stock Exchanges approximately 45 days after the closing of the over-allotment option and (ii) dematerialized in the account of the Custodian 10 days following receipt by the Depositary of confirmation of listing on the Indian Stock Exchanges.

• The Depositary will charge you fees for withdrawals and other transactions.

You should carefully read “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement and the form of the ADRs, which are exhibits to the registration statement filed with the US Securities and Exchange Commission, or the Commission, on Form F-6 (Registration No. 333- ) to register the ADSs.

Shareholder approval of offering	Pursuant to applicable Indian regulations, consummation of this offering requires the approval of a three-fourths majority of our shareholders. On November 15, 2006, our board of directors approved an increase in our authorized share capital and this offering and recommended that our shareholders approve an increase in our authorized share capital and this offering. A meeting of our shareholders has been scheduled for December 11, 2006 to consider and vote upon an increase in our authorized share capital and this offering. Twin Star, which owns 72.3% of our outstanding equity shares, MALCO, which owns 4.6% of our outstanding equity shares, and Vedanta, which controls both Twin Star and MALCO, will each agree with the underwriters to vote or cause to be voted all of our equity shares owned or controlled by each of them for an increase in our authorized share capital and this offering.

Offering price	Pursuant to applicable Indian regulations, the offer price of the ADSs cannot be less than the average of the weekly high and low closing prices of our equity shares, as quoted on the NSE or BSE, whichever is higher, during the six-month and during the two-week periods immediately preceding November 11, 2006, the date 30 days prior to December 11, 2006, the date on which a meeting of our shareholders is expected to be held to consider this offering. Assuming the meeting of our shareholders to approve this offering occurs as expected on December 11, 2006, under these Indian regulations the offer price of our ADSs in this offering may not be less than Rs. 531.84 ($11.85), assuming an exchange rate of Rs. 44.89 per US dollar, the noon buying rate for cable transfers from Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York on November 20, 2006.

Subject to these restrictions, the price to the public per ADS will be determined by reference to the prevailing market prices of our equity shares in India after taking into account market conditions and other factors, and the price to the public per ADS will not be greater than 5% above the closing market price, nor less than 10% below the closing market price, of our equity shares on the NSE or the BSE (whichever has the higher average daily trading volume for the five business days preceding the day the price to the public per ADS is determined) on the day the price to the public per ADS is determined.

Over-allotment option	We have granted to the underwriters an option to purchase up to an additional ADSs from us to cover over-allotments in this offering at the initial public offering price less underwriting discounts and commissions. If the underwriters exercise this option in full, ADSs and equity shares would thereafter be outstanding. See “Underwriting.”

Use of proceeds	Our net proceeds from the sale of ADSs in this offering will total approximately $ million (Rs. million) after deducting the underwriting discounts and commissions and estimated offering expenses which are payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital, for reduction of debt and for possible acquisitions of complementary businesses and consolidation of the ownership of our subsidiaries. See “Use of Proceeds.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Payment and settlement	The ADSs are expected to be delivered against payment on , 2006. The ADRs evidencing the ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York, New York. Unless you elect to receive an ADR certificate evidencing your ADSs, in general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected through, records maintained by DTC and its direct and indirect participants.

Listing and trading	We will apply to have the ADSs listed on the New York Stock Exchange, or NYSE. Our outstanding equity shares are listed and traded in India on the NSE and the BSE. Our equity shares are also listed, though not currently traded, on the Calcutta Stock Exchange Association Limited, or the CSE. We have applied to have our equity securities delisted from the CSE, which application is currently pending.

We expect the equity shares to be represented by the ADSs offered hereby to be (i) listed for trading on the Indian Stock Exchanges approximately 45 days after the closing of this offering and (ii) dematerialized in the account of the Custodian 10 days following receipt by the Depositary of confirmation of listing on the Indian Stock Exchanges. We expect the equity shares to be represented by the ADSs issuable upon exercise of the over-allotment option to be (i) listed for trading on the Indian Stock Exchanges approximately 45 days after the closing of the over-allotment option and (ii) dematerialized in the account of the Custodian 10 days following receipt by the Depositary of confirmation of listing on the Indian Stock Exchanges.

Proposed NYSE symbol for the ADSs	“SLT.”

Depositary for the ADSs	Citibank, N.A.

Lock-up	We have agreed with the underwriters not to issue, our principal shareholders, Twin Star, a wholly-owned subsidiary of Vedanta, and MALCO, an 80.0%-owned subsidiary of Vedanta, and our directors and officers, have agreed not to offer, sell or contract to sell, directly or indirectly, or otherwise dispose of or hedge, any of our equity shares or ADSs or securities convertible into or exchangeable for equity shares or ADSs or any similar securities held by such shareholder, officer or director at the time of this offering during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to certain exceptions. See “Underwriting.”

Restrictions on ADSs relating to the Indian Stock Exchanges	ADR holders may not surrender their ADSs to the Depositary for the purpose of withdrawing the deposited shares until we have confirmed to the Depositary that we have received confirmation from the Indian Stock Exchanges that the underlying equity shares have been listed for trading thereon and have therefore become listed shares. We expect to receive the confirmation from the Indian Stock Exchanges of the listing of the equity shares underlying the ADSs approximately 45 days after the closing of the ADS offering, or approximately 45 days after the closing of the over-allotment option for any ADSs that are sold as part of an exercise of the ADS offering over-allotment option. The Depositary will process applications for withdrawal of ADSs for cancellation on a first come, first served basis and only to the extent of the number of listed shares deposited at that time with the Custodian.

Summary Consolidated Financial Information
      The summary historical consolidated statements of operations data for fiscal 2004, 2005 and 2006, and the summary historical consolidated balance sheet data as of March 31, 2005 and 2006, have been derived from the audited consolidated financial statements appearing elsewhere in this prospectus. The selected historical condensed consolidated statements of operations data presented below for the six-month periods ended September 30, 2005 and 2006, and the selected historical condensed consolidated balance sheet data as of September 30, 2005 and 2006, have been derived from our unaudited condensed consolidated financial statements. You should read this information together with the consolidated financial statements and related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with US GAAP. Our historical results do not necessarily indicate results expected for any future period. The translations of Indian Rupee amounts to US dollars are solely for the convenience of the reader and are based on the noon buying rate of Rs. 45.95 per $1.00 in the City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.

	Year Ended March 31,				Six-month period ended September 30,

	2004	2005	2006	2006	2005	2006	2006

	(in millions, except share and per share data)
Consolidated Statement of Operations Data:
Net sales	Rs.53,476	Rs.66,643	Rs.122,791	$2,672.3	Rs.43,160	Rs.111,328	$2422.8
Other operating revenues	679	628	1,334	29.0	370	1,248	27.2

Total revenue	54,155	67,271	124,125	2,701.3	43,530	112,576	2,450.0
Cost of sales	(39,194)	(50,615)	(86,981)	(1,892.9)	(34,115)	(66,400)	(1,445.0)
Selling and distribution expenses	(1,392)	(1,428)	(2,117)	(46.1)	(731)	(1,572)	(34.2)
General and administration expenses	(2,457)	(2,370)	(2,596)	(56.5)	(1,074)	(1,717)	(37.4)
Other expenses:
Voluntary retirement scheme expenses	(611)	(186)	—	—	—	(97)	(2.1)
Impairment of assets	—	(1,276)	—	—	—	—	—
Guarantees, impairment of investments and loans	—	—	(1,300)	(28.3)	—	—	—

Operating income	10,501	11,396	31,131	677.5	7,610	42,790	931.3
Interest income	1,609	2,179	2,414	52.5	1,001	2,096	45.6
Interest expense	(1,969)	(1,962)	(3,238)	(70.5)	(1,018)	(1,969)	(42.9)

Income before income taxes, minority interests and equity in net loss of associate	10,141	11,613	30,307	659.5	7,593	42,917	934.0
Income taxes:
Current	(2,624)	(2,674)	(7,894)	(171.8)	(1,583)	(11,052)	(240.5)
Deferred	(350)	(831)	(1,111)	(24.2)	275	(1,084)	(23.6)

Income after income taxes, before minority interests and equity in net loss of associate	7,167	8,108	21,302	463.5	6,285	30,781	669.9
Minority interests	(2,349)	(2,764)	(6,073)	(132.2)	(1,591)	(8,795)	(191.4)
Equity in net loss of associate, net of taxes	—	—	(99)	(2.1)	(98)	(15)	(0.3)

Net income from continuing operations	4,818	5,344	15,130	329.2	4,596	21,971	478.2
Discontinued Operations:
Income from divested business, net of tax	203	222	369	8.1	122	86	1.9

Net income	Rs.5,021	Rs.5,566	Rs.15,499	$337.3	Rs.4,718	Rs.22,057	$480.1

	Year Ended March 31,				Six-month period ended September 30,

	2004	2005	2006	2006	2005	2006	2006

Basic earnings per share(1):
Income from continuing operations	Rs.13.42	Rs.11.74	Rs.27.35	$0.60	Rs.8.36	Rs.39.71	$0.86
Income from discontinued operations	0.57	0.48	0.67	0.01	0.22	0.16	0.01

Basic earnings per share	Rs.13.99	Rs.12.22	Rs.28.02	$0.61	Rs.8.58	Rs.39.87	$0.87

Diluted earnings per share(1):
Income from continuing operations	Rs.13.13	Rs.11.57	Rs.27.35	$0.60	Rs.8.28	Rs.39.71	$0.86
Income from discontinued operations	0.55	0.48	0.67	0.01	0.22	0.16	0.01

Diluted earnings per share	Rs.13.68	Rs.12.05	Rs.28.02	$0.61	Rs.8.50	Rs.39.87	$0.87

Weighted average number of equity shares used in computing earnings per share(1):
Basic	359,007,797	455,343,743	553,216,634	553,216,634	549,816,294	553,216,634	553,216,634
Diluted	367,697,507	465,108,143	553,216,634	553,216,634	552,782,694	553,216,634	553,216,634

Note:

(1)	Earnings per share and weighted average number of equity shares used in computing earnings per share have been adjusted for the five-for-two stock split and one-for-one bonus issue effective May 12, 2006.

	As of March 31,			As of September 30,

	2005	2006	2006	2006	2006

	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	Rs.5,909	Rs.9,258	$201.5	Rs.1,577	$34.3
Total assets(1)	133,197	167,539	3,646.1	203,694	4,433.2
Long-term debt, net of current portion	28,794	30,237	658.0	21,967	478.1
Short-term and current portion of long-term debt	8,663	4,390	95.5	11,095	241.5
Total shareholders’ equity(1)	37,388	53,498	1,164.3	74,390	1,618.9

Note:

(1)	A $1.00 (Rs. ) increase (decrease) in the assumed initial public offering price of $ (Rs. ) per ADS would increase (decrease) each of cash and cash equivalents, total assets and total shareholders’ equity by $ million (Rs. million).

RISK FACTORS
      This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this prospectus. You should consider the following risk factors carefully in evaluating us and our business before investing in our ADSs. If any of the following risks actually occur, our business, financial condition and results of operations could suffer, the trading price of our ADSs could decline and you may lose all or part of your investment.
Risks Relating to Our Business

Our copper and aluminum businesses depend upon third party suppliers for a substantial portion of their copper concentrate and alumina requirements, and their profitability and operating margins depend upon the market prices for those raw materials.
      Our copper and aluminum businesses source a majority of their copper concentrate and alumina requirements from third parties. As a result, profitability and operating margins of our copper and aluminum businesses depend upon our ability to obtain the required copper concentrate and alumina at prices that are low relative to the market prices of the copper and aluminum products that we sell.
      We purchase copper concentrate at The London Metal Exchange Limited, or LME, price for copper metal for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The TcRc has historically fluctuated independently and significantly from the copper LME price. We attempt to make the LME price a pass through for us as both our copper concentrate purchases and sales of finished products are based on LME prices. Nevertheless, we are also exposed to differences in the LME price between the quotational periods for the purchase of copper concentrate and sale of the finished copper products, and any decline in the copper LME price between these periods will adversely affect us. We attempt to hedge against such risks, but are still exposed to timing and quantity mismatches. In addition, some of our long-term copper concentrate supply agreements provide for a TcRc that is a percentage of the prevailing LME price, and hence would fluctuate with the LME price, or provide our third party supplier with price participation terms linked to LME prices. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Results of Operations — Metal Prices and Copper TcRc.”
      We purchase alumina from third party suppliers through short-term contracts and on the spot market. The market price for alumina has historically fluctuated independently and significantly from the market price of aluminum. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Results of Operations — Metal Prices and Copper TcRc — Zinc and Aluminum.”
      Both the market prices of the copper concentrate and alumina that we purchase and the market prices of the copper and aluminum metals that we sell have experienced volatility in the past, and any increases in the market prices of those raw materials relative to the market prices of the metals that we sell would adversely affect the profitability and operating margins of our copper and aluminum businesses, which could have a material and adverse effect on our results of operations and financial condition.

Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.
      We are subject to operating conditions and events beyond our control that could, among other things, increase our mining, transportation or production costs, disrupt or halt operations at our mines and production facilities permanently or for varying lengths of time or interrupt the transport of our products to our customers. These conditions and events include:

•	Disruptions in mining and production due to equipment failures, unexpected maintenance problems and other interruptions. All of our operations are vulnerable to disruptions. Our aluminum smelters are particularly vulnerable to disruptions in the supply of power which, even if lasting only a few hours, can cause the contents of the furnaces or cells to solidify, which would necessitate a plant closure and a shutdown in operations for a significant period, as well as involve expensive repairs. For example, power interruptions caused BALCO to partially suspend operations at its new 245,000 tpa aluminum smelter at Korba in May 2006, and as a result of this interruption the smelter did not become fully operational again until November 2006. The loss from this interruption includes lost production, repair costs and other expenses.

•	Availability of raw materials for energy requirements. Any shortage of or increase in the prices of any of the raw materials needed to satisfy our businesses’ energy requirements may interrupt our operations or increase our cost of production. We are particularly dependent on coal, which is used in many of our captive power plants. Our aluminum business, which has high energy consumption due to the energy-intensive nature of aluminum smelting, is significantly dependent on receiving allocations from Coal India Limited, or Coal India, the government-owned coal monopoly in India. Starting April 1, 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, including BALCO, except utilities, forcing BALCO to utilize higher-priced imported coal and increasing power generation costs.

•	Availability of water. The mining operations of our zinc and aluminum businesses and our captive power plants depend upon the supply of a significant amount of water. There is no assurance that the water required will continue to be available in sufficient quantities or that the cost of water will not increase. For example, BALCO is currently in a dispute with the National Thermal Power Corporation Limited, or NTPC, regarding the right of way for a water pipeline that provides one of BALCO’s captive power plants access to a body of water adjacent to NTPC premises. An unfavorable resolution to this dispute may significantly increase BALCO’s costs of obtaining water for that power plant.

•	Disruptions to or increased costs of transport services. We depend upon seaborne freight, rail, trucking, overland conveyor and other systems to deliver bauxite, alumina, zinc concentrate, copper concentrate, coal and other supplies to our operations and to deliver our products to customers. Any disruption to or increase in the cost of these transport services, including as a result of interruptions that decrease the availability of these transport services or as a result of increases in demand for transport services from our competitors or from other businesses, or any failure of these transport services to be expanded in a timely manner to support an expansion of our operations, could have a material adverse effect on our operations and operating results.

•	Accidents at mines, smelters, refineries, cargo terminals and related facilities. Any accidents or explosions causing personal injury, property damage or environmental damage at or to our mines, smelters, refineries, cargo terminals and related facilities may result in expensive litigation, imposition of penalties and sanctions or suspension or revocation of permits and licenses. Risks associated with our open-pit mining operations include flooding of the open-pit, collapses of the open-pit wall and operation of large open-pit mining and rock transportation equipment. Risks associated with our underground mining operations include underground fires and explosions (including those caused by flammable gas), cave-ins or ground falls, discharges of gases or toxic chemicals, flooding, sinkhole formation and ground subsidence and underground drilling, blasting and removal and processing of ore. Injuries to and deaths of workers at our mines and facilities have occurred in the past and may occur in the future. We are required by law to compensate employees for work-related injuries. Failure to make adequate provisions for our workers’ compensation liabilities could harm our future operating results.

•	Strikes and industrial actions or disputes. The majority of the total workforce of our consolidated group of companies is unionized. Strikes and industrial actions or disputes have in the past and may in the future lead to business interruptions and halts in production. For example, the trade unions of BALCO initiated a 67-day-long strike in May 2001 in opposition to the divestment of equity shares of BALCO by the Government of India. We also experienced short strikes and work stoppages in 2005 and 2006. In addition, we may be subject to union demands and litigation for pay raises and increased benefits, and our existing arrangements with trade unions may not be renewed on terms favorable to us, or at all. The current wage settlement agreements entered into by HZL and BALCO with their respective unions will be up for renewal in 2007 and 2009, respectively. Other work stoppages or other labor-related developments, including the introduction of new labor regulations in India or Australia, may occur in the future.
      The occurrence of any one or more of these conditions or events could have a material adverse effect on our results of operations and financial condition.

We are substantially dependent upon our Rampura Agucha zinc mine, and any interruption in our operations at that mine could have a material adverse effect on our results of operations and financial condition.
      Our Rampura Agucha zinc mine produced 88.9% of the total mined metal in zinc concentrate that we produced in fiscal 2006 and constituted 77.8% of our proven and probable zinc reserves as of March 31, 2006. Our zinc business provided 68.4% of our operating income in fiscal 2006. Our results of operations have been and are expected to continue to be substantially dependent on the reserves and low cost of production of our Rampura Agucha mine, and any interruption in our operations at the mine for any reason could have a material adverse effect on the results of operations and financial condition of our business as a whole.

If we are unable to secure additional reserves of copper, zinc and bauxite that can be mined at competitive costs or cannot mine existing reserves at competitive costs, our profitability and operating margins could decline.
      If our existing copper, zinc and bauxite reserves cannot be mined at competitive costs or if we cannot secure additional reserves that can be mined at competitive costs, we may become more dependent upon third parties for copper concentrate, zinc concentrate and alumina. Because our mineral reserves decline as we mine the ore, our future profitability and operating margins depend upon our ability to access mineral reserves that have geological characteristics enabling mining at competitive costs. Replacement reserves may not be available when required or, if available, may not be of a quality capable of being mined at costs comparable to the existing or exhausted mines.
      We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Because the value of reserves is calculated based on that part of our mineral deposits that are economically and legally exploitable at the time of the reserve calculation, a decrease in commodity prices of the metals may result in a reduction in the value of any mineral reserves that we do obtain as less of the mineral deposits contained therein would be economically exploitable at the lower prices. Exhaustion of reserves at particular mines may also have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines. Further, with depletion of reserves, we will face higher unit extraction costs per mine.
      Our ability to obtain additional reserves in the future could be limited by restrictions under our existing or future debt agreements, competition from other copper, zinc and aluminum companies, lack of suitable acquisition candidates, government regulatory and licensing restrictions, difficulties in obtaining mining leases and surface rights or the inability to acquire such properties on commercially reasonable terms, or at all. To increase production from our existing bauxite and lead-zinc mines, we must apply for governmental approvals, which we may not be able to obtain in a timely manner, or at all.

Our business requires substantial capital expenditures and the dedication of management and other resources to maintain ongoing operations and to grow our business through projects, expansions and acquisitions, which projects, expansions and acquisitions are subject to additional risks that could adversely affect our business, financial condition and results of operations.
      Capital requirements. We require capital for, among other purposes, expanding our operations, making acquisitions, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our existing credit facilities are not sufficient to fund our capital requirements, we will require additional debt or equity financing, which may not be available on favorable terms, or at all. Future debt financing, if available, may result in increased finance charges, increased financial leverage, decreased income available to fund further acquisitions and expansions and the imposition of restrictive covenants on our business and operations. In addition, future debt financing may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.
      In light of this, our planned and any proposed future expansions and projects may be materially and adversely affected if we are unable to obtain funding for such capital expenditures on satisfactory terms, or at all, including as a result of any of our existing facilities becoming repayable before its due date. In addition, there can be no assurance that our planned or any proposed future expansions and projects will be completed on time or within budget, which may adversely affect our cash flow. These projects include:

•	HZL’s investment of approximately Rs. 13,785 million ($300.0 million) to build a new 170,000 tpa zinc smelter and associated captive power plant through a brownfield expansion at its Chanderiya facility;

•	our investment of approximately Rs. 1,000 million ($21.8 million) to achieve operational efficiency improvements at our Tuticorin facility;

•	HZL’s planned investment of Rs. 7,770 million ($169.1 million) at its Chanderiya and Debari zinc smelters to increase its total zinc smelting production capacity by 88,000 tpa and to construct a new 80 MW thermal coal-based captive power plant at its Zawar mine and add additional mining equipment at its Rampura Agucha mine; and

•	HZL’s planned investment of Rs. 4,000 million ($87.1 million) to establish two wind power plants with a combined capacity of up to 75 MW in a phased manner during the second half of fiscal 2007 and the fiscal 2008.

      Cost overruns and delays. Our current and future projects may be significantly delayed by failure to receive regulatory approvals or renewal of approvals, failure to obtain sufficient funding, technical difficulties due to human resource, technological or other resource constraints or for other unforeseen reasons, events or circumstances. As a result, these projects may incur significant cost overruns and may not be completed on time, or at all. Our decision to undertake or continue any of these projects will be based on assumptions of future demand for our products which may not materialize. As a consequence of project delays, cost overruns, changes in demand for our products and other reasons, we may not achieve the reductions in the cost of production or other economic benefits expected from these projects, which could adversely affect our business, financial condition and results of operations.
      Demands on management. Our efforts to continue our growth will place significant demands on our management and other resources and we will be required to continue to improve operational, financial and other internal controls, both in India and elsewhere. Our ability to maintain and grow our existing business and integrate new businesses will depend on our ability to maintain the necessary management resources and on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands and evolving industry standards. We are in particular dependent to a large degree on the continued service and performance of our senior management team and other key team members in our business units. These key personnel possess technical and business capabilities that are difficult to replace.

The loss or diminution in the services of members of our senior management or other key team members, or our failure otherwise to maintain the necessary management and other resources to maintain and grow our business, could have a material adverse effect on our results of operations, financial condition and prospects.
      Acquisition risks. As part of our growth strategy, we intend to continue to pursue acquisitions to expand our business. There can be no assurance that we will be able to identify suitable acquisition, strategic investment or joint venture opportunities, obtain the financing necessary to complete and support such acquisitions or investments, integrate such businesses or investments or that any business acquired will be profitable. If we attempt to acquire non-Indian companies, we may not be able to satisfy certain Indian regulatory requirements for such acquisitions and may need to obtain the prior approval of the Reserve Bank of India, or the RBI, which we may not be able to obtain. In addition, acquisitions and investments involve a number of risks, including possible adverse effects on our operating results, diversion of management’s attention, failure to retain key personnel, risks associated with unanticipated events or liabilities and difficulties in the assimilation of the operations, technologies, systems, services and products of the acquired businesses or investments. Any failure to achieve successful integration of such acquisitions or investments could have a material adverse effect on our business, results of operations or financial condition.

If we do not continue to invest in new technologies and equipment, our technologies and equipment may become obsolete and our cost of production may increase relative to our competitors, which would have a material adverse effect on our ability to compete, results of operations, financial condition and prospects.
      Our profitability and competitiveness are in large part dependent upon our ability to maintain a low cost of production as we sell commodity products with prices we are unable to influence. Unless we continue to invest in newer technologies and equipment and are successful at integrating such newer technologies and equipment to make our operations more efficient, our cost of production relative to our competitors may increase and we may cease to be profitable or competitive. However, newer technologies and equipment are expensive and the necessary investments may be substantial. Moreover, such investments entail additional risks as to whether the newer technologies and equipment will reduce our cost of production sufficiently to justify the capital expenditures to obtain them. Any failure to make sufficient or the right investments in newer technologies and equipment or in integrating such newer technologies and equipment into our operations could have a material adverse effect on our ability to compete and our financial condition, results of operations and prospects.

We intend to develop a commercial power generation business, a line of business in which we have limited experience, from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses.
      In July 2006, our board of directors resolved and our shareholders subsequently approved in principle a new strategy for us to enter into the commercial power generation business in India. We expect that our initial strategy will be an investment of approximately Rs. 87,305 million ($1,900.0 million) over the next four years to build the first phase, totaling 2,400 MW (comprising four units of 600 MW each), of a thermal coal-based power facility, which project will be pursued by our wholly-owned subsidiary Sterlite Energy. See “Business — Our Future Commercial Power Generation Business — Our Plans for Commercial Power Generation.”
      In addition, on October 7, 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the Chhattisgarh State Electricity Board, or CSEB, under which, among other things, feasibility studies will be undertaken for a potential investment of approximately Rs. 50,000 million ($1,088.1 million) to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh.
      The entry by BALCO into the commercial power generation business will require board and shareholder approval, including the specific consent of the Government of India and the consents of lenders, and require BALCO to amend its memorandum of association. There can be no assurance that any such approval will be obtained, on satisfactory terms or at all.
      In addition, HZL’s board of directors has recently approved the establishment of two wind power plants with a combined capacity of up to 75 MW at an estimated cost of Rs. 4,000 million ($87.1 million).
      Although we have some experience building and operating captive power plants to provide a significant percentage of the power requirements of our copper, zinc and aluminum businesses, we have never before built or operated wind power plants or attempted to compete in the commercial power generation business. In addition to the significant capital investment, our management’s focus will also be directed towards this new business.
      In particular, our proposed commercial power generation business involves various risks, such as:

•	We may face many uncertainties, including regulatory requirements and restrictions which may change by the time our planned power facility is completed. These may include a change in the tariff policy, which may have an adverse impact on our revenues and reduce our margins. We may also face delays in the development of our power plants and any coal mines we may seek to develop, as other coal and power companies in India and Southeast Asia recently have, as a result of protests or other obstructive or delaying activities by displaced persons and others who may oppose such developments.

•	We must obtain the consent of certain of our lenders to commence a new business, and there can be no assurance that we will obtain such consents.

•	We will be dependent upon third parties for the construction, delivery and commissioning of the power facilities, the supply and testing of equipment and transmission and distribution of any power we produce.

•	We do not have our own coal mines, and given recent shortages in coal supplies in India, we may also not be successful at procuring an adequate supply of coal at sufficiently attractive prices, or at all, for our power plant to operate and generate a return on our investment.

•	The commercial power generation business is highly competitive and we will be competing with established commercial power generation companies, including NTPC, Tata Power Limited and Reliance Energy Limited, with significant resources and many years of experience in the commercial power generation business. Our parent company, Vedanta, has also announced plans to enter the commercial power generation business and we may compete with them.
      There can be no assurance that we will recover our investment in this new business, that we will realize a profit from this new business or that diverting our management’s attention to this new business will not have a material adverse effect on our existing copper, zinc and aluminum businesses, any of which results may have a material adverse effect on our results of operations, financial condition and prospects.

If any power facilities we build and operate as part of our future commercial power generation business do not meet operating performance requirements and agreed norms as may be set out in our agreements, or otherwise do not operate as planned, we may incur increased costs and penalties and our revenues may be adversely affected.
      Operating power plants involves many operational risks, including the breakdown or failure of generation equipment or other equipment or processes, labor disputes, fuel interruption and operating performance below expected levels. However, the power purchase agreements and other agreements we may enter into may require us to guarantee certain minimum performance standards, such as plant availability and generation capacity, to the power purchasers. If our facilities do not meet the required performance standards, the power purchasers with whom we have power purchase agreements may not reimburse us for any increased costs arising as a result of our plants’ failure to operate within the agreed norms, which in turn may affect our results of operations. In addition to the performance requirements specified in our power purchase and other agreements, national and state regulatory bodies and other statutory and government mandated authorities may from time to time impose minimum performance standards upon us. Failure to meet these requirements could expose us to the risk of penalties.

The validity of the Government of India’s divestment of 64.9% of HZL to us is currently pending adjudication and our option to purchase the Government of India’s remaining shares in HZL may be challenged.
      A public interest litigation was filed in 2003 against the Government of India, HZL, SOVL and others, challenging the Government of India’s divestment of 64.9% of HZL to us. This public interest litigation proceeds on the same grounds as a decision of the Supreme Court of India, which held that the Government of India may not divest its shares in companies in which assets have been vested pursuant to an Act of Parliament without first repealing or amending the applicable Act of Parliament.
      The Supreme Court of India has directed that all pending challenges to divestments of government-owned companies be heard together by a larger bench of the Supreme Court of India. No date has been set for such a hearing.
      There can be no assurance that we will successfully defend the challenge to the Government of India’s divestment of shares in HZL or that a challenge will not be made to any future divestment of shares in HZL by the Government of India. In addition, the Government of India is reportedly taking steps towards making a public offer of its remaining ownership interest in HZL, which it has a right to do prior to an exercise of our call option to acquire such residual ownership interest, which call option becomes exercisable on or after April 11, 2007. If, prior to the exercise of our call option, the Government of India does not sell its residual ownership interest in HZL through a public offer and we seek to exercise our call option to acquire such remaining ownership interest, there can be no assurance that such an acquisition by us will not be challenged, including a challenge on the grounds of our existing litigation with respect to the Government of India’s prior divestments of HZL to us or a challenge on the same grounds as those raised in respect of our exercise of the BALCO call option discussed below. Any adverse ruling may undermine our ownership and control of HZL or preclude or delay us from exercising our option to increase our ownership interest in HZL, either of which outcomes would be likely to have a material adverse effect upon our operational flexibility, results of operations and prospects. Alternatively, we may only be able to acquire the Government of India’s remaining ownership interest in HZL at a price in excess of the market value or fair value of those shares, which could have a material adverse effect on our results of operations and financial condition. See “Business — Options to Increase Interests in HZL and BALCO.”

The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.
      Under the terms of the shareholders’ agreement between us and the Government of India, we were granted an option to acquire the shares of BALCO held by the Government of India at the time of exercise. We exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. We have sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. However, the court directed on August 7, 2006 that the parties attempt to settle the dispute by way of amicable negotiation and conciliation. Negotiations are currently underway between the parties and the next hearing date is January 10, 2007. Notwithstanding the outcome of the dispute, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “Business — Options to Increase Interests in HZL and BALCO.”
      There is no assurance that the outcome of the negotiations will be favorable to us. In the event of an unfavorable outcome, we may be unable to purchase the Government of India’s remaining 49.0% stake in BALCO or may be required to pay a higher purchase price, which may adversely affect our operational flexibility, results of operations and prospects.

We are involved in a number of litigation matters, both civil and criminal in nature, and any final judgments against us could have a material adverse effect on our business, results of operations, financial condition and prospects.
      We are involved in a variety of litigation matters, including matters relating to alleged violations of environmental and tax laws and alleged price manipulation of our equity shares on the Indian Stock Exchanges. A final judgment against us or our directors in one or more of these disputes may result in damages being awarded that we must pay or injunctions against us, or criminal proceedings being instituted against us or our directors, which may require us to cease or limit certain of our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. For a detailed discussion of material litigation matters pending against us, see “Business — Litigation.”

Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct operations on our properties or result in significant unanticipated costs.
      Our ability to mine the land on which we have been granted mining lease rights is dependent on the surface rights that we acquire separately and subsequently to the grant of mining lease rights and generally over only part of the land leased. Additional surface rights may be negotiated separately with landowners, though there is no guarantee that these rights will be granted. Although we expect to be able to continue to obtain additional surface rights in the future in the ordinary course, any delay in obtaining or inability to obtain surface rights could negatively affect our financial condition and results of operations.
      A significant part of our mining operations are carried out on leasehold properties. Our right to mine some of our reserves may be materially and adversely affected if defects in title or boundary disputes exist or if a lease expires and is not renewed or if a lease is terminated due to our failure to comply with its conditions. For example, as a result of pending litigation, we and Vedanta Alumina are not in compliance with certain conditions of the leases granted to us by the Orissa Infrastructure Development Corporation, or OIDC, in respect of certain of our lands at Lanjigarh. These conditions require us and Vedanta Alumina to commence operations within a specified period of taking possession of the land, which we have not complied with though an extension of the terms of the leases has been applied for. See “Business — Litigation.” Any challenge to our title or leasehold interests could delay our mining operations and could ultimately result in the loss of some or all of our interests. Also, in any such case, the investigation and resolution of title issues would divert management’s time from our business and our results of operations could be adversely affected. Further, if we mine on property that we do not own or lease, we could incur liability for such mining.
      We can also be subject to claims challenging our title to our non-mine properties. For example, BALCO is currently engaged in a dispute with the State Government of Chhattisgarh regarding alleged encroachment on state-owned land at its Korba facility. See “Business — Litigation.”

Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations.
      Numerous governmental permits, approvals and leases are required for our operations as the industries in which we operate and seek to operate are subject to numerous laws and extensive regulation by national, state and local authorities in India and Australia. Failure to comply with any laws or regulations or to obtain or renew the necessary permits, approvals and leases may result in the loss of the right to mine or operate our facilities, the assessment of administrative, civil or criminal penalties, the imposition of cleanup or site restoration costs and liens, the imposition of costly compliance procedures, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of closing or limiting production from our operations. In addition, a significant number of approvals are required from government authorities in India for metals and mining and commercial power generation projects, and any such approvals may be subject to challenge. Our business, financial condition, results of operations and prospects may be materially and adversely affected by any of a number of significant legal and regulatory matters to which we are subject. See “Business — Litigation” and “Business — Regulatory Matters.”
      The costs, liabilities and requirements associated with complying with existing and future laws and regulations may be substantial and time-consuming and may delay the commencement or continuation of exploration, mining or production activities. For example, a gas leak at HZL’s sulphuric acid plant in Chanderiya caused the Rajasthan State Pollution Control Board to shut down the entire plant for a period of 12 days in November 2005.
      New legislation or regulations may be adopted in the future that may materially and adversely affect our operations, our cost structure or our customers’ ability to use our products. New legislation or regulations, or different or more stringent interpretation or enforcement of existing laws and regulations, may also require us or our customers to change operations significantly or incur increased costs, which could have a material adverse effect on our results of operations or financial condition.

Any increase in competition in our target markets could result in lower prices or sales volumes of the copper, zinc and aluminum products we produce, which may cause our profitability to suffer.
      There is substantial competition in the copper, zinc and aluminum industries, both in India and internationally, and we expect this to continue. Our competitors in the copper, zinc and aluminum markets outside India include major international producers. Certain of these international producers have significantly larger scale of operations, greater financial resources and manufacturing and technological capabilities, more established and larger marketing and sales organizations and larger technical staffs than we do.
      In the Indian copper market, we compete primarily against Hindalco Industries Limited, or Hindalco, Hindustan Copper Limited, or Hindustan Copper, and imports. In the Indian zinc market, we compete primarily against imports. In the Indian aluminum market, we compete primarily against National Aluminium Company Limited, or NALCO, Hindalco, MALCO, a subsidiary of Vedanta, and imports. Many of our competitors are also expanding their production capacities. If domestic demand is not sufficient to absorb these increases in capacity, our competitors could reduce their prices, which may force us to do the same or cause us to lose market share or sell our products in overseas markets at lower prices.
      The end-user markets for our metal products are highly competitive. Copper competes with a number of other materials, including aluminum and plastics. Zinc metal faces competition as a result of substitution of materials, including aluminum, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanization in the construction market. Aluminum competes with materials such as plastic, steel, iron, glass and paper, among others, for various applications. In the past, customers have demonstrated a willingness to substitute other materials for copper, zinc and aluminum. The willingness of customers to accept substitutes could have a material adverse effect on our business, results of operations and prospects.

Our insurance coverage may prove inadequate to satisfy future claims against us.
      We maintain insurance which we believe is typical in our industry in India and Australia and in amounts which we believe to be commercially appropriate. Nevertheless, we may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all or cannot insure. Our insurance policies contain exclusions and limitations on coverage, and we do not have business interruption insurance. In addition, our insurance policies may not continue to be available at economically acceptable premiums, or at all. As a result, our insurance coverage may not cover the extent of any claims against us, including for environmental or industrial accidents or pollution. See “Business — Insurance.”

Third party interests in our subsidiary companies and restrictions due to stock exchange listings of our subsidiary companies will restrict our ability to deal freely with our subsidiaries, which may have a material adverse effect on our operations.
      We do not wholly own all of our operating subsidiaries. Although we have management control of HZL and BALCO, and we intend to increase our ownership interests in both, each of these companies has other shareholders who, in some cases, hold substantial interests in them. The minority interests in our subsidiaries and the listing of HZL on the NSE and BSE may limit our ability to increase our equity interests in these subsidiaries, combine similar operations, utilize synergies that may exist between the operations of different subsidiaries or reorganize the structure of our business in a tax effective manner. For example, the Government of India, which is a minority shareholder in each of HZL and BALCO, has entered into shareholders’ agreements for HZL and BALCO and it is a term of the shareholders’ agreements that HZL and BALCO may not grant loans to companies which are under the same management as HZL or BALCO, as the case may be, without the prior consent of the Government of India. In addition, the Government of India has the right to appoint directors and has veto power over certain management decisions. These restrictions on our ability to deal freely with our subsidiaries caused by the minority interests may have a material adverse effect on our results of operations or financial condition as our ability to move funds among the different parts of our business will be restricted and we will be unable to access cash held in HZL or BALCO except through dividend payments by HZL and BALCO which would be payable to all shareholders. This will limit our ability to make payments of interest and principal in respect of financial liabilities and obligations which we have undertaken on behalf of our consolidated group of companies. Further, pursuant to the requirements for the continued listing of the shares of HZL on the NSE and BSE, in the event we exercise our call option to acquire the Government of India’s remaining ownership interest in HZL, we would have to either divest a portion of our shareholding in HZL within a period of one year from the acquisition such that the minimum public shareholding requirement of 10% is complied with or delist HZL’s shares from the NSE and BSE by making an offer to purchase the equity shares held by the remaining HZL’s shareholders at a price determined by way of a reverse book-build process, which could adversely impact our financial condition and results of operations. See “Business — Options to Increase Interests in HZL and BALCO.”

We may be liable for additional taxes if the tax holidays, exemptions and tax deferral schemes which we currently benefit from expire without renewal, and the benefits of the tax holidays, exemptions and tax deferral schemes may be limited by the minimum alternative tax.
      We currently benefit from significant tax holidays, exemptions and tax deferral schemes. These tax holidays, exemptions and tax deferral schemes are for limited periods. For example, HZL’s captive power plant at Debari benefits from tax exemptions on the profits generated from transfers of power to HZL’s other units, which are expected to generate substantial savings through fiscal 2013. In the case of the Chanderiya captive power plant, we have not yet claimed a tax exemption that we have the option to claim for a period of ten consecutive years within the first 15 years of operations. The captive power plants in our copper business benefit from tax exemptions on the profits generated from transfers of power to the smelter which are expected to generate savings through fiscal 2015. One of our two copper refineries also enjoys tax benefits on profits generated through fiscal 2008. These tax incentives resulted in a decrease in our effective tax rate compared to the tax rate that we estimate would have applied if these incentives had not been available. Our copper refinery and copper rod plant at Tuticorin have also been awarded the status of export oriented units, under which we are eligible for tax exemptions on raw materials and capital goods procured and finished goods sold until June 1, 2011. There can be no assurance that these tax holidays or exemptions will be renewed when they expire or that any applications we make for new tax holidays or exemptions will be successful. The expiry or loss of existing tax holidays, exemptions and tax deferral schemes or the failure to obtain new tax holidays, exemptions or tax deferral schemes will likely increase our tax obligations and any increase could have a material adverse effect on our financial condition or results of operations.

      In addition, we are subject to a minimum alternative tax which sets a minimum amount of tax we must pay each year based on our profits. The effective minimum alternative tax rate is 11.2% as of the date of this prospectus. The minimum alternative tax may prevent us from taking full advantage of any tax holidays, exemptions or tax deferral schemes that may be available to us.

Shortage of skilled labor in the metals and mining industry could increase our costs and limit our ability to maintain or expand our operations, which could adversely affect our results of operations.
      Mining and metal refining, smelting and fabrication operations require a skilled and experienced labor force. If we experience a shortage of skilled and experienced labor, our labor productivity could decrease and costs could increase, our operations may be interrupted or we may be unable to maintain our current production or increase our production as otherwise planned, which could have a material adverse effect on our results of operations, financial condition and business prospects.
Risks Relating to Our Industry

The recent increases in commodity prices and the copper TcRc may not be sustainable.
      Our recent high levels of profitability and high operating margins are in large part due to the increase in international copper, zinc and aluminum commodity prices to historical highs. In addition, there has been an increase in the market rate of the TcRc for copper smelting and refining, which has contributed to our recent increases in profitability and operating margins. There can be no assurance that such international commodity prices or the copper TcRc will continue to increase, or that they will not decline, and thus our recent growth and profitability may not be indicative of our future results. Our profitability and operating margins depend on the level of international commodity prices and the market TcRc rate for copper relative to our overall costs of production, including the costs of raw materials. Any material decline in the prices we receive without a corresponding decrease in our cost of production could adversely affect our results of operations and financial condition and reduce the value of our reserves.

Commodity prices and the copper TcRc may be volatile.
      Historically, the international commodity prices for copper, zinc and aluminum and the prevailing market TcRc rate for copper have been volatile and subject to wide fluctuations in response to relatively minor changes in the supply of, and demand for, such commodities, market uncertainties, the overall performance of world or regional economies and the related cyclicality in industries we directly serve and a variety of other factors. Commodity prices and the market TcRc rate for copper may continue to be volatile and subject to wide fluctuations in the future. A decline in the prices we receive for our copper, zinc or aluminum metals and in the market TcRc rate for copper would adversely affect our revenue and results of operations, and a sustained drop would have a material adverse effect on our revenue, results of operations and financial condition.

Our ore reserves are estimates based on a number of assumptions, any changes to which may require us to lower our estimated reserves.
      The ore reserves stated in this prospectus are estimates and represent the quantity of copper, zinc, lead and bauxite that we believed, as of March 31, 2006, could be mined, processed, recovered and sold at prices sufficient to cover the estimated future total costs of production, remaining investment and anticipated additional capital expenditures. These estimates are subject to numerous uncertainties inherent in estimating quantities of reserves and could vary in the future as a result of actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic parameters such as metal prices, smelter treatment charges and exchange rates, many of which are beyond our control. As a result, you should not place undue reliance on the reserve data contained in this prospectus. In the event that any of these assumptions turn out to be incorrect, we may need to revise our ore reserves downwards and this may adversely affect our life-of-mine plans and consequently the total value of our mining asset base, which could increase our costs and decrease our profitability.

Changes in tariffs, royalties, customs duties and government assistance may reduce our domestic premium, which would adversely affect our profitability and results of operations.
      Copper, zinc and aluminum are sold in the Indian market at a premium to the international market prices of these metals due to tariffs payable on the import of such metals.
      Between March 2002 and February 2006, customs duties on imported copper, zinc and aluminum decreased from 35.0% to 7.5%. In January 2004, the special additional duty, or SAD, of 4% which was also levied on imports of copper, zinc and aluminum was abolished, reducing the effective customs duties levied on all imports. The Government of India may reduce customs duties further in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a significant extent on the continuation of import duties and any material reduction would have a material adverse effect on our results of operations and financial condition.
      We pay royalties to the State Governments of Chhattisgarh and Rajasthan based on our extraction of bauxite and lead-zinc ore, respectively and to the State Government of Tasmania in Australia based on our extraction of copper ore. Most significant of these is the royalty that HZL is required to pay to the State Government of Rajasthan, where all of HZL’s mines are located, at a rate of 6.6% of the LME zinc metal price payable on the zinc metal contained in the ore mined and 5.0% of the LME lead metal price payable on the lead metal contained in the ore mined. The royalties we pay are subject to change. Any upward revision to the royalty rates being charged currently may adversely affect our profitability. Additionally, the Department of Mines and Geology of the State of Rajasthan has raised additional demands for payment through several show cause notices to HZL for mining minerals associated with lead and zinc such as cadmium and silver. Any upward revision to the royalty rates being charged currently or payment of additional royalty for mining of associated minerals may adversely affect our profitability. See “Business — Litigation — Royalty Demands against HZL.”
      Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India, which have been reduced since 2002. These export assistance premiums have been reduced in recent years and may be further reduced in the future. Any reduction in these premiums will decrease the revenue we receive from export sales and may have a material adverse effect on our results of operations or financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Results of Operations — Government Policy.”
Risks Relating to Our Relationship with Vedanta

We are controlled by Vedanta and your ability to influence matters requiring shareholder approval will be extremely limited.
      Immediately upon the completion of this offering, we will continue to be a majority-owned and controlled subsidiary of Vedanta. Vedanta is in turn 53.8%-owned by Volcan. Volcan is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL. As part of Vedanta’s listing on the LSE, Volcan and Messrs. Anil Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal entered into an agreement with Vedanta which seeks to regulate the ongoing relationship between them so that Vedanta is able to carry on its business independently of Volcan and the Agarwal family. See “Certain Relationships and Related Transactions.” However, we cannot assure you that the agreement among Vedanta, Volcan and the Agarwal family will be effective at insulating Vedanta, and in turn us, from being influenced or controlled by Volcan and the Agarwal family, which influence or control could have a material adverse effect on the holders of the ADSs and other holders of our equity shares.

      As long as Vedanta, through its subsidiaries, owns a majority of our outstanding equity shares, Vedanta will have the ability to control or influence significant matters requiring board approval and to take shareholder action without the vote of any other shareholder, and the investors in this offering will not be able to affect the outcome of any shareholder vote. Vedanta will have the ability to control all matters affecting us.
      In the event Vedanta ceases to be our majority shareholder, we will be required to immediately repay all of the amounts outstanding under our loan agreements, which was Rs. 33,062 million ($719.6 million) as of September 30, 2006.
      Vedanta’s voting control may discourage transactions involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your ADSs over the then-current market price. Subject to the lock-up agreements of Twin Star and MALCO described elsewhere in this prospectus, Vedanta is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. Accordingly, your ADSs may be worth less than they would be if Vedanta did not maintain voting control over us.

Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of to us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.
      Vedanta’s control of us means it can determine the allocation of business opportunities among us, itself and its other subsidiaries. For example, Vedanta owns 51.0% of Konkola Copper Mines plc, or KCM, an integrated copper producer in Zambia, 80.0% of MALCO, an aluminum metals and mining company in India with which we compete, and 70.5% of Vedanta Alumina, which is seeking to develop an alumina refining and aluminum smelting business. As Vedanta controls KCM, MALCO, Vedanta Alumina and us, it determines the allocation of business opportunities between KCM, MALCO, Vedanta Alumina and us, as well as the strategies and actions of KCM, MALCO, Vedanta Alumina and us. Vedanta may determine to have KCM, MALCO, Vedanta Alumina or another of its subsidiaries, instead of us, pursue business opportunities in the copper, zinc, aluminum or commercial power generation business, or any other business, or cause such companies or us to undertake corporate strategies, the effect of which is to benefit such companies instead of us and which could be detrimental to our interests. If Vedanta were to take any such actions, our business, results of operations, financial condition and prospects could be materially and adversely affected and the value of our equity shares and the ADSs may decline.

We have issued several guarantees and a put option as security for the obligations of certain of our subsidiaries and other companies within the Vedanta group and we will have liability under these guarantees and put option in the event of any failure by such entities to perform their obligations, which could have a material adverse effect on our results of operations and financial condition.
      We have issued several guarantees and a put option in respect of the obligations of certain of our subsidiaries and other companies within the Vedanta group, including guarantees and a put option issued as security for loan obligations, credit facilities or issuance of customs duty bonds for import of capital equipment at concessional rates of duties. Our outstanding guarantees and put option cover obligations aggregating Rs. 9,393 million ($204.4 million) as of September 30, 2006, the liabilities for which have not been recorded in our consolidated financial statements. We will have a liability in the event that any of these entities fails to perform its obligations under the loan agreements, credit facilities or bonds, which could have a material adverse effect on our results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Guarantees and Put Option.”

Any disputes that arise between us and Vedanta or other companies in the Vedanta group could harm our business operations.
      Disputes may arise between Vedanta or other companies in the Vedanta group and us in a number of areas, including:

•	intercompany agreements setting forth services and prices for services between us and Vedanta or other companies in the Vedanta group;

•	business combinations involving us;

•	sales or distributions by Vedanta of all or any portion of its ownership interest in us; or

•	business opportunities that may be attractive to us and Vedanta, or other companies in the Vedanta group.
      We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.
      Our agreements with Vedanta and other companies in the Vedanta group may be amended upon agreement between the parties. As we are controlled by Vedanta, Vedanta may require us to agree to amendments to these agreements that may be less favorable to us than the original terms of the agreements.

Some of our directors and executive officers may have conflicts of interest because of their ownership of Vedanta shares, options to acquire Vedanta shares and positions with Vedanta.
      Some of our directors and executive officers own Vedanta shares and options to purchase Vedanta shares, and will continue to have such interests in Vedanta after the completion of this offering, including through their continued participation in the Vedanta Long-Term Incentive Plan 2003, or the Vedanta LTIP. In addition, some of our directors and executive officers are directors or executive officers of Vedanta and will continue to hold such positions after the completion of this offering. Ownership of Vedanta shares and options to purchase Vedanta shares and the presence of an executive officer of Vedanta on our board of directors could create, or appear to create, potential conflicts of interest and other issues with respect to their fiduciary duties to us when our directors and officers are faced with decisions that could have different implications for Vedanta than for us.
      In addition, we are a party to a shared services agreement with Vedanta and certain other subsidiaries of Vedanta under which our management’s time and services are shared between the Vedanta group and us. As a result, our management, including our senior management, is not solely focused on our business and may be distracted by, or have conflicts as a result of, the demands of Vedanta or other businesses within the Vedanta group, which may materially and adversely affect our business, results of operations and financial condition. For more information on the shared services agreement, see “Certain Relationships and Related Transactions — Related Transactions.”
Risks Relating to Investments in Indian Companies and International Operations Generally

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
      We are incorporated in India. Our primary operating subsidiaries, HZL and BALCO, as well as our associate company, Vedanta Alumina, are also incorporated in India. A substantial portion of our assets and employees are located in India and we intend to continue to develop and expand our facilities in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.
      The Government of India has exercised and continues to exercise significant influence over many aspects of the Indian economy. Since 1991, successive Indian governments have pursued policies of economic liberalization, including by significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant and we cannot assure you that such liberalization policies will continue. The present government, formed in May 2004, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments for more than a decade. However, the present government is a multiparty coalition and therefore there is no assurance that it will be able to generate sufficient cross-party support to implement such policies. The rate of economic liberalization could change, and specific laws and policies affecting metals and mining companies, foreign investments, currency exchange rates and other matters affecting investment in India could change as well. Further, government corruption scandals and protests against privatizations, which have occurred in the past, could slow the pace of liberalization and deregulation. For example, the present government changed the government’s policy on divestments and stated a new divestment policy that profit-making public sector companies will generally not be privatized, and all privatization will be considered on a transparent and consultative case-by-case basis. Given the change in government policy on divestments, there can be no assurance that any of the proposed privatizations in which we have registered expressions of interest will be implemented or completed in the near future, or at all. A significant change in India’s policy of economic liberalization and deregulation could adversely affect business and economic conditions in India generally and our business in particular if new restrictions on the private sector are introduced or if existing restrictions are increased.

As the domestic Indian market constitutes the major source of our revenue, a downturn in the rate of economic growth in India will be detrimental to our results of operations.
      In fiscal 2006, approximately 56.1% of our net sales were derived from commodities that we sold to customers in India. The performance and growth of our business are necessarily dependent on the health of the overall Indian economy. Any downturn in the rate of economic growth in India, whether due to political instability or regional conflicts, economic slowdown elsewhere in the world or otherwise, may have a material adverse effect on demand for the commodities we produce. The Indian economy has grown significantly over the past few years. The Indian economy is also largely driven by the performance of the agriculture sector, which depends on the quality of the monsoon, which is difficult to predict. In the past, such economic slowdowns have harmed manufacturing industries, including companies engaged in the copper, zinc and aluminum sectors, as well as the customers of manufacturing industries. Any future slowdown in the Indian economy could have a material adverse effect on our financial condition and results of operations.

Terrorist attacks and other acts of violence involving India or other neighboring countries could adversely affect our operations directly, or may result in a more general loss of customer confidence and reduced investment in these countries that reduces the demand for our products, which would have a material adverse effect on our business, results of operations, financial condition and cash flows.
      Terrorist attacks and other acts of violence or war involving India or other neighboring countries may adversely affect the Indian markets and the worldwide financial markets. The occurrence of any of these events may result in a loss of business confidence, which could potentially lead to economic recession and generally have an adverse effect on our business, results of operations, financial condition and cash flows. In addition, any deterioration in international relations may result in investor concern regarding regional stability which could adversely affect the price of our equity shares and ADSs.
      South Asia has also experienced instances of civil unrest and hostilities among neighboring countries from time to time, especially between India and Pakistan. In recent years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/ Pakistan border. There have also been incidents in and near India such as terrorist attacks in Mumbai, Delhi and on the Indian Parliament, troop mobilizations along the India/ Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could adversely affect the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations. Our insurance policies for a substantial part of our business do not cover terrorist attacks or business interruptions from terrorist attacks or for other reasons.

If natural disasters or environmental conditions in India, including floods and earthquakes, affect our mining and production facilities, our revenues could decline.
      Our mines and production facilities are spread across India, and our sales force is spread throughout the country. Natural calamities such as floods, rains, heavy downpours (such as the rains in Mumbai and other parts of the State of Maharashtra in 2005 and other states in 2006) and earthquakes could disrupt our mining and production activities and distribution chains and damage our storage facilities. Other regions in India have also experienced floods, earthquakes, tsunamis and droughts in recent years. In December 2004, Southeast Asia, including the eastern coast of India, experienced a massive tsunami, and in October 2005, the State of Jammu and Kashmir experienced an earthquake, both of which events caused significant loss of life and property damage. Substantially all of our facilities and employees are located in India and there can be no assurance that we will not be affected by natural disasters in the future. In addition, if there were a drought or general water shortage in India or any part of India where our operations are located, the Government of India or local, state or other authorities may restrict water supplies to us and other industrial operations in order to maintain water supplies for drinking and other public necessities.

Currency fluctuations among the Indian Rupee, the Australian dollar and the US dollar could have a material adverse effect on our results of operations.
      Although substantially all of our revenue is tied to commodity prices that are typically priced by reference to the US dollar, most of our expenses are incurred and paid in Indian Rupees or Australian dollars. In addition, in fiscal 2006, approximately 43.9% of our net sales were derived from commodities that we sold to customers outside India. The exchange rates between the Indian Rupee and the US dollar, and between the Australian dollar and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. Our results of operations could be adversely affected if the US dollar depreciates against the Indian Rupee or Australian dollar or the Indian Rupee or Australian dollar appreciates against the US dollar. We seek to mitigate the impact of short-term movements in currency on our business by hedging most of our near-term exposures. Typically, all of our exposures with a maturity of less than two years are hedged completely. However, large or prolonged movements in exchange rates may have a material adverse effect on our results of operations and financial condition.

If financial instability occurs in other countries, particularly emerging market countries in Asia, our business could be disrupted and the price of our ADSs could go down.
      The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has affected the Indian economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy. Financial disruptions may occur again and could have a material adverse effect on our business, our financial performance and the price of our equity shares and ADSs.

If India’s inflation worsens or the prices of oil or other raw materials continue to rise, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.
      In 2005, India’s wholesale price inflation suggested an increasing inflation trend compared to recent years. Recently, international prices of crude oil have risen to historical highs, increasing transportation costs. Inflation, increased transportation costs and an increase in energy prices generally, which may be caused by a rise in the price of oil, or an increase in the price of thermal coal in particular, could cause our costs for raw material inputs required for production of our products to increase, which would adversely affect our financial condition and results of operations if we cannot pass these added costs along to customers.

Stringent labor laws in India may adversely affect our profitability.
      India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and imposes financial obligations on employers upon employee layoffs. This makes it difficult for us to maintain flexible human resource policies, discharge employees or downsize, which may adversely affect our business and profitability.

As a foreign private issuer and a “controlled company” within the meaning of the NYSE rules, we are subject to different NYSE rules than non-controlled domestic US issuers. Consequently, the corporate governance standards which we are required to adhere to are different than those applicable to such companies, which may limit the information available to, and the shareholder rights of, holders of our ADSs.
      We qualify as a “controlled company” within the meaning of the NYSE rules as Vedanta will have effective control of a majority of our equity shares after the completion of this offering. This will allow Vedanta to, among other things, control the composition of our board of directors and direct our management and policies.
      As a foreign private issuer and a “controlled company,” we are exempt from complying with certain corporate governance requirements of the NYSE, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic non-controlled US issuers, you may not have the same protections afforded under the NYSE rules as shareholders of companies that do not have such exemptions. It is also possible that the Agarwal family’s significant ownership interest of us as a result of their majority ownership of Vedanta’s majority shareholder, Volcan, could adversely affect investors’ perceptions of our corporate governance. For a summary of the differences between the corporate governance standards applicable to us as a listed company in India and as a foreign private issuer and “controlled company” in the United States and such standards applicable to a domestic non-controlled US issuer, see “Comparison of Corporate Governance Standards.”

There are certain differences in shareholder rights and protections between the laws of India and the United States and between governance standards for a US public company and a foreign private issuer such as us.
      We are incorporated in India and investors should be aware that there are certain differences in the shareholder rights and protections between the laws of India and the United States. There are also certain differences in the corporate governance standards for a domestic US issuer and those applicable to a foreign private issuer such as us. See “Comparison of Shareholders’ Rights.”
      In addition, there may be less information available about companies listed on Indian securities markets than companies listed on securities markets in other countries as a result of differences between the level of regulation and monitoring of the Indian securities markets and of the transparency of the activities of investors and brokers in India compared to some more developed economies.

      The Securities and Exchange Board of India, or SEBI, and the various Indian stock exchanges are responsible for improving and setting standards for disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. Nevertheless, there may be less information made publicly available in respect of Indian companies than is regularly made available by public companies in the United States. Similarly, our disclosure obligations under the rules of the Indian Stock Exchanges on which our equity shares are listed may be less than the disclosure obligations of public companies on the NYSE.
Risks Relating to the ADS Offering and Our ADSs

There has been no public market for our ADSs prior to this offering, and the offering price of the ADSs may not be indicative of the value of the ADSs in the future. We cannot assure you that an active trading market or a specific ADS price will be established, and restrictions on a holder’s ability to re-deposit equity shares with the depositary could adversely affect the price of our ADSs.
      Before the ADS offering, there has been no public trading market for our ADSs. An active trading market for our ADSs may not develop or be sustained after the ADS offering, which would adversely affect the liquidity and market price of our ADSs. ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, provided that the underlying shares are listed on the Indian Stock Exchanges. Under current Indian law, subject to certain limited exceptions, equity shares so acquired may not be eligible for redeposit with the depositary. Therefore, the number of outstanding ADSs will in all likelihood decrease to the extent that equity shares are withdrawn from the depositary, which may adversely affect the market price and the liquidity of your ADSs. The initial public offering price per ADS will be determined by negotiation between us and the representatives of the underwriters, with reference to the trading price of our equity shares on the Indian Stock Exchanges, and may not be indicative of the market price of our ADSs after our initial public offering. We cannot assure you that you will be able to resell your ADSs at or above the initial public offering price.

Because the initial public offering price per ADS is substantially higher than our book value per ADS, purchasers in the ADS offering will immediately experience a substantial dilution in net tangible book value.
      Purchasers of our ADSs will experience immediate and substantial dilution in net tangible book value per ADS from the initial public offering price per ADS. After giving effect to the sale of ADSs offered by this prospectus at an assumed public offering price of $          per ADS, based on the closing price of our shares on the BSE on                     , 2006, of Rs.                     per equity share and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us in the ADS offering, our net tangible book value as of                     , 2006 would have been approximately Rs.                      million ($           million), or Rs.                     ($          ) per ADS. This represents an immediate dilution in net tangible book value of $           per ADS to investors in the ADS offering. For a calculation of the dilution purchasers in this offering will incur, see “Dilution.”

Substantial future sales of our equity shares or ADSs in the public market, or the perception of such sales, could cause the market price of our ADSs to fall.
      If our existing shareholders sell a substantial number of our equity shares in the open market, or if there is a perception that such sale or distribution could occur, the market price of our equity shares and ADSs could be adversely affected. While we have agreed with the underwriters not to issue, and our principal shareholders, Twin Star and MALCO, have agreed not to offer, sell, or contract to sell, directly or indirectly, or otherwise dispose of or hedge, any of our equity shares or ADSs or similar securities, or any economic interest therein, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to certain exceptions, no assurance can be given that such equity shares or ADSs will not be sold as soon as the restrictions are lifted, which sales, or the perception that such sales may occur, could materially and adversely affect the value of our equity shares and ADSs. The representatives of the underwriters may release such locked-up shares in their sole discretion at any time and without prior public announcement.
      Upon the completion of this offering, we will have                     equity shares outstanding. Of these equity shares, the                     equity shares represented by ADSs offered hereby will be freely tradable without restriction in the public markets. Upon the completion of this offering, our existing shareholders will own  equity shares, which will represent      % of our outstanding share capital. If the underwriters exercise their over-allotment option in full, the number of equity shares held by our existing shareholders upon completion of this offering will be                     , which will represent      % of our outstanding share capital. Of our outstanding equity shares,                     will be freely tradable on the Indian Stock Exchanges immediately upon the completion of this offering. Also immediately upon the completion of this offering, Vedanta, through Twin Star and MALCO, will continue to have effective control over a majority of our outstanding equity shares, which will represent      % of our outstanding share capital, or approximately      % if the underwriters exercise their over-allotment option in full, which equity shares will be subject to the 180-day “lock-up” period. Immediately following the completion of this offering, the holders of approximately                     equity shares (directly or in the form of ADSs) will be entitled to dispose of their equity shares or ADSs pursuant to the volume and other restrictions of Rule 144 under the Securities Act. The holders of approximately                     equity shares (directly or in the form of ADSs) will be entitled to dispose of their equity shares or ADSs following the expiration of an initial 180-day “lock-up” period pursuant to the volume and other restrictions of Rule 144. See “Shares Available for Future Sale” for a discussion of possible future sales of our equity shares.

Fluctuations in the exchange rate between the Indian Rupee and the US dollar could have a material adverse effect on the value of our ADSs and our equity shares to be represented by such ADSs, independent of our actual operating results.
      The price of the ADSs will be quoted in dollars. Our equity shares are quoted in Rupees on the Indian Stock Exchanges. Any dividends in respect of our equity shares will be paid in Rupees and subsequently converted into dollars for distribution to ADS holders.
      Currency exchange rate fluctuations will affect the dollar equivalent of the Rupee price of our equity shares on the Indian Stock Exchanges and, as a result, the prices of our ADSs, as well as the dollar value of the proceeds a holder would receive upon the sale in India of any of our equity shares withdrawn from the depositary under the deposit agreement and the dollar value of any cash dividends we pay on our equity shares. Holders may not be able to convert Rupee proceeds into dollars or any other currency, and there is no guarantee of the rate at which any such conversion will occur, if at all. Currency exchange rate fluctuations will also affect the value received by ADS holders from any dividends paid by us in respect of our equity shares. Holders of our ADSs will bear all of the risks with respect to a decline in the value of the Indian Rupee as compared to the dollar, which would adversely affect the price of our ADSs and the dollar value of any dividends we pay that are received by ADS holders.

We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause the prices of our equity shares and ADSs to decline.
      Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds of this offering for general corporate purposes, including capital expenditures and working capital, reduction of debt and for possible acquisitions of complementary businesses and consolidation of the ownership of our subsidiaries. We have not yet finalized the amount of net proceeds that we will use specifically for each of these purposes. We may use the net proceeds for corporate purposes that do not improve our profitability or increase our market value, which could cause the prices of our equity shares and ADSs to decline.
      We retain broad discretion in our use of proceeds from this offering and may not be able to use such proceeds in the manner we have indicated in this prospectus. As a result, we may use such proceeds in a different manner, which may have a material adverse effect upon our business, results of operations or financial condition.

Transfers of the underlying shares by persons resident outside India to residents of India are subject to certain pricing norms.
      Under current Indian regulations, subject to certain conditions, no prior regulatory approval is required for the sale of any equity shares, including any equity shares withdrawn from the ADS facilities, by a person resident outside India to a resident of India. However, certain reporting requirements would need to be complied with by the parties to the sale transaction. Also, the prior approval of the RBI would be required in the event of a sale of the equity shares underlying our ADSs by a non-resident investor to a resident investor if the sale price is greater than the maximum price set by the RBI under Indian foreign exchange laws. Any such approval required from the RBI or any other government agency may not be obtained on terms favorable to a non-resident investor, or at all.

Holders of ADSs may be restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership positions.
      Under the Indian Companies Act, the holders of equity shares of a company incorporated in India have a preemptive right to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares by the company, unless the preemptive rights have been waived by adopting a special resolution passed by 75% of the shareholders present and voting at a general meeting. Holders of ADSs may be unable to exercise preemptive rights for the underlying equity shares of the ADSs unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to prepare and file such a registration statement and our decision to do so will depend on the costs and potential liabilities associated with any such registration statement, as well as any other factors we consider appropriate at the time. No assurance can be given that we would file a registration statement under these circumstances. If we issue any such securities in the future, such securities may be issued to the depositary, which may sell the securities for the benefit of the holders of the ADSs. The value the depositary would receive from the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of our equity shares represented by their ADSs, their proportional ownership interests in us would be diluted.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.
      Based on the price of the ADSs in this offering and the expected price of our ADSs and equity shares following the completion of this offering, and the composition of our income and assets, we do not expect to be considered a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current taxable year ending March 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending March 31, 2007, or any future taxable year. A non-United States corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and equity shares, which may fluctuate considerably. In addition, there are uncertainties regarding the application of the relevant rules and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were to be treated as a PFIC for any taxable year during which a US Holder holds an ADS or an equity share, certain adverse United States federal income tax consequences could apply to the US Holder. See “Certain Income Tax Considerations — United States Federal Income Taxation — Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include but are not limited to:

•	a decline or volatility in the prices of or demand for copper, zinc or aluminum;

•	events that could cause a decrease in our production of copper, zinc or aluminum;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our planned entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc or aluminum industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions;

•	our ability to successfully consummate strategic acquisitions;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.
These and other factors are more fully discussed in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

ENFORCEMENT OF CIVIL LIABILITIES
      We are a limited liability company incorporated in India and our primary operating subsidiaries, HZL and BALCO, are also incorporated in India. A majority of our directors and executive officers are not residents of the United States and substantially all of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the United States against those persons outside the jurisdiction of their residence, including judgments predicated solely upon US securities laws. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice.
      Section 44A of the Indian Code of Civil Procedure, 1908, as amended, or the Civil Code, provides that where a foreign judgment has been rendered by a superior court in any country or territory outside of India which the Government of India has by notification declared to be a reciprocating territory, such foreign judgment may be enforced in India by proceedings in execution as if the judgment had been rendered by an appropriate court in India. However, the enforceability of such judgments is subject to the exceptions set forth in Section 13 of the Civil Code. This section, which is the statutory basis for the recognition of foreign judgments, states that a foreign judgment is conclusive as to any matter directly adjudicated upon except:

•	where the judgment has not been pronounced by a court of competent jurisdiction;

•	where the judgment has not been given on the merits of the case;

•	where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable;

•	where the proceedings in which the judgment was obtained were opposed to natural justice;

•	where the judgment has been obtained by fraud; or

•	where the judgment sustains a claim founded on a breach of any law in force in India.
      Section 44A of the Civil Code is applicable only to monetary decrees not being in the nature of amounts payable in respect of taxes or other charges of a similar nature or in respect of fines or other penalties and does not include arbitration awards.
      If a judgment of a foreign court is not enforceable under Section 44A of the Civil Code as described above, it may be enforced in India only by a suit filed upon the judgment, subject to Section 13 of the Civil Code and not by proceedings in execution. Accordingly, as the United States has not been declared by the Government of India to be a reciprocating territory for the purposes of Section 44A, a judgment rendered by a court in the United States may not be enforced in India except by way of a suit filed upon the judgment.
      The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. Generally, there are considerable delays in the disposition of suits by Indian courts.
      A party seeking to enforce a foreign judgment in India is required to obtain prior approval from the RBI under the Indian Foreign Exchange Management Act, 1999, or FEMA, to repatriate any amount recovered pursuant to such enforcement. Any judgment in a foreign currency would be converted into Indian Rupees on the date of judgment and not on the date of payment.
      We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the US District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

USE OF PROCEEDS
      Our net proceeds from the sale of           ADSs in this offering will total approximately $           million (Rs.           million), after deducting underwriting discounts and commissions and estimated offering expenses which are payable by us, and assuming an initial public offering price of $          (Rs.          ) per ADS, based on the closing price of our equity shares on the BSE on                     , 2006 and no exercise of the underwriters’ over-allotment option. A $1.00 (Rs.          ) increase (decrease) in the assumed initial public offering price of $ (Rs.          ) per ADS would increase (decrease) the net proceeds to us from this offering by $           million (Rs.            million), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
      We intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital, reduction of debt and for possible acquisitions of complementary businesses and consolidation of the ownership of our subsidiaries. Specifically, we may use all or part of the proceeds of the ADS offering towards any of the following purposes:

•	Our current intention to exercise our call option to acquire the Government of India’s remaining 29.5% ownership interest in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees) after the call option becomes exercisable on or after April 11, 2007. However, it has been reported that the Government of India is taking steps to sell its remaining ownership interest in HZL through a public offer prior to our exercise of the call option, though we have received no communication from the Government of India on this matter. If we are able to exercise this call option, the exercise price will be equal to the fair market value of the Government of India’s shares as determined by an independent appraiser, which may take into consideration a number of factors including the current market price of HZL’s shares. Based solely on the market price of HZL’s shares on the BSE on November 20, 2006 of Rs. 893.95 ($19.44) per share and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 124,795,059 shares of HZL would be Rs. 105,321 million ($2,292.1 million). See “Business — Options to Increase Interests in HZL and BALCO.” If the Government of India sells its remaining ownership interest in HZL through a public offer, we may look into alternative means of increasing our ownership interest in HZL.

•	Entering the commercial power generation business in India by building the first phase, totaling 2,400 MW, of a thermal coal-based power facility in the State of Orissa, India through our wholly-owned subsidiary Sterlite Energy, as described in “Business — Our Future Commercial Power Generation Business,” at a cost of approximately Rs. 87,305 million ($1,900.0 million) over four years. We expect that the proceeds from this offering will be used towards only a portion of this project as we expect that a significant part, currently estimated to be approximately 70%, of this project will be funded by external debt, the equity contribution for the project is expected to be spread out over the next four years and we intend to also use internally-generated capital towards this project.

•	A reduction of debt in an amount of up to Rs. 6,893 million ($150.0 million).

•	Acquiring complementary businesses that we determine to be attractive opportunities, though we have no agreements or commitments for material acquisitions of any businesses as of the date of this prospectus.

      The amounts that we actually expend for these and other purposes and for working capital will vary significantly depending on a number of factors, including the timing and size of capital expenditures and possible exercise of our call option, future revenue growth, if any, and the amount of cash that we generate from operations. As a result, we will retain broad discretion over the allocation of the net proceeds of the ADS offering. See “Risk Factors — Risks Relating to the ADS Offering and Our ADSs — We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our profitability and cause the prices of our equity shares and ADSs to decline.” Pending their use, we intend to invest our net proceeds in high quality interest-bearing investments.

DIVIDENDS AND DIVIDEND POLICY
      We have paid dividends every year since fiscal 1982. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends declared on the equity shares, both exclusive of dividend distribution tax. All dividends were paid in Indian Rupees.

	Dividend Per		Total Amount of
Fiscal Year	Equity Share		Dividend Declared

			(in millions)
2004	Rs. 3.00	$0.07	Rs. 215	$4.7
2005	3.00	0.07	330	7.2
2006(1)	1.25	0.03	698	15.2
2007(2)	4.00	0.09	2,234	48.6

Note:

(1)	The dividend for fiscal 2006 was recommended by our board of directors on May 30, 2006 and approved by our shareholders at the general meeting held on September 20, 2006. The dividend paid in fiscal 2006 was paid after the five-for-two stock split and one-for-one bonus issue effective May 12, 2006.

(2)	An interim dividend was declared by our board of directors on November 15, 2006 and the record date is on December 7, 2006. As a result, purchasers of ADSs in this offering will not be eligible to receive this interim dividend.

     Our dividends are generally paid in the fiscal year following the year in which they are declared. Under Indian law, a company declares dividends (including interim dividends) upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. However, while final dividends can be paid out by a company only after such dividends have been recommended by the board of directors and approved by shareholders, interim dividends can be paid out with only a recommendation by the board of directors, though such action is subject to subsequent sanction by the shareholders at the annual general meeting held within six months from the end of the fiscal year. The shareholders have the right to decrease but not to increase the dividend amount recommended by the board of directors.
      Under Indian law, a company is allowed to pay dividends (including interim dividends), in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. We make such transfers for any dividends we pay to general reserves.
      If profits for that year are insufficient to declare dividends (including interim dividends), the dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of our paid-up share capital, whichever is less;

•	the total amount to be drawn from the accumulated profits earned in previous years and transferred to the reserves shall not exceed an amount equal to one-tenth of the sum of our paid-up share capital and net reserves, and the amount so drawn shall first be utilized to set off the losses incurred in the financial year before any dividend in respect of preference or equity share is declared; and

•	the balance of the reserves after such withdrawal shall not fall below 15.0% of our paid-up share capital.
      Dividends (including interim dividends)must be paid within 30 days from the date of the declaration and any dividend which remains unpaid or unclaimed after that period must be transferred within seven days to a special unpaid dividend account held at a scheduled bank. We must transfer any money which remains unpaid or unclaimed for seven years from the date of such transfer to the Investor Education and Protection Fund established by the Government of India.

      The tax rates imposed on us in respect of dividends paid in prior periods have varied. Currently, the effective tax rate on dividends is 14.0%, which is a direct tax paid by us. Taxes on dividends are not payable by our shareholders and are not withheld or deducted from the dividend payments set forth above.
      Future dividends will depend on our revenue, cash flows, financial condition (including capital position) and other factors. ADS holders will be entitled to receive dividends payable in respect of the equity shares represented by ADSs. Cash dividends in respect of the equity shares represented by your ADSs will be paid to the depositary in Indian Rupees and, except as otherwise described under “Description of American Depositary Shares,” will be converted by the depositary into dollars. The depositary will distribute these proceeds to you. The equity shares represented by ADSs will rank equally with all other equity shares in respect of dividends. ADS holders will bear all of the currency exchange rate risk of the conversion of any dividends from Indian Rupees to dollars, and a decline in the value of the Indian Rupee as compared to the dollar would reduce the dollar value of any dividends we pay that are received by ADS holders.

CAPITALIZATION
      The following table sets forth our indebtedness and capitalization as of September 30, 2006:

•	on an actual basis; and

•	as adjusted to give effect to the sale by us of ADSs (each ADS representing one equity share) offered in the ADS offering at an assumed offering price of $ (Rs. ) per ADS, based on the closing price of our equity shares on the BSE on , 2006, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering and further assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs sold by us as set forth in “Prospectus Summary,” and assuming our shareholders approve an increase in our authorized share capital to 925,000,000 equity shares.

      The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs in this offering and other terms of this offering determined at pricing. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes that are included elsewhere in this prospectus.

	As of September 30, 2006

	Actual	As Adjusted	Actual	As Adjusted

	(in millions)
Long-term debt, net of current portion	Rs. 21,967	Rs.	$478.1	$
Shareholders’ equity:
Equity shares of par value Rs. 2,
Authorized: 600,000,000, actual; 925,000,000 as adjusted
Issued: 558,494,411, actual; , as adjusted	1,117		24.3
Additional paid-in capital(1)	26,220		570.6
Retained earnings	47,836		1,041.0
Accumulated other comprehensive losses	(783)		(17.0)

Total shareholders’ equity(1)	Rs.74,390		$1,618.9

Total capitalization(1)	Rs.96,357	Rs.	$2,097.0	$

Notes:

(1)	A $1.00 (Rs. ) increase (decrease) in the assumed initial public offering price of $ (Rs. ) per ADS in this offering would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by Rs. million ($ million).

DILUTION
      If you invest in our ADSs, your investment will be diluted to the extent the initial public offering price per ADS exceeds the net tangible book value per ADS immediately after this offering.
      Our net tangible book value as of September 30, 2006 was approximately Rs. 74,390 million ($1,618.9 million) or Rs. 133.20 ($2.90) per equity share/ADS. Net tangible book value per equity share/ADS is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities and less minority interests, divided by the number of equity shares issued as of September 30, 2006. Assuming:

•	the sale by us of ADSs offered by this prospectus at an assumed public offering price of $ per ADS, based on the closing price of our shares on the BSE on , 2006 of Rs. per equity share; and

•	no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs or equity shares set forth in “Prospectus Summary,”
and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us in the ADS offering, our net tangible book value as of September 30, 2006 would have been approximately Rs.           million ($           million), or Rs. ($          ) per equity share/ADS. This represents an immediate increase in net tangible book value of $          (Rs.          ) per equity share to existing shareholders and an immediate dilution of $ (Rs.          ) per ADS to investors in the ADS offering.
      The following table illustrates this per ADS dilution:

ADS Offering
Only

Assumed initial public offering price per ADS		$
Net tangible book value per equity shares/ADS as of September 30, 2006	$
Increase in net tangible book value attributable to this offering(1)	$
Net tangible book value per ADS after the ADS offering(1)		$

Dilution per ADS to investors in the ADS offering(1)		$

Note:

(1)	If the underwriters’ over-allotment option is exercised in full, the net tangible book value per ADS after this offering would be $ (Rs. ), the increase in net tangible book value attributable to this offering would be $ (Rs. ) per equity share and dilution per ADS to investors in the ADS offering would be $ (Rs. ).
     A $1.00 increase (decrease) in the assumed initial public offering price of $          (Rs.          ) per ADS would increase (decrease) our net tangible book value after giving effect to this offering by Rs.          million ($           million), the net tangible book value per ADS after giving effect to this offering by $ (Rs.          ) per ADS and the dilution in net tangible book value per ADS to investors in the ADS offering by $          (Rs.          ) per ADS, assuming there is no change to the number of shares of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of this offering. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual offering price of our ADSs and other terms of this offering determined at pricing.

      The following table sets forth as of September 30, 2006 the differences between existing shareholders and investors in the ADS offering with respect to the number of equity shares and ADSs purchased from us, the total consideration paid and the average price per equity share or ADS paid (before deducting the estimated underwriting discounts and commissions and our estimated offering expenses and assuming that the underwriters’ over-allotment option is not exercised), assuming an initial public offering price of $ (Rs.          ) per ADS:

Equity Shares or
	ADSs Purchased		Total Consideration		Average
Price Per
	Number	Percentage	Number	Percentage	Share

Existing shareholders		%		%	$
ADS investors

Total		100.0%		100.0%

      A $1.00 (Rs.           ) increase (decrease) in the assumed initial public offering price of $          (Rs.          ) per ADS would increase (decrease) total consideration paid by investors in the ADS offering, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $           million (Rs.           million), $           million (Rs.           million) and $           million (Rs.           million), respectively, assuming no change in the number of ADS sold by us in the ADS offering set forth above, and without deducting underwriting discounts and commissions and other expenses of this offering.

EXCHANGE RATES
      Substantially all of our revenue is denominated or paid with reference to US dollars and most of our expenses are incurred and paid in Indian Rupees or Australian dollars. We report our financial results in Indian Rupees. The exchange rates among the Indian Rupee, the Australian dollar and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. The results of our operations are affected as the Indian Rupee and the Australian dollar appreciate or depreciate against the dollar and, as a result, any such appreciation or depreciation will likely affect the market price of our ADSs in the United States.
      The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and US dollars based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low

Fiscal Year:
2002	Rs. 48.83	Rs. 47.71	Rs. 48.91	Rs. 46.58
2003	47.53	48.43	49.07	47.53
2004	43.40	45.96	47.46	43.40
2005	43.62	44.86	46.45	43.27
2006	44.48	44.17	46.26	43.05
2007 (through November 20, 2006)	44.89	45.65	46.83	44.39
Month:
February 2006	44.21	44.23	44.54	44.10
March 2006	44.48	44.34	44.58	44.09
April 2006	44.86	44.83	45.09	44.39
May 2006	46.22	45.20	46.22	44.69
June 2006	45.87	45.89	46.25	45.50
July 2006	46.49	46.37	46.83	45.84
August 2006	46.43	46.45	46.61	46.32
September 2006	45.95	46.01	46.38	45.74
October 2006	44.90	45.36	45.97	44.90
November 2006 (through November 20, 2006)	44.89	44.79	45.26	44.46

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this prospectus.
(2)	Represents the average of the noon buying rate for all days during the period.
     Although we have translated selected Indian Rupee amounts in this prospectus into US dollars for convenience, this does not mean that the Indian Rupee amounts referred to represent US dollar amounts or have been, could have been or could be, converted to US dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated herein, all translations in this prospectus from Indian Rupees to US dollars are based on the noon buying rate in New York City for cable transfers in Indian Rupees as certified by the Federal Reserve Bank of New York on September 29, 2006, which was Rs. 45.95 per $1.00.

      The following table sets forth, for the periods indicated, information concerning the exchange rates between the Australian dollar and US dollars based on the noon buying rate in New York City for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York:

	Period End(1)	Average(1)(2)	High	Low

Fiscal Year:
2002	AUD1.88	AUD1.95	AUD2.07	AUD1.86
2003	1.65	1.78	1.90	1.62
2004	1.31	1.45	1.68	1.25
2005	1.29	1.35	1.46	1.25
2006	1.40	1.33	1.42	1.28
2007 (through November 20, 2006)	1.30	1.33	1.39	1.29
Month:
December 2005	AUD1.36	AUD1.35	AUD1.38	AUD1.32
January 2006	1.32	1.33	1.36	1.32
February 2006	1.35	1.35	1.36	1.32
March 2006	1.40	1.38	1.42	1.34
April 2006	1.32	1.36	1.39	1.32
May 2006	1.33	1.31	1.33	1.29
June 2006	1.35	1.35	1.37	1.33
July 2006	1.30	1.33	1.33	1.30
August 2006	1.31	1.31	1.32	1.30
September 2006	1.34	1.32	1.34	1.30
October 2006	1.29	1.33	1.35	1.29
November 2006 (through November 20, 2006)	1.30	1.30	1.31	1.29

Notes:

(1)	The noon buying rate at each period end and the average rate for each period may have differed from the exchange rates used in the preparation of financial statements included elsewhere in this prospectus.
(2)	Represents the average of the noon buying rate for all days during the period.
     Except as otherwise stated in this prospectus, all translations from Australian dollar to US dollars are based on the noon buying rate in New York City for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York on September 29, 2006, which was AUD 1.34 per $1.00. No representation is made that the Australian dollar amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate, or at all.
      Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

MARKET INFORMATION
      Our outstanding equity shares are currently listed and traded on the National Stock Exchange of India Limited, or the NSE, and the Bombay Stock Exchange Limited, or the BSE. For information regarding conditions in the Indian securities markets, see “Risk Factors — Risks Relating to Investments in Indian Companies and International Operations Generally” and “The Indian Securities Market.” We have applied to have our equity securities delisted from the Calcutta Stock Exchange Association Limited, which application is currently pending.
      As of September 30, 2006, 558,494,411 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian Stock Exchanges are in Indian Rupees.
      The following table shows:

•	the reported high and low trading prices quoted in Indian Rupees for our equity shares on the NSE and BSE;

•	the imputed high and low trading prices for our equity shares, translated into dollars, based on the noon buying rate of the Federal Reserve Bank of New York on the last business day of each period presented; and

•	the average of the aggregate trading volume of our equity shares on the NSE and BSE, all as adjusted to reflect the one-for-one bonus issue effective February 5, 2004 and the five-for-two stock split and one-for-one bonus issue adjusted for on the Indian Stock Exchanges on May 5, 2006.

					Average					Average
					Daily Equity					Daily Equity
	NSE Price Per Equity Share(1)				Share	BSE Price Per Equity Share				Share
					Trading					Trading
Fiscal Year	High	Low	High	Low	Volume	High	Low	High	Low	Volume

2004
1st Quarter	Rs.—	Rs.—	$—	$—	—	Rs.34.69	Rs.15.74	$0.75	$0.34	92,696
2nd Quarter	—	—	—	—	—	61.93	29.23	1.35	0.64	541,706
3rd Quarter	—	—	—	—	—	158.19	63.65	3.44	1.36	960,026
4th Quarter	—	—	—	—	—	147.57	98.59	3.21	2.15	593,954
2005
1st Quarter	90.46	83.89	1.97	1.82	16,214	108.26	66.70	2.36	1.45	224,903
2nd Quarter	118.07	86.81	2.57	1.89	120,115	118.16	87.69	2.57	1.91	146,310
3rd Quarter	130.26	104.91	2.83	2.28	153,630	129.70	105.02	2.82	2.29	135,213
4th Quarter	155.92	110.34	3.39	2.40	189,703	155.91	110.25	3.39	2.40	143,526
2006
1st Quarter	144.05	115.07	3.13	2.50	128,467	144.53	115.07	3.15	2.50	96,698
2nd Quarter	187.14	122.36	4.07	2.66	283,759	187.13	122.39	4.07	2.66	175,420
3rd Quarter	207.22	139.69	4.51	3.04	504,833	207.03	139.74	4.51	3.04	241.235
4th Quarter	350.20	258.10	7.62	5.62	945,576	349.89	214.96	7.61	4.68	416,264
2007
1st Quarter	600.65	264.45	13.07	5.76	3,275,359	604.05	263.85	13.15	5.74	1,227,445
2nd Quarter	474.05	348.10	10.32	7.58	2,905,384	473.90	348.40	10.31	7.58	1,168,648
3rd Quarter(2)	556.75	438.95	12.62	9.55	1,622,102	556.90	438.55	12.12	9.54	602,621

Notes:

(1)	Prices unavailable for fiscal 2004 as we only commenced trading on the NSE on May 28, 2004.

(2)	Through November 20, 2006.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
      The selected historical consolidated statements of operations, cash flows and other consolidated financial data presented below for fiscal 2004, 2005 and 2006, and the selected historical consolidated balance sheet data as of March 31, 2005 and 2006, have been derived from our audited consolidated financial statements, which have been audited by Deloitte Haskins & Sells, Mumbai, India, an independent registered public accounting firm. The selected historical condensed consolidated statements of operations, cash flows and other consolidated financial data presented below for the six-month periods ended September 30, 2005 and 2006, and the selected historical condensed consolidated balance sheet data as of September 30, 2005 and 2006, have been derived from our unaudited condensed consolidated financial statements. Our consolidated financial statements are prepared and presented in accordance with US GAAP. Our historical results do not necessarily indicate our expected results for any future period. The translations of Indian Rupee amounts to US dollars are solely for the convenience of the reader and are based on the noon buying rate of Rs. 45.95 per $1.00 in the City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such rates or any other rates.
      We were incorporated on September 8, 1975 and since then we have prepared our financial statements in accordance with Indian generally accepted accounting principles, or Indian GAAP, which were presented in Indian Rupees. We represent that selected financial data for fiscal 2002 and fiscal 2003 cannot be prepared and presented below in accordance with US GAAP on a comparable basis without incurring unreasonable effort or expense.
      You should read the following information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements included elsewhere in this prospectus.

	Year Ended March 31,				Six-month Period Ended September 30,

	2004	2005	2006	2006	2005	2006	2006

	(in millions)
Consolidated Statement of Operations Data:
Net sales	Rs.53,476	Rs.66,643	Rs.122,791	$2,672.3	Rs.43,160	Rs.111,328	$2422.8
Other operating revenues	679	628	1,334	29.0	370	1,248	27.2

Total revenue	54,155	67,271	124,125	2,701.3	43,530	112,576	2,450.0
Cost of sales	(39,194)	(50,615)	(86,981)	(1,892.9)	(34,115)	(66,400)	(1,445.0)
Selling and distribution expenses	(1,392)	(1,428)	(2,117)	(46.1)	(731)	(1,572)	(34.2)
General and administration expenses	(2,457)	(2,370)	(2,596)	(56.5)	(1,074)	(1,717)	(37.4)
Other expenses:
Voluntary retirement scheme expenses	(611)	(186)	—	—	—	(97)	(2.1)
Impairment of assets	—	(1,276)	—	—	—	—	—
Guarantees, impairment of investments and loans	—	—	(1,300)	(28.3)	—	—	—

Operating income	10,501	11,396	31,131	677.5	7,610	42,790	931.3
Interest income	1,609	2,179	2,414	52.5	1,001	2,096	45.6
Interest expense	(1,969)	(1,962)	(3,238)	(70.5)	(1,018)	(1,969)	(42.9)

Income before income taxes, minority interests and equity in net loss of associate	10,141	11,613	30,307	659.5	7,593	42,917	934.0
Income taxes:
Current	(2,624)	(2,674)	(7,894)	(171.8)	(1,583)	(11,052)	(240.5)
Deferred	(350)	(831)	(1,111)	(24.2)	275	(1,084)	(23.6)

Income after income taxes, before minority interests and equity in net loss of associate	7,167	8,108	21,302	463.5	6,285	30,781	669.9
Minority interests	(2,349)	(2,764)	(6,073)	(132.2)	(1,591)	(8,795)	(191.4)
Equity in net loss of associate, net of taxes	—	—	(99)	(2.1)	(98)	(15)	(0.3)

Net income from continuing operations	4,818	5,344	15,130	329.2	4,596	21,971	478.2
Discontinued operations:
Income from divested business, net of tax	203	222	369	8.1	122	86	1.9

	Rs.5,021	Rs.5,566	Rs.15,499	$337.3	Rs.4,718	Rs.22,057	$480.1

	Year Ended March 31,				Six-month Period Ended September 30,

	2004	2005	2006	2006	2005	2006	2006

Basic earnings per share: (1)
Income from continuing operations	Rs.13.42	Rs.11.74	Rs.27.35	Rs.0.60	Rs.8.36	Rs.39.71	Rs.0.86
Income from discontinued operations	0.57	0.48	0.67	0.01	0.22	0.16	0.01

Basic earnings per share	Rs.13.99	Rs.12.22	Rs.28.02	Rs.0.61	Rs.8.58	Rs.39.87	Rs.0.87

Diluted earnings per share:(1)
Income from continuing operations	Rs.13.13	Rs.11.57	Rs.27.35	Rs.0.60	Rs.8.28	Rs.39.71	Rs.0.86
Income from discontinued operations	0.55	0.48	0.67	0.01	0.22	0.16	0.01

Diluted earnings per share	Rs.13.68	Rs.12.05	Rs.28.02	Rs.0.61	Rs.8.50	Rs.39.87	Rs.0.87

Weighted average number of equity shares used in computing earnings per share:(1)
Basic	359,007,797	455,343,743	553,216,634	553,216,634	549,816,294	553,216,634	553,216,634
Diluted	367,697,507	465,108,143	553,216,634	553,216,634	552,782,694	553,216,634	553,216,634
Dividend declared per share(2)	Rs.3.00	Rs.3.00	Rs.1.25	$0.03	Rs.—	Rs.4.00	$0.09

Notes:

(1)	Earnings per share and weighted average number of equity shares used in computing earnings per share have been adjusted for the five-for-two stock split and one-for-one bonus issue effective May 12, 2006.

(2)	The dividend for fiscal 2006 was recommended by our board of directors on May 30, 2006 and approved by our shareholders at the general meeting held on September 20, 2006. The dividend paid in fiscal 2006 was paid after the five-for-two stock split and one-for-one bonus issue effective May 12, 2006. The interim dividend for fiscal 2007 was declared by our board of directors on November 15, 2006 and the record date is December 7, 2006. As a result, purchasers of ADSs in this offering will not be eligible to receive this interim dividend.

	As of March 31,			As of September 30,

	2005	2006	2006	2006	2006

	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents(1)	Rs.5,909	Rs.9,258	$201.5	Rs.1,577	$34.3
Total assets(1)	133,197	167,539	3,646.1	203,694	4,433.2
Long-term debt, net of current portion	28,794	30,237	658.0	21,967	478.1
Short term and current portion of long-term debt	8,663	4,390	95.5	11,095	241.5
Total shareholders’ equity(1)	37,388	53,498	1,164.3	74,390	1,618.9

Note:

(1)	A $1.00 (Rs. ) increase (decrease) in the assumed initial public offering price of $ (Rs. ) per ADS would increase (decrease) each of cash and cash equivalents, total assets and total shareholders’ equity by Rs. million ($ million).

	Year Ended March 31,				Six-month Period Ended September 30,

	2004	2005	2006	2006	2005	2006	2006

	(in millions)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	Rs.6,205	Rs.6,075	Rs.19,595	$426.4	Rs.(11,032)	Rs.859	$18.7
Investing activities	(18,356)	(21,391)	(16,676)	(362.9)	(6,914)	(5,195)	(113.1)
Financing activities	13,084	17,321	375	8.2	12,868	(3,262)	(71.0)

	Year Ended March 31,				Six-month Period Ended September 30,

	2004	2005	2006	2006	2005	2006	2006

	(in millions)
Other Consolidated Financial Data:
Net sales:
Copper	Rs.27,046	Rs.34,508	Rs.67,921	$1,478.1	Rs.26,038	Rs.54,459	$1,185.2
Zinc	18,213	21,967	38,573	839.5	12,153	40,967	891.6
Aluminum	8,217	10,168	16,297	354.7	4,969	15,902	346.1
Corporate and others	—	—	—	—	—	—	—

Total	Rs.53,476	Rs.66,643	Rs.122,791	$2,672.3	Rs.43,160	Rs.111,328	$2,422.8

Operating income:
Copper	Rs.2,853	Rs.2,440	Rs.7,659	$166.7	2,223	8,394	182.7
Zinc	7,097	8,309	21,287	463.3	4,551	30,427	662.3
Aluminum	591	1,824	3,496	76.1	839	3,972	86.4
Corporate and others	(41)	(1,177)	(1,311)	(28.6)	(3)	(3)	(0.1)

Total	Rs.10,501	Rs.11,396	Rs.31,131	$677.5	Rs.7,610	Rs.42,790	$931.3

Segment profit(1):
Copper	Rs.4,114	Rs.3,899	Rs.8,982	$195.5	2,908	9,058	197.1
Zinc	8,237	9,785	23,216	505.3	5,512	31,541	686.5
Aluminum	1,818	2,504	4,752	103.4	1,175	5,106	111.1
Corporate and others	(25)	(100)	(8)	(0.2)	(3)	(3)	(0.1)

Total	Rs.14,144	Rs.16,088	Rs.36,942	$804.0	Rs.9,592	Rs.45,702	$994.6

Note:

(1)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans. Segment profit is not a recognized measurement under US GAAP. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods presented:

	Year Ended March 31,				Six-month Period Ended September 30,

	2004	2005	2006	2006	2005	2006	2006

	(in millions)
Copper:
Operating income	Rs.2,853	Rs.2,440	Rs.7,659	$166.7	Rs.2,223	Rs.8,394	$182.7
Plus:
Depreciation, depletion and amortization	1,261	1,239	1,323	28.8	685	664	14.5
Impairment of assets	—	220	—	—	—	—	—

Segment profit	Rs.4,114	Rs.3,899	Rs.8,982	$195.5	Rs.2,908	Rs.9,058	$197.2

Zinc:
Operating income	Rs.7,097	Rs.8,309	Rs.21,287	$463.3	Rs.4,551	Rs.30,427	$662.3
Plus:
Depreciation, depletion and amortization	1,112	1,290	1,929	42.0	961	1,017	22.1
Voluntary retirement scheme expenses	28	186	—	—	—	97	2.1

Segment profit	Rs.8,237	Rs.9,785	Rs.23,216	$505.2	Rs.5,512	Rs.31,541	$686.5

Aluminum:
Operating income	Rs.591	Rs. 1,824	Rs. 3,496	$76.1	Rs.839	Rs.3,972	$86.4
Plus:
Depreciation, depletion and amortization	644	680	1,256	27.3	336	1,134	24.7
Voluntary retirement scheme expenses	583	—	—	—	—	—	—

Segment profit	Rs.1,818	Rs.2,504	Rs.4,752	$103.4	Rs.1,175	Rs.5,106	$111.1

Corporate and others:
Operating income	Rs.(40)	Rs.(1,177)	Rs.(1,311)	$(28.6)	Rs.(3)	Rs.(3)	$(0.1)
Plus:
Depreciation, depletion and amortization	15	21	3	0.1	—	—	—
Impairment of assets	—	1,056	—	—	—	—	—
Guarantees, impairment of investments and loan	—	—	1,300	28.3	—	—	—

Segment profit	Rs.(25)	Rs.(100)	Rs.(8)	$(0.2)	Rs.(3)	Rs.(3)	$(0.1)

				Six-month Period Ended
	Year Ended March 31,			September 30,

	2004	2005	2006	2005	2006

	(in US dollars per ton, except as indicated)
Market and Cost Data:
London Metal Exchange (LME) price(1):
Copper	$2,051	$2,999	$4,099	$3,579	$7,466
Zinc	900	1,108	1,614	1,286	3,333
Aluminum	1,496	1,779	2,028	1,810	2,565
Treatment charge and refining charge (TcRc)(2) :
Copper	8.8¢/lb	8.6¢/lb	23.1¢/lb	15.7¢/lb	37.1¢/lb
Cost of production(3):
Copper smelting and refining(4)	7.8¢/lb	7.1¢/lb	6.1¢/lb	6.5¢/lb	5.2¢/lb
Zinc(5)	$571	$695	$691	$707	$838
Aluminum(6)	1,239	1,347	1,497	1,551	1,555

Notes:

(1)	Calculated as the daily average cash seller settlement price for the period.
(2)	Represents our average realized TcRc for the period.
(3)	Cost of production is not a recognized measure under US GAAP. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the cost of production measure is a meaningful measure of our production cost efficiency as it is more indicative of our production or conversion costs and is a measure that our management considers to be controllable. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of direct cash cost of production and excludes non-cash cost and indirect cost (such as depreciation and interest payments), and are offset for any amounts we receive upon the sale of the by-products from the refining or smelting process. In the case of copper, where cost of production relates only to our custom smelting and refining operations, cost of production is the cost of converting copper concentrate into copper cathodes. In the case of zinc, where we have integrated operations from production of zinc ore to zinc metal, cost of production is the cost of extracting ore and conversion of the ore into zinc metal. In the case of aluminum, where cost of production relates only to BALCO’s old Korba smelter, which has integrated operations from production of bauxite to aluminum metal, cost of production is the cost of producing bauxite and conversion of bauxite into aluminum metal. Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented:

				Six-month Period Ended
	Year Ended March 31,			September 30,

	2004	2005	2006	2005	2006

	(in millions, except Production output and Cost of production)
Copper:
Segment sales	Rs. 27,046	Rs. 34,508	Rs. 67,921	Rs. 26,038	Rs. 54,459
Less:
Segment profit	(4,114)	(3,899)	(8,982)	(2,908)	(9,058)

Segment cost	22,932	30,609	58,939	23,130	45,401
Less:
Purchased concentrate/rock	(18,728)	(27,136)	(55,132)	(21,176)	(41,290)
By-product/free copper net sales	(712)	(977)	(1,520)	(708)	(1,067)
Cost for downstream products	(514)	(599)	(722)	(397)	(433)
Others, net	(1,567)	(686)	62	(77)	(1,888)

Total expenses	Rs. 1,411	Rs. 1,211	Rs. 1,627	Rs. 772	Rs. 723

Production output (in tons)	178,654	171,992	273,048	123,513	137,142
Cost of production(a)	7.8¢/lb	7.1¢/lb	6.1¢/lb	6.5¢/lb	5.2¢/lb
Zinc:
Segment sales	Rs. 18,213	Rs. 21,967	Rs. 38,573	Rs. 12,153	Rs. 40,967
Less:
Segment profit	(8,237)	(9,785)	(23,216)	(5,512)	(31,541)

Segment cost	9,976	12,182	15,357	6,641	9,426
Less:
Purchased metal	(38)	(1)	(539)	(114)	—
Cost of tolling including raw material cost	(1,393)	(2,140)	(1,502)	(1,144)	(14)
Cost of intermediary product sold	(853)	(620)	(1,188)	(150)	(1,094)
By-product net sales	(802)	(1,113)	(1,253)	(652)	(426)
Cost of lead metal sold	(544)	(452)	(690)	(200)	(628)
Others, net	(560)	(1,219)	(1,536)	(579)	(1,115)

Total expenses	Rs. 5,786	Rs. 6,638	Rs. 8,649	Rs. 3,802	Rs. 6,149

Production output (in tons)	220,664	212,445	282,668	123,229	159,671
Cost of production (per ton)(a)	$571	$695	$691	$707	$838
Aluminum:
Segment sales	Rs. 8,663	Rs. 10,453	Rs. 17,721	Rs. 5,450	Rs. 16,785
Less:
Segment profit	(1,818)	(2,504)	(4,752)	(1,175)	(5,106)

Segment cost	6,845	7,949	12,969	4,275	11,679
Less:
Cost of intermediary product sold	(82)	(151)	(154)	—	(68)
By-product net sales	(110)	(291)	(408)	(208)	(163)
Cost for downstream products	(768)	(742)	(822)	(413)	(449)
Cost for new Korba plant	—	(210)	(4,773)	—	(8,015)
Others, net	(375)	(558)	186	(165)	876

Total expenses	Rs. 5,510	Rs. 5,997	Rs. 6,998	Rs. 3,489	Rs. 3,860

Production output (hot metal) (in tons)	96,827	99,031	105,593	51,547	54,011
Cost of production (per ton)(a)	$1,239	$1,347	$1,497	$1,551	$1,555

(a)	Exchange rates used in calculating cost of production were based on the daily RBI reference rates for the years ended March 31, 2004, 2005 and 2006 of Rs. 45.92 per $1.00, Rs. 44.96 per $1.00 and Rs. 44.28 per $1.00, respectively and for the periods ended September 30, 2005 and September 30, 2006 of Rs. 43.65 per $1.00 and Rs. 45.95 per $1.00, respectively.

(4)	Cost of copper smelting and refining includes cost of freight of copper anodes from Tuticorin to Silvassa and excludes the benefit of the phosphoric acid plant. Revenues earned from the sale of sulphuric acid and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.
(5)	Cost of production of zinc consists of total direct cost of producing zinc from the mines and smelters. Revenue earned from the sale of sulphuric acid is deducted from the total costs to calculate the total cash costs to HZL of producing zinc metal. Royalties paid are included in the cost of production of zinc. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal produced.
(6)	Cost of production of aluminum relates to cost of production for BALCO’s old Korba smelter and excludes cost of production for BALCO’s new Korba smelter. Cost of production of aluminum consists of total direct cash costs. Revenue earned from the sale of by- products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced at the old Korba smelter to calculate the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this prospectus in calculating cost of production as the hot metal production, which excludes the value-added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion in conjunction with “Selected Consolidated Financial Information” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus and those set forth below.
Overview
      We are India’s largest non-ferrous metals and mining company based on net sales and are one of the fastest growing large private sector companies in India based on the increase in net sales from 2005 to 2006. In India, one of the fastest growing large economies in the world with an 8.5% increase in real gross domestic product from 2004 to 2005, we are one of the two leading custom copper smelters by volume, the leading and only integrated zinc producer and the third largest aluminum producer by volume. We also have a minority interest in Vedanta Alumina, an alumina refining and aluminum smelting company, and intend to develop a commercial power generation business in India that leverages our experience in building and operating captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminum businesses in 2002 and 2001, respectively, through Government of India privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.
      Our net sales and operating income increased from Rs. 53,476 million and Rs. 10,501 million in fiscal 2004 to Rs. 122,791 million ($2,672.3 million) and Rs. 31,131 million ($677.5 million) in fiscal 2006, representing compound annual growth rates of 51.5% and 72.2%, respectively.
      The following tables are derived from our selected consolidated financial data and set forth:

•	the net sales for each of our business segments as a percentage of our net sales on a consolidated basis;

•	the operating income for each of our business segments as a percentage of our operating income on a consolidated basis; and

•	the segment profit, calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans, for each of our business segments as a percentage of our segment profit on a consolidated basis.

				Six-month Period Ended
	Year Ended March 31,			September 30,

	2004	2005	2006	2005	2006

Net Sales:
Copper	50.5%	51.7%	55.3%	60.3%	48.9%
Zinc	34.1	33.0	31.4	28.2	36.8
Aluminum	15.4	15.3	13.3	11.5	14.3
Corporate and others	—	—	—	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

				Six-month Period Ended
	Year Ended March 31,			September 30,

	2004	2005	2006	2005	2006

Operating income:
Copper	27.2%	21.4%	24.6%	29.2%	19.6%
Zinc	67.6	72.9	68.4	59.8	71.1
Aluminum	5.6	16.0	11.2	11.0	9.3
Corporate and others	(0.4)	(10.3)	(4.2)	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Segment profit(1):
Copper	29.1%	24.2%	24.3%	30.3%	19.8%
Zinc	58.2	60.8	62.8	57.5	69.0
Aluminum	12.9	15.6	12.9	12.2	11.2
Corporate and others	(0.2)	(0.6)	—	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Note:

(1)	Segment profit is calculated by adjusting operating income for depreciation, depletion and amortization, voluntary retirement scheme expenses, impairment of assets and guarantees, impairment of investments and loans. Segment profit is not a recognized measurement under US GAAP. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with US GAAP. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating income to segment profit for the periods presented:

					Six-month Period Ended
	Year Ended March 31,				September 30,

	2004	2005	2006	2006	2005	2006	2006

	(in millions)
Copper:
Operating income	Rs.2,853	Rs.2,440	Rs.7,659	$166.7	Rs.2,223	Rs.8,394	$182.7
Plus:
Depreciation, depletion and amortization	1,261	1,239	1,323	28.8	685	664	14.5
Impairment of assets	—	220	—	—	—	—	—

Segment profit	Rs.4,114	Rs.3,899	Rs.8,982	$195.5	Rs.2,908	Rs.9,058	$197.2

Zinc:
Operating income	Rs.7,097	Rs.8,309	Rs.21,287	$463.3	Rs.4,551	Rs.30,427	$662.3
Plus:
Depreciation, depletion and amortization	1,112	1,290	1,929	42.0	961	1,017	22.1
Voluntary retirement scheme expenses	28	186	—	—	—	97	2.1

Segment profit	Rs.8,237	Rs.9,785	Rs.23,216	$505.2	Rs.5,512	Rs.31,541	$686.5

					Six-month Period Ended
	Year Ended March 31,				September 30,

	2004	2005	2006	2006	2005	2006	2006

	(in millions)
Aluminum:
Operating income	Rs.591	Rs.1,824	Rs.3,496	$76.1	Rs.839	Rs.3,972	$86.4
Plus:
Depreciation, depletion and amortization	644	680	1,256	27.3	336	1,134	24.7
Voluntary retirement scheme expenses	583	—	—	—	—	—	—

Segment profit	Rs.1,818	Rs.2,504	Rs.4,752	$103.4	Rs.1,175	Rs.5,106	$111.1

Corporate and Others:
Operating income	Rs.(40)	Rs.(1,177)	Rs.(1,311)	$(28.6)	Rs.(3)	Rs.(3)	$(0.1)
Plus:
Depreciation, depletion and amortization	15	21	3	0.1	—	—	—
Impairment of assets	—	1,056	—	—	—	—	—
Guarantees, impairment of investments and loans	—	—	1,300	28.3	—	—	—

Segment profit	Rs.(25)	Rs.(100)	Rs.(8)	$(0.2)	Rs.(3)	Rs.(3)	$(0.1)

Business Summary
      Our company is comprised of the following business segments:

•	Copper. Our wholly-owned copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our primary products are copper cathodes and copper rods. Net sales and operating income of our copper business have increased from Rs. 27,046 million and Rs. 2,853 million in fiscal 2004 to Rs. 67,921 million ($1,478.1 million) and Rs. 7,659 million ($166.7 million) in fiscal 2006, representing compound annual growth rates of 58.5% and 63.8%, respectively.

•	Zinc. Our zinc business is owned and operated by HZL, India’s leading and only integrated zinc producer with a 73% market share by volume of the Indian zinc market in fiscal 2006, according to ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including three lead-zinc mines, two zinc smelters, one lead smelter and one lead-zinc smelter in Northwest India and one zinc smelter in Southeast India. HZL’s primary products are zinc and lead ingots. Net sales and operating income of our zinc business have increased from Rs. 18,213 million and Rs. 7,097 million in fiscal 2004 to Rs. 38,573 million ($839.5 million) and Rs. 21,287 million ($463.3 million) in fiscal 2006, representing compound annual growth rates of 45.5% and 73.2%, respectively.

•	Aluminum. Our aluminum business is primarily owned and operated by BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one refinery, two smelters, a fabrication facility and two captive power plants in Central India. BALCO’s primary products are aluminum ingots, rods and rolled products. Net sales and operating income of our aluminum business have increased from Rs. 8,217 million and Rs. 591 million in fiscal 2004 to

Rs. 16,297 million ($354.7 million) and Rs. 3,496 million ($76.1 million) in fiscal 2006, representing compound annual growth rates of 40.8% and 143.2%, respectively.

•	Corporate and Others. Our corporate and other business segment primarily includes our equity investment in Vedanta Alumina and our guarantees, investments and loans with respect to India Foils Limited, or IFL. We hold a 29.5% minority interest in Vedanta Alumina, which is not consolidated into our financial results and which is accounted for as an equity investment.

      We also intend to develop a commercial power generation business which we anticipate will be a separate business segment.
Factors Affecting Results of Operations
      Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.

Metal Prices and Copper TcRc

Overview
      Our results of operations are significantly affected by the TcRc of copper in our copper business and the commodity prices of the metals that we produce, which are based on LME prices, in our zinc and aluminum businesses. Both the TcRc of copper and the commodity prices of the metals we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, including recent volatility for both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.

Copper
      The net sales of our copper business fluctuate based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with only a small percentage of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. Some of our contracts for the purchase of copper concentrate include a provision under which a component of TcRc is variable and is determined based on the LME price for copper. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 89% of our copper concentrate requirements in fiscal 2006, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The following table sets forth the average TcRc that we have realized for each of the last three fiscal years and for the six-month periods ended September 30, 2005 and 2006:

				Six-month Period Ended
	Year Ended March 31,			September 30,

	2004	2005	2006	2005	2006

	(in US cents per pound)
Copper TcRc	8.8¢/lb	8.6¢/lb	23.1¢/lb	15.7¢/lb	37.1¢/lb
      In addition to affecting the variable component of TcRc included in some of our contracts for the purchase of copper concentrate, the LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for 11% of our copper concentrate requirements in fiscal 2006 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2010 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for each of the last three fiscal years and for the six-month periods ended September 30, 2005 and 2006:

				Six-month Period Ended
	Year Ended March 31,			September 30,

	2004	2005	2006	2005	2006

	(in US dollars per ton)
Copper LME	$2,051	$2,999	$4,099	$3,579	$7,466

Zinc and Aluminum
      The net sales of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO was a fully integrated producer in fiscal 2005 and prior years, with all of its alumina requirements being supplied by its own bauxite mines and alumina refinery. However, following the completion of a large expansion project at Korba to increase aluminum smelting capacity, BALCO sourced approximately 40% of its alumina requirements from the international markets in fiscal 2006. Going forward, we expect BALCO to source a majority of its alumina requirements from third parties. For the portion of our aluminum business where the alumina is sourced internally, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc and aluminum LME prices for each of the last three fiscal years and for the six-month periods ended September 30, 2005 and 2006:

				Six-month Period Ended
	Year Ended March 31,			September 30,

	2004	2005	2006	2005	2006

	(in US dollars per ton)
Zinc LME	$900	$1,108	$1,614	$1,286	$3,333
Aluminum LME	1,496	1,779	2,028	1,810	2,565

India Market Premium
      Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “— Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible domestically.

Hedging
      We have historically engaged in hedging strategies to partially mitigate our exposure to fluctuations in commodity prices, as further described in “— Quantitative and Qualitative Disclosures About Market Risk — Qualitative Analysis — Commodity Price Risk.”

Cost of Production
      Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business, as described under “— Metal Prices and Copper TcRc.” Cost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.
      Energy cost is the most significant component of the cost of production in all our businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used in the running of our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long-term contracts and the open market. Our aluminum business, which has high energy consumption due to the power-intensive nature of aluminum smelting, sources 60-70% of its thermal coal requirement from Coal India. The quantity of the coal supplied by Coal India to all its customers is subject to a maximum amount fixed by Coal India from time to time based on percentage of each customer’s power plant capacity. Subject to such maximum amount, the quantity of coal to be supplied by Coal India to any customer is reset quarterly and is determined based on the performance of such customer’s power plant. In addition, shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, including BALCO, except utilities, forcing BALCO to utilize higher priced imported coal. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.
      For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “— Government Policy — Taxes and Royalties.”
      Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. We outsource a majority of BALCO’s and Copper Mines of Tasmania Pty Ltd’s, or CMT’s, mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.
      Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.
      Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We divide our cost of production by the daily average exchange rate for the year to calculate the US dollar cost of production per lb or ton of metal as reported.

Production Output
      Production output has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our net sales generally fluctuate as a result in changes of production output. Production output is dependent on our production capacity, which has increased in recent years across all of our businesses. For our mining operations, production output is also dependent upon the quality and consistency of the ore. Per-unit production costs are also significantly affected by changes in production output in that higher volumes of production generally reduce the production costs. Therefore, our production levels are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years. The following table summarizes our production volumes for our primary products for the last three fiscal years and for the six-month periods ended September 30, 2005 and 2006:

					Six-month Period Ended
		Year Ended March 31,			September 30,

Segment	Product	2004	2005	2006	2005	2006

		(tons)
Copper	Copper cathode(1)	178,654	171,992	273,048	123,513	137,142
	Copper rods	122,713	125,406	166,497	79,648	86,542
Zinc	Zinc(2)(3)	220,664	212,445	283,698	123,229	160,701
	Lead(4)	25,089	15,727	23,636	7,199	19,938
Aluminum	Ingots(5)	13,149	8,609	58,750	9,093	76,757
	Rods(6)	48,243	48,045	64,602	29,926	34,153
	Rolled Products	35,631	43,618	50,391	24,267	25,075

	Total Aluminum	97,023	100,272	173,743	63,286	135,985

Notes:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.

(2)	Includes production capitalized in fiscal 2006 and in the six-month period ended September 30, 2005 of 1,030 tons.

(3)	Excludes tolled metal in fiscal 2004, 2005 and 2006 of 40,562 tons, 53,479 tons and 34,890 tons, respectively, and in the six-month periods ended September 30, 2005 and 2006 of 25,582 tons and 251 tons, respectively.

(4)	Excludes production capitalized in fiscal 2006 of 153 tons.

(5)	Includes production capitalized in fiscal 2006 of 12,288 tons and in the six-month period ended September 30, 2005 of 7,648 tons.

(6)	Includes production capitalized in fiscal 2006 of 1,300 tons and in the six-month period ended September 30, 2005 of 575 tons.

     In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. As the production outputs of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenues from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating income and operating margins to fluctuate.
      Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production output.

Government Policy

Customs Duties
      We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples. The following table sets forth the customs duties that were applicable for the periods indicated:

		March 1,	January 9,	July 8,	March 1,
		2002	2004	2004	2005	March 1,
	As of	to	to	to	to	2006
	February 28,	January 8,	July 7,	February 28,	February 28,	to
	2002	2004	2004	2005	2006	Present

Copper	35.0%	25.0%	20.0%	15.0%	10.0%	7.5%
Copper concentrate	5.0%	5.0%	5.0%	5.0%	5.0%	2.0%
Zinc	35.0%	25.0%	20.0%	15.0%	10.0%	7.5%
Aluminum	25.0%	15.0%	15.0%	15.0%	10.0%	7.5%
      In addition, the Finance Act (2 of 2004), which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2% of the total customs duty payable. Effective January 9, 2004, the SAD of 4% which had until that time been levied on imports was abolished, reducing the effective customs duties levied on all imports. The Government of India may further reduce customs duties in the future, which could adversely affect our results of operations.

Export Incentives
      The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India, which have been progressively reduced since 2002, and which is consistent with a similar reduction in custom duties. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.
      In fiscal 2004, 2005 and 2006, exports accounted for 41.5%, 53.2% and 63.7%, respectively, of our copper business’ net sales. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the Free on Board, or FOB, value of exports, on copper cathode and copper rods for the periods indicated:

	Prior to	January 19, 2005	May 5, 2005 to	November 21, 2005 to	July 15, 2006 to
	January 19, 2005	to May 4, 2005	November 20, 2005	July 14, 2006	Present

	(per ton of exports)		(percentage of FOB value in exports)
Copper cathode	Rs. 13,300	Rs. 6,500	4.5%(1)	5.0%(3)	2.2%(4)
Copper rods	Rs. 18,100	Rs. 9,000	5.0%(2)	5.0%(2)	2.2%(5)

Notes:

(1)	Subject to a cap of Rs. 7,700 per ton.
(2)	Subject to a cap of Rs. 10,050 per ton.
(3)	Subject to a cap of Rs. 9,000 per ton.
(4)	Subject to a cap of Rs. 7,500 per ton.
(5)	Subject to a cap of Rs. 7,760 per ton.

     In fiscal 2004, 2005 and 2006, exports accounted for 14.3%, 17.9% and 24.0%, respectively, of our zinc business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	Prior to	May 26, 2005 to	July 3, 2006 to
	May 26, 2005	July 2, 2006	Present

	(percentage of FOB value of exports)
Zinc concentrate	3.0%	2.0%	2.0%
Zinc ingots	9.0%	6.0%	4.0%
Lead concentrate	3.0%	2.0%	2.0%
      In fiscal 2004, 2005 and 2006, exports accounted for 1.1%, 2.4% and 8.7%, respectively, of our aluminum business’ net sales. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

	Prior to	May 26, 2005 to	July 3, 2006 to
	May 26, 2005	July 2, 2006	Present

	(percentage of FOB value of exports)
Aluminum ingots	3.0%	2.0%	2.0%
Aluminum rods	3.0%	2.0%	2.0%
Aluminum rolled products	7.0%	4.0%	3.0%
      The Government of India may further reduce customs duties and export incentives in the future, which would adversely affect our results of operations.

Taxes and Royalties
      Income tax on Indian companies is presently charged at a statutory rate of 30.0% plus a surcharge of 10.0% and has an additional charge of 2.0% on the tax including surcharge, which resulted in an effective tax rate of 33.7% for fiscal 2006. We have in the past had an effective tax rate lower than the statutory rate, benefiting from capital allowances permitted under Indian tax law, as well as tax incentives in infrastructure projects and in specific locations. However, Indian companies are subject to a minimum alternative tax, the effective rate of which as of the date of this prospectus is 11.2% on the book profits as determined under the Indian Companies Act. Amounts paid as minimum alternative tax may be applied towards regular income taxes payable in any of the succeeding seven years.
      A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 14.0%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.
      We currently pay an excise duty of 16.0% based on all of our domestic production intended for domestic sale and charge this excise duty to our domestic customers.
      We are also subject to other government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan, India, based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL’s mines are located, at a rate of 6.6% of the LME zinc metal price payable on the zinc metal contained in the ore mined and 5.0% of the LME lead metal price payable on the lead metal contained in the ore mined. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the net sales plus 0.4 times the profit multiplied by the profit margin over net sales, subject to a cap of 5.0% of net sales.

Exchange Rates
      We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee or Australian dollar has the opposite effect on our results of operations.
      The following table sets forth the fluctuations in the value of the Indian Rupee against the US dollar for the Australian dollar against the US dollar and the periods indicated:
Number of Indian Rupees equal to
one US dollar (April 1, 2003 to
September 30, 2006)
Number of Australian dollars equal to
one US dollar (April 1, 2003 to
September 30, 2006)

Source: Federal Reserve Bank of New York.

Power Business
      We expect our future results of operations to be affected by our plan to enter the commercial power generation business. The effect of this new business will depend on the timing of and our success in executing this plan. See “Business — Our Future Commercial Power Generation Business” for additional details on our plans for this future business.
Critical Accounting Estimates
      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with US GAAP. In the course of preparing these financial statements, our management has made estimates based on, and assumptions that impact, the amounts recognized in our consolidated financial statements. For a discussion of our significant accounting policies, see note 2 to our consolidated financial statements. We believe the critical accounting estimates described below are those that are both important to reflect our financial condition and results and require difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
     Mine Properties
      The carrying value of mine properties is determined by depleting the assets over the life of the respective mine using the unit of production method based on proven and probable reserves. The estimation of our proven and probable reserves is subject to assumptions and may change when new information becomes available. Changes in reserve estimates as a result of factors such as production cost, recovery rates, grade of reserves or commodity prices could impact depleting rates, asset carrying values and environmental and restoration accruals.

     Useful Economic Lives of Assets and Impairment
      Property, plant and equipment, other than mine properties, are depreciated over their useful economic lives. Management reviews the useful economic lives at least once a year and any changes could affect the depreciation rates prospectively and hence the asset carrying values.
      We also review our property, plant and equipment, including mine properties, for possible impairment if there are events or changes in circumstances that indicate that the carrying value of an asset may not be recoverable and exceeds its fair value. In assessing property, plant and equipment for impairment, factors leading to significant reductions in profits such as changes in commodity prices, our business plans and significant downward revisions in the estimated mining reserves are taken into consideration. The carrying value of the assets and associated mining reserves is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. This involves management estimate of commodity prices, market demand and supply, economic and regulatory climates, long-term mine plans and other factors. Any subsequent changes to cash flow due to changes in the above mentioned factors could impact on the carrying value of the assets.
     Asset Retirement Obligations
      Liabilities have been recognized for costs associated with restoration and rehabilitation of mine sites as the obligation to incur such costs arises and when a reasonable estimate of such costs can be made. Such costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities. The costs of restoration are capitalized when incurred, reflecting our obligations at that time, and a corresponding liability is created. The capitalized asset is charged to the income statement over the life of the asset through depreciation and the accretion of the discount on the liability over the life of the operation. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.
     Commitments, Contingencies and Guarantees
      We also have significant capital commitments in relation to various capital projects which are not recognized on the balance sheet. In the normal course of business, contingent liabilities may arise from litigation and other claims against us. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which we are involved, it is not expected that such contingencies will have a materially adverse effect on our financial position or profitability.
     Deferred Tax
      In preparing our consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. In each jurisdiction, we estimate the actual amount of taxes currently payable or receivable. We also estimate the tax bases of assets and liabilities based on estimates, and such estimates may change when the tax returns are prepared. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to the year when the asset is realized or the liability is settled based on tax rates (and tax laws) that have been enacted as of the balance sheet date. We do not record deferred taxes on unremitted earnings of subsidiaries, associates and joint ventures based on timing of the reversal of the temporary differences where it is probable that the temporary differences will not reverse in the foreseeable future or management intends to reinvest such unremitted earnings indefinitely. Deferred tax assets are reviewed for recoverability and a valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized. If we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.
Results of Operations

Overview

Consolidated Statement of Operations Data
      The following table is derived from our selected consolidated financial data and sets forth our historical operating results as a percentage of net sales for the periods indicated:

				Six-month
				Period Ended
	Year Ended March 31,			September 30,

	2004	2005	2006	2005	2006

Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Other operating revenues	1.3	0.9	1.1	0.9	1.1

Total revenue	101.3	100.9	101.1	100.9	101.1
Cost of sales	(73.3)	(75.9)	(70.8)	(79.0)	(59.6)
Selling and distribution expenses	(2.6)	(2.1)	(1.7)	(1.7)	(1.4)
General and administration expenses	(4.6)	(3.6)	(2.1)	(2.5)	(1.5)
Other expenses:
Voluntary retirement scheme expenses	(1.1)	(0.3)	—	—	(0.1)
Impairment of assets	—	(1.9)	—	—	—
Guarantees, impairment of investments and loans	—	—	(1.1)	—	—

Operating income	19.7	17.1	25.4	17.7	38.5
Interest income	3.0	3.3	2.0	2.3	1.9
Interest expense	(3.7)	(2.9)	(2.6)	(2.4)	(1.8)

Income before income taxes, minority interests and equity in net loss of associate	19.0	17.5	24.8	17.6	38.6
Income taxes
Current	(4.9)	(4.0)	(6.4)	(3.7)	(9.9)
Deferred	(0.7)	(1.2)	(0.9)	0.6	(1.0)

Income after income taxes, before minority interests and equity in net loss of associate	13.4	12.3	17.5	14.5	27.7
Minority interests	(4.4)	(4.1)	(4.9)	(3.7)	(7.9)
Equity in net loss of associate, net of taxes	—	—	(0.1)	(0.2)	—

Net income from continuing operations	9.0	8.2	12.5	10.6	19.8
Discontinued Operations:
Income from divested business, net of tax	0.3	0.3	0.3	0.3	0.1

Net income	9.3%	8.5%	12.8%	10.9%	19.9%

Net Sales by Geographic Location
      The primary markets for our products are India and the Far East. Our exports to the Far East are primarily to China, South Korea, Singapore and Thailand. Other markets include a variety of countries mostly in the Middle East and Europe. While we endeavor to sell as large a quantity of our products as possible domestically due to the Indian market premium that we receive on domestic sales, our domestic sales as a percentage of our total sales have decreased in recent years as our production volume increased more rapidly than demand in the domestic market. The following table sets forth our net sales from each of our primary markets and our net sales from each of our primary markets as a percentage of our total net sales for the periods indicated:

	Year Ended March 31,

	2004		2005		2006

		% of		% of			% of
	Net Sales	Net Sales	Net Sales	Net Sales	Net Sales		Net Sales

	(in millions, except percentages)
India	Rs. 39,558	74.0%	Rs. 44,208	66.3%	Rs. 68,852	$1,498.6	56.1%
Far East(1)	9,168	17.1	14,269	21.4	22,654	493.0	18.4
Other(2)	4,750	8.9	8,166	12.3	31,285	680.8	25.5

Total	Rs. 53,476	100.0%	Rs. 66,643	100.0%	Rs. 122,791	$2,672.3	100.0%

Note:

(1)	Far East includes a number of countries, primarily including China, South Korea, Singapore and Thailand.

(2)	Other includes Kenya, Nigeria, Ethiopia, Algeria, Sudan, Morocco, Namibia, Egypt, Oman, United Arab Emirates, or U.A.E., Turkey, Jeddah, Qatar, Saudi Arabia, Syria, Dubai, Israel, Bangladesh, Sri Lanka, Pakistan, Belgium, France, Germany, Italy, Jordan, UK, The Netherlands, Luxembourg, Rotterdam, Spain, Sweden, Switzerland and Australia.

Customer Concentration
      The following table sets forth for the periods indicated:

•	the percentage of our net sales accounted for by our ten largest customers on a consolidated basis; and

•	for each of our three primary businesses, the percentage of the net sales of such business accounted for by the ten largest customers of such business.

	Year Ended March 31,

	2004	2005	2006

Consolidated	18.5%	17.9%	20.0%
Copper	26.3	25.0	32.0
Zinc	39.2	35.5	27.6
Aluminum	46.9	38.1	42.1
      No single customer accounted for 10% or more of our net sales on a consolidated basis or for any of our primary businesses in any of the periods indicated, except that JSW Limited accounted for 11% of the net sales of our zinc business in fiscal 2004.

     Comparison of the Six-month Periods Ended September 30, 2005 and September 30, 2006
     Net Sales, Other Operating Revenues and Operating Income
          Consolidated
      Net sales increased from Rs. 43,160 million in the six-month period ended September 30, 2005 to Rs. 111,328 million ($2,422.8 million) in the six-month period ended September 30, 2006, an increase of Rs. 68,168 million, or 157.9%. Net sales increased primarily as a result of higher metal prices across all our businesses and higher sales volumes enabled by the commissioning of our new capacities at Tuticorin for copper smelting, at Chanderiya for zinc smelting and at Korba for aluminum smelting. Our copper, zinc and aluminum businesses contributed 41.7%, 42.3% and 16.0% of our increase in net sales, respectively.
      Other operating revenues increased from Rs. 370 million in the six-month period ended September 30, 2005 to Rs. 1,248 million ($27.2 million) in the six-month period ended September 30, 2006, an increase of Rs. 878 million, or 237.3%. The increase was due to sales of surplus power by BALCO to state electricity boards, or SEBs, as the captive power plant for the Korba expansion was completed and fully operational while the new smelter was still being ramped-up and did not use all of the available power capacity. These sales of surplus power were due to temporary situations that are not expected to occur in future periods as to this particular Korba expansion, though similar situations may occur with respect to any of our future expansion projects as a result of captive power plants being completed in advance of the facilities for which they were built to provide power.
      Operating income increased from Rs. 7,610 million in the six-month period ended September 30, 2005 to Rs. 42,790 million ($931.3 million) in the six-month period ended September 30, 2006, an increase of Rs. 35,180 million, or 462.3%. The increase was primarily as a result of increased operating income in our zinc, copper and aluminum businesses. Operating margin increased from 17.6% in the six-month period ended September 30, 2005 to 38.4% in the six-month period ended September 30, 2006 as a result of increased operating margins in all of our businesses, and particularly in our zinc business. Contributing factors to our consolidated operating income were as follows:

•	Cost of sales increased from Rs. 34,115 million in the six-month period ended September 30, 2005 to Rs. 66,400 million ($1,445.0 million) in the six-month period ended September 30, 2006, an increase of Rs. 32,285 million, or 94.6%. Cost of sales increased primarily in our copper business as a result of higher copper concentrate prices and an increase in volume in our aluminum business due to the phased commissioning of our new Korba smelter. Cost of sales as a percentage of net sales, however, decreased from 79.0% in the six- month period ended September 30, 2005 to 59.6% in the six-month period ended September 30, 2006, primarily due to higher commodity prices relative to the costs of production, which were relatively unchanged except for the cost of copper concentrate.

•	Selling and distribution expenses increased from Rs. 731 million in the six-month period ended September 30, 2005 to Rs. 1,572 million ($34.2 million) in the six-month period ended September 30, 2006, an increase of Rs. 841 million, or 115.0%. This increase was due to increased sales volumes across all our businesses as most of the selling and distribution expenses are proportional to the sales volume. As a percentage of net sales, however, selling and distribution expenses decreased from 1.7% in the six-month period ended September 30, 2005 to 1.4% in the six-month period ended September 30, 2006 as a result of higher metal prices.

•	General and administrative expenses increased from Rs. 1,074 million in the six-month period ended September 30, 2005 to Rs. 1,717 million ($37.4 million) in the six-month period ended September 30, 2006, an increase of Rs. 643 million, or 59.9%, and as a percentage of net sales decreased from 2.5% in the six-month period ended September 30, 2005 to 1.5% in the six-month period ended September 30, 2006. As these expenses are of a relatively fixed nature, as a percentage of net sales such expenses decreased between the six-month period ended September 30,

2005 and the six-month period ended September 30, 2006 as a result of the increase in net sales by Rs. 68,168 million.

•	We incurred voluntary retirement scheme expenses in the six-month period ended September 30, 2006 of Rs. 97 million ($2.1 million) for a voluntary retirement package offered to employees of HZL, with no voluntary retirement scheme expenses in the six-month period ended September 30, 2005.

•	Depreciation, depletion and amortization increased from Rs. 1,982 million in the six-month period ended September 30, 2005 to Rs. 2,815 million ($63.0 million) in the six-month period ended September 30, 2006, an increase of Rs. 833 million, or 42.0%. This increase is related primarily to capitalization of our expanded capacities in our aluminum business.

          Copper
      Net sales in the copper segment increased from Rs. 26,038 million in the six-month period ended September 30, 2005 to Rs. 54,459 million ($1,185.2 million) in the six-month period ended September 30, 2006, representing an increase of Rs. 28,421 million, or 109.2%. This increase was primarily due to a 108.6% increase in the average copper LME price and an 11.7% increase in sales volume between the six-month periods ended September 30, 2005 and 2006. Specifically:

•	Copper cathode production increased from 123,513 tons in the six-month period ended September 30, 2005 to 137,142 tons in the six-month period ended September 30, 2006, an increase of 11.0%, enabled by a capacity expansion at our Tuticorin facility which increased the smelter’s copper anode capacity from 180,000 tpa to 300,000 tpa and the addition of a refinery at our Tuticorin facility with a capacity of 120,000 tpa of copper cathode. Copper cathode sales increased from 43,187 tons in the six-month period ended September 30, 2005 to 49,623 tons in the six-month period ended September 30, 2006, an increase of 14.9%. Copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margin, we endeavor to sell as large a quantity of copper rods as possible.

•	Production of copper rods increased from 79,648 tons in the six-month period ended September 30, 2005 to 86,542 tons in the six-month period ended September 30, 2006, an increase of 8.7%. This resulted from the increase in our rod mill capacity at Tuticorin. Copper rod sales increased from 77,794 tons in the six-month period ended September 30, 2005 to 85,563 tons in the six-month period ended September 30, 2006, an increase of 10.0%. The increase in sales was due to our increase in production.

•	The daily average copper cash settlement prices on the LME increased from $3,579 per ton in the six-month period ended September 30, 2005 to $7,466 per ton in the six-month period ended September 30, 2006, an increase of 108.6%.

•	Sales of copper in the Indian market increased from 49,446 tons in the six-month period ended September 30, 2005 to 51,141 tons in the six-month period ended September 30, 2006, an increase of 3.4%, and our exports increased from 71,535 tons in the six-month period ended September 30, 2005 to 84,045 tons in the six-month period ended September 30, 2006, an increase of 17.5%. Our increase in exports was enabled by our increased production levels and growth in nearby export markets. While we endeavor to sell as large a quantity of our products as possible domestically, our domestic sales as a percentage of total sales declined between the six-month periods ended September 30, 2005 and September 30, 2006 as our production volume increased more rapidly than demand in the domestic market.

      Operating income in the copper segment increased from Rs. 2,223 million in the six-month period ended September 30, 2005 to Rs. 8,394 million ($182.7 million) in the six-month period ended September 30, 2006, an increase of Rs. 6,171 million, or 277.6%. This was achieved as a result of higher

TcRc rates, lower cost of production and higher sales volumes, as well as increased profitability from our captive copper mines due to higher copper LME prices. In particular:

•	TcRc rates increased from an average of 15.7¢/lb realized in the six-month period ended September 30, 2005 to an average of 37.1¢/lb realized in the six-month period ended September 30, 2006 as a result of favorable market conditions.

•	Cost of production, which consists of cost of smelting and refining costs, decreased from 6.5¢/lb in the six-month period ended September 30, 2005 to 5.2¢/lb in the six-month period ended September 30, 2006, due to improved productivity and improved by-product management together with the higher realization for free metal, partially offset by higher energy costs.

•	Higher copper LME prices contributed to increased profitability of our mining operations, which was partially offset by reduced production due to the closure of one of our two mines in Australia in July 2005.

          Zinc
      Net sales in the zinc segment increased from Rs. 12,153 million in the six-month period ended September 30, 2005 to Rs. 40,967 million ($891.6 million) in the six-month period ended September 30, 2006, an increase of Rs. 28,814 million, or 237.1%. This increase was primarily due to a 159.2% increase in the average zinc LME price, an 8.3% increase in sales volumes and sales of surplus zinc and lead concentrate between the six-month periods ended September 30, 2005 and 2006. Specifically:

•	The daily average zinc cash settlement prices on the LME increased from $1,286 per ton in the six-month period ended September 30, 2005 to $3,333 per ton in the six-month period ended September 30, 2006, an increase of 159.2%.

•	Zinc ingot production increased from 123,229 tons in the six-month period ended September 30, 2005 to 160,701 tons in the six-month period ended September 30, 2006, an increase of 30.4%, as a result of the progressive commissioning of HZL’s new 170,000 tpa hydrometallurgical zinc smelter at Chanderiya in May 2005. The new zinc smelter at Chanderiya produced 60,506 tons in the six-month period ended September 30, 2006 as compared to 21,164 tons of zinc in the six-month period ended September 30, 2005.

•	Zinc ingot sales increased from 148,233 tons in the six-month period ended September 30, 2005 to 160,567 tons in the six-month period ended September 30, 2006, an increase of 8.3%, enabled by higher production and strong market demand.

•	Zinc ingot sales in the domestic market decreased from 145,135 tons in the six-month period ended September 30, 2005 to 91,669 tons in the six-month period ended September 30, 2006, a decrease of 36.8%. This decrease is mainly due to lower consumption in the domestic market by end-users. Export sales increased from 3,098 tons in the six-month period ended September 30, 2005 to 68,898 tons in the six-month period ended September 30, 2006, an increase of 65,800 tons, due to lower consumption in the domestic market and development of new export markets.

•	HZL’s sales were augmented in the six-month period ended September 30, 2005 by the tolling of zinc concentrate. Our tolling arrangements involve sending surplus zinc concentrate from our mines to third party smelters who return the zinc metal post-conversion to us. We engage in tolling from time to time to take advantage of domestic demand. HZL tolled 25,582 tons of zinc in the six-month period ended September 30, 2005 and 251 tons the in six-month period ended September 30, 2006. The decrease in tolling was due to the increase in production from HZL’s new zinc smelter at Chanderiya.

•	HZL also sold surplus zinc concentrate of 27,614 dry metric tons, or dmt, in the six-month period ended September 30, 2005 and 146,047 dmt in the six-month period ended September 30, 2006. Lead concentrate sales were 29,573 dmt in the six-month period ended September 30, 2006 and none in the six-month period ended September 30, 2005.

•	Lead ingot production increased from 7,199 tons in the six-month period ended September 30, 2005 to 19,938 tons in the six-month period ended September 30, 2006, an increase of 177.0%, as a result of commissioning of our new lead smelter at Chanderiya. Sales of lead ingots increased from 10,690 tons in the six-month period ended September 30, 2005 to 19,924 tons in the six-month period ended September 30, 2006, an increase of 86.4%.
      Operating income in the zinc segment increased from Rs. 4,551 million in the six-month period ended September 30, 2005 to Rs. 30,427 million ($662.3 million) in the six-month period ended September 30, 2006, an increase of Rs. 25,876 million, or 568.6%. Operating margin increased from 37.4% in the six-month period ended September 30, 2005 to 74.3% in the six-month period ended September 30, 2006. Operating income and margin increased as a result of higher zinc LME prices and higher zinc ingot and zinc concentrate sales volumes, while cost of production remained higher due to high royalties which are LME-linked. Unit cost of production excluding royalties was $600 per ton in the six-month period ended September 30, 2006, which was marginally lower than the six-month period ended September 30, 2005 level of $608 per ton. The reduced cost of production was enabled by increased volumes, improved operating efficiencies and reduced raw material costs. Royalties, which are LME-linked, amounted to $238 per ton in the six-month period ended September 30, 2006 compared with $99 per ton in the six-month period ended September 30, 2005, leading to total unit costs of production at $838 per ton in the six-month period ended September 30, 2006 as against $707 per ton in the six-month period ended September 30, 2005.
          Aluminum
      Net sales in the aluminum segment increased from Rs. 4,969 million in the six-month period ended September 30, 2005 to Rs. 15,902 million ($346.1 million) in the six-month period ended September 30, 2006, an increase of Rs. 10,933 million, or 220.0%, due to an increase in sales volume by 119.3% and an increase in the average aluminum LME price by 41.7% between the six-month periods ended September 30, 2005 and 2006. Primary and contributing factors to the increase include the following:

•	Aluminum production increased from 63,286 tons in the six-month period ended September 30, 2005 to 135,985 tons in the six-month period ended September 30, 2006, an increase of 114.9%, as our new Korba smelter of 245,000 tpa commenced phased and progressive commissioning in the six-month period ended September 30, 2006. The new smelter at Korba produced 85,249 tons of aluminum in the six-month period ended September 30, 2006 as compared to 11,787 tons of aluminum in the six-month period ended September 30, 2005.

•	Aluminum sales increased from 60,245 tons in the six-month period ended September 30, 2005 to 132,096 tons in the six-month period ended September 30, 2006, an increase of 119.3%. Sales of aluminum ingots increased from 8,305 tons in the six-month period ended September 30, 2005 to 74,632 tons in the six-month period ended September 30, 2006, an increase of 798.6%, as production from the new Korba smelter was primarily sold in ingot form. Wire rod sales increased from 29,299 tons in the six-month period ended September 30, 2005 to 33,730 tons in the six-month period ended September 30, 2006, an increase of 15.1%. Rolled product sales increased from 22,641 tons in the six-month period ended September 30, 2005 to 23,734 tons in the six-month period ended September 30, 2006, an increase of 4.8%. The increases in sales of wire rods and rolled products reflect increased demand for these products, particularly in the electrical and construction sectors, and our focus on the sale of value-added products.

•	Aluminum sales in the domestic market increased from 59,696 tons in the six-month period ended September 30, 2005 to 100,839 tons the six-month period ended September 30, 2006, an increase of 68.9%, as a result of increased production from our new Korba smelter which was progressively getting commissioned. Our new Korba smelter was fully commissioned in November 2006.

•	We exported 31,257 tons of aluminum in the six-month period ended September 30, 2006 and 549 tons in the six-month period ended September 30, 2005. Our exports in the six-month period ended September 30, 2006 increased due to increased production as our new Korba smelter commenced phased and progressive commissioning, and as production continues to increase, we anticipate increased sales to the export markets. The remainder of our sales was to the domestic market where we are able to sell our products at a higher price.

•	The daily average aluminum cash settlement prices on the LME increased from $1,810 per ton in the six-month period ended September 30, 2005 to $2,565 per ton in the six-month period ended September 30, 2006, an increase of 41.7%.

      Operating income in the aluminum segment increased from Rs. 839 million in the six-month period ended September 30, 2005 to Rs. 3,972 million ($86.4 million) in the six-month period ended September 30, 2006, an increase of Rs. 3,133 million, or 373.4%. Operating margin improved from 16.9% in the six-month period ended September 30, 2005 to 25.0% in the six-month period ended September 30, 2006. Operating income and margin improvements were achieved due to higher sales volume and higher aluminum LME prices in the six-month period ended September 30, 2006, despite pressure in costs for the new Korba smelter due to higher prices of the alumina sourced from third party vendors as follows:

•	Cost of production of the existing smelter marginally increased from $1,551 per ton in the six-month period ended September 30, 2005 to $1,555 per ton in the six-month period ended September 30, 2006, an increase of 0.3%. In spite of a sharp increase in input costs, mainly carbon and fluoride, cost of production was steady primarily due to savings from improved operational efficiencies and a reduction in power generation costs.

•	Cost of production of the new smelter at Korba was $2,051 per ton in the six-month period ended September 30, 2006. Cost of production was higher than the existing smelter on account of high alumina prices as the new Korba smelter uses alumina sourced from external suppliers. Average cost of alumina per ton of aluminum was $1,239. Other manufacturing costs at the new Korba smelter was $812 per ton in the six-month period ended September 30, 2006 and were progressively reduced due to the increase in production volume and stabilization of operating parameters at the smelter despite the increase in carbon and fluoride costs.

          Corporate and Others
      Operating loss in our corporate and other business segment was Rs. 3 million in both the six-month periods ended September 30, 2005 and 2006. This was primarily related to general and administrative expenses of a paper company which never became operational and which we determined not to pursue further.
     Interest Income
      Interest income increased from Rs. 1,001 million in the six-month period ended September 30, 2005 to Rs. 2,096 million ($45.6 million) in the six-month period ended September 30, 2006, an increase of Rs. 1,095 million, or 109.4%, due to higher levels of term investments and deposits, primarily in zinc and copper business.
     Interest Expense
      Interest expense increased from Rs. 1,018 million in six-month period ended September 30, 2005 to Rs. 1,969 million ($42.9 million) in six-month period ended September 30, 2006, an increase of Rs. 951 million, or 93.4%. The increase in interest expense was due to the borrowing costs related to our capacity expansions at Korba, which had previously been capitalized, being charged to the income statement with the phased commissioning of the new Korba smelter and high working capital in our copper business due to higher LME prices.

     Income Taxes
      Income taxes increased from Rs. 1,308 million in the six-month period ended September 30, 2005 to Rs. 12,136 million ($264.1 million) in the six-month period ended September 30, 2006. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net loss of associate, was 17.2% in the six-month period ended September 30, 2005 and 28.3% in the six-month period ended September 30, 2006. The effective income tax rate was lower in the six-month period ended September 30, 2005 due to a credit of deferred tax resulting from a change in statutory tax rates from 36.6% to 33.7% in that period. A lower amount of tax exemptions available at our copper and zinc operations in India also increased the effective tax rates in the six-month period ended September 30, 2006 as not all increased profits were covered by tax exemptions.
     Minority Interests
      Minority interests as a percentage of net profits increased from 25.3% in the six-month period ended September 30, 2005 to 28.6% in the six-month period ended September 30, 2006. This increase was as a result of a change in the profit mix between subsidiaries, with a greater percentage of profits coming from our zinc business in the six-month period ended September 30, 2006.
     Equity in Net Loss of Associate, Net of Taxes
      Equity in net loss of associate was Rs. 98 million in the six-month period ended September 30, 2005 as compared to a net loss of Rs. 15 million ($0.3 million) in the six-month period ended September 30, 2006, which primarily related to foreign exchange loss and the interest income and expenditure on project funds temporarily deployed and being utilized in a phased manner on the Vedanta Alumina project.

Income from Divested Business, Net of Tax
      Income from divested business, net of tax decreased from Rs. 122 million in the six-month period ended September 30, 2005 to Rs. 86 million ($1.9 million) in the six-month period ended September 30, 2006, a decrease of Rs. 36 million, or 29.5%. This was due to the sale of our aluminum conductor business to Sterlite Optical Technologies Limited, or SOTL, a company owned and controlled by Volcan, for Rs. 1,485 million ($32.3 million) which was agreed upon on June 30, 2006. The sale of this non-core business was approved by our shareholders on September 30, 2006. The loss on account of this sale was Rs. 105 million $(2.3 million), which was recorded as an adjustment to additional paid-in capital in shareholders’ equity as this was a transaction between companies under common control.

Comparison of Years Ended March 31, 2005 and March 31, 2006

Net Sales, Other Operating Revenues and Operating Income

Consolidated
      Net sales increased from Rs. 66,643 million in fiscal 2005 to Rs. 122,791 million ($2,672.3 million) in fiscal 2006, an increase of Rs. 56,148 million, or 84.3%. Net sales increased primarily as a result of higher sales volumes, enabled by the commissioning of our new capacities at Tuticorin for copper smelting, at Korba for aluminum smelting and at Chanderiya for zinc smelting, and by higher metal prices. Our copper, zinc and aluminum businesses contributed 59.5%, 29.6% and 10.9% of our increase in net sales, respectively.
      Other operating revenues increased from Rs. 628 million in fiscal 2005 to Rs. 1,334 million ($29.0 million) in fiscal 2006, an increase of Rs. 706 million, or 112.4%. The increase was due to sales of surplus power by BALCO and HZL to SEBs, as the captive power plants for their respective Korba and Chanderiya expansions were completed and fully operational while the new smelters were still being ramped-up and did not use all of the available power capacity. These sales of surplus power were due to temporary situations that are not expected to occur in future periods as to these particular Korba and Chanderiya expansions, though similar situations may occur with respect to any of our future expansion projects as a result of captive power plants being completed in advance of the facilities for which they were built to provide power.
      Operating income increased from Rs. 11,396 million in fiscal 2005 to Rs. 31,131 million ($677.5 million) in fiscal 2006, an increase of Rs. 19,735 million, or 173.2%. The increase was primarily as a result of increased operating income in our zinc and copper businesses. Operating margin increased from 17.1% in fiscal 2005 to 25.4% in fiscal 2006 as a result of increased operating margins in all of our businesses, and particularly in our zinc business. Contributing factors to our consolidated operating income were as follows:

•	Cost of sales increased from Rs. 50,615 million in fiscal 2005 to Rs. 86,981 million ($1,892.9 million) in fiscal 2006, an increase of Rs. 36,366 million, or 71.8%. Cost of sales increased primarily in our copper business as we purchased significantly more copper concentrate to support the increased production at our Tuticorin smelter and as a result of higher copper concentrate prices. Cost of sales as a percentage of net sales, however, decreased from 75.9% in fiscal 2005 to 70.8% in fiscal 2006, primarily due to the increase in selling prices due to higher commodity prices relative to the cost of production, which was relatively unchanged except for the cost of copper concentrate.

•	Selling and distribution expenses increased from Rs. 1,428 million in fiscal 2005 to Rs. 2,117 million ($46.1 million) in fiscal 2006, an increase of Rs. 689 million, or 48.2%. This increase was due to increased sales volumes across all our businesses as most of the selling and distribution expenses are proportional to sales volume. As a percentage of net sales, however, selling and distribution expenses decreased from 2.1% in fiscal 2005 to 1.7% in fiscal 2006 as a result of higher metal prices.

•	General and administrative expenses increased from Rs. 2,370 million in fiscal 2005 to Rs. 2,596 million ($56.5 million) in fiscal 2006, an increase of Rs. 226 million, or 9.5%, and as a percentage of net sales decreased from 3.6% in fiscal 2005 to 2.1% in fiscal 2006. As these expenses are of a relatively fixed nature, as a percentage of net sales such expenses decreased between fiscal 2005 and fiscal 2006 as a result of the increase in net sales.

•	We incurred voluntary retirement scheme expenses in fiscal 2005 of Rs. 186 million for a voluntary retirement package offered to employees of HZL, with no voluntary retirement scheme expenses in fiscal 2006.

•	We recorded impairment of assets relating to certain plants, machinery and buildings as part of our annual impairment review and recognized an expense of Rs. 1,276 million in fiscal 2005. This expense consisted primarily of the impairment of the inactive assets of a paper company that we had previously invested in but which never became operational and which we determined not to pursue further. We intend to dispose of these assets and expect to realize their remaining net book value upon disposal. We had no impairment of assets charges in fiscal 2006.

•	In fiscal 2006, we reviewed the corporate guarantees we had given to certain banks in relation to debts of IFL, a company in which MALCO owns 38.8%. We also reviewed the investments in preference shares of and loans we provided to IFL. We recorded impairments of Rs. 240 million ($5.2 million) in relation to preference share investment, Rs. 276 million ($6.0 million) in relation to loans and Rs. 784 million ($17.1 million) in relation to corporate guarantees, totaling Rs. 1,300 million ($28.3 million).

•	Depreciation, depletion and amortization increased from Rs. 3,230 million in fiscal 2005 to Rs. 4,511 million ($98.2 million) in fiscal 2006, an increase of Rs. 1,281 million, or 39.7%. This increase related primarily to capitalization of our expanded capacities in our aluminum and zinc businesses.

Copper
      Net sales in the copper segment increased from Rs. 34,508 million in fiscal 2005 to Rs. 67,921 million ($1,478.1 million) in fiscal 2006, representing an increase of Rs. 33,413 million, or 96.8%. This increase was primarily due to a 58.0% increase in sales volume and a 36.7% increase in the average copper LME price between fiscal 2005 and 2006. Specifically:

•	Copper cathode production increased from 171,992 tons in fiscal 2005 to 273,048 tons in fiscal 2006, an increase of 58.8%, enabled by a capacity expansion at our Tuticorin facility which increased the smelter’s copper anode capacity from 180,000 tpa to 300,000 tpa and the addition of a refinery at our Tuticorin facility with a capacity of 120,000 tpa of copper cathode. Copper cathode sales increased from 48,476 tons in fiscal 2005 to 105,268 tons in fiscal 2006, an increase of 117.2%. Copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margin, we endeavor to sell as large a quantity of copper rods as possible.

•	Production of copper rods increased from 125,406 tons in fiscal 2005 to 166,497 tons in fiscal 2006, an increase of 32.8%. This resulted from the increase in our rod mill capacity at Tuticorin. Copper rod sales increased from 123,384 tons in fiscal 2005 to 166,356 tons in fiscal 2006, an increase of 34.8%. The increase in sales was due to our increase in production.

•	The daily average copper cash settlement prices on the LME increased from $2,999 per ton in fiscal 2005 to $4,099 per ton in fiscal 2006, an increase of 36.7%.

•	Sales of copper in the Indian market increased from 82,564 tons in fiscal 2005 to 106,270 tons in fiscal 2006, an increase of 28.7%, and our exports increased from 89,296 tons in fiscal 2005 to 165,354 tons in fiscal 2006, an increase of 85.2%. In the domestic market, we increased our market share from 38% in fiscal 2005 to 43% in fiscal 2006 for primary copper due to our increased production levels enabling us to fill much of the increased market demand. Our increase in exports was enabled by our increased production levels, and growth in nearby export markets. While we endeavor to sell as large a quantity of our products as possible domestically, our domestic sales as a percentage of total sales declined between fiscal 2005 and fiscal 2006 as our production volume increased more rapidly than demand in the domestic market.

      Operating income in the copper segment increased from Rs. 2,440 million in fiscal 2005 to Rs. 7,659 million ($166.7 million) in fiscal 2006, an increase of Rs. 5,219 million, or 213.9%. This was achieved as a result of higher sales volume, higher TcRc rates and lower cost of production, as well as increased profitability from our captive copper mines due to higher copper LME prices. In particular:

•	TcRc rates increased from an average of 8.6¢/lb realized in fiscal 2005 to an average of 23.1¢/lb realized in fiscal 2006 as a result of favorable market conditions.

•	Cost of production, which consists of cost of smelting and refining costs, decreased from 7.1¢/lb in fiscal 2005 to 6.1¢/lb in fiscal 2006, due to higher volumes and improved realization of by-products, partially offset by higher energy costs.

•	Higher copper LME prices contributed to increased profitability of our mining operations, which was partially offset by reduced production due to the closure of one of our two mines in Australia in July 2005.

Zinc
      Net sales in the zinc segment increased from Rs. 21,967 million in fiscal 2005 to Rs. 38,573 million ($839.5 million) in fiscal 2006, an increase of Rs. 16,606 million, or 75.6%. This increase was primarily due to a 45.7% increase in the average zinc LME price and an 11.7% increase in sales volumes between fiscal 2005 and fiscal 2006. Specifically:

•	The daily average zinc cash settlement prices on the LME increased from $1,108 per ton in fiscal 2005 to $1,614 per ton in fiscal 2006, an increase of 45.7%.

•	Zinc ingot production increased from 212,445 tons in fiscal 2005 to 283,698 tons in fiscal 2006, an increase of 33.5%, as a result of the commissioning of HZL’s new 170,000 tpa hydrometallurgical zinc smelter at Chanderiya in May 2005. The new zinc smelter at Chanderiya produced 71,049 tons of zinc in fiscal 2006.

•	Zinc ingot sales increased from 288,866 tons in fiscal 2005 to 322,744 tons (including 1,030 tons capitalized) in fiscal 2006, an increase of 11.7%, enabled by higher production and strong market demand.

•	Zinc ingot sales in the domestic market increased from 266,586 tons in fiscal 2005 to 309,128 tons in fiscal 2006, an increase of 16.0%, enabling an increase of HZL’s domestic market share from 71% in fiscal 2005 to 73% in fiscal 2006. Export sales decreased from 22,280 tons in fiscal 2005 to 13,616 tons in fiscal 2006, a decrease of 38.9%, due to increased sales in the domestic market as a result of higher demand.

•	HZL’s domestic sales were augmented by the tolling of zinc concentrate. Our tolling arrangements involve sending surplus zinc concentrate from our mines to third party smelters who return the zinc metal post- conversion to us. We engage in tolling from time to time to take advantage of domestic demand. HZL tolled 53,479 tons of zinc in fiscal 2005 and 34,890 tons in fiscal 2006. The decrease in tolling was due to the increase in production from HZL’s new zinc smelter at Chanderiya.

•	HZL also sold surplus zinc concentrate of 57,699 dmt in fiscal 2005 and 194,704 dmt in fiscal 2006. Lead concentrate sales were 52,039 dmt in fiscal 2005 and none in fiscal 2006.

•	Lead ingot production increased from 15,727 tons in fiscal 2005 to 23,636 tons in fiscal 2006, an increase of 50.3%. Sales of lead ingots increased from 14,622 tons in fiscal 2005 to 26,928 tons in fiscal 2006, an increase of 84.2%. The sales were higher than production as we sold our lead ingot inventory remaining from the previous fiscal year.
      Operating income in the zinc segment increased from Rs. 8,309 million in fiscal 2005 to Rs. 21,287 million ($463.3 million) in fiscal 2006, an increase of Rs. 12,978 million, or 156.2%. Operating margin increased from 37.8% in fiscal 2005 to 55.2% in fiscal 2006. Operating income and margin increased as a result of higher zinc ingot and zinc concentrate sales volumes and higher zinc LME prices, while cost of production remained stable. Unit cost of production was $691 per ton in fiscal 2006, which was marginally lower than the fiscal 2005 level of $695 per ton. The reduced cost of production was enabled by increased volumes, improved operating efficiencies and reduced raw material costs, primarily metcoke and thermal coal. This was partially offset by higher zinc LME-linked royalties which adversely impacted cost of production by $35 per ton.

Aluminum
      Net sales in the aluminum segment increased from Rs. 10,168 million in fiscal 2005 to Rs. 16,297 million ($354.7 million) in fiscal 2006, an increase of Rs. 6,129 million, or 60.3%, due to an increase in sales volume by 71.0% and an increase in the average aluminum LME price by 14.0% between fiscal 2005 and fiscal 2006. Primary and contributing factors to the increase include the following:

•	Aluminum production increased from 100,272 tons in fiscal 2005 to 173,743 tons in fiscal 2006, an increase of 73.3%, as our new Korba smelter of 245,000 tpa commenced phased commissioning in fiscal 2006. The new smelter at Korba produced 69,014 tons of aluminum in fiscal 2006. The existing smelter production increased from 100,272 tons in fiscal 2005 to 104,729 tons in fiscal 2006, an increase of 4.4% achieved through improved operational efficiencies.

•	Aluminum sales increased from 100,142 tons in fiscal 2005 to 171,206 tons (including 13,588 tons capitalized) in fiscal 2006, an increase of 71.0%. Sales of aluminum ingots increased from 8,625 tons in fiscal 2005 to 57,100 tons in fiscal 2006, an increase of 562.0%, as production from the new Korba smelter was primarily sold in ingot form. Wire rod sales increased from 48,183 tons in fiscal 2005 to 64,499 tons in fiscal 2006, an increase of 33.9%. Rolled product sales increased from 43,334 tons in fiscal 2005 to 49,607 tons in fiscal 2006, an increase of 14.5%. The increases in sales of wire rods and rolled products reflect increased demand for these products in the domestic market, particularly in the electrical and construction sectors, and our increased focus on the sale of value-added products.

•	We exported 12,418 tons of aluminum in fiscal 2006 and none in fiscal 2005. Our exports in fiscal 2006 were due to increased production as our new Korba smelter commenced phased commissioning, and as production continues to increase, we anticipate increased sales to the export markets. The remainder of our sales were to the domestic market where we are able to sell our products at a higher price.

•	The daily average aluminum cash settlement prices on the LME increased from $1,779 per ton in fiscal 2005 to $2,028 per ton in fiscal 2006, an increase of 14.0%.
      Operating income in the aluminum segment increased from Rs. 1,824 million in fiscal 2005 to Rs. 3,496 million ($76.1 million) in fiscal 2006, an increase of Rs. 1,672 million, or 91.7%. Operating margin improved from 17.9% in fiscal 2005 to 21.5% in fiscal 2006. Operating income and margin improvements were achieved due to higher sales volume and higher aluminum LME prices in fiscal 2006, which offset increases in the cost of production as follows:

•	Cost of production of the existing smelter increased from $1,347 per ton in fiscal 2005 to $1,497 per ton in fiscal 2006, an increase of 11.1%. Cost of production increased on account of higher power cost due to a change in coal mix to higher-priced imported coal as well due to higher coal prices generally. Starting April 1, 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, including BALCO, except utilities, forcing BALCO to utilize higher-priced imported coal and increasing its total power generation costs. The cost of some of the other key raw materials also increased, in particular caustic soda, fluoride and carbon.

•	Cost of production of the new smelter at Korba was $2,045 per ton in fiscal 2006. Cost of production was higher than the existing smelter on account of high alumina prices as the new Korba smelter uses alumina sourced from external suppliers. Average cost of alumina per ton of aluminum was $1,160. Other manufacturing costs at the new Korba smelter were progressively reduced during fiscal 2006 due to the increase in production volume, stabilization of operating parameters at the smelter and the addition of the new 540 MW captive power plant, though the increase in the cost of coal has increased the cost of production at the new Korba smelter.

Corporate and Others
      Operating loss in our corporate and other business segment increased from Rs. 1,177 million in fiscal 2005 to Rs. 1,311 million ($28.6 million) in fiscal 2006. Operating loss in fiscal 2006 was due to impairment of investment, loans and guarantees of Rs. 1,300 million pertaining to IFL, while operating loss in fiscal 2005 was due to impairment of Rs. 1,056 million of the inactive assets of a paper company that we had previously invested in but which never became operational and which we determined not to pursue further.

Interest Income
      Interest income increased from Rs. 2,179 million in fiscal 2005 to Rs. 2,414 million ($52.5 million) in fiscal 2006, an increase of Rs. 235 million, or 10.8%, due to higher levels of term deposits and investments.

Interest Expense
      Interest expense increased from Rs. 1,962 million in fiscal 2005 to Rs. 3,238 million ($70.5 million) in fiscal 2006, an increase of Rs. 1,276 million, or 65.0%. The increase in interest expense was due to the borrowing costs related to our capacity expansions at Korba and Chanderiya, which had previously been capitalized, being charged to the income statement with the partial commissioning of the new Korba smelter and the full commissioning of the new Chanderiya smelter in fiscal 2006.

Income Taxes
      Income taxes increased from Rs. 3,505 million in fiscal 2005 to Rs. 9,005 million ($196.0 million) in fiscal 2006. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net loss of associate, was 30.2% in fiscal 2005 and 29.7% in fiscal 2006. During this period, the statutory corporate tax rate decreased from 36.6% in fiscal 2005 to 33.7% in fiscal 2006, a decrease of 2.9%. Disallowed expenses towards impairment of assets, guarantees, impairment of investments and loans in fiscal 2005 and fiscal 2006 also increased the effective tax rate. Though the amount of disallowed expenses did not change much, its impact was lower in fiscal 2006 due to increased profits. A lower amount of tax exemptions available at our copper and zinc operations in India also increased the effective tax rates as not all increased profits were covered by tax exemptions.

Minority Interests
      Minority interests as a percentage of net income from continuing operations decreased from 34.1% in fiscal 2005 to 28.5% in fiscal 2006. This decrease was as a result of a change in the profit mix between subsidiaries, with a greater percentage of profits coming from our wholly-owned copper business in fiscal 2006.

Equity in Net Loss of Associate, Net of Taxes
      Equity in net loss of associate was none in fiscal 2005 as compared to a net loss of Rs. 99 million ($2.1 million) in fiscal 2006, which was related to foreign exchange loss and the interest income and expenditure on the project funds temporarily deployed pending utilization on the project for Vedanta Alumina.

Income from Divested Business, Net of Tax
      Income from divested business, net of tax increased from Rs. 222 million in fiscal 2005 to Rs. 369 million ($8.1 million) in fiscal 2006, an increase of Rs. 147 million, or 66.2%. This increase was primarily attributable to increased operational efficiencies and higher realization for the aluminum conductor division, which was sold on June 30, 2006 to SOTL for Rs. 1,485 million ($32.3 million).

Comparison of Years Ended March 31, 2004 and March 31, 2005

Net Sales, Other Operating Revenues and Operating Income

Consolidated
      Net sales increased from Rs. 53,476 million in fiscal 2004 to Rs. 66,643 million in fiscal 2005, an increase of Rs. 13,167 million, or 24.6%. Net sales increased as a result of price increases in all of our major businesses and volume increases in the zinc business, partially offset by the effects of a reduction in the import tariff, the removal of the SAD and appreciation of the Indian Rupee against the US dollar.
      Other operating revenues decreased from Rs. 679 million in fiscal 2004 to Rs. 628 million in fiscal 2005, a decrease of Rs. 51 million, or 7.5%. This was primarily a result of a decrease in income from the sale of excess power in fiscal 2005 at BALCO resulting from increased power consumption as production was ramped-up at the new Korba smelter.

      Operating income increased from Rs. 10,501 million in fiscal 2004 to Rs. 11,396 million in fiscal 2005, an increase of Rs. 895 million, or 8.5%. The increase was attributable to increased sales volume in the zinc segment and higher metal prices. Operating margin decreased from 19.6% in fiscal 2004 to 17.1% in fiscal 2005 largely as a result of asset impairment and voluntary retirement scheme expenses. Contributing factors to our consolidated operating income were as follows:

•	Cost of sales increased from Rs. 39,194 million in fiscal 2004 to Rs. 50,615 million in fiscal 2005, an increase of Rs. 11,421 million, or 29.1%. Cost of sales increased primarily in the copper segment as a result of higher copper concentrate prices in fiscal 2005 as compared to fiscal 2004. Cost of sales in the zinc segment also increased as a result of increased cost of production. As a result, cost of sales as a percentage of net sales increased from 73.3% in fiscal 2004 to 75.9% in fiscal 2005.

•	Selling and distribution expenses increased from Rs. 1,392 million in fiscal 2004 to Rs. 1,428 million in fiscal 2005, an increase of Rs. 36 million, or 2.6%. This increase was due to increased sales volumes across all our businesses as most of the selling and distribution expenses are proportional to sales volume. However, as a percentage of net sales, they decreased from 2.6% in fiscal 2004 to 2.1% in fiscal 2005 as a result of higher metal prices.

•	General and administrative expenses decreased from Rs. 2,457 million in fiscal 2004 to Rs. 2,370 million in fiscal 2005, a decrease of Rs. 87 million, or 3.5%, and as a percentage of net sales, they decreased from 4.6% in fiscal 2004 to 3.6% in fiscal 2005. As these expenses are of a relatively fixed nature, such expenses decreased as a percentage of net sales between fiscal 2005 and fiscal 2006 as a result of the increase in net sales.

•	We incurred voluntary retirement scheme expenses of Rs. 611 million in fiscal 2004, comprising a Rs. 583 million package offered to employees of BALCO and Rs. 28 million to employees of HZL. In fiscal 2005, we incurred Rs. 186 million for a voluntary retirement package offered to employees of HZL.

•	We recorded asset impairments relating to certain plants, machinery and buildings as part of our annual impairment review and recognized an expense of Rs. 1,276 million in fiscal 2005. This expense consisted primarily of the impairment of the inactive assets of a paper company that we had previously invested in but which never became operational and which we determined not to pursue further. We intend to dispose of these assets and expect to realize their remaining net book value upon disposal. We had no asset impairment charges in fiscal 2004.

•	Depreciation, depletion and amortization increased from Rs. 3,032 million in fiscal 2004 to Rs. 3,230 million in fiscal 2005, an increase of Rs. 198 million, or 6.5%. This increase primarily related to the partial capitalization of capital expenditures for capacity expansions in our zinc business.

Copper
      Net sales in the copper segment increased from Rs. 27,046 million in fiscal 2004 to Rs. 34,508 million in fiscal 2005, an increase of Rs. 7,462 million, or 27.6%. This increase was primarily due to higher copper LME prices in fiscal 2005 as compared to fiscal 2004, partially offset by a reduction in sales volumes in fiscal 2005. There was a reduction in the premium over LME prices on domestic sales due to the change in customs duties on imports in July 2004 and further in March 2005. The removal of the 4% SAD in January 2004 adversely impacted our results of operations for all of fiscal 2005, as compared to only the last three months of fiscal 2004. Other factors which contributed to our net sales during the period include the following:

•	Copper cathode production decreased from 178,654 tons in fiscal 2004 to 171,992 tons in fiscal 2005, a decrease of 3.7%. This decrease was due to lower production in the first quarter of fiscal 2005 at the Tuticorin smelter as a result of a planned shutdown of 20 days after 24 months of operation. Copper cathode sales decreased from 57,802 tons in fiscal 2004 to 48,476 tons in fiscal 2005, a decrease of 16.1% as a result of lower production.

•	Production of higher margin copper rods increased slightly from 122,713 tons in fiscal 2004 to 125,406 tons in fiscal 2005, an increase of 2.2%. Copper rod sales increased marginally from 121,200 tons in fiscal 2004 to 123,384 tons in fiscal 2005, an increase of 1.8%.

•	The daily average copper cash settlement prices on the LME increased from $2,051 per ton in fiscal 2004 to $2,999 per ton in fiscal 2005, an increase of 46.2%.

•	Sales of copper in the domestic market decreased from 94,708 tons in fiscal 2004 to 82,564 tons in fiscal 2005, a decrease of 12.8%, while our exports increased from 84,294 tons in fiscal 2004 to 89,296 tons in fiscal 2005, an increase of 5.9%. Sales in the domestic market decreased due to a reduction of demand for primary copper as a result of an increase in duty free imports from Sri Lanka and other neighboring countries under free trade agreements.
      Operating income in the copper segment decreased from Rs. 2,853 million in fiscal 2004 to Rs. 2,440 million in fiscal 2005, a decrease of Rs. 413 million, or 14.5%. The decrease in operating income was mainly attributable to lower volumes, reduction in import tariffs and export incentives, an appreciation of the Indian Rupee against the US dollar and impairment of assets of Rs. 220 million, partially offset by increase in profitability of our Australian mining operations due to an increase in copper LME price and lower cost of production. This was partially offset by a reduction in the cost of production. In particular:

•	TcRc rates marginally decreased from an average of 8.8¢/lb realized in fiscal 2004 to an average of 8.6¢/lb realized in fiscal 2005 due to adverse market conditions in the first half of fiscal 2005 where we realized TcRc of 6.6¢/lb and then improved in the second half of fiscal 2005.

•	Cost of production decreased from 7.8¢/lb in fiscal 2004 to 7.1¢/lb in fiscal 2005 due to better recovery of metal and improved by-product management, notably with respect to sulphuric acid.

Zinc
      Net sales in the zinc segment increased from Rs. 18,213 million in fiscal 2004 to Rs. 21,967 million in fiscal 2005, an increase of Rs. 3,754 million, or 20.6%. This increase was due to a 23.1% increase in average zinc LME prices and an 11.5% increase in sales volume between fiscal 2004 and fiscal 2005. This was partially offset by reduced premiums to the LME prices as a result of lower tariff rates on both zinc and lead. Specifically:

•	The daily average zinc cash settlement prices on the LME increased from $900 per ton in fiscal 2004 to $1,108 per ton in fiscal 2005, an increase of 23.1%.

•	Zinc ingot production reduced marginally from 220,664 tons in fiscal 2004 to 212,445 tons in fiscal 2005, a decrease of 3.7%. This was due to inconsistent qualities of metcoke, caused by short supply, which adversely impacted the production process at HZL’s Chanderiya pyrometallurgical smelter.

•	Zinc ingot sales increased from 259,130 tons in fiscal 2004 to 288,866 tons in fiscal 2005, an increase of 11.5%, due to liquidation of inventory and tolling of zinc concentrates notwithstanding the reduced production.

•	Zinc ingot sales in the domestic market increased from 253,529 tons in fiscal 2004 to 266,586 tons in fiscal 2005, an increase of 5.1%, enabling an increase of HZL’s domestic market share from 62.4% in fiscal 2004 to 70.6% in fiscal 2005. Export sales increased from 5,601 tons in fiscal 2004 to 22,280 tons in fiscal 2005, an increase of 16,679 tons, as we focused on developing the export market for HZL’s zinc products since we expected HZL’s production capacity to increase more rapidly than the demand in the domestic market starting in fiscal 2006 when HZL’s new Chanderiya smelter commenced production.

•	HZL’s sales were augmented by the tolling of zinc concentrate. HZL tolled 40,562 tons of zinc in fiscal 2004 and 53,479 tons in 2005. The increase in tolling was as a result of the increase in production capacity of HZL’s Rampura Agucha mine ahead of the commissioning of the new

Chanderiya hydrometallurgical smelter, which resulted in excess zinc concentrate production, and also as a result of our advantage of increased domestic demand for zinc.

•	HZL also sold surplus zinc concentrate of 145,714 dmt in fiscal 2004 and 57,699 dmt in fiscal 2005. Lead concentrate sales were 10,293 dmt in fiscal 2004 and 52,039 dmt in fiscal 2005.

•	Lead ingot production was 25,089 tons in fiscal 2004 and 15,727 tons in fiscal 2005, a decrease of 37.3%. Sales of lead ingots were 25,489 tons in fiscal 2004 and 14,622 tons in fiscal 2005, a decrease of 42.6% as a majority of the lead produced in fiscal 2005 was consumed internally for making anodes for HZL’s new Chanderiya hydrometallurgical smelter.

      Operating income in the zinc segment increased from Rs. 7,097 million in fiscal 2004 to Rs. 8,309 million in fiscal 2005, an increase of Rs. 1,212 million, or 17.1%. The increase in operating income was due to increased zinc prices, partially offset by increases in the cost of production and reduction of tariffs on zinc and lead. Cost of production of zinc increased from $571 per ton in fiscal 2004 to $695 per ton in fiscal 2005, an increase of 21.7%. The increase was largely due to an increase in the prices of metcoke by almost 100%, which affected the cost of production at the pyrometallurgical smelter at Chanderiya, and increased energy costs and royalty costs linked to zinc LME prices. The increases in cost of production, voluntary retirement scheme expenses and reduced tariffs resulted in the operating margin declining from 39.0% in fiscal 2004 to 37.8% in fiscal 2005.

Aluminum
      Net sales in the aluminum segment increased from Rs. 8,217 million in fiscal 2004 to Rs. 10,168 million in fiscal 2005, an increase of Rs. 1,951 million, or 23.7%. This increase was due to higher LME prices and a marginal increase in sales volume, partially offset by the reduction in the premium over LME prices as a result of removal of the 4% SAD in January 2004, which adversely impacted our results of operations for the entire fiscal 2005, as compared to only three months at the end of fiscal 2004. Primary contributing factors to the increase include:

•	Aluminum production increased from 97,023 tons in fiscal 2004 to 100,272 tons in fiscal 2005, an increase of 3.3%. The introduction of a fifth boiler at the 270 MW captive power plant at BALCO allowed more stable power output with fewer interruptions in power supply, which together with better control of management processes helped to increase output.

•	Aluminum sales increased from 96,835 tons in fiscal 2004 to 100,142 tons in fiscal 2005, an increase of 3.4%. Sales of aluminum ingots decreased from 13,232 tons in fiscal 2004 to 8,625 tons in fiscal 2005, while wire rods remained largely the same and rolled products increased from 35,093 tons in fiscal 2004 to 43,334 tons in fiscal 2005. The increase in sales of rolled products was achieved as a result of the commissioning by BALCO of a new cold rolling facility of 36,000 tpa during the end of fiscal 2004.

•	The daily average aluminum cash settlement prices on the LME increased from $1,496 per ton in fiscal 2004 to $1,779 per ton in fiscal 2005, an increase of 18.9%.
      Operating income in the aluminum segment increased from Rs. 591 million in fiscal 2004 to Rs. 1,824 million in fiscal 2005, an increase of Rs. 1,233 million, or 208.6%. Operating margin also improved from 7.2% in fiscal 2004 to 17.9% in fiscal 2005. The increases were due to higher aluminum LME prices and a marginal increase in sales volume, which were partially offset by a reduction in the premium over LME prices that could be realized on sales as a result of a lowering of tariffs, increases in the cost of production and no voluntary retirement scheme expenses in fiscal 2005 as compared to fiscal 2004 where voluntary retirement scheme expenses were Rs. 583 million. Cost of production increased from $1,239 per ton in fiscal 2004 to $1,347 per ton in fiscal 2005, an increase of 8.7%, primarily due to the increased prices of all key inputs, particularly petroleum products, non-coking coal and caustic soda.

Corporate and Others
      Operating loss increased from Rs. 40 million in fiscal 2004 to Rs. 1,177 million in fiscal 2005. Operating loss in fiscal 2005 was due to impairment of assets.

Interest Income
      Interest income increased from Rs. 1,609 million in fiscal 2004 to Rs. 2,179 million in fiscal 2005, an increase of 35.4%. This increase was due to the interest earned on funds borrowed to finance expansion projects but before making disbursements towards such projects.

Interest Expense
      Interest expense decreased slightly from Rs. 1,969 million in fiscal 2004 to Rs. 1,962 million in fiscal 2005, a decrease of Rs. 7 million.

Income Taxes
      Income taxes increased from Rs. 2,974 million in fiscal 2004 to Rs. 3,505 million in fiscal 2005. Our effective income tax rate, calculated as income taxes owed divided by our income before income taxes, minority interests and equity in net loss of associate, was 29.3% in fiscal 2004 and 30.2% in fiscal 2005, a moderate increase of 0.9%, primarily as a result of increase in the statutory corporate tax rate from 35.9% in fiscal 2004 to 36.6% in fiscal 2005. Credits to income tax provisions based on completed tax assessments decreased the effective tax rate in fiscal 2004. A lower tax charge in our Australian operations on account of reversal of valuation allowance and higher non-taxable income decreased the tax charge in fiscal 2005.

Minority Interests
      Minority interests as a percentage of net income from continuing operations increased from 32.8% in fiscal 2004 to 34.1% in fiscal 2005 as a result of a change in the profit mix with a higher share of profits coming from our aluminum business in which the minority interest is 49.0%.

Income from Divested Business, Net of Tax
      Income from divested business, net of tax increased from Rs. 203 million in fiscal 2004 to Rs. 222 million in fiscal 2005, an increase of Rs. 19 million, or 9.4%. This increase was attributable to higher realization for the aluminum conductor division, which was sold on June 30, 2006 to SOTL for Rs. 1,485 million ($32.3 million).
Liquidity and Capital Resources

Capital Requirements
      Our principal financing requirements primarily include:

•	capital expenditures, towards expansion of capacities in existing businesses including modernization of facilities;

•	consolidation of our ownership in our various subsidiaries, including acquisition of the Government of India’s residual ownership interest in HZL;

•	the establishment of our planned commercial power generation business; and

•	acquisitions of complementary businesses that we determine to be attractive opportunities.
      We continue to consider increasing capacities of our existing businesses through greenfield and brownfield projects and through acquisitions as one of our major growth strategies. Historically, funding of this strategy came from cash flows from existing operations, external financing sources and our shareholders in the form of contributions to our share capital. We intend to finance acquisitions and our capital expenditures in the future through cash flow generated by our business, as well as external debt, and from the proceeds of this offering.
      Our business is heavily dependent on plant and machinery for the production of our copper, zinc and aluminum products, as well as investments in our mining operations and our planned commercial power generation business. Investments to maintain and expand production facilities are, accordingly, an important priority and have a significant effect on our cash flows and future results of operations. We spent Rs. 15,172 million in fiscal 2004, Rs. 34,175 million in fiscal 2005 and Rs. 10,248 million ($223.0 million) in fiscal 2006, largely on our capacity expansion projects at Korba, Chanderiya and Tuticorin, and Rs. 5,298 million ($115.3 million) in the six-month period ended September 30, 2006, largely on our capacity expansion projects to add a second new zinc smelter at Chanderiya and to increase copper production capacity at Tuticorin to 400,000 tpa. In fiscal 2007 and 2008, we expect capital expenditures of approximately Rs. 13,782 million ($300.0 million) for the expansion of our zinc business through the construction of a new 170,000 tpa zinc smelter and associated power plant at Chanderiya and Rs. 7,770 million ($169.1 million) to implement a number of capacity enhancements and improvements in operational efficiencies at HZL’s Chanderiya and Debari zinc smelters for increasing HZL’s total production capacity of zinc smelting by 88,000 tpa and to construct a new 80 MW thermal coal-based captive power plant at HZL’s Zawar mine and add additional mining equipment at HZL’s Rampura Agucha mine. We also plan to spend Rs. 4,000 million ($87.1 million) for HZL to set up two wind power plants with a combined capacity of up to 75 MW in a phased manner during the second half of fiscal 2007 and fiscal 2008. In fiscal 2007 and 2008, we expect capital expenditures of approximately Rs. 13,782 million ($300.0 million) for the expansion of our zinc business. Further, we currently expect capital expenditures of approximately Rs. 87,305 million ($1,900.0 million) over the next four years by our wholly-owned subsidiary Sterlite Energy for the first phase, totaling 2,400 MW, of a planned thermal coal-based power facility and, subject to the outcome of feasibility studies and the approval of BALCO’s lenders, its board of directors and shareholders, including the specific consent of the Government of India, and the amendment of its memorandum of association, Rs. 50,000 million ($1,088.1 million) over a period of time not yet determinable by BALCO to build a thermal coal-based 1,200 MW power facility, both as part of our plan to develop a commercial power generation business. We plan to finance our capital expenditures out of our cash flows from operations and financing activities, including the proceeds of this offering. Our failure to make planned expenditures could adversely affect our ability to maintain or enhance our competitive position and develop higher margin products.
      Consistent with our strategy to consolidate our ownership interests in our key subsidiaries, and assuming the Government of India does not exercise its right prior to the exercise of our call option to sell its remaining ownership interest in HZL through a public offer, which it is reportedly taking steps towards making, we intend to exercise our call option to acquire the Government of India’s 29.5% ownership interest in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees). See “Business — Options to Increase Interests in HZL and BALCO” for more information. The option value will be the fair market value determined by an independent appraiser, and will entail significant capital requirements. In fiscal 2004, we acquired an additional 18.9% shareholding in HZL at a purchase consideration of Rs. 3,239 million from the Government of India through the exercise of our call option.
      We have consistently paid dividends and have increased dividends declared from Rs. 215 million for fiscal 2004 to Rs. 330 million for fiscal 2005 and Rs. 698 million ($15.2 million) for fiscal 2006. On November 15, 2005, our board of directors declared an interim dividend of Rs. 4 per equity share, with a record date of December 7, 2006, which would amount to a payment of Rs. 2,547 million ($55.4 million), including dividend distribution tax.

Capital Resources
      We plan to finance our capital requirements through a mix of cash flows from operating and financing activities. Historically, our major sources of cash have been cash provided by operations and external debt, and we expect that these sources will continue to be our principal sources of cash in the next few years.

Accordingly, in addition to the proceeds from this offering, we intend to continue to rely primarily on cash provided by operations and borrowings to meet our working capital and other capital requirements. We do not depend on off-balance sheet financing arrangements.

Net Cash Provided by Operating Activities
      Net cash provided by continuing operating activities was Rs. 19,595 million ($426.4 million) in fiscal 2006 compared to Rs. 6,075 million in fiscal 2005 and Rs. 6,205 million in fiscal 2004. Cash used in operating activities was Rs. 11,032 million in the six-month period ended September 30, 2005 while cash provided by operating activities was Rs. 859 million ($18.7 million) in the six-month period ended September 30, 2006. Cash generation increased in fiscal 2006 primarily on account of higher operating income across all our businesses, with our zinc business accounting for a substantial portion of this increase. The cash used in operating assets and liabilities in fiscal 2006 was Rs. 8,731 million ($190.0 million), of which Rs. 5,919 million ($128.8 million) was towards short-term investments and deposits. Cash used for working capital purposes was Rs. 2,812 million ($61.2 million) in fiscal 2006, which consisted of an increase in accounts receivables, other current and non-current assets, and inventories which were partially offset by an increase in accounts payable and accrued expenses and other current and non-current liabilities. For fiscal 2005, cash used in operating assets and liabilities was Rs. 7,397 million, of which Rs. 4,885 million was towards short-term investments and deposits, and Rs. 2,512 million was cash used for working capital purposes. The increase in working capital was primarily due to an expansion in the volume of our business through capacity expansions and also due to substantial increases in prices across all our products for fiscal 2005. For fiscal 2004, cash used in operating assets and liabilities was Rs. 4,624 million, consisting of an increase in short-term investments and deposits of Rs. 9,371 million, partially offset by an increase in cash from working capital of Rs. 4,747 million primarily as a result of an increase in accounts payable for our copper business in India.
      The cash used in operating assets and liabilities in the six-month period ended September 30, 2005 was Rs. 11,032 million ($240.1 million), of which Rs. 9,399 million ($204.6 million) was towards short-term investments and deposits. Cash used for working capital purposes was Rs. 9,662 million in the six-month period ended September 30, 2005, which consisted of an increase in accounts receivables, other current and non-current assets, and inventories, which were partially offset by an increase in accounts payable and accrued expenses and other current and non-current liabilities. The cash provided by operating assets and liabilities in the six-month period ended September 30, 2006 was Rs. 859 million ($18.7 million), of which Rs. 22,117 million ($481.3 million) was towards short-term investments and deposits. Cash used for working capital purposes was Rs. 11,618 million ($252.8 million) in the six-month period ended September 30, 2006, which consisted of an increase in accounts receivables, other current and non-current assets and inventories, which were partially offset by an increase in accounts payable and accrued expenses and other current and non-current liabilities.

Net Cash Provided by or Used in Investing Activities
      Net cash used in investing activities was Rs. 18,356 million in fiscal 2004, Rs. 21,391 million in fiscal 2005, Rs. 16,676 million ($362.9 million) in fiscal 2006, Rs. 6,914 million in the six-month period ended September 30, 2005 and Rs. 5,195 million ($113.1 million) in the six-month period ended September 30, 2006. The major part of the cash used in investing activities for fiscal 2004, 2005 and 2006 was towards our three expansion projects across our copper, aluminum and zinc businesses where we spent Rs. 27,141 million ($590.7 million) towards BALCO’s new aluminum smelter and captive power plant and Rs. 14,084 million ($306.5 million) towards HZL’s Chanderiya smelter and captive power plant and Rampura Agucha expansion. We spent Rs. 3,931 million ($85.5 million) towards our Tuticorin expansion project. We also used cash to meet ongoing maintenance capital expenditure requirements.
      In fiscal 2006, we spent Rs. 15,919 million ($346.4 million) on capital expenditures, mainly on BALCO’s expansion program. In fiscal 2005, we spent Rs. 22,225 million on capital expenditures which included the capital expenditures at HZL as well as BALCO. In fiscal 2004, we spent Rs. 14,374 million on capital expenditures at BALCO, HZL and Tuticorin. In fiscal 2004, we also spent Rs. 3,239 million on acquisition of an 18.9% minority interest in HZL from the Government of India and Rs. 485 million on acquisition of the minority interest in SOVL to make SOVL our wholly-owned subsidiary. In the six-month period ended September 30, 2005, we spent Rs. 7,094 million primarily on BALCO’s expansion program. In the six-month period ended September 30, 2006, we spent Rs. 5,298 million ($115.3 million) largely on our capacity expansion projects to add a second new zinc smelter at Chanderiya and to increase copper production capacity at Tuticorin to 400,000 tpa.

Net Cash Provided by or Used in Financing Activities
      Net cash provided by financing activities was Rs. 375 million ($8.2 million) in fiscal 2006, primarily as a result of an increase in debt of Rs. 1,056 million ($23.0 million), partially offset by payment of dividends of Rs. 672 million ($14.6 million). In fiscal 2005, net cash provided by financing activities was Rs. 17,321 million, which consisted primarily of Rs. 19,723 million in proceeds from the issuance of additional equity shares to existing shareholders in a rights issue in September 2004, partially offset by reduction in debt of Rs. 1,870 million and payment of dividends of Rs. 539 million. In fiscal 2004, net cash provided by financing activities was Rs. 13,084 million, which was primarily as a result of an increase in short-term and long-term debt.
      Net cash provided by financing activities was Rs. 12,868 million in the six-month period ended September 30, 2005 primarily as a result of an increase in debt of Rs. 13,566 million, partially offset by payment of dividends of Rs. 671 million. Net cash used in financing activities was Rs. 3,262 million ($71.0 million) in the six-month period ended September 30, 2006 primarily as a result of an decrease in debt of Rs. 2,008 million ($43.7 million) and payment of dividends of Rs. 1,291 million ($26.5 million).
      Besides existing facilities, we had undrawn facilities in excess of Rs. 39,325 million ($855.8 million) available to us as of September 30, 2006.
      We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds.
      We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as Credit Rating Information Services of India Limited, or CRISIL, and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.
Outstanding Loans
      The principal loans held by us and our subsidiaries, and the amounts outstanding thereunder, as of September 30, 2006 were as follows:

$92.6 million Term Facility Agreement dated March 22, 2006 between Sterlite as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as mandated lead arrangers
      On March 22, 2006, we entered into a $92.6 million term facility agreement with ICICI Bank Limited, Singapore Branch, Calyon and Standard Chartered Bank as the mandated lead arrangers, Standard Chartered Bank as agent and Calyon, Standard Chartered Bank, ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch, ICICI Bank Limited, Hong Kong Branch, as lenders, pursuant to which the lenders agreed to lend us an aggregate amount equivalent to $92.6 million under:

•	a $67.6 million Japanese Yen term loan facility repayable in full on June 5, 2007 for the purpose of repaying all amounts outstanding under a $67.6 million facility agreement dated June 3, 2004; and

•	a $25 million Japanese Yen term loan facility repayable in full on September 24, 2008 for the purpose of repaying all amounts outstanding under a $25 million facility agreement dated September 1, 2003.
      The rate of interest payable is JPY LIBOR plus 0.435% per annum and any applicable mandatory costs, which are in addition to the interest rate to compensate the lenders for the cost of compliance with the requirements of the Financial Services Authority or any replacement authority and the requirements of the European Central Bank, to be calculated based on an agreed upon formula. The interest period for this loan is one, two, three or six months or such other period as the we and lenders may agree. We are currently paying interest on a six-month basis under this loan.
      The amount due under this facility as of September 30, 2006 was Rs. 4,238 million ($92.2 million), and there is no available capacity under this facility for us to borrow any additional amount.
      Under this facility, we are subject to financial covenants as to interest coverage (the ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to gross interest expense), leverage (the ratio of total liabilities to tangible net worth), debt service (the ratio of EBITDA to debt service), tangible net worth, which may at no time be less than Rs. 35,790 million ($778.9 million), and gearing (the ratio of total secured debt to tangible net worth). As of March 31, 2006, we were in compliance with all of these covenants.

Japanese Yen 3,570 million and $19.65 million Term Loan Facilities Agreement dated September 19, 2005 between Sterlite as borrower and ICICI Bank Limited and Sumitomo Mitsui Banking Corporation and DBS Bank Ltd as lenders
      On September 19, 2005, we entered into a term loan facilities agreement with DBS Bank Ltd, ICICI Bank Limited, Singapore Branch and Sumitomo Mitsui Banking Corporation as mandated lead arrangers, DBS Bank Ltd as agent, Sumitomo Mitsui Banking Corporation, Singapore Branch, DBS Bank Ltd, ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Offshore Banking Unit, Manama, Bahrain, and ICICI Bank Limited, Offshore Banking Unit, SEEPZ, Mumbai, as lenders, pursuant to which the lenders agreed to lend us Japanese Yen 3,570 million under a Japanese Yen term loan facility and $19.65 million under a US dollars term loan facility for the purpose of refinancing the principal amount outstanding under a term loan facilities agreement dated August 7, 2002. The loan is repayable in five equal semi-annual installments with one installment falling due on each of August 19, 2006, February 19, 2007, August 19, 2007, February 19, 2008 and August 19, 2008. The rate of interest payable on the Japanese Yen facility is JPY LIBOR plus 42 basis points and the rate of interest payable on the US dollar facility is LIBOR plus 42 basis points. The interest period for this loan is as selected by us. We are currently paying interest on a six-month basis under this loan.
      The amount due under this facility as of September 30, 2006 was Rs. 1,814 million ($39.5 million), and there is no available capacity under this facility for us to borrow any additional amount.
      Under this facility, we are subject to financial covenants as to tangible net worth, which may at no time be less than Rs. 30,000 million ($652.9 million), leverage (the ratio of total liabilities to tangible net worth), gearing (the ratio of total secured borrowings to tangible net worth), interest coverage (the ratio of EBITDA to net interest expense) and the ratio of EBITDA to the sum of the current portion of long-term debt and net interest expense. As of March 31, 2006, we were in compliance with all of these covenants.

$125 million syndicated Term Loan Facility Agreement dated July 29, 2005 between HZL as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Ltd, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Ltd., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Ltd., Chiao Tung Bank Co., Ltd., The International Commercial Bank of China Co. Ltd., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Ltd. as lenders
      On July 29, 2005, HZL entered into a $125 million term facility agreement with ABN AMRO Bank N.V., Calyon and Standard Chartered Bank as lead arrangers, ABN AMRO Bank N.V. as agent and a syndicate of 19 banks as lenders, pursuant to which the lenders agreed to lend HZL an aggregate of $125 million under a $30 million term loan tranche A facility repayable on November 24, 2006, a $65 million term loan tranche B facility repayable on November 24, 2008 and a $30 million term loan tranche C facility repayable on November 24, 2010 for the purpose of refinancing the principal amount outstanding under two facility agreements dated March 31, 2003 and June 25, 2003. The rates of interest payable under the tranche A facility, tranche B facility and tranche C facility are LIBOR plus 0.40%, 0.60% and 0.85%, respectively, per annum and any applicable mandatory costs, which are in addition to the interest rate to compensate the lenders for the cost of compliance with the requirements of the Financial Services Authority or any replacement authority and the requirements of the European Central Bank, to be calculated based on an agreed upon formula. The interest period for this loan is one, two, three or six months or such other period as HZL and lenders may agree. HZL is currently paying interest on a monthly basis under this loan.
      The amount due under this facility as of September 30, 2006 was Rs. 5,745 million ($125.0 million), and there is no available capacity under this facility for HZL to borrow any additional amount. HZL has given notice under the loan that it intends to prepay the loan in full on November 24, 2006.
      Under this facility, HZL is subject to financial covenants as to interest coverage (the ratio of earnings before interest and taxes, or EBIT, to interest payable), leverage (the ratio of total debt to EBITDA), debt service (the ratio of EBITDA to debt service), tangible net worth, which may at no time be less than Rs. 16,000 million ($348.2 million), and gearing (the ratio of total debt to tangible net worth). As of March 31, 2006, HZL was in compliance with all of these covenants.

$50 million Facility Agreement dated November 8, 2004 between BALCO as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders
      On November 8, 2004, BALCO entered into a $50 million facility agreement with ICICI Bank Limited, Singapore Branch as agent and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch, and ICICI Bank Limited, Offshore Banking Unit as lenders, pursuant to which the lenders agreed to make available to BALCO a US dollar trade credit facility up to an aggregate of $50 million repayable 35 months after the date of the first drawdown, for the purpose of payment for the import of capital goods by BALCO. The rate of interest payable is LIBOR plus 0.50%. The interest period under the loan is six months.
      The amount due under this facility as of September 30, 2006 was Rs. 1,531 million ($33.3 million), and there is no available capacity under this facility for BALCO to borrow any additional amount.
      Under this facility, BALCO is subject to financial covenants as to ratio of total debt to tangible net worth, interest coverage (the ratio of EBITDA to gross interest), asset coverage (the ratio of the aggregate value of the gross fixed assets and capital work in progress as reduced by accumulated depreciation, including unprovided depreciation if any, to all financial indebtedness having a first pari passu charge over the fixed assets of BALCO), debt service coverage (the ratio of EBITDA less tax to gross interest and current portion of long term debt), tangible net worth, which may at no time be less than Rs. 10,000 million ($217.6 million), and gearing (the ratio of total debt to tangible net worth). As of March 31, 2006, BALCO was in compliance with all of these covenants.

$50 million Facility Agreement dated November 10, 2004 between BALCO as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders
      On November 10, 2004, BALCO entered into a $50 million facility agreement with ICICI Bank Limited, Singapore Branch as agent and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch, and ICICI Bank Limited, Offshore Banking Unit as lenders, pursuant to which the lenders agreed to make available to BALCO a US dollar trade credit facility up to an aggregate of $50 million repayable on March 31, 2007, for the purpose of payment for the import of capital goods by BALCO. The rate of interest payable is LIBOR plus 0.50%. The interest period under the loan is six months.
      The amount due under this facility as of September 30, 2006 was Rs. 2,166 million ($47.1 million), and there is no available capacity under this facility for BALCO to borrow any additional amount.
      Under this facility, BALCO is subject to financial covenants as to ratio of total debt to tangible net worth, interest coverage (the ratio of EBITDA to gross interest), asset coverage (the ratio of the aggregate value of the gross fixed assets and capital work in progress as reduced by accumulated depreciation, including unprovided depreciation if any, to all financial indebtedness having a first pari passu charge over the fixed assets of BALCO), debt service coverage (the ratio of EBITDA less tax to gross interest and current portion of long term debt), tangible net worth, which may at no time be less than Rs. 10,000 million ($217.6 million), and gearing (the ratio of total debt to tangible net worth). As of March 31, 2006, BALCO was in compliance with all of these covenants.

Rs. 10,000 million Rupee term Facility agreement dated September 16, 2003 between BALCO as borrower and ABN AMRO Bank N.V., Corporation Bank, Housing Development Finance Corporation Limited, Oriental Bank of Commerce, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, Syndicate Bank, The Federal Bank Limited, The Jammu & Kashmir Bank Limited, The Karnataka Bank Limited, The Karun Vysya Bank limited, The Laxmi Vilas Bank Limited, UCO Bank and Vijaya Bank as lenders
      On September 16, 2003, BALCO entered into a Rs 10,000 million term facility agreement with ABN AMRO Securities (India) Private Limited as arranger, IL & FS Trust Company Limited as agent and a syndicate of 18 banks as lenders pursuant to which the lenders agreed to lend BALCO an aggregate of Rs. 10,000 million under a Rupee term loan facility repayable in 12 quarterly installments beginning January 2007. Interest under the loan is payable monthly at a rate of 7.75%.
      The amount due under this facility as of September 30, 2006 was Rs. 8,850 million ($192.6 million), and there is no available capacity under this facility for BALCO to borrow any additional amount.
      Under this facility, BALCO is subject to financial covenants as to ratio of total debt to tangible net worth, interest coverage (the ratio of EBITDA to gross interest), asset coverage (the ratio of the aggregate of the assets consisting of net block, investments as increased by capital work in progress to loans secured by such assets from time to time), debt service coverage (the ratio of EBITDA less tax to interest and current portion of long term debt) and gearing (the ratio of total debt to tangible net worth). As of March 31, 2006, BALCO was in compliance with all of these covenants.

Rs. 7,000 million Rupee term facility agreement dated August 18, 2004 between BALCO as borrower and Union Bank of India, Export Import Bank of India, UCO Bank, State Bank of Travancore, State Bank of Hyderabad, State Bank of Saurashtra, State Bank of Patiala and State Bank of Indore as lenders
      On August 18, 2004, BALCO entered into a Rs. 7,000 million term facility agreement with ABN AMRO Securities (India) Private Limited as arranger, Union Bank of India and Export Import Bank of India as joint lead managers, IL & FS Trust Company Limited as agent and a syndicate of eight banks as lenders pursuant to which the lenders agreed to lend BALCO an aggregate of Rs. 7,000 million under a Rupee term loan facility repayable in eight quarterly installments beginning May 2009. Interest under the loan is payable monthly at a rate of 6.64%.
      The amount due under this facility as of September 30, 2006 was Rs.5,904 million ($128.5 million), and there is no available capacity under this facility for BALCO to borrow an additional amount.
      Under this facility, BALCO is subject to financial covenants as to ratio of total debt to tangible net worth, interest coverage (the ratio of EBITDA), asset coverage (the ratio of the aggregate of the assets consisting of net block, investments as increased by capital work in progress to loans secured by such assets from time to time), debt service coverage (the ratio of EBITDA less tax to interest and current portion of long term debt) and gearing (the ratio of total debt to tangible net worth). As of March 31, 2006, BALCO was in compliance with all of these covenants.
Export Obligations
      We have export obligations of Rs. 42,305 million ($920.7 million) over the next eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If we are unable to meet these obligations, the liability would be Rs. 6,081 million ($132.2 million), reduced in proportion to actual exports. We do not anticipate any liability on these obligations and hence have not recorded any liability in our consolidated financial statements.
Guarantees and Put Option
      We have given the following guarantees:

•	Guarantees on the issuance of customs duty bonds amounting to Rs. 255 million ($5.5 million) for import of capital equipment at concessional rates of duty. The obligations under the bonds have been fulfilled and procedural formalities are yet to be completed by the authorities for releasing the bonds. We do not anticipate any liability on these guarantees.

•	Guarantees on behalf of IFL against its loan obligations to the extent of Rs. 1,820 million ($39.6 million) and the outstanding amounts against these guarantees as of September 30, 2006 is Rs. 1,659 million ($36.1 million). For loan obligations of Rs. 1,270 million ($27.6 million) of IFL guaranteed by us, we have also granted a put option to a bank under which the bank may require us to purchase the loan from the bank in lieu of looking to the guarantee. We would have a liability under these guarantees and the put option in the event IFL fails to fulfill its loan obligations. The maximum potential amount of future payments which we would be required to pay is Rs. 1,659 million ($36.1 million) as of September 30, 2006. We reviewed our liabilities under the guarantees and put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees and put option as of September 30, 2006 was Rs. 875 million ($19.0 million). As a result, we recognized a liability of Rs. 784 million ($17.1 million) for the guarantees and put option in fiscal 2006. We did not deem a further provision during the six-month period ended September 30, 2006 necessary.

•	Corporate guarantee on behalf of MALCO for obtaining credit facilities from various banks to the extent of Rs. 800 million ($17.4 million). MALCO in turn has issued a corporate guarantee with us as the beneficiary in the event of any default by MALCO in fulfilling its obligations to the banks. As of September 30, 2006, MALCO had completed all its obligations under the guarantee and hence we have determined that no liability will arise for us.

•	Corporate guarantee of Rs. 3,000 million ($65.5 million) on behalf of Vedanta Alumina for obtaining credit facilities. We also issued a corporate guarantee of Rs. 1,428 million ($31.1 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods scheme enacted by the Government of India and Rs. 46 million ($1.0 million) for raw material imports. Vedanta Alumina is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which we will be liable to pay the dues to the Government of India. With respect to the corporate guarantee of Rs. 1,474 million ($32.1 million), Vedanta Alumina has issued a counter guarantee to us indemnifying us for any liability on such guarantee. Vedanta Alumina is still in its development stage and is expected to commence its operational activities in fiscal 2007, after which it is expected to start fulfilling its obligations under this scheme. As of September 30, 2006, we determined that we have no liability on either of these corporate guarantees.

•	Bank guarantee of AUD 5.0 million (Rs. 171 million or $3.7 million) in favor of the Ministry for Economic Development, Energy and Resources of Australia as a security against rehabilitation liability on behalf of CMT. This liability is fully recognized in our consolidated financial statements. This bank guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($7.0 million). We do not anticipate any liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 3.5 million (Rs. 119 million or $2.6 million) in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in our consolidated financial statements. We do not anticipate any liability on these guarantees.

•	Corporate guarantees on behalf of CMT, in August 2006, amounting to Rs. 1,378 million ($30 million) for obtaining credit facilities from certain banks. We do not anticipate any liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 71 million ($1.5 million) as of September 30, 2006. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. We do not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of September 30, 2006 was Rs. 607 million ($13.2 million). We have also issued bank guarantees in the normal course of business for an aggregate value of Rs. 784 million ($17.1 million) for litigations, against provisional valuation and for other liabilities. We do not anticipate any liability on these guarantees.

      Our outstanding guarantees and put option cover obligations aggregating Rs. 9,393 million ($204.4 million) as of September 30, 2006, the liabilities for which have not been recorded in our consolidated financial statements.
Contractual Obligations
      The following table sets out our total future commitments to settle contractual obligations as of March 31, 2006:

	Payment Due by Period

									More than
	Total		Less than 1 Year		1-3 Years		3-5 Years		5 Years

	(in millions)
Bank loans and borrowings	Rs. 34,627	$778.5	Rs. 4,390	$98.7	Rs. 19,156	$430.7	Rs. 10,199	$229.3	Rs. 882	$19.8
Capital commitments	6,304	141.7	6,304	141.7	—	—	—	—	—	—

Total	Rs. 40,931	$920.2	Rs. 10,694	$240.4	Rs. 19,156	$430.7	Rs. 10,199	$229.3	Rs. 882	$19.8

      Our total future commitments to settle contractual obligations as of September 30, 2006 were Rs. 41,683 million ($907.1 million), representing a Rs. 752 million ($16.4 million) increase as compared to our total future commitments to settle contractual obligations as of March 31, 2006.

      We also have commitments to purchase copper concentrate for our copper custom smelting operations. These commitments are based on future copper LME prices which are not ascertainable as of the date of this prospectus.
Off-Balance Sheet Arrangements
      In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 16,022 million ($348.7 million) as of March 31, 2006. Details of our guarantees are set out in “— Guarantees and Put Option.” Details of our capital commitments and contingencies are as follows:
     Capital Commitments
      We have a number of continuing operational and financial commitments in the normal course of business, including completion of the construction and expansion of certain assets. Significant capital commitments as of March 31, 2006 amounted to Rs. 6,304 million ($137.2 million). These commitments related primarily to capacity expansion projects through both the construction of new facilities and expansion of existing facilities.

Contingencies
      We are from time to time subject to litigation and other legal proceedings. Certain of our operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by us as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized, and in the event these disputes are not resolved in our favor, the tax consequences may be reflected in the tax year allowed by the income tax authorities and are therefore timing differences. Most of these disputes and disallowances, being repetitive in nature, have been raised by the department consistently in most of the years. We have a right of appeal to the High Court or the Supreme Court of India against adverse initial assessments by the appellate authorities for matters involving questions of law. The tax authorities have similar rights of appeal. The total claims related to these tax liabilities is Rs. 2,186 million ($47.6 million) of which Rs. 1,609 million ($35.0 million) has been recorded as current liabilities as of March 31, 2006.
      The approximate claims by third party claimants amounted to Rs. 1,853 million ($40.3 million) as of March 31, 2006, of which Rs. 73 million ($1.6 million) has been recorded as current liabilities.
      We intend to vigorously defend these claims as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of our management, after taking appropriate legal advice, that the resolution of these actions will not have a material adverse effect, if any, on our business, financial condition or results of operations. Therefore, we have not recorded any additional liability in relation to litigation matters in the accompanying consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Qualitative Analysis

Currency Risk
      The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar. This table illustrates the effect of a 10% movement in exchange rates between these currencies on our operating income for fiscal 2006.

10% movement in currency	For Rs./US$		For AUD/US$

	(in millions)
Copper	Rs.744	$16.7	Rs.324	$7.3
Zinc	2,798	62.9	—	—
Aluminum	1,250	28.1	—	—

Total	Rs.4,792	$107.7	Rs.324	$7.3

      We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically all exposures for maturity of less than two years are managed using simple instruments such as forward contracts. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian dollars, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.
      Hedging activities in India are governed by the RBI with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.
      We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.

Interest Rate Risk
      Our short-term debt is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
      Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.
      We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes. This table illustrates the impact of a 0.5% to 2.0% movement in interest rates on interest payable on loans for fiscal 2006.

	US Dollar		Indian Rupee
Movement in interest rates	Interest Rates		Interest Rates		Total

	(in millions)
0.5%	Rs. 83	$1.8	Rs. 80	$1.7	Rs. 163	$3.5
1.0%	166	3.6	159	3.5	325	7.1
2.0%	333	7.2	318	6.9	651	14.2

Commodity Price Risk
      We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year and almost always less than two years.
      Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact on the effectiveness with which we manage commodity price risk.
      We have in the past held or issued derivative instruments such forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.
      This table illustrates the impact of a $100 movement in LME prices based on fiscal 2006 volumes, costs and exchange rates and provides the estimated impact on operating income assuming all other variables remain constant.

$100 movement in LME price	Change in Operating Income

	(in millions)
Copper	Rs. 151	$3.3
Zinc	1,832	39.9
Aluminum	829	18.0

Total	Rs. 2,812	$61.2

                  Quantitative Analysis
      The fair value of our open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and current financial liabilities is as follows:

	March 31,

	2005		2006		2006

	Asset	Liability	Asset	Liability	Asset	Liability

	(in millions)
Cash Flow Hedge:
Commodity contracts	Rs.—	Rs.—	Rs.103	Rs.325	$2.2	$7.1
Forward foreign currency contracts	—	—	—	18	—	0.4
Interest rate swap (floating to fixed)	—	—	41	—	0.9	—
Fair Value Hedge:
Commodity contracts	—	—	434	197	9.4	4.3
Forward foreign currency contracts	—	—	44	13	1.0	0.3
Other	—	—	48	—	1.0	—
Non-qualifying Hedges:
Commodity contracts	45	268	1,033	997	22.5	21.7
Forward foreign currency contracts	2	795	103	451	2.2	9.8
Interest rate swap	6	—	—	—	—	—
Other	—	15	—	21	—	0.5

Fair value	Rs.53	Rs.1,078	Rs.1,806	Rs.2,022	$39.3	$44.0

Recently Issued Accounting Pronouncements

Financial Accounting Standards Board, or FASB Staff Position, or FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”
      In March 2004, the Emerging Issue Task Force, or EITF, issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments in debt and equity securities. In September 2004, the FASB issued FSP on EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1,” which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued.
      In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” revising the recognition and measurement provisions of EITF Issue No. 03-1. This FSP clarified and reaffirmed existing guidance as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Certain disclosures about unrealized losses on available-for-sale debt and equity securities that have not been recognized as other-than-temporary impairments are required under the FSP. The FSP is effective for fiscal years beginning after December 15, 2005. The adoption of the FSP did not have a significant impact on our financial position, operating results or cash flows.

SFAS No. 154, “Accounting Changes and Error Corrections — replacement of APB Opinion No. 20 and FASB Statement No. 3”
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of the Accounting Principles Board, or APB, Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 generally requires retroactive application to prior periods’ financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. The statement applied to us beginning January 1, 2006 and did not have a material impact on our financial position, operating results or cash flows.

EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”
      In June 2005, the EITF reached a consensus on Issue No. 05-6, or EITF No. 05-6, determining the amortization period for leasehold improvements. EITF No. 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF No. 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. We do not expect the adoption of EITF No. 05-6 to have a material effect on our results of operations or financial condition.

Financial Accounting Interpretations 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, “Accounting for Income Taxes” (FIN 48)”
      In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, “Accounting for Income Taxes” (FIN 48),” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires us to recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of this statement is not expected to have a material impact on our consolidated financial position or results of operations.

SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140”
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140,” which eliminates the exemption from applying SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to interests on securitized financial assets so that similar instruments are accounted for similarly regardless of form. The statement allows the election of a fair value measurement at acquisition, at issuance or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. The statement applies to all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of this statement to have a material effect on our results of operations or financial condition.

SFAS No. 157, “Fair Value Measurements”
      In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Our management is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on our financial reporting and disclosures.

SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS No. 87, 88, 106 and 132(R)”
      In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS Nos. 87, 88, 106 and 132(R),” which requires recognition of a net liability or asset to report the funded status of defined benefit pension and other postretirement plans on the balance sheet and recognition (as a component of other comprehensive income) of changes in the funded status in the year in which the changes occur. SFAS No. 158 also requires measurement of a plan’s assets and obligations as of the balance sheet date and additional annual disclosures in the notes to the financial statements. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006 while the requirement to measure the plan’s assets and obligations as of the balance sheet is effective for fiscal years ending after December 15, 2008. Our management is currently evaluating the impact that adoption of SFAS No. 158 will have on our financial reporting and disclosures.

Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”
      In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. We do not expect the adoption of SAB No. 108 to have a material effect on our consolidated financial position or results of operations.

OVERVIEW OF INDUSTRIES
      Unless otherwise indicated, all data relating to the copper, zinc and aluminum industries contained in this prospectus is primarily derived from Brook Hunt, CRISIL Research & Information Services Ltd., or CRIS INFAC, and other industry sources.
      Unless otherwise indicated, all financial and statistical data relating to the power industry in India in the following discussion is derived from the Ministry of Power’s Annual Report (2004-05 & 2005-06), the Central Electricity Authority’s General Review (2004-2005), and the Ministry of Power website (last updated on July 31, 2006). The data may have been re-classified for the purpose of presentation. Unless otherwise indicated, the data presented excludes captive power generation capacity and captive power generation. The term “units” as used herein refers to kilowatt-hours (kWh).
Copper Industry

Global Copper Market

Background
      Copper is a non-magnetic, reddish-colored metal with a high electrical and thermal conductivity (among pure metals at room temperature, only silver has a higher electrical conductivity), tensile strength and resistance to corrosion.
      Copper consumption has three main product groups: copper rods, copper alloy products and other copper products. Over the last ten years, the predominant intermediate use of copper has been the production of copper rods, which accounted for approximately half of total copper production in 2005. Copper rods are used in wire and cable products such as energy cables, building wires and magnet wires. Copper alloy products were the next largest users of copper in 2005, followed by other copper products, which include non-electrical applications such as tubes for air conditioners and refrigerators, foils for printed circuit boards and other industrial and consumer applications.
      In the copper market in the western world in 2004, the construction segment accounted for 37% of copper consumption, followed by the electronic products segment (26%), the industrial machinery segment (15%), the transportation equipment segment (11%) and the consumer products segment (11%). In the Indian copper market in fiscal 2005, the building and construction segment accounted for only 7% of copper consumption, while the electrical and electronic products segment accounted for 57%, the consumer and general products segment for 20%, the general engineering segment for 9% and the transportation equipment segment for 7%, according to “Copper Update — May 2006,” a publication of CRIS INFAC. In addition to direct applications, copper is also used in a number of alloys, including brass (copper and zinc), bronze (copper and tin), nickel silver, phosphor bronze and aluminum bronze.
      The copper industry has three broad categories of producers:

•	Miners, which mine the copper ore and produce copper concentrate;

•	Custom smelters, which smelt and refine copper concentrate to produce copper metal; and

•	Integrated producers, which mine copper ore from captive mines and produce copper metal either through smelting and refining or through leaching.

Copper Consumption
      Global copper consumption increased from 15.5 million tons in 2003 to 17.0 million tons in 2004, an increase of 9.7%, and then decreased to 16.9 million tons in 2005. The 0.6% decrease from 2004 to 2005 was primarily due to copper users drawing down their existing inventories instead of making new purchases. Growth in consumption is expected to resume in 2006 with an increase to 17.7 million tons, or 4.8%, over the 2005 consumption, driven mainly by demand from the construction and power sectors.

      Asia (including the Middle East), Western Europe and North America together account for nearly 85% of global copper consumption. Europe and North America accounted for over 60% of copper consumption during the 1980s, but strong growth in Asia, led by China and Japan, has since significantly changed global consumption patterns. With a compound annual growth rate of 7.3% between 2003 and 2005, Asia has been the fastest growing copper market in the world. Strong growth in Asia (including the Middle East) is expected to continue over the next five years.
      The following table sets forth the regional consumption pattern of refined copper from 2003 to 2006 (estimated):

	Year Ended December 31,

	2003		2004		2005		2006(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
Rest of Asia(2)	3,959	25.5%	4,269	25.1%	4,195	24.9%	4,248	24.0%
China	3,020	19.4	3,565	21.0	3,815	22.6	3,975	22.5
Western Europe	3,716	23.9	3,796	22.3	3,559	21.1	3,809	21.6
North America	2,497	16.1	2,737	16.1	2,549	15.1	2,630	14.9
CEE and CIS(3)	840	5.4	1,001	5.9	1,066	6.3	1,210	6.8
Latin America	837	5.4	909	5.4	939	5.6	978	5.5
India	319	2.0	342	2.0	396	2.3	435	2.5
Africa	172	1.1	196	1.2	205	1.2	232	1.3
Oceania	184	1.2	169	1.0	155	0.9	156	0.9

Total	15,544	100.0%	16,984	100.0%	16,879	100.0%	17,672	100.0%

Notes:

(1)	Estimated.
(2)	Rest of Asia is Asia excluding China and India but including the Middle East.
(3)	Central and Eastern Europe and Commonwealth of Independent States.
Source: Brook Hunt, September 2006.

Copper Supply
      Global mine production is the principal source of copper, with scrap recycling accounting for only a minor part of the aggregate supplies. The five largest copper mining countries are Chile (36.1%), the United States (7.8%), Indonesia (7.1%), Peru (6.6%) and Australia (6.0%), which together accounted for approximately 63.6% of the total copper mined worldwide in 2005. Approximately two-thirds of global copper mine production is integrated, with the remainder sold in the custom smelting market. The five largest copper mining companies are Corporación Nacional del Cobre, Chile, or Codelco, the BHP Billiton Group, the Phelps Dodge Corporation, or Phelps Dodge, Rio Tinto plc and Grupo México SA de CV, or Grupo Mexico.
      The major custom smelting locations include China (15.2%), Chile (12.6%), Japan (10.7%), the Russian Federation (5.9%) and Germany (4.3%), which together accounted for 48.7% of global production and thus are major importers of copper concentrate in 2005. The five largest copper producing countries are Chile (17.1%), China (16.0%), Japan (8.4%), the United States (7.5%) and the Russian Federation (5.6%), which together accounted for about 54.6% of the total copper produced worldwide in 2005. The five largest copper smelting companies are Codelco, Grupo Mexico, KGHM Polska Miedz, Mitsubishi Materials Corporation and Nippon Mining & Metals Co., Ltd while the five largest copper refining companies are Codelco, Phelps Dodge, Grupo Mexico, KGHM Polska Miedz and Norddeutsche Affinerie AG.
      Global copper production increased from 15.3 million tons in 2003 to 15.9 million tons in 2004, an increase of 3.9%, and then further increased to 16.7 million tons in 2005, an increase of 5.0% over 2004.

Global copper production lagged behind global copper consumption during all three years. Asian markets witnessed a supply deficit of 2.5 million tons in 2005, a significant proportion of which occurred in China.
      The following table sets forth the regional production pattern of refined copper from 2003 to 2006 (estimated):

	Year Ended December 31,

	2003		2004		2005		2006(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
Latin America	3,920	25.7%	3,968	24.9%	3,985	24.0%	4,005	22.5%
Rest of Asia(2)	2,630	17.2	2,569	16.1	2,770	16.7	3,077	17.3
China	1,836	12.0	2,199	13.8	2,600	15.7	3,040	17.1
CEE and CIS(3)	1,968	12.9	2,108	13.2	2,145	12.9	2,156	12.1
North America	1,762	11.5	1,845	11.6	1,771	10.7	1,866	10.5
India	386	2.5	420	2.6	504	3.0	647	3.6
Western Europe	1,821	11.9	1,817	11.4	1,841	11.1	1,886	10.6
Africa	464	3.1	516	3.2	511	3.1	612	3.5
Australia	489	3.2	504	3.2	460	2.8	489	2.8

Production Total	15,276	100.0%	15,946	100.0%	16,587	100.0%	17,778	100.0%

Market Driven Adjustment(4)	—		—		—		(171)

Total	15,276		15,946		16,587		17,607

Notes:

(1)	Estimated.
(2)	Rest of Asia is Asia excluding China and India but including the Middle East.
(3)	Central and Eastern Europe and Commonwealth of Independent States.
(4)	Market driven adjustment is an allowance for strikes and production disruptions.
Source: Brook Hunt, September 2006.

Pricing
      Copper is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. The following table sets forth the movement in copper prices from 1996 to 2005:

	Year Ended December 31,

Copper Prices	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

	($ per ton, except percentages)
LME Cash Price	$2,290	$2,276	$1,653	$1,574	$1,814	$1,578	$1,558	$1,780	$2,868	$3,684
% Change		(0.6)%	(27.4)%	(4.8)%	15.2%	(13.0)%	(1.3)%	14.2%	61.1%	28.5%

Source: LME.
     For custom smelters, TcRc rates have a significant impact on profitability as prices for copper concentrate are equal to the LME price net of TcRc and prices of copper finished products are equal to the LME price plus a premium. A significant proportion of concentrates are sold under frame contracts and TcRc is negotiated annually. The TcRc rates are influenced by the demand-supply situation in the concentrate market, prevailing and forecasted LME prices and mining and freight costs.

      The following table sets forth the movement in copper TcRc from 1996 to 2005:

	Year Ended December 31,

Copper TcRc	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

	(¢/lb, except percentages)
TcRc	24.5	28.2	23.6	15.3	15.9	17.4	15.5	13.9	13.0	29.6
% Change		15.1%	(16.3)%	(35.2)%	3.9%	9.4%	(10.9)%	(10.3)%	(6.5)%	127.7%

Source: Brook Hunt, September 2006.

Indian Copper Market

Background
      The Indian copper industry consists primarily of custom smelters as there are limited copper deposits in the country. The available deposits are owned by the government-owned Hindustan Copper, which was the only producer in India until 1995. Since then, the industry has transformed significantly with our entry and the entry of Birla Copper, now owned by Hindalco. We, together with Hindalco, accounted for 84% of the primary market share by volume in fiscal 2006. Over the last ten years, industry capacity in India has grown nearly 18 times from a modest 47,500 tons in fiscal 1996 to 847,500 tons in fiscal 2006, according to CRIS INFAC’s “Copper Update — May 2006.”

Consumption Pattern
      From 2000 to 2004, consumption in the Indian primary copper market increased at a compound annual growth rate of 5.6%, which was lower than the growth rates in prior periods as a result of a sharp decline in demand for jelly filled telecom cables, the largest use of copper in India. Decreased demand for jelly filled telecom cables was driven by increased penetration by the cellular telecommunications industry as well as a decrease in optic fiber prices. This led to reduced demand from government-owned purchasers, impacting copper consumption growth adversely. However, supported by strong growth in other user segments such as winding wires, power cables and other applications, industry demand is expected to rebound. The total domestic demand for primary copper increased from 342,000 tons in 2004 to 396,000 tons in 2005, an increase of 15.8%.

Pricing and Tariff
      Indian copper prices track global prices as the metal is priced on the basis of landed costs of imported metal. Copper imports in India are currently subject to a customs duty of 7.5% and an additional surcharge of 2.0% of the customs duty. The customs duty has been reduced in a series of steps from 25.0% in 2003 to 7.5% in the recent Indian Union Budget of 2006. Indian producers are also able to charge a regional premium, which is market driven.

Market Outlook

Global Copper Outlook
      The rapidly developing Asian market is expected to drive copper consumption growth. The countries from Asia that are contributing to this rapid growth are primarily China and India. Copper demand is expected to continue to be dominated by its use in electric wires and cables. Total consumption of copper is expected to increase from 16.9 million tons in 2005 to 17.7 million tons in 2006, an increase of 4.7%. Asia is expected to contribute 42.6% of this incremental growth. This will translate into a compound annual consumption growth rate from 2003 to 2006 of 6.3% for Asia, compared to 4.4% for the world and 2.7% for the world excluding Asia.
      Anticipated production capacity expansions are barely sufficient to match the forecasted demand and the world is expected to remain in a copper supply deficit for at least the next few years. China is rapidly expanding its copper smelting and refining capacities. However, its domestic mining supplies fall well short of its smelter demands and thus China will continue to remain a major importer of copper concentrate. Apart from China, major smelting and refining capacity expansions are expected in India, Chile, Mexico, Peru, Brazil, Russia, Zambia, the Philippines, Japan and Australia.
      To meet the forecast copper demand, copper smelting capacity is expected to grow until 2008. The major projects expected to contribute to copper smelting capacity include Jinchuan (China), Ilo (Peru), Toyo (Japan) and Camacari (Brazil).

Indian Copper Outlook
      The Indian market outlook is expected to remain positive, with strong growth in key user segments such as power, construction and engineering. Domestic consumption is expected to increase from 396,000 tons in 2005 to an estimated 434,000 tons in 2006, an increase of 9.6%. This growth is significantly lower than the historical averages, largely on account of negative growth in the telecom cable segment which continues to suffer from increasing penetration of the cellular telecommunication industry and low prices of optic fibers in the international markets.
      Indian producers, however, benefit from attractive opportunities in the regional markets, which had reported an aggregate supply deficit of 2.5 million tons in 2005. This Asian deficit is expected to continue for the next few years.
Zinc Industry

Global Zinc Market

Background
      Zinc is a moderately reactive bluish-white metal that tarnishes in moist air, producing a layer of carbonate. It reacts with acids and alkalis and other non-metals. Zinc is the fourth most common metal in worldwide annual production, trailing only iron, aluminum and copper in worldwide annual production.
      The principal use for zinc in the western world is galvanizing, which involves coating steel with zinc to guard against corrosion. Galvanizing, including sheet, tube, wire and general galvanizing, accounts for approximately 54% of total western world consumption of zinc in 2005. The main end-use industries for galvanized steel products are the manufacture of automobiles and domestic appliances and the construction industry, and it is these industries on which zinc consumption ultimately depends. Other major uses for zinc include brass semis and castings (15%), die-casting alloys (13%), oxides and chemicals (7%), rolled and extruded products (7%) and other uses (4%). Alloys are principally used in toys, vehicles and hardware.
      The zinc industry has three broad categories of producers:

•	Miners, which mine the lead-zinc ore and produce zinc concentrate for sale to smelters, and usually receive payment for 85% of the zinc contained in the concentrate less a treatment charge, or TC;

•	Smelters, which purchase concentrate and sell refined metal, with some smelters also having some integrated production downstream; and

•	Integrated producers, which are involved in both the mining and smelting of zinc.
      Most integrated producers are only partially integrated and therefore need to either buy or sell some concentrate. Only approximately one-third of total western world zinc production can be attributed to integrated producers.

Zinc Consumption
      Global zinc consumption increased from 9.6 million tons in 2003 to 10.3 million tons in 2004, an increase of 7.3%, and then further increased to 10.7 million tons in 2005, an increase of 3.9% over 2004. Global zinc consumption is expected to increase to 11.3 million tons in 2006, an increase of 6.0% over

2005. The key growth driver is demand from the steel galvanizing market, which has been growing due to demand from the automotive and automotive parts industries.
      Asia, Europe and North America together account for approximately 90% of global zinc consumption in 2005. With a compound annual growth rate of 11.0% between 2003 and 2005, Asia has been the fastest growing zinc market in the world. Driven by continuing strong growth in China and other regional markets, strong growth in Asia is expected to continue over the next few years.
      The following table sets forth the regional consumption pattern of refined zinc from 2003 to 2006 (estimated):

	Year Ended December 31,

	2003		2004		2005		2006(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
China	1,982	20.5%	2,417	23.4%	2,853	26.8%	3,252	28.6%
Europe	2,809	29.1	2,825	27.4	2,709	25.4	2,815	24.8
Rest of Asia(2)	2,157	22.4	2,232	21.6	2,268	21.3	2,360	20.7
North America	1,337	13.9	1,440	14.0	1,365	12.8	1,409	12.4
Latin America	591	6.1	615	5.9	623	5.9	646	5.7
India	332	3.4	347	3.4	388	3.6	423	3.7
Oceania	267	2.8	269	2.6	262	2.5	273	2.4
Africa	173	1.8	176	1.7	185	1.7	193	1.7

Total	9,648	100.0%	10,321	100.0%	10,653	100.0%	11,371	100.0%

Notes:

(1)	Estimated.
(2)	Rest of Asia is Asia excluding China and India but including the Middle East.
Source: Brook Hunt, September 2006.

Zinc Supply
      There are zinc mining operations in approximately 40 countries. The five largest zinc mining countries are China (25.4%), Australia (13.7%), Peru (11.5%), the United States (7.3%) and Canada (6.7%), which together accounted for 64.6% of total zinc mined worldwide in 2005. Mine production has fallen in North America in the last few years as a result of mine closures, which have resulted principally from reserve exhaustion and also from economic pressures. The five largest zinc mining companies are Teck Cominco Limited, Zinifex Limited, or Zinifex, Glencore International AG, our majority-owned subsidiary HZL and Anglo American plc.
      Australia and Peru are the largest net exporters, and Peru is the world’s largest supplier of zinc concentrate. Much of this is supplied through traders rather than sold directly to smelters. The largest importing region is Western Europe, followed by South Korea and Japan. The main custom smelters are located in these regions. China also has a large net concentrate import requirement.
      Zinc smelting is less geographically concentrated than zinc mining. With a production of 2.7 million tons of zinc in 2005, China is the largest single zinc-producing country. The other major zinc producing countries and regions include Europe and Canada, which along with China account for approximately 59.4% of total global zinc production. The five largest zinc producing companies are Korea Zinc Company Limited, Zinifex, Xstrata AG, Umicore N.V. and New Boliden AB, which together accounted for about 30.6% of the total zinc produced worldwide in 2005.
      The zinc manufacturing industry continues to exhibit a degree of fragmentation. The recent trend towards industry consolidation is expected to continue in the current favorable pricing environment, as evidenced by the recent acquisition of Falconbridge Limited by Xstrata AG.

      World production of refined zinc has risen between 1998 and 2005 as new capacity has been added, though the increase in capacity has not always kept pace with world consumption, which has led to a supply/demand deficit in 2004 and 2005, which is expected to persist until 2008.
      The following table sets forth the regional production pattern of refined zinc from 2003 to 2006 (estimated):

	Year Ended December 31,

	2003		2004		2005		2006(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
China	2,334	23.6%	2,519	24.9%	2,670	26.5%	3,108	28.9%
Europe	2,754	27.8	2,736	27.0	2,578	25.6	2,540	23.6
Rest of Asia(2)	1,871	18.9	1,915	18.9	1,936	19.3	2,072	19.3
North America	1,101	11.1	1,139	11.2	1,056	10.5	1,099	10.2
Latin America	821	8.3	827	8.2	805	8.0	794	7.4
Australia	553	5.6	474	4.7	456	4.5	443	4.1
India	264	2.7	265	2.6	292	2.9	406	3.8
Africa	195	2.0	256	2.5	272	2.7	295	2.7

Production Total	9,893	100.0%	10,131	100.0%	10,065	100.0%	10,757	100.0%

Production Adjustment(3)	—		—		—		50

Total	9,893		10,131		10,065		10,807

Notes:

(1)	Estimated.
(2)	Rest of Asia is Asia excluding China and India but including the Middle East.
(3)	Production Adjustment is an allowance for production disruptions.
Source: Brook Hunt, September 2006.

Pricing
      Zinc is traded on the LME. Although prices are determined by LME price movements, producers normally charge a regional premium that is market driven. A surge of large mine start-ups in the period from 1999 to 2000 led to substantial global zinc supply surpluses and a build-up of commercial stocks from 2002 to 2003. As a result, the refined zinc price slumped, reaching a low of $779 per ton in 2002. The most vulnerable mines closed down during this period. However, China’s consumption growth increased rapidly and in 2004, refined zinc consumption surpassed production. A zinc supply deficit is expected to continue until 2008. With strong consumption growth and rapidly falling commercial stocks, zinc prices appreciated strongly in 2004 and 2005.
      The following table sets forth the movement in zinc prices from 1996 to 2005:

	Year Ended December 31,

Zinc Prices	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

	($ per ton, except percentages)
LME Cash Price	$1,025	$1,318	$1,023	$1,077	$1,128	$886	$779	$828	$1,048	$1,382
% Change		28.6%	(22.4)%	5.3%	4.7%	(21.5)%	(12.1)%	6.3%	26.6%	31.9%

Source: LME.

Indian Zinc Market

Background
      The Indian zinc industry has only two producers. The leading producer is our majority-owned subsidiary HZL, which had a 73% market share by volume in India in fiscal 2006. HZL has a refined zinc capacity of 411,000 tpa. The other is Binani Zinc Limited, or Binani Zinc, which has a refined zinc capacity of 30,000 tpa.

Consumption Pattern
      Consumption of refined zinc in India reached 388,000 tons in 2005, an increase of 11.8% from the previous year. The principal use of zinc in the Indian market is in the galvanizing sector, which currently accounts for an estimated 70% of total consumption. Galvanization is primarily used for tube, sheet and structural products. The other significant end-user of zinc in India is the alloys sector. This contrasts with western world consumption trends, where galvanizing, although still the most common use of zinc, is relatively less important and increased demand has been seen for die-casting alloys, and reflects the emphasis of the Government of India’s current five-year economic program on infrastructure.

Pricing and Tariff
      Indian zinc prices track global prices as the metal is priced on the basis of the landed costs of imported metal. Zinc imports in India are currently subject to a customs duty of 7.5% and an additional surcharge of 2.0% of the customs duty. The customs duty has been reduced in a series of steps from 25% in 2003 to 7.5% in the recent Indian Union Budget of 2006. Indian producers are also able to charge a regional premium, which is market driven.

Market Outlook

Global Zinc Outlook
      The key end segment for zinc consumption is the galvanizing segment. China’s zinc consumption is driving the global zinc demand growth. The total consumption of zinc is expected to increase to 11.3 million tons by 2006, with Asia contributing 52.9% of that consumption. That will translate to Asian consumption growth at an expected compound annual growth rate of 10.1% between 2003 and 2006, which compares to global consumption growth at an expected compound annual growth rate of 5.4% for the same period and to world excluding Asia consumption growth at an expected compound annual growth rate of 0.9% for the same period.
      In 2005, several mining companies committed to mining projects that the strong resources sector and the high metals prices made feasible, but concentrate supply shortages are not expected to be fully eliminated until 2008 when these new projects reach full capacity. Therefore, refined zinc output from smelters for the period from 2005 to 2007 has been and is expected to continue to be constrained by concentrate availability from mines. Smelter expansions have also continued worldwide, but major smelter expansions and construction of new smelters have been deferred, except in China and India. Any new smelter commitments in 2006 are unlikely to contribute significantly to production until 2009 or later. For the next few years, smelter capacity will be insufficient to produce large refined capacity surpluses, so commercial stocks are expected to rebuild slowly.

Indian Zinc Outlook
      The Indian market outlook is expected to remain positive, with strong growth in key user segments such as sheet galvanizing. Domestic consumption is expected to increase from 388,000 tons in 2005 to an estimated 420,000 tons in 2006, an increase of 8.2%.

Aluminum Industry

Global Aluminum Market

Background
      Aluminum is lightweight in relation to its strength, durable and resistant to corrosion. It can be extruded, rolled, formed and painted for a wide variety of uses. According to CRIS INFAC, three end-use sectors account for approximately 80% of aluminum consumption in the United States: construction, transport and packaging. The remaining 20% is accounted for by a wide variety of applications including power, machinery and equipment and consumer durables. Aluminum is also increasingly substituted for steel in the automobile industry to reduce weight and improve fuel economy.
      The raw material from which aluminum is produced is bauxite, which is a very common mineral found mainly in tropical regions. It normally occurs close to the surface and can be mined by open-pit methods. The bauxite is refined into alumina. Typically, bauxite ranges from 35% to 60% contained alumina. There are several different types of bauxite and alumina refineries are usually designed to treat a specific type. The majority of alumina refineries are therefore integrated with mines.
      Aluminum production has become increasingly more concentrated in recent years, with the leading ten producers accounting for 58.3% of world primary aluminum production in 2005, with Alcoa Inc. and Alcan Inc. accounting for 12.7% and 11.9%, respectively.

Supply and Demand
      Global production of primary aluminum increased from 28.0 million tons in 2003 to 29.9 million tons in 2004, an increase of 6.6%, and then further increased to 31.9 million tons in 2005, an increase of 6.9% over 2005. In 2005, North America, Western Europe and China together accounted for approximately 54.9% of global primary aluminum production. Asia has shown the largest annual increases in consumption of primary aluminum, driven largely by increased industrial consumption in China, which has emerged as the largest aluminum consuming nation, accounting for 24.4% of global primary aluminum production in 2005.
      The following table sets forth the actual and estimated regional production of primary aluminum from 2003 to 2006 (estimated):

	Year Ended December 31,

	2003		2004		2005		2006(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
China	5,547	19.8%	6,671	22.3%	7,806	24.4%	9,100	27.0%
North America	5,495	19.6	5,111	17.1	5,382	16.8	5,343	15.9
East/ Central Europe	4,349	15.5	4,521	15.1	4,597	14.4	4,673	13.9
Western Europe	4,069	14.5	4,295	14.4	4,352	13.6	4,175	12.4
Rest of Asia(2)	1,871	6.7	2,127	7.1	2,440	7.7	2,634	7.8
Latin America	2,273	8.1	2,356	7.9	2,391	7.5	2,503	7.4
Oceania	2,198	7.8	2,246	7.5	2,252	7.1	2,276	6.8
Africa	1,428	5.1	1,711	5.7	1,753	5.5	1,861	5.5
India	805	2.9	851	2.9	968	3.0	1,110	3.3

Production Total	28,035	100.0%	29,888	100.0%	31,941	100.0%	33,675	100.0%

Highly Probable Projects(3)	—		—		—		28

Total	28,035		29,888		31,941		33,703

Notes:

(1)	Estimated.
(2)	Rest of Asia is Asia excluding China and India.
(3)	Highly Probable Projects is an adjustment for projects likely to be completed.
Source: Brook Hunt Aluminum Metal Service, September 2006.
     World primary aluminum consumption increased from 27.8 million tons in 2003 to 30.3 million tons in 2004, an increase of 9.1%, and then further increased to 32.0 million tons in 2005, an increase of 6.0% over 2004. This growth was primarily due to increased demand in China, which between 2003 and 2005 saw demand increase at a compound annual growth rate of 17.5%, compared to 7.2% for the world demand.
      The following table sets forth the regional consumption of primary aluminum from 2003 to 2006 (estimated):

	Year Ended December 31,

	2003		2004		2005		2006(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
China	5,054	18.2%	5,968	19.7%	6,983	21.8%	8,379	24.5%
North America	6,535	23.5	7,011	23.1	7,175	22.5	7,332	21.4
Western Europe	6,506	23.4	6,692	22.1	6,760	21.2	7,021	20.5
Rest of Asia(2)	5,386	19.4	6,032	19.9	6,151	19.2	6,310	18.4
East/ Central Europe	1,708	6.1	1,744	5.8	1,798	5.6	1,915	5.6
Latin America	1,070	3.8	1,191	3.9	1,316	4.1	1,410	4.1
India	798	2.9	860	2.8	930	2.9	977	2.9
Oceania	400	1.4	435	1.4	450	1.4	456	1.3
Africa	357	1.3	400	1.3	410	1.3	430	1.3

Total	27,814	100.0%	30,334	100.0%	31,973	100.0%	34,230	100.0%

Notes:

(1)	Estimated.
(2)	Rest of Asia is Asia excluding China and India.
Source: Brook Hunt Aluminum Metal Service, September 2006.
     Notwithstanding the rise in aluminum production and capacities in the region, aluminum supplies in Asia have lagged behind demand, resulting in a supply deficit of 2.8 million tons during 2005. During this period, China had a surplus of 0.8 million tons while the rest of Asia had a deficit of 3.7 million tons. Despite increased production capacities in Asia, the demand-supply gap is likely to remain at similar levels given the strong demand growth expected in these markets.

Alumina
      Alumina is a key raw material for aluminum production. Generally it takes two tons of alumina to produce one ton of primary aluminum.

      The following table sets forth the regional production of alumina from 2003 to 2006 (estimated):

	Year Ended December 31,

	2003		2004		2005		2006(1)

Region	Volume	%	Volume	%	Volume	%	Volume	%

	(thousands of tons, except percentages)
Oceania	16,792	28.1%	16,975	26.8%	17,918	26.9%	18,590	24.9%
Latin America	12,509	21.0	13,076	20.7	13,188	19.8	14,965	20.0
China	6,180	10.4	6,985	11.0	8,536	12.8	13,500	18.1
North America	6,094	10.2	6,886	10.9	6,929	10.4	7,018	9.4
East/ Central Europe	5,712	9.6	6,355	10.0	6,774	10.2	6,940	9.3
Western Europe	6,120	10.3	6,378	10.1	6,560	9.8	6,697	8.9
Rest of Asia(2)	2,652	4.4	2,908	4.6	2,942	4.4	3,198	4.3
India	2,867	4.8	2,973	4.7	3,062	4.6	3,076	4.2
Africa	731	1.2	779	1.2	736	1.1	668	0.9

Total	59,657	100.0%	63,314	100.0%	66,645	100.0%	74,652	100.0%

Notes:

(1)	Estimated.
(2)	Rest of Asia is Asia excluding China and India.
Source: Brook Hunt Aluminum Metal Service, September 2006
     The sharp increase in alumina production in China in 2006 is expected to turn the global alumina market from a deficit in 2005 to a surplus in 2006.
      The following table sets forth the demand-supply balance for alumina from 2003 to 2006 (estimated):

	Year Ended December 31,

	2003	2004	2005	2006(1)

	(thousands of tons)
Global Alumina Surplus/(Deficit)	52	(320)	(1,411)	3,084

Note:

(1)	Estimated.
Source: Brook Hunt Aluminum Metal Service, September 2006.

Pricing
      Aluminum is an LME traded metal. It is either sold directly to consumers or on a terminal market. The price is determined by based on LME price but producers are also able to charge a regional price premium, which generally reflects the cost of obtaining the metal from an alternative source.
      Alumina prices are negotiated on an individual basis between buyers and sellers but are usually determined by reference to the LME price for aluminum. The negotiated agreements generally take the form of long-term contracts, but fixed prices can be negotiated for shorter periods and a relatively small spot market also exists.

      The following table sets forth the movement in the aluminum and alumina prices from 1996 to 2005:

	Year Ended December 31,

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

	($ per ton, except percentages)
Aluminum(1)
LME Cash Price	$1,504	$1,599	$1,356	$1,362	$1,549	$1,444	$1,349	$1,432	$1,717	$1,898
% Change	(16.7)%	6.3%	(15.1)%	0.4%	13.7%	(6.8)%	(6.5)%	6.1%	19.9%	10.5%
Alumina
Spot Price(2)	$180	$202	$189	$208	$311	$155	$149	$271	$404	$452
% Change	(32.5)%	12.1%	(6.6)%	9.8%	50.0%	(50.0)%	(4.0)%	81.9%	48.9%	12.1%
Alumina/ Aluminum(%)	12.0%	12.6%	13.9%	15.3%	20.1%	10.7%	11.0%	18.9%	23.5%	23.8%

Notes:

(1)	Source: LME.
(2)	Source: Bloomberg, Metal Bulletin; alumina metallurgical grade spot FOB, average for the year.
     While aluminum prices have risen by 40.7% from 2002 to 2005, alumina prices have risen by more than 200% during the same period.
      Besides alumina, power is the other key cost of production for aluminum. Lack of sufficient power and a high cost of power resulted in curtailment of aluminum production in North America in 2002 and in China in 2004 and 2005.

Indian Aluminum Market

Background
      The domestic Indian aluminum industry consists of four primary producers: Hindalco, NALCO, BALCO, which we control, and MALCO, which is controlled by Vedanta. BALCO is only integrated as to 100,000 tpa of its total 345,000 tpa capacity.
      According to CRIS INFAC, India has the fifth largest bauxite reserves in the world with an estimated reserve of 2,600 million tons of bauxite ore. Bauxite deposits are spread across the states of Orissa, Andhra Pradesh, Jharkhand, Chhattisgarh, Gujarat and Maharashtra. Indian bauxite is of superior quality and is largely located on a single plateau, thus making bulk mining possible and resulting in significant cost advantages.

Supply and Demand
      Primary aluminum production in India increased at a compound annual growth rate of 9.3% from 805,000 tons in 2003 to 961,000 tons in 2005. The majority of aluminum produced in India is consumed in the building and construction, transport, electrical appliance and equipment and packaging industries, with limited exports to countries including Singapore, Taiwan and the United Arab Emirates.
      Indian demand for primary aluminum increased at a compound annual growth rate of 8.0% from 798,000 tons in 2003 and 930,000 tons in 2005.
      In 1970, the Government of India instituted the Aluminum Control Order to regulate the domestic aluminum industry, which compelled domestic producers to sell approximately 50% of their primary aluminum to the Indian electricity sector. Despite the removal of this order in 1989, electrical applications continue to be the largest end-use sector, consuming approximately 36% of aluminum production in 2005 as a result of the continuing drive to provide electricity throughout the country. Transport is also a major consumer, contributing approximately 22% of demand in 2005, but average aluminum use in Indian-made automobiles is still approximately one-third of that in western-made automobiles.

Pricing and Tariff
      Domestic aluminum prices track global price trends as producers usually price the metal at a marginal discount to the landed cost of imported metal. Though value-added product prices also track metal price movement, they usually have relatively less volatility and command a premium reflecting the degree of value addition and quality, as indicated by the brand.
      Aluminum imports are currently subject to a customs duty of 7.5% and an additional surcharge of 2.0% of the customs duty. The customs duty has been reduced in a series of steps from 15.0% in 2003 to 7.5% in the recent Indian Union Budget of 2006.

Market Outlook

Global Aluminum Outlook
      Primary aluminum production is expected increase by 5.3% from 2005 to 2006, led primarily by increases in production in China (14.0%) and India (15.6%). The recent expansion at BALCO’s aluminum facility is likely to contribute to the increase in India’s production.
      Despite the growth in aluminum production, the aluminum market in 2006 is expected to show a modest deficit for the third successive year. Global aluminum consumption is expected to increase by 6.0% from 2005 to 2006, led primarily by a 17.0% increase in demand in China.
      In comparison to the expected 5.3% increase in aluminum production, alumina production is expected to increase by 10.3% from 2005 to 2006. Nearly 60% of the 6.9 million ton increase in alumina production is expected to occur in China, which is expected to drive the global alumina market from a deficit in 2005 to a surplus in 2006. With alumina becoming more available and a relative slow down in consumption in China, aluminum supply is expected to catch up with demand in 2007.

Indian Aluminum Outlook
      According to CRIS INFAC, from fiscal 2006 to fiscal 2010, the domestic demand for the aluminum industry is expected to grow at a compound annual growth rate of 6% to 8%, primarily driven by expected growth in disposable income and government investment in infrastructure.
      In addition, the Government of India is planning to significantly increase power generation capacity in the next few years. The Ministry of Power plans to increase power capacity to 212,000 MW by 2012. Coupled with the increased demand resulting from the privatization of electricity transmission and distribution and a greater emphasis on improving the existing electricity distribution infrastructure in India, especially in rural areas, the power sector is expected to boost domestic aluminum demand.
      Similarly, improving prospects for the domestic automotive industry will translate into higher aluminum demand. CRIS INFAC expects the annual domestic sales for passenger cars and sport-utility vehicles to grow at 12% per year over the next five years while growth in motorcycles and motor scooters is expected at 12.7% per year through 2009 or 2010.
      The construction sector is also expected to see continued growth due in part to the opening up of the real estate sectors to foreign direct investment. Backed by increasing acceptance of aluminum as an alternative to wood, demand from this sector is expected to grow in the coming years.
      In addition, CRIS INFAC also sees continued demand for aluminum in packaging and air conditioning.
Commercial Power Generation Business

Industry Overview
      The Electricity Act was enacted in 2003 in order to eliminate the multiple legislation governing the electricity generation, transmission and distribution sectors and to enhance the scope of power sector reforms aimed at addressing systemic deficiencies in the Indian power industry. The key provisions of the Electricity Act allowed for de-licensing of power generation, open access in power transmission and distribution, unbundling of SEBs, compulsory metering of all consumers and more stringent penalties for the theft of electricity. It also included provisions to facilitate captive power plants. However, the pace of implementation of these reforms varies across states. The Electricity Act read with the recently notified National Tariff Policy, or NTP, in January 2006 also mandates that all future power purchases by distribution licensees must be based on competitive bidding to obtain the benefits of reduced capital costs and efficiency of operations through competition.

Installed Capacities
      As of September 30, 2006, India’s power system had an installed generation capacity of approximately 127,423 MW. The Central Power Sector Utilities, or CPSU, accounted for approximately 32.5% of total power generation capacity as of September 30, 2006, while the various state entities and private sector companies accounted for approximately 55.5% and 12.0%, respectively.

Future Capacity Additions
      To sustain the strong recent economic growth in India, the Ministry of Power in India has set an ambitious target of providing “Power for All,” with a target of achieving an installed capacity of 212,000 MW by 2012 by adding approximately 100,000 MW of generation capacity.
      As part of the planned target of approximately 100,000 MW of capacity addition by 2012, the Government of India has proposed the setting up of six Ultra Mega Power Plants, or UMPPs. Each of these projects is expected to be commissioned during the period 2008 to 2012.

Transmission and Distribution
      In India, the transmission and distribution, or T&D, system is comprised of state grids, regional grids (which are formed by interconnecting neighboring state grids) and distribution networks. The distribution networks and the state grids are mostly owned and operated by the SEBs or state governments through SEBs, while most of the inter-state transmission links are owned and operated by the Power Grid Corporation of India Limited. These regional grids facilitate transfers of power from power-surplus states to a power-deficit states and gradually being integrated to form a national grid. The existing inter-regional power transfer capacity of 9,000 MW is expected to be enhanced to 30,000 MW by 2012 through the creation of “Transmission Super Highways.”
      With the enactment of the Electricity Act and the recently notified guidelines for competitive bidding in transmission projects, private investment was permitted in power transmission which became recognized as an independent activity. Power distribution in the States of Delhi and Orissa has been privatized and distribution networks are now operated by private utilities companies such as The Tata Power Company Limited, CESC Limited, Reliance Energy Limited, Torrent Power AEC & SEC and Noida Power Company Limited and a number of other distribution companies.

Consumption
      Although electricity generation capacity has increased substantially in recent years, the demand for electricity in India still substantially exceeds available generation supply. The following table shows the gap between the total electricity required versus total electricity made available from fiscal 1999 to 2006.
Actual Power Supply Position (Fiscal 1999-Fiscal 2006)

Source: Ministry of Power Annual Report, 2005-2006; Ministry of Power website (http://powermin.nic.in/reports/pdf/ar05_06.pdf); Central Electricity Authority website (http://www.cea.nic.in/power_sec_reports/executive_summary/2006_04/index.htm).
     The industrial, domestic and agriculture sectors are the main consumers of electrical energy, consuming over 80% of total electrical energy in fiscal 2004.

      While per capita consumption in India has grown significantly, it continues to lag behind power consumption in other leading developed and emerging economies by a large margin. The Ministry of Power is projecting a per-capita consumption of 932 kWh/year in 2012. The following charts compare per capita electricity consumption in India, other countries and the world average consumption.

Per Capita World Consumption (2001)	India Growth Pattern Over Years

Note:
(1) Countries that are members of the Organization for Economic Co-operation and Development (http://www.oecd.org)
Source: Key World Energy Statistics (2003); as quoted on Ministry of Power website, December 2005 (http://powermin.nic.in/indian_electricity_scenario/
growth_of%20the_power_sector.htm).

Source: Ministry of Power website (http://powermin.nic.in/indian_electricity_scenario/growth_of%20
the_power_sector.htm and http://powermin.nic.in/indian_
electricity_scenario/power_sector_at_a_glance.htm).

Power Trading
      Power trading takes place between suppliers with surplus capacity and areas with deficits. Recent regulatory developments include the announcement of rules and provisions for open access and licensing related to interstate trading in electricity to promote competition. Several entities, including PTC India Limited (formerly Power Trading Corporation of India Limited), or PTC, NTPC’s subsidiary, NTPC Vidyut Vyapar Nigam Limited and Tata Power Trading Company Private Limited have started trading operations or have applied for trading licenses.

Tariff Setting
      Until the end of 2005, the tariff regime in India for all electricity generators was regulated and determined by either the Central Electricity Regulatory Commission, or CERC, or the State Electricity Regulatory Commissions, or SERCs, that set the tariff on a cost-plus basis consisting of a capacity charge, a variable energy charge and an unscheduled interchange charge. The tariff regime guaranteed a fixed return on equity to the generators and treated all costs as pass through in the tariff.

      In order to improve efficiency and provide cheaper electricity cost to consumers and at the same time attract adequate investments and accelerate development in the power sector, the Government of India notified the NTP in January 2006 with the key objectives of:

•	ensuring availability of electricity to consumers at reasonable and competitive rates;

•	promoting transparency, consistency and predictability in regulatory approvals across jurisdictions and minimizing the perception of regulatory risks; and

•	promoting competition, efficiency in operations and improvement in quality of supply.
      To achieve these objectives, the NTP mandated that power procurement for future requirements by all distribution licensees should be through a transparent competitive bidding mechanism using the Guidelines for Determination of Tariff by Bidding Process for Procurement of Power by Distribution Licensees, dated January 19, 2005, issued by the Ministry of Power.
      Further, to facilitate merit order dispatch, an availability-based tariff mechanism has also been introduced whereby the electricity tariffs are split into two parts comprising a fixed capacity charge and a variable energy charge. The fixed cost elements like interest on loans, return on equity, depreciation, operations and maintenance expenses, insurance, taxes and interest on working capital are covered by the capacity charge. The variable cost (that is, fuel cost) of the power plant for generating energy is covered by the energy charge.
      The NTP also provides that power purchase agreements should ensure adequate and bankable payment security arrangements like letters of credit and escrow of cash flows for the benefit of the generating companies. In case of persisting default, generating companies may sell power to other buyers.

Government Initiatives
      Historically, management of the power sector by SEBs was driven by local populist politics that caused the financial health of central and state utilities to deteriorate, which led to under-investment, continued loss and theft and cash leakage. In response, the Government of India launched a combination of regulatory and development initiatives which, among other measures, made anti-theft laws more stringent, prohibited unfunded subsidies and required 100% metering in all states.
      Initiatives have also been introduced to address poor T&D infrastructure and dilapidated metering systems. These initiatives include concessional loans from the Government of India to fund up to half the costs of state T&D projects and incentive payments to the states linked to the reduction in annual cash losses of the SEBs.

BUSINESS
Overview
      We are India’s largest non-ferrous metals and mining company based on net sales and are one of the fastest growing large private sector companies in India based on the increase in net sales from fiscal 2005 to 2006. In India, one of the fastest growing large economies in the world with an 8.5% increase in real gross domestic product from 2004 to 2005, we are one of the two custom copper smelters by volume, the leading and only integrated zinc producer and one of the four primary producers of aluminum. In addition to our three primary businesses of copper, zinc and aluminum, we also intend to develop a commercial power generation business in India that leverages our experience in building and operating captive power plants used to support our primary businesses. We have experienced significant growth in the Indian copper, zinc and aluminum markets. Our net sales increased from Rs. 53,476 million in fiscal 2004 to Rs. 122,791 million ($2,672.3 million) in fiscal 2006, representing a compound annual growth rate of 51.5%, due to our capacity expansions and commodity prices increasing to historical highs. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools. We believe we are also well positioned to take advantage of the significant growth in industrial production and investments in infrastructure in India, China, Southeast Asia and the Middle East, which we expect will continue to create strong demand for metals.
      Our copper business is principally one of custom smelting and includes one of the world’s lowest cost smelters at Tuticorin in Southern India, the world’s lowest cost refinery at Tuticorin and the world’s second lowest cost refinery at Silvassa in Western India in 2005, according to Brook Hunt. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements. Our copper cathode production has increased from 178,654 tons in fiscal 2004 to 273,048 tons in fiscal 2006, representing a compound annual growth rate of 23.6%. The production increases, together with higher realized TcRc rates and copper market prices, drove net sales of our copper business from Rs. 27,046 million in fiscal 2004 to Rs. 67,921 million ($1,478.1 million) in fiscal 2006, representing a compound annual growth rate of 58.5%.
      Our fully-integrated zinc business is owned and operated by HZL, India’s leading zinc producer with a 73% market share by volume of the Indian zinc market in fiscal 2006, according to ILZDA. HZL’s Rampura Agucha zinc mine is the third largest in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis and was estimated to have the third lowest cost of producing zinc concentrate in 2005, and HZL was the world’s fourth largest zinc mining company in 2005 based on mine production, according to Brook Hunt. We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). It is our current intention to exercise our call option to acquire the Government of India’s remaining ownership interest in HZL after it becomes exercisable on or after April 11, 2007, assuming the Government of India does not exercise its right prior to the exercise of our call option to sell its remaining ownership interest through a public offer, which it is reportedly taking steps towards making. HZL’s operations include three lead-zinc mines, two zinc smelters, one lead smelter and one lead-zinc smelter in Northwest India and one zinc smelter in Southeast India. HZL’s zinc production has increased from 220,664 tons in fiscal 2004 to 283,698 tons in fiscal 2006, representing a compound annual growth rate of 13.4%. The production increases, together with higher zinc market prices, drove net sales from Rs. 18,213 million in fiscal 2004 to Rs. 38,573 million ($839.5 million) in fiscal 2006, representing a compound annual growth rate of 45.5%.
      Our aluminum business is primarily owned and operated by BALCO, in which we have a 51.0% ownership interest. BALCO is one of the four primary producers of aluminum in India and had a 19% primary market share by volume in India in 2006, among the primary producers in the country, according to AAI. BALCO was the fastest growing primary producer of aluminum in India in fiscal 2006 based on quantity of aluminum produced as a result of the ramp-up in production at its new Korba aluminum smelter. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, although the exercise is currently subject to dispute. Further, the Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India. BALCO’s operations benefit from relatively cost effective access to power, the most significant cost component in aluminum smelting due to the power-intensive nature of the process. This is to a considerable extent due to BALCO being an energy-integrated aluminum producer. With BALCO’s recently expanded and upgraded aluminum smelting capabilities, it is seeking to lower its cost of production. BALCO has increased its production from 97,023 tons in fiscal 2004 to 173,743 tons in fiscal 2006, representing a compound annual growth rate of 33.8%. The production increases, together with higher aluminum market prices, drove net sales from Rs. 8,217 million in fiscal 2004 to Rs. 16,297 million ($354.7 million) in fiscal 2006, representing a compound annual growth rate of 40.8%.
      We hold a 29.5% minority interest in Vedanta Alumina, a 70.5%-owned subsidiary of Vedanta. Vedanta Alumina is building a new 1.0 million tpa alumina refinery, expandable to 1.4 million tpa, subject to governmental approvals, and associated captive power plant in the State of Orissa in Eastern India that it expects will be commissioned by March 2007. In addition, Vedanta Alumina is planning to build a greenfield 500,000 tpa aluminum smelter project together with an associated coal-based 1,215 MW captive power plant to be set up in Jharsuguda in the State of Orissa. The project will be implemented in two phases of 250,000 tpa each, with construction of the first phase expected to be completed in the second half of 2009 and the second phase expected to be completed by the end of 2010.
      We have been building and operating captive power plants since 1997. As of September 30, 2006, the total power generating capacity of our six captive power plants was 1,040 MW, of which 694 MW was from two thermal coal-based captive power plants completed within the last three years. In July 2006, our board of directors resolved and our shareholders subsequently approved in principle a new strategy for us to enter into the commercial power generation business in India. We intend to invest approximately Rs. 87,305 million ($1,900.0 million) over the next four years for our wholly-owned subsidiary Sterlite Energy to build the first phase, totaling 2,400 MW (comprising four units of 600 MW each), of a thermal coal-based power facility. We intend for Sterlite Energy to build this power facility in the State of Orissa, which has abundant coal resources estimated at 62 billion tons as of January 1, 2006, according to the Ministry of Coal of the Government of India. In addition, on October 7, 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the CSEB under which, among other things, feasibility studies will be undertaken for a potential investment of approximately Rs. 50,000 million ($1,088.1 million) to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh. We believe that by leveraging our experience in building and operating captive power plants we can compete successfully in the commercial power generation business and capitalize on this growth opportunity.
      We have been a public listed company in India since 1988 and our equity shares are listed and traded on the NSE and BSE. We are, and after this offering will continue to be, a majority-owned and controlled subsidiary of Vedanta, a public company in the United Kingdom listed on the LSE and included in the FTSE 100 Index. Vedanta is a leading metals and mining company with operations in copper, zinc and aluminum located primarily in India, though with a copper business in Zambia. We and Vedanta share a common management team with a common strategic vision, and we form the core of Vedanta’s operations.
      Vedanta is 53.8%-owned by Volcan, a holding company owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL. As part of Vedanta’s listing on the LSE in December 2003, Volcan and Messrs. Anil Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal entered into a relationship agreement with Vedanta that seeks to enable Vedanta to carry on its business independently of Volcan and the Agarwal family. See “Certain Relationships and Related Transactions.”

Competitive Strengths
      We believe that we have the following competitive strengths:

High quality assets and resources making us a low-cost producer in copper and zinc
      We believe that our business has assets of global size and scale. Our costs of production in copper and zinc are competitive with those of leading metals and mining companies in the world. According to Brook Hunt, our largest zinc mine, Rampura Agucha, is ranked third in the world in terms of contained zinc deposits on a production basis and the fourth largest on a reserve basis. Rampura Agucha had deposits of 53.4 million tons as of March 31, 2006. Moreover, the low strip ratio and good ore mineralogy of the mine provide a high metal recovery ratio and a low overall cost of production for zinc concentrate extracted from the mine. In 2005, our Tuticorin copper smelter had one of the lowest costs of production for all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the lowest and second lowest cost of production, respectively, of all copper refining operations worldwide, according to Brook Hunt. With our aluminum business’ recently expanded and upgraded aluminum smelting capacity and its relatively cost effective access to power, including as a result of it being an energy-integrated aluminum producer, we are seeking to lower our costs in this business as well. Other factors contributing to our success in lowering our costs of production include:

•	our focus on continually reducing manufacturing costs and seeking operational efficiency improvements;

•	our building and operating our own captive power plants to supply a substantial majority of the power requirements of our operations; and

•	the relatively large and inexpensive labor and talent pools in India.
      We view strict cost management and increases in productivity as fundamental aspects of our day-to-day operations and continually seek to improve efficiency.

Leading non-ferrous metals and mining company in India with a diversified product portfolio
      We have substantial market share across the copper, zinc and aluminum metals markets in India. Specifically:

•	we are one of two custom copper smelters in India, with a leading 43% primary market share by volume in India in fiscal 2006, according to ICPCI;

•	HZL is India’s only integrated zinc producer and had a 73% market share by volume in India in fiscal 2006, according to ILZDA, and was the world’s fourth largest zinc mining company in 2005 based on mine production, according to Brook Hunt; and

•	BALCO is one of the four primary producers of aluminum in India and had a 19% primary market share by volume in India in fiscal 2006, among the primary producers of the country according to AAI, and was the fastest growing primary producer of aluminum in India in fiscal 2006 based on quantity of aluminum produced as a result of the ramp-up in production at its new Korba aluminum smelter.
      According to Brook Hunt, the demand for copper, zinc and aluminum in India is expected to grow from 396,000 tons, 388,000 tons and 930,000 tons in 2005 to 867,000 tons, 664,000 tons and 1.5 million tons in 2015, representing compound annual growth rates of 8.2%, 5.5% and 4.9%, respectively. Similarly, Brook Hunt expects that China will continue to provide an attractive market, with demand for copper, zinc and aluminum expected to grow from 3.8 million tons, 2.9 million tons and 7.0 million tons in 2005 to 8.0 million tons, 5.1 million tons and 16.7 million tons in 2015, representing compound annual growth rates of 7.9%, 5.6% and 8.6%, respectively. This compares to world demand for copper, zinc and aluminum, which Brook Hunt estimates will grow from 16.9 million tons, 10.7 million tons and 32.0 million tons in

2005 to 24.4 million tons, 14.6 million tons and 50.2 million tons in 2015, representing compound annual growth rates of 3.7%, 3.5% and 4.6%, respectively.
      With our copper, zinc, aluminum and other businesses representing 55.3%, 31.4%, 13.3% and 0.0% of our net sales and 24.6%, 68.4%, 11.2% and (4.2)% of our operating income in fiscal 2006, respectively, we believe that we have a diversified product portfolio and intend to further diversify our business through our planned entry into the commercial power generation business.

Ideally positioned to capitalize on India’s growth and resource potential
      We believe that our experience operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from factors including:

•	India’s large mineral reserves. According to the Geological Survey of India 2004, the total copper ore, lead-zinc ore, bauxite and thermal coal resources of India are estimated at 0.5 billion tons, 0.5 billion tons, 2.6 billion tons and 245.7 billion tons, respectively.

•	India’s economic growth and proximity to other growing economies. India, with an 8.5% increase in real gross domestic product from 2004 to 2005, is one of the fastest growing large economies in the world, with significant growth in industrial production and investments in infrastructure. According to the Centre for Monitoring Indian Economy, June 2006, India’s gross domestic product is expected to grow by 7.9% in fiscal 2007 with industry growth expected at 8.6%, supported by growth in infrastructure and power spending. We believe that our focus on the metals and power segments will allow us to directly benefit from this growth. In addition, India is strategically located close to other growing economies in China, Southeast Asia and the Middle East.

•	India’s large and inexpensive labor and talent pools. India has, compared to other industrialized nations, low labor costs as a result of its large and skilled labor pool and the availability of many well-educated professionals.

Strong pipeline of growth projects
      We possess a strong portfolio of greenfield and brownfield projects that we intend to pursue:

•	Copper segment: Improve operational efficiencies at our Tuticorin smelter to increase production to 400,000 tpa.

•	Zinc segment: A second 170,000 tpa hydrometallurgical zinc smelter similar to the one recently completed, together with a coal-based 77 MW captive power plant, which we expect to complete by early 2008.

•	Power segment: A plan to enter the commercial power generation business with Sterlite Energy’s construction of four thermal coal-based 600 MW power plants to be completed over the next four years as part of a 2,400 MW power facility. In addition, BALCO has entered into a memorandum of understanding under which, among other things, feasibility studies will be undertaken for the possible construction of a thermal coal-based 1,200 MW power facility.
      We have a track record of successfully completing projects on time and within budget.
      In addition, we have a minority interest in Vedanta Alumina, which expects to commission a 1.0 million tpa alumina refinery and a 75 MW captive power plant, expandable to 1.4 million tpa and 90 MW, respectively, subject to governmental approvals, in the State of Orissa, India, in March 2007. It is also planning to build a greenfield 500,000 tpa aluminum smelter and 1,215 MW captive power plant in the State of Orissa, subject to governmental approvals.

Experience for entry into commercial power generation business in India
      We have been building and operating captive power plants in India since 1997 and are currently operating six captive power plants with a total power generation capacity of 1,040 MW, including two thermal coal-based captive power plants with a total power generation capacity of 694 MW that we built within the last three years. In July 2006, our board of directors resolved and our shareholders subsequently approved in principle a new strategy for us to enter into the commercial power generation business in India. Demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite having increased significantly in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “Overview of Industries — Commercial Power Generation Business — Consumption.” In addition, it has large thermal coal resources of over 250 billion tons and the coal industry is in the process of government deregulation that is expected to increase the availability of coal for power generation among other uses. We believe these factors make the commercial power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills and experience in building and operating captive power plants, we can compete successfully in this business.

Experienced and focused management with strong project execution and acquisition skills
      Our senior management has significant experience in all aspects of our business and has transformed us from a small wire and cable manufacturing company in the early 1980s into our current status as a leading non-ferrous metals and mining company in India. Mr. Anil Agarwal, our founder, remains involved in overseeing our business as our Non-Executive Chairman. Our experienced and focused management and dedicated project execution teams have a proven track record of:

•	successfully implementing capital-intensive projects to increase our production capacities on time and within budget;

•	selecting attractive acquisition opportunities and successfully improving the operations and profitability of acquired businesses;

•	increasing the copper cathode capacity of our Tuticorin copper smelter from 180,000 tpa to 300,000 tpa;

•	completing a brownfield expansion with the addition of a 170,000 tpa hydrometallurgical zinc smelter, together with a coal-based 154 MW captive power plant, at Chanderiya, India;

•	increasing the capacity of the Rampura Agucha lead-zinc mine and processing plant from 2.0 million tpa, to 3.7 million tpa of ore to supply the brownfield zinc smelter expansion at Chanderiya; and

•	expanding the Korba facility by adding a 245,000 tpa aluminum smelter to bring the total installed capacity at that facility to 345,000 tpa of aluminum.
      We utilize project monitoring and assurance systems to facilitate timely execution of our projects. In addition, we have established relationships with leading domestic and international vendors that support our expansion projects. We have successfully completed expansion projects across our copper, zinc and aluminum businesses on which we have spent Rs. 45,156 million ($1,015.2 million) over the last three years.
      We acquired our zinc business in April 2002 through our acquisition of HZL and our aluminum business in March 2001 through our acquisition of BALCO. In both instances we have been successful at increasing production levels from the existing assets by improving operational efficiencies, lowering the costs of production by commissioning captive power plants and growing the businesses through capacity expansions, specifically:

•	increasing the production of HZL’s three zinc smelters and three lead-zinc mines that were operational when we acquired management control of HZL in 2002 from 172,140 tons of zinc ingots and 214,447 tons of zinc mined metal content to their present 212,649 tons of zinc ingots and 472,195 tons of zinc mined metal content, representing an increase of 23.5% for zinc ingots and 120.1% for zinc mined metal content, respectively; and

•	increasing the production of BALCO’s original aluminum smelter from 89,164 tpa when we acquired management control of BALCO in 2001 to its present 104,728 tpa.

Ability and capacity to finance world-class projects
      We have generated strong cash flows in recent years due to our substantial volume growth, robust commodity prices and our cost reduction measures as illustrated by our improved cash flow from operations of Rs. 19,595 million ($426.4 million) in 2006 compared with Rs. 6,205 million in 2004. Moreover, we have a strong balance sheet with low leverage.
      We believe that holding substantial cash and current assets and maintaining low leverage are important to provide sufficient liquidity and to meet the cash outflow requirements of our capacity expansion projects in the event of any adverse movements in commodity prices.
Strategy
      Our goal is to generate strong financial returns and create a world-class metals and mining company. Our strategy is to continue to grow our business by completing our existing expansion projects as well as setting up new greenfield and brownfield projects. We intend to take advantage of our low-cost base, expand our position in India as a supplier of copper, zinc and aluminum products and further develop our exports of these products. We are also leveraging our experience in building and operating captive power plants to develop a commercial power generation business in India and will continue to closely monitor the Indian resource markets in our existing lines of business as well as new opportunities such as iron ore and coal. Key elements of our strategy include:

Increasing our capacities through greenfield and brownfield projects
      We intend to continue to increase our capacities through the construction of new facilities. We believe that increasing our capacities is critical to enable us to continue to capitalize upon the growing demand for metals in India and abroad, particularly in China, Southeast Asia and the Middle East. We seek to implement our expansion projects quickly and with the minimum necessary capital costs in order to generate a high internal rate of return on the projects. The most recent and ongoing projects to increase our production capacities are as follows:

•	in February 2006, HZL commissioned a new lead smelter that is expected to increase capacity from 35,000 tpa to 85,000 tpa of lead metal at the lead-zinc smelter at Chanderiya; and

•	in early 2006, HZL began construction of a second 170,000 tpa hydrometallurgical zinc smelter and an additional 77 MW captive power plant at Chanderiya, which are expected to be completed by early 2008.

Leveraging our project execution and operating skills and experience in building and operating captive power plants to develop a commercial power generation business
      The demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite significant increases in recent years, continues to lag behind other leading developed and emerging economies by a large margin. India has large thermal coal resources and the coal industry is in the process of government deregulation that is expected to increase the availability of coal for power generation among other uses. We believe these factors make the commercial power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills and experience in building and operating captive power plants, and by applying our mining experience to the mining of the coal blocks we are seeking to have allotted to us to reduce the costs of our proposed commercial power generation business, we can compete successfully in this business. In July 2006, our board of directors resolved and our shareholders subsequently approved in principle our new strategy to enter the commercial power generation business in India, which strategy includes an investment of approximately Rs. 87,305 million ($1,900.0 million) over the next four years for Sterlite Energy to build the first phase, totaling 2,400 MW, of a thermal coal-based power facility in the State of Orissa. On October 7, 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the CSEB under which, among other things, feasibility studies will be undertaken for a potential investment of approximately Rs. 50,000 million ($1,088.1 million) to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh.
      In addition, we believe that our entry into the commercial power generation business will allow us to establish ourselves and gain specific experience in coal mining as the power industry is one of only three industries in India, the others being steel and cement, where captive coal mining by non-governmental entities is permitted. We believe this would help position us to more broadly enter the coal mining business if it is eventually opened to entry by non-governmental entities as part of a Government of India deregulation initiative. We are not aware, however, that any such deregulation initiatives with respect to the coal mining industry are currently underway.

Continuing focus on asset optimization and reducing the cost of production
      We intend to continue to improve our production processes and methods and increase operational efficiencies to reduce our cost of production. Our current initiatives include:

•	seeking improvements in operations to maximize throughput and plant availability to achieve production increases at our existing facilities with minimum capital expenditures to optimize our asset utilization;

•	reducing energy costs and consumption, including through continued investment in advanced technologies to reduce the power consumed in the refining and smelting processes and in captive power plants to provide the required power;

•	increasing automation to reduce the manpower required for a given level of production volume;

•	improving recovery ratios such that more finished product is obtained from a given amount of raw material;

•	reducing purchase costs, including by entering into long-term contracts for raw materials, making investments in mining operations and optimizing the mix of raw material sourcing between long-term contracts, mining operations and the commodities spot markets to address fluctuations in demand and supply; and

•	seeking better utilization of by-products, including through adding additional processing capabilities to produce additional end-products from the by-products that can be sold at higher prices and help lower the cost of production of our core metals.

Seeking further growth and acquisition opportunities that leverage our transactional, project execution and operational skills
      Our senior management has significant experience in all aspects of our business and has transformed us from a small wire and cable manufacturing company in the early 1980s into our current status as a leading non-ferrous metals and mining company in India. Our successful acquisitions of HZL and BALCO contributed substantially to our growth. We continually seek new growth and acquisition opportunities in the metals and mining and related businesses primarily in India, including through government privatization programs. We continue to closely monitor the Indian resource markets in our existing lines of business as well as seeking out new opportunities such as iron ore and coal. By selecting the opportunities for growth and acquisition carefully and leveraging our transactional, project execution, and operational skills, we expect to continue to expand our business.

Consolidating our corporate structure and increasing our direct ownership of our underlying businesses to derive additional synergies as an integrated group
      We have consolidated and are continuing to seek to increase our direct ownership of our underlying businesses to simplify and derive additional synergies as an integrated group, in particular by acquiring major shareholders to consolidate our corporate structure to simplify and more closely integrate our operations. As part of this strategy we continue to seek to increase our direct ownership of our underlying businesses to derive additional synergies as an integrated group. In March 2004, we exercised our option to acquire the Government of India’s remaining 49.0% ownership interest in BALCO in order to make BALCO a wholly-owned subsidiary, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. We own 64.9% of HZL and we intend to acquire from the Government of India a further 29.5% of the shares in HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees) after our call option to do so becomes exercisable on or after April 11, 2007, assuming the Government of India does not exercise its right to sell its remaining ownership interest in HZL through a public offer prior to the exercise of our call option. The Government of India is reportedly taking steps towards making such a public offer. See “Risk Factors — Risks Relating to Our Business — The validity of the Government of India’s divestment of 64.9% of HZL to us is currently pending adjudication and our option to purchase the Government of India’s remaining shares in HZL may be challenged” and “— Options to Increase Interests in HZL and BALCO.”
Our History and Relationship with Vedanta
      We were acquired by Mr. Anil Agarwal and his family in 1979 and have grown from a small wire and cable manufacturing company to one of India’s leading non-ferrous metals and mining companies. In 1988, we completed an initial public offering of our shares in India. In 1991, we commissioned a copper rod plant and in 1997 we commissioned the first privately developed and licensed copper smelter in India at Tuticorin. In 2000, in order to obtain a source for some of the copper concentrate requirements of our Tuticorin smelter, we acquired CMT, which owns the Mt. Lyell copper mine in Australia, and Thalanga Copper Mines Pty Ltd, or TCM, which owns 70% of the Highway Reward copper mine in Australia which has since closed in July 2005. CMT and TCM had been acquired by Monte Cello BV, or Monte Cello, in 1999, and we acquired them through our acquisition of Monte Cello from a subsidiary of Twin Star in 2000.
      We acquired our aluminum business through our acquisition of a 51.0% interest in BALCO from the Government of India on March 2, 2001. On March 19, 2004, we gave notice to exercise our call option to purchase the Government of India’s remaining 49.0% shareholding in BALCO at a price determined in accordance with the shareholders’ agreement entered into by us and the Government of India. The exercise of this option has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— Options to Increase Interests in HZL and BALCO” for more information.
      On April 11, 2002, we acquired through SOVL a 26.0% interest in HZL from the Government of India and a further 20.0% interest through an open market offer. On November 12, 2003, we acquired through SOVL a further 18.9% interest in HZL following the exercise of a call option granted by the Government of India, taking our interest in HZL to 64.9%. In addition, SOVL has a call option exercisable on or after April 11, 2007 to acquire the Government of India’s remaining ownership interest in HZL.
      On October 3, 2006, we acquired 100% of Sterlite Energy from Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for a total consideration of Rs. 4.9 million ($0.1 million). Sterlite Energy is our subsidiary through which we intend to pursue our plans to set up a thermal coal-based 2,400 MW power facility in the State of Orissa.

      The following diagram summarizes the corporate structure of our consolidated group of companies and our relationship with Vedanta and other key entities as of November 17, 2006:

Notes:

(1)	Volcan is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal. Mr. Dwarka Prasad Agarwal and Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL, own all of the shares of Volcan. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, may also be deemed to beneficially own all shares that may be owned or deemed to be beneficially owned by Volcan.
(2)	We exercised our option to acquire the remaining 49.0% of BALCO owned by the Government of India on March 19, 2004. The exercise of this option has been contested by the Government of India. The Government of India has the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— Options to Increase Interests in HZL and BALCO” for more information.

(3)	SOVL has a call option, exercisable on or after April 11, 2007, to acquire from the Government of India a further 29.5% of HZL (or 26.0% if the Government of India exercises in full its right to sell 3.5% of HZL to HZL employees). However, it has been reported that the Government of India is taking steps to sell its remaining ownership interest in HZL through a public offer prior to our exercise of the call option. See “— Options to Increase Interests in HZL and BALCO” for more information.

(4)	HZL was listed on the NSE on November 21, 2006.

     The principal members of our consolidated group of companies are as follows:

•	Sterlite Industries (India) Limited. We are incorporated in Kolkata, State of West Bengal, India, our registered office is in Aurangabad, State of Maharashtra, India and we are headquartered in Mumbai. We have been a public listed company in India since 1988 and our equity shares are listed and traded on the BSE and NSE. Vedanta, through Twin Star and MALCO, owns 76.0% of our issued share capital and has management control of us. Vedanta’s 76.0% ownership interest in us is equal to the sum of Twin Star’s 72.3% ownership interest in us plus 80.0% of the 4.6% ownership interest in us of MALCO (reflecting Vedanta’s 80% ownership interest in MALCO). We are a majority-owned and controlled subsidiary of Vedanta. The remainder of our share capital is held by SIL Employees Welfare Trust, or SEWT (3.0%), Life Insurance Corporation of India (1.4%) and other institutional and public shareholders (18.7%). We operate our copper business within Sterlite, except for our Australian copper mine, which is owned and operated by our wholly-owned subsidiary CMT.

•	Bharat Aluminium Company Limited. BALCO is incorporated in New Delhi, State of Delhi, India and is headquartered at Korba in the State of Chhattisgarh. We own 51.0% of BALCO’s share capital and have management control of the company. The Government of India owns the remaining 49.0%. We exercised an option to acquire the Government of India’s remaining ownership interest in BALCO on March 19, 2004, which has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— Options to Increase Interests in HZL and BALCO” for more information. BALCO owns and operates our aluminum business.

•	Hindustan Zinc Limited. HZL is incorporated in Jaipur, State of Rajasthan, India and is headquartered in Udaipur in Rajasthan. HZL is listed on the NSE and BSE. We own 64.9% of HZL’s share capital through our wholly-owned subsidiary SOVL. The remainder of HZL’s share capital is owned by the Government of India (29.5%) and institutional and public shareholders and employees of HZL (5.6%). Through SOVL we have management control of HZL, which owns and operates our zinc business, and own a call option, exercisable on or after April 11, 2007, to acquire the Government of India’s remaining ownership interest at a fair market value to be determined by an independent appraiser. However, it has been reported that the Government of India is taking steps to sell its remaining ownership interest in HZL through a public offer prior to our exercise of the call option. See “— Options to Increase Interests in HZL and BALCO” for more information.

•	Sterlite Energy Limited. Sterlite Energy is incorporated in Mumbai, State of Maharashtra, India and its registered office is located in Mumbai, Maharashtra. Sterlite Energy is our wholly-owned subsidiary.
      The key entities that control us are as follows:

•	Volcan Investments Limited. Volcan was incorporated in the Bahamas on November 25, 1992, and is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL. As part of Vedanta’s listing on the LSE in December 2003, Volcan, Messrs. Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal and Vedanta entered into a relationship agreement dated December 5, 2003, which seeks to regulate the ongoing relationship between them to enable Vedanta to carry on its business independently of Volcan and the Agarwal family. Volcan owns approximately 53.8% of the issued ordinary share capital of Vedanta.

•	Vedanta Resources plc. On April 22, 2003, Vedanta was created as a new company wholly-owned by Volcan. We and a number of other companies owned directly or indirectly by the Agarwal family at that time became subsidiaries of Vedanta. On December 10, 2003, Vedanta completed an initial public offering of its shares in the United Kingdom and its shares were listed on the LSE, as a result of which Volcan’s ownership interest in Vedanta was reduced to 53.8% as of the date of this prospectus. Vedanta is a leading metals and mining company that is listed on the LSE and included in the FTSE 100 Index.

We are, and after this offering will continue to be, a majority-owned and controlled subsidiary of Vedanta. We are a party to a shared services agreement with Vedanta and other entities regarding the sharing of management services. See “Certain Relationships and Related Transactions.”

In 2004, Vedanta, through its wholly-owned subsidiary, Vedanta Resources Holdings Limited, or VRHL, acquired 51.0% of KCM, which is incorporated in Zambia. KCM is the largest copper metals and mining company in Zambia and exports substantially all of its copper production to the Middle East and Southeast Asia. KCM competes with us on the world copper markets.

•	The Madras Aluminium Company Limited. MALCO was incorporated in 1960 in the State of Tamil Nadu, India where it is also headquartered. MALCO is listed on the MSE. Vedanta has management control of MALCO. MALCO is a fully integrated aluminum producer and its alumina and aluminum products are primarily sold in the domestic Indian market. MALCO, a competitor of BALCO, had a primary market share in the Indian market of 5% by volume in fiscal 2006, compared to 19% by volume for BALCO. MALCO owns 38.8% of IFL, which owns and operates an aluminum foil business.
      We also have an associate company, Vedanta Alumina, which is incorporated in the State of Maharashtra, India, and is 70.5%-owned by Vedanta through Twin Star, following a Rs. 4,421 million investment in March 2005. We own the remaining 29.5% minority interest. Vedanta Alumina is part of Vedanta’s consolidated group of companies but is not part of our consolidated group of companies. Vedanta Alumina is building an alumina refinery and has plans for the construction of a 500,000 tpa aluminum smelter. See “— Overview.”
Basis of Presentation of Reserves
      Our reported mineral reserves are derived following a systematic evaluation of geological data and a series of technical and economic studies by our geologists and engineers and an audit of the results by the independent consulting firms of SRK Consulting (South Africa) Pty Ltd, SRK Consulting (UK) Ltd and Steffen Robertson and Kirsten (Australasia) Pty Ltd, which are together referred to in this prospectus as SRK. The results are reported in compliance with Industry Guide 7 of the Commission.
      The estimation of the quantity and quality of the mineral occurrence is defined in two stages. In the first stage, the location, quantity, grade, geological characteristics and continuity of a Mineral Resource are interpreted and estimated from specific geological evidence and knowledge. The geological evidence is gathered from exploration, sampling and testing information through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
      In the second stage, the “ore reserve” is defined. An “ore reserve” is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into probable ore reserves and proven ore reserves.
      We retained SRK to conduct independent reviews of our ore reserve estimates at the Mt. Lyell copper mine, the Rampura Agucha, Rajpura Dariba and Zawar lead-zinc mines and the Mainpat and

Bodai-Daldali bauxite mines. SRK visited each site and reviewed the methodology and data used to develop the reserve estimates. SRK noted that the geological information at Mt. Lyell and Rampura Agucha are modeled using conventional computerized models, the information at Rajpura Dariba is modeled using a proprietary modeling system, and the information at Zawar and the bauxite mines is modeled using paper based sections. SRK conducted a series of checks at each mine to verify that the resulting estimate of the quantity and quality of ore present was appropriate.
      SRK also verified that future projections on the modifying factors were consistent with historic performance and that the cut-off grades used were consistent with current operating costs. At each site the metal prices used in the economic projections are not more than the average metal price for the last three fiscal years or, in the case of our Mt. Lyell copper mine, the three-year period ended September 30, 2006.
      In addition to the mineral reserves, we have identified further mineral deposits as either extensions to or in addition to our existing operations that are subject to ongoing exploration and evaluation.
Our Copper Business

Overview
      Our copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements.
      As a custom smelter, we buy copper concentrate at LME-linked prices for copper. We sell refined copper at LME-linked prices in the domestic and export markets. The TcRc is influenced by global copper concentrate demand, supply of copper smelting and refining capacity, LME trends, LME-linked price participation and other factors. We source our concentrate from various global suppliers and our Australian mine.
      In recent years, we have improved the operating performance of our copper business by improving operational efficiencies and reducing unit costs, including reducing power costs by constructing a captive power plant at Tuticorin. In 2005, our Tuticorin smelter had one of the lowest costs of production of all copper smelting operations worldwide and our Tuticorin and Silvassa refineries had the lowest and second lowest cost of production, respectively, of all copper refining operations worldwide, according to Brook Hunt. We intend to further improve the operating performance of our copper business by continuing to reduce unit operating costs through improvements in recovery rates, lowering power and transport costs, achieving economies of scale and the achievement of other operational efficiencies.

Principal Products

Copper Cathode
      Our copper cathodes are square shaped with purity levels of 99.99% copper. These cathodes meet international quality standards and are registered as LME “A” Grade. The major uses of copper cathodes are in the manufacture of copper rods for the wire and cable industry and copper tubes for consumer durable goods. Copper cathodes are also used for making alloys like brass, bronze and alloy steel, with applications in defense and construction.

Copper Rods
      Our copper continuous cast rods meet all the requirements of international quality standards. Our copper rods are currently used primarily for power and communication cables, transformers and magnet wires.

Sulphuric Acid
      We produce sulphuric acid at our sulphuric acid plant through conversion of sulphur dioxide gas that is generated from the copper smelter. A significant amount of the sulphuric acid is consumed by our phosphoric acid plant in the production of phosphoric acid, and the remainder of the sulphuric acid is sold to fertilizer manufacturers and other industries.

Phosphoric Acid
      We produce phosphoric acid at our phosphoric acid plant by chemical reaction of sulphuric acid and rock phosphate, which we import. Phosphoric acid is sold to fertilizer manufacturers and other industries.

Other By-products
      Other by-products of our copper smelting operations are gypsum and anode slimes, which we sell to third parties.

Our Production Process
      Our copper business has a number of elements which are summarized in the following diagram and explained in greater detail below:

CONCENTRATE IMPORTS
Copper concentrate is imported from third party mines worldwide and shipped to Tuticorin port.
COPPER MINES
Copper ore is mined at our captive mine in Australia and processed into copper concentrate and shipped to Tuticorin port.
TUTICORIN COPPER SMELTER
The copper concentrate is first processed into blister copper using an ISASMELT™ furnace and converter. Blister copper is then fire-refined and cast into copper anodes, which are sent to the refinery. Sulphur dioxide generated as a by-product in this process is sent to the sulphuric acid plant at Tuticorin.
SULPHURIC & PHOSPHORIC ACID PLANTS
Sulphur dioxide is converted into sulphuric acid. A major part of this sulphuric acid is converted into phosphoric acid. The remainder is sold directly to customers. Both are sold to fertilizer manufacturers and other industries.
TUTICORIN REFINERY
Copper anodes are converted into copper cathodes using an electrolytic process. Some of these cathodes are sent to the copper rod plant and the remainder sold directly to customers. Anode slime containing precious metals is generated during the refining process and is sold to overseas customers.
SILVASSA REFINERY
Copper anodes are converted into copper cathodes using an electrolytic process. Most of the copper cathodes are sent to the copper rod plant and the remainder are sold directly to customers. Anode slime containing precious metals is generated during the refining process and is sold to overseas customers.
TUTICORIN COPPER ROD PLANT
Copper cathodes are melted and extruded into copper rods.
SILVASSA COPPER ROD PLANTS
Copper cathodes are melted and extruded into copper rods.
FINISHED PRODUCTS
Copper cathodes and rods are sold to customers in India and overseas. Sulphuric and phosphoric acid are sold to customers in India.

Supply of Copper Concentrate
      As a custom smelter, we source a significant majority of our copper concentrate from third party suppliers at the LME price less a TcRc. A small percentage of our copper concentrate is sourced from our own mine in Tasmania, Australia. All of the copper concentrate used in our operations, whether from our own mine in Australia or from third party suppliers, is imported through the port of Tuticorin in Southern India and transported by road to our Tuticorin smelter.

Tuticorin Smelter
      Our Tuticorin smelter processes copper concentrate by combining it with silica flux and lime, where required, and feeding it into the IsaSmelttm furnaces. The furnaces smelt the copper concentrate, producing copper matte, slag, and sulphur dioxide gas. The slag and the copper matte flow into a holding furnace, where they are separated. The slag is further smelted to extract additional copper matte and then the remaining slag is discarded. The copper matte is transferred to a converter, where it is oxidized to produce blister copper. The blister copper is fed into the anode furnace where additional sulphur dioxide is removed and the copper is cast as copper anodes.

Tuticorin Acid Plants
      The sulphur dioxide gas produced from the IsaSmelttm furnaces at Tuticorin in the process of creating copper anodes is fed through the sulphuric acid plant at Tuticorin to be converted into sulphuric acid. Most of the sulphuric acid is further treated in our phosphoric acid plant to be converted into phosphoric acid. Both the sulphuric acid and the phosphoric acid are sold primarily to fertilizer manufacturers. The treatment of the sulphur dioxide gas creates sulphuric acid and phosphoric acid by-products, including gypsum, from the copper smelting process and avoids the release of the harmful sulphur dioxide gas.

Silvassa and Tuticorin Refineries
      In the refineries at Silvassa and Tuticorin, which use IsaProcesstm technology, copper anodes are electrolytically refined to produce copper cathodes with a purity of 99.99% and slimes, which are treated further in a slimes treatment plant to recover additional copper. The residual slimes are sold to third parties. Copper cathodes are either sold to customers or sent to our copper rod plants.

Silvassa and Tuticorin Copper Rod Plants
      In our copper rod plants, copper cathodes are first melted in a furnace and cast in a casting machine, and then extruded and passed through a cooling system that begins solidification of copper into 51x38 mm or 54x38 mm copper bars. The resulting copper bars are gradually stretched in a rolling mill to achieve the desired diameter. The rolled bar is then cooled and sprayed with a preservation agent and collected in a rod coil that is compacted and sent to customers.

Delivery to Customers
      The copper cathodes, copper rods, phosphoric acid and other by-products are shipped for export or transported by road to customers in India.

Principal Facilities

Overview
      The following map shows the locations of each of our copper mines and production facilities and the reserves or production capacities, as applicable:

      The following map shows the location of our Tuticorin facility in the State of Tamil Nadu:
      The following map shows the location of our Silvassa facility in the union territory of Dadra and Nagar Haveli:

      The following map shows the location of the Mt. Lyell mine in Tasmania:

Our Copper Mine
      The Mt. Lyell mine is located at Queenstown on the west coast of Tasmania, Australia, approximately 164 kilometers south of Burnie and approximately 260 kilometers northeast of Hobart. Mt. Lyell has well established infrastructure as mining has been conducted in the area since 1883. The town of Queenstown, originally established to service the mines, continues to provide a range of mining services which are supplemented from Burnie and Hobart. Mt. Lyell is connected by paved public road to Burnie and Hobart. There is a rail connection to the port of Burnie.
      The Mt. Lyell mine is owned and operated under the terms and conditions as stipulated in Mining Leases 1M95 and 5M95 granted by the State Government of Tasmania. Mining Lease 1M95 was granted on January 1, 1995 for a period of 15 years and Mining Lease 5M95 was granted on February 1, 1995 for a period of 14 years. Both are renewable and are subject to the terms and conditions specified in the Mineral Resources Development Act, 1995 as amended. The mine is also covered by the Copper Mines of Tasmania Pty Ltd Agreement (Act) 1999 between the State Government of Tasmania and CMT, which limits the environmental liabilities to the impact of current operations, thereby insulating CMT from any historical legacy claims.
      The Mt. Lyell mining district was first discovered in 1883 and 15 separate orebodies have been mined over its life. It is estimated that in excess of 100 million tons of ore has been extracted from the district. Monte Cello acquired CMT in 1999 from Mt. Lyell Mining Company Limited, or MLMC, formerly Gold Mines of Australia, when MLMC entered voluntary administration due to hedging difficulties. Since Monte Cello took over the mine, annual production has increased from 2.0 million tpa to 2.6 million tpa in fiscal 2006. We acquired Monte Cello, and with it CMT, from a subsidiary of Twin Star in 2000.
      The principal deposits in the Mt. Lyell region are all of the volcanic disseminated pyrite-chalcopyrite type, which accounts for 86% of the known ore in the region. The geology of the Mt. Lyell mine consists of a series of intercalated felsic to mafic-intermediate volcanics. Lithologies are highly altered quartz-sericite-chlorite volcanics with individual units delineated largely by the relative abundance of phyllosilicates. Volcaniclastic and rhyolitic lithologies occur sporadically throughout the sequence, as does pervasive iron mineralization in the form of haematite, magnetite and siderite.
      Chalcopyrite is the principal ore mineral and occurs chiefly in higher grade lenses enveloped by lower grade halos. The overall structure of Mt. Lyell is that of a steepy dipping overturned limb of a large anticline. The hanging wall (stratigraphic footwall) of the ore body consists of weakly mineralized chloritic schists with disseminated pyrite. The footwall is sharply defined by the Great Lyell Fault — Owen Conglomerate contact which truncates the ore body at its southern end.
      All mining operations at CMT are undertaken by contractors while the processing and mill maintenance operations are undertaken by CMT employees. A sub-level caving underground mining method is used at the Prince Lyell ore body. Ore is loaded into trucks by front end loader at draw points and then transported to the underground crusher and skip loading area. Crushed ore is then hauled via the Prince Lyell shaft and unloaded onto a conveyor feeding the ore bin at the Mt. Lyell processing plant. At the processing plant, the ore is crushed and ground prior to processing by floatation to produce copper concentrate, which is then filtered to form a cake and trucked to the Melba Flats railway siding for transport to the port of Burnie. The concentrate is stored at Burnie until it is loaded into ships for transport to the port of Tuticorin in south India from where it is trucked to the Tuticorin smelter.
      The tailings dam is a valley-fill type and excess water is discharged via a spillway. The water quality is sampled before the water is released from the site. The tailings are deposited on beaches some 300 meters from the dam spillway. CMT’s accepted closure plan is to flood the tailings which will require CMT to raise the tailings dam wall.
      CMT has an active exploration and evaluation program at Mt. Lyell which involves upgrading resources below the Prince Lyell reserves and testing additional exploration targets on the mining lease. The Western Tharsis deposit lies to the west of the Prince Lyell ore body, but CMT has not yet committed to its development. Additional targets include Tasman & Crown, Glen Lyell, Copper Clays and NW Geophysics.
      The processing plant is approximately 30 years old and has been partially refurbished following our acquisition with the addition of crushers, a float cell and a regrind mill at the surface. While the condition of the plant is ageing, maintenance is carried out as required to ensure that the process plant remains in safe and efficient condition.
      Power at the mine is supplied through an electricity supply agreement with Aurora Energy Pty Ltd to supply 130 GW per house with rates fixed until June 30, 2007. There is a plentiful supply of water from mine water and storm water captured on the tailings dam.
      The gross value of fixed assets including capital works in progress is approximately at AUD 53.1 million (Rs. 1,819.6 million or $39.6 million) as of March 31, 2006.
      In fiscal 2006, Mt. Lyell mined and processed 2.6 million tons of ore to produce 105,690 tons of copper concentrate, which also contained 17,169 ounces of gold and 135,000 ounces of silver. Although the grade of copper at Mt. Lyell is low, it produces a clean concentrate that is valuable in the smelting process. Based on current reserves and anticipated production, the estimated mine life at Mt. Lyell is approximately four years.
      The economic cut-off grade is defined using the metal prices of $3,750 per ton of copper and $500 per ounce of gold which are consistent with the average metal prices over the three-year period ended September 30, 2006. The cut-off grades are based on copper grades with the gold credit deducted from the operating costs. The metal prices forecasted for the expected life of the reserves are $3,750 per ton for copper and $500 per ounce for gold. The reserves are derived from stopes which are designed such that the limits of the stope are defined by a cut-off grade of 1.0% copper and have an average grade that exceeds 1.0% copper. The revenue derivation of the cut-off grade includes the gold credit. The break-even cut-off grade of 0.75% copper is the grade that makes enough margin to cover the fixed and variable costs while the actual or operational cut-off grade used is 1.0% copper. CMT operates on a 1.0% copper operational cut-off grade in practice, prefering to take a higher revenue at the expense of a longer mine life. A stope drawpoint is drawn until the average grade of the broken material drops below the operational cut-off grade of 1.0% copper.
      The reserves at CMT in the proven reserve category are defined by drill-holes spaced at 30 meters intervals while the probable reserves are generally defined by drill-holes spaced at 60 meters intervals, though some blocks between 1,415 meters and 1,440 meters have a drill-hole spacing of 30 meters and have been classified as probable reserves as there is less certainty of the modifying factors since the detailed mine design has not yet been completed.
      CMT does not use a copper equivalent calculation for the determination of stope limits as the relationship between the copper and gold grades is essentially linear, allowing the gold credits to be deducted from operating costs.
      The proportion of sub-economic dilution in the reserves varies with the amount of internal dilution and the amount of over-draw. Due to the caving process mixing ore from previous levels, remnant material and material from mineralized halo, it is difficult to determine the level of external dilution, leading CMT to derive the modifying factors from the reconciliation of historical production against the grade and tonnage of the primary ore mined.
      For fiscal 2006, the recovery in mining and milling of the ore was 90.46%. For fiscal 2006, the metallurgical recovery was 91.25% for copper, 69% for gold and 61% for silver. For fiscal 2006, the contract mining and milling (Mining, Mine — Fixed Plant, Metallurgy, Metallurgy — Fixed Plant) cost was AUD 2,236 ($1,669 or Rs. 76,690) per ton, administration (administration and environment) was at AUD 213 ($159 or Rs. 7,304) per ton and transportation cost was at AUD 309 ($231 or Rs. 10,596) per ton. Correspondingly the TcRc was at AUD 629 ($469 or Rs. 21,569) per ton.
      The following table sets out our proven and probable copper reserves as of March 31, 2006. The figures show the split between the ore derived from primary, or in-situ, ore and secondary ore, which consists of broken fresh ore from previous levels, remnants of ore from the open-pit side wall and pillars remaining from a former mining method together with sub-economic dilution from the mineralized material surrounding the ore body. The quantity and grade of the secondary ore was determined from the analysis of historical production. The estimate of the quantity and grade of the remnant material has been evaluated from previous studies and only uses a small proportion of this source of ore. Consequently, we believe that this allowance can be sustained for the forecast life of the reserves.

						Total Proven and
		Proven Reserve		Probable Reserve		Probable Reserves

			Copper		Copper		Copper
Mine	Source	Quantity	Grade	Quantity	Grade	Quantity	Grade

		(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mt. Lyell	In-situ ore	6.7	1.4	2.2	1.5	8.9	1.4
	Secondary ore	3.8	0.9	1.4	1.0	5.2	0.9
	Surface stockpile	0.1	1.2	—	—	0.1	1.2

Total		10.6	1.3	3.6	1.3	14.2	1.3

Our Smelter and Refineries

Overview
      The following table sets forth the total capacities as of March 31, 2006 at our Tuticorin and Silvassa facilities:

	Capacity

	Copper	Copper	Copper	Sulphuric	Phosphoric	Captive Power
Facility	Anode(1)	Cathode(2)	Rods(2)	Acid(3)	Acid(3)	Plant

	(tpa)					(MW)
Tuticorin	300,000	120,000	90,000	1,068,000	180,000	46.5
Silvassa	—	180,000	150,000	—	—	—

Total	300,000	300,000	240,000	1,068,000	180,000	46.5

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
(3)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.

Tuticorin
      Our Tuticorin facility, commissioned in 1997, is located approximately 17 kilometers inland from the port of Tuticorin in Tamil Nadu in Southern India. Tuticorin is one of India’s two largest copper smelters, based on production volume. Our Tuticorin facility consists of a smelter, a refinery, a copper rod plant, a sulphuric acid plant, a phosphoric acid plant and two captive power plants with a total capacity of 46.5 MW. In 2005, we completed an expansion of the smelter which increased the installed capacity from approximately 180,000 tpa to approximately 300,000 tpa of copper anode. In addition, we commissioned the 120,000 tpa copper refinery and 90,000 tpa copper rod plant and increased the capacity of the phosphoric acid plant from 120,000 tpa to 180,000 tpa. A captive power plant of 22.5 MW was also installed as part of the expansion and this, together with a further 11.2 MW generated from the smelter waste heat boiler and the supply from the existing 24 MW captive power plant, meets most of the facility’s power requirements. The remaining power requirements of the facility, which amount to approximately 3% of its total power requirements, are obtained from the state power grid. Our captive power plants at Tuticorin operate on low sulphur heavy stock procured through long-term contracts with various oil companies.
      The smelter at the Tuticorin facility utilizes IsaSmelttm furnace technology. The recently completed refinery uses IsaProcesstm technology to produce copper cathode and the new copper rod plant uses Properzi Continuously Cast and Rolled, or CCR, copper rod technology from Continuus-Properzi S.p.A. to produce copper rods.

Silvassa
      Our Silvassa facility commissioned in 1997, comprises a refinery and two copper rod plants and is located approximately, 140 kilometers from Mumbai in the union territory of Dadra and Nagar Haveli in Western India. Its refinery uses IsaProcesstm technology in the production of copper cathode and its copper rod plants use Properzi CCR copper rod technology. The refinery has an installed capacity of approximately 180,000 tpa of copper cathode and the copper rod plants have a total installed capacity of approximately 150,000 tpa of copper rods. Our Silvassa facility draws on the state power grid to satisfy its power requirements.

Production Volumes
      The following table sets out our total production from Tuticorin and Silvassa for the three years ended March 31, 2006:

		Year Ended March 31,

Facility	Product	2004	2005	2006

		(tons)
Tuticorin	Copper anode(1)	175,242	177,020	273,049
	Sulphuric acid(2)	541,721	546,647	844,122
	Phosphoric acid(2)	117,614	104,902	171,892
	Copper cathode(3)	—	—	98,796
	Copper rods(3)	—	—	30,180
Silvassa	Copper cathode(3)	178,654	171,992	174,252
	Copper rods(3)	122,713	125,406	136,317
Total	Copper anode	175,242	177,020	273,049
	Copper cathode	178,654	171,992	273,048
	Copper rods	122,713	125,406	166,497
	Sulphuric acid	541,721	546,647	844,122
	Phosphoric acid	117,614	104,902	171,892

Notes:

(1)	Copper anode is an intermediate product produced by copper smelters and is not sold to customers. It is used for the production of copper cathode by copper refineries. Approximately one ton of copper anode is required for the production of one ton of copper cathode.
(2)	Sulphuric acid is used as a starting material for phosphoric acid. Approximately 2.8 tons of sulphuric acid are required for the production of one ton of phosphoric acid.
(3)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rods.
     The following table sets out the total mine copper extraction from the Mt. Lyell mine that we own through CMT as well as from the Highway Reward mine (closed in July 2005) that our wholly-owned subsidiary, TCM, has a 70.0% ownership interest in, for the three years ended March 31, 2006:

		Year Ended March 31,

Mine (Type of Mine)	Product	2004	2005	2006

		(tons, except for percentages)
Mt. Lyell (Underground)	Ore mined	2,674,946	2,417,468	2,605,969
	Ore grade	1.24%	1.22%	1.25%
	Copper recovery	91.18%	91.57%	90.46%
	Copper concentrate	97,007	98,141	105,690
	Copper in concentrate	28,334	27,593	29,770
Highway Reward(1) (Underground)	Ore mined	792,568	305,437	147,917
	Copper concentrate	103,345	47,843	21,506
	Copper in concentrate	27,211	12,272	5,616
Total	Ore mined	3,467,514	2,722,905	2,753,886
	Copper concentrate	200,352	145,984	127,196
	Copper in concentrate	55,545	39,865	35,386

Note:

(1)	TCM has a 70.0% ownership interest in the Highway Reward mine, which was closed in July 2005. The figures shown represent total mine production at the Highway Reward underground mine, including the portion attributable to TCM’s joint venture partner, BML Holdings Pty Ltd, during the times when the mine was open, which was used in our business.

Principal Raw Materials

Overview
      The principal inputs of our copper business are copper concentrate, rock phosphate and power. We have in the past been able to secure an adequate supply of the principal inputs for our copper production.

Copper Concentrate
      Copper concentrate is the principal raw material of our copper smelter. In fiscal 2006, we sourced 89% of our copper concentrate requirements from third party suppliers, either through long-term contracts or on spot markets. We purchase copper concentrate at the LME price less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. In fiscal 2006, we sourced only 11% of our copper concentrate requirements from our own mines in Australia. We expect the percentage we purchase from third party suppliers to increase in future periods as we closed the Highway Reward mine in July 2005 and the reserves of our sole remaining copper mine, Mt. Lyell, are expected to be exhausted by fiscal 2010. We expect the percentage we purchase from third party suppliers to also increase in future periods to the extent we seek to increase our copper smelting and refining capacity.
      In general, our long-term agreements run for a period of three to five years, and are renewable at the end of the period. The quantity of supply for each contract year is fixed at the beginning of the year and terms like TcRc and freight differential are negotiated each year depending upon market conditions. During fiscal 2006, we sourced approximately 65% of our copper concentrate requirements through long-term agreements.
      We also purchase copper concentrate on a spot basis to fill any gaps in our requirements based on production needs for quantity and quality. These deals are struck on the best possible TcRc during the period and are specific for short-term supply. During fiscal 2006, we sourced approximately 24% of our copper concentrate requirements through spot purchases.

Rock Phosphate
      Our rock phosphate is currently sourced from Jordan pursuant to contracts renewed on an annual basis, with pricing fixed for the year. These contracts provide for minimum supply quantities with an option to increase if required.

Power
      The electricity requirements of our copper smelter and refinery at Tuticorin are primarily met by the on-site captive power plants. Our captive power plants at Tuticorin operate on low sulphur heavy stock that is procured through long-term contracts with various oil companies. Our Silvassa facility relies on the state power grid for its power requirements.

Distribution, Logistics and Transport
      Copper concentrate from the Mt. Lyell processing facility is transported by road to a rail head and then transported by rail to the port of Burnie, Tasmania, from which it is shipped to the port of Tuticorin in India. Copper concentrate sourced from both our Mt. Lyell processing facility and from third parties is received at the port of Tuticorin and then transported by road to the Tuticorin facility.

      Once processed at the Tuticorin facility, copper anodes are either refined at Tuticorin or transported by road to Silvassa. Copper cathodes, copper rods, sulphuric acid, phosphoric acid and other by-products are shipped for export or transported by road to customers in India.

Sales and Marketing
      The ten largest customers of our copper business accounted for approximately 26%, 25% and 32% of our copper business net sales in fiscal 2004, 2005 and 2006. No customer accounted for greater than 10% of our copper net sales in any of the last three fiscal years.
      Our copper sales and marketing head office is located in Mumbai, and we have field sales and marketing offices in most major metropolitan centers in India. We sell our copper rods and cathodes in both the domestic and export markets. In fiscal 2004, 2005 and 2006, exports accounted for approximately 42%, 53% and 64% of the net sales of our copper business, respectively. Our export sales were primarily to China, Japan, the Philippines, Singapore, South Korea, Taiwan, Thailand and various countries in the Middle East. We also sell phosphoric acid and other by-products in both the domestic and export markets.
      Domestic sales are normally conducted on the basis of a fixed price for a given month that we determine from time to time on the basis of average LME price for the month, as well as domestic supply and demand conditions. The price for copper we sell in India is normally higher than the price we charge in the export markets due to the tariff structure on costs, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses that we incur when supplying domestic customers.
      Our export sales of copper are made on the basis of both long-term sales agreements and spot sales. The sales prices of our copper exports include the LME price plus a producer’s premium. We do not enter into fixed price long-term copper sales agreements with our customers.

Projects and Developments
      Our current project involves improving the operational efficiency of our Tuticorin copper smelter to achieve 400,000 tpa production, which project is nearing completion with trial runs being conducted and the smelter expected to be fully operational at the higher capacity by December 2006.

Market Share and Competition
      We are one of the two custom copper smelters in India and had a leading 43% primary market share by volume in India in fiscal 2006, according to ICPCI. The other custom copper smelter in India is Hindalco, which had a primary market share by volume in India of approximately 41% in fiscal 2006. The remainder of the primary copper market in India was served by Hindustan Copper in fiscal 2006.
      Copper is a commodity product and we compete primarily on the basis of price and service, with price being the most important consideration when supplies of copper are abundant. Our metal products also compete with other materials, including aluminum and plastics, that can be used in similar applications by end-users. Copper is sold directly to consumers or on terminal markets such as the LME. Prices are established based on the LME price, though as a regional producer we are able to charge a premium to the LME price which reflects the cost of obtaining the metal from an alternative source.
Our Zinc Business

Overview
      Our zinc business is owned and operated by HZL. HZL’s fully-integrated zinc operations include three lead-zinc mines, two zinc smelters, one lead smelter and one lead-zinc smelter in the State of Rajasthan in Northwest India and one zinc smelter in the State of Andhra Pradesh in Southeast India. HZL’s mines supply all of its concentrate requirements and allow HZL to also export surplus zinc and lead concentrates.

      We first acquired an interest in HZL in April 2002 and since then have significantly improved its operating performance through expansion and by improving operational efficiencies and reducing unit costs. HZL intends to improve its operating performance further by:

•	benefiting from low-cost production available from its newly commissioned 170,000 tpa hydrometallurgical smelter at Chanderiya;

•	increasing the percentage of concentrates being sourced from its Rampura Agucha mine as compared to its other mines to lower its cost of obtaining zinc concentrate;

•	continuing its initiatives to improve operational efficiencies at its existing operations;

•	reducing power costs;

•	reducing the size of its workforce including through a voluntary retirement plan; and

•	increasing productivity and upgrading existing technology.
      We have a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). We currently hold a call option that is exercisable on or after April 11, 2007 to acquire the Government of India’s remaining ownership interest at a fair market value to be determined by an independent appraiser. However, it has been reported that the Government of India is taking steps to sell its remaining ownership interest in HZL through a public offer prior to our exercise of the call option. See “— Options to Increase Interests in HZL and BALCO” for more information.

Principal Products

Zinc
      We produce and sell zinc ingots in all three international standard grades: Special High Grade (SHG), High Grade (HG) and Prime Western (PW). We sell most of our zinc ingots to Indian steel producers for galvanizing steel to improve its durability. Some of our zinc is also sold to alloy, dry cell battery, die casting and chemical manufacturers.

Lead
      We produce and sell lead ingots of 99.99% purity primarily to battery manufacturers and to a small extent to chemical manufacturers.

Sulphuric Acid
      We sell sulphuric acid to fertilizer manufacturers and other industries.

Silver
      We produce and sell silver ingots primarily to industrial users of silver.

Our Production Process
      Our zinc business has a number of elements which are summarized in the following diagram and explained in greater detail below:

LEAD-ZINC MINES

Lead-zinc ore is mined at Rampura Agucha (open-pit) and Rajpura Dariba and Zawar (underground).

CONCENTRATOR

The ore is treated at the onsite concentrators and beneficiation plants located at each mine to individually separate out the lead and zinc concentrates.

ZINC SMELTERS

Zinc concentrates are converted into zinc ingots using the RLE (roast, leach, electrowin) hydrometallurgical process at three zinc smelters, each located at Chanderiya, Debari and Vizag. Chanderiya has another smelter using ISP™ pyrometallurgical process to convert zinc concentrates into zinc ingots. Sulphuric acid is also produced as a by-product from all the smelters at all the locations.

LEAD SMELTERS

Lead concentrates are converted into lead ingots at two smelters at Chanderiya - the Ausmelt™ smelter and the ISP™ pyrometallurgical smelter. Silver is recovered as a by-product from both the smelters and refined into silver ingots. Sulphuric acid is also produced as a by-product from both the smelters.

FINISHED PRODUCTS

Zinc ingots are sold to customers in India and overseas. Lead and silver ingots and sulphuric acid are sold to customers in India.

Lead-Zinc Mines
      HZL sources all of the lead-zinc ore required for its business from its Rampura Agucha open-pit mine and Zawar and Rajpura Dariba underground mines in Northwest India. Lead-zinc ore extracted from the mines is conveyed to on-site concentrators and beneficiation plants that process the ore into zinc and lead concentrates. With its low strip ratio and good ore mineralogy providing a high metal recovery ratio, the Rampura Agucha mine accounted for 88.9% of HZL’s total mined metal in zinc concentrate produced in fiscal 2006, with the Zawar and Rajpura Dariba mines accounting for the remaining 6.0% and 5.1%, respectively. The zinc and lead concentrates are then transported by road to the nearby Chanderiya and Debari smelters and by rail to the Vizag smelter in Southeast India. HZL has also sold significant quantities of surplus zinc and lead concentrates from its mines to third party smelters.
      Our current Indian Bureau of Mines, or IBM, approvals for the Rampura Agucha mine, the Zawar mine and the Rajpura Dariba mine limit our extraction of lead-zinc ore from the mines to approximately 3.7 million tpa, 0.9 million tpa and 1.0 million tpa, respectively, in fiscal 2007.

Zinc Smelters
      HZL has two types of zinc smelters, hydrometallurgical and pyrometallurgical. Three of HZL’s smelters are hydrometallurgical and one of HZL’s smelters is pyrometallurgical.
      The hydrometallurgical smelting process is a roast, leach and electrowin, or RLE, process. Zinc concentrate is first oxidized in the roaster and the gases generated are cleaned and sent to the sulphuric acid plant. The primary output from the roaster, called calcine, is sent to the leaching plant to produce a zinc sulphate solution that is then passed through a cold/hot purification process to produce purified zinc sulphate solution. The purified zinc solution then goes through an electrolysis process to produce zinc cathodes. Finally, the zinc cathodes are melted and cast into zinc ingots.
      The pyrometallurgical smelter uses the Imperial Smelting Process, ISPtm, which process starts with sintering, where a mixture consisting of lead and zinc concentrates and fluxes is passed through the sinter machine to remove the sulphur. The gases generated from the sintering process are sent to the sulphuric acid plant. The de-sulphurized output of the sinter machine is broken for size reduction before being fed into an Imperial Smelting Furnace, or ISF, where it is smelted with preheated metcoke and air. During the smelting process, molten lead trickles down to the bottom of the ISF and zinc rises up as vapor. The vapor is passed into a condenser where it is then absorbed back into the molten lead. The molten lead is cooled to separate out the zinc, which is then passed through a process of double distillation and condensation through which any remaining lead is removed to produce pure zinc metal which is cast into ingots. The lead removed through this process is sent to the pyrometallurgical lead smelter.

Lead Smelters
      HZL has two lead smelters, one of which uses the pyrometallurgical ISF process and is part of the pyrometallurgical zinc smelter described above and the other of which uses Ausmelttm technology.
      The pyrometallurgical process involves the smelting of lead and zinc together as described under “— Zinc Smelters.” Lead removed from the pyrometallurgical process is sent for further refining where it passes through a series of processes to remove impurities. In this process, silver is also produced as a by-product. The refined lead is cast into lead ingots.
      HZL’s Ausmelttm lead plant is based on Top Submerged Lance technology where lead concentrate is smelted directly in a vertical furnace along with flux. Lead bullion produced in this process is then treated in the lead refinery plant to produce high purity lead ingots. Off-gas containing sulphur dioxide gas is then cleaned and treated in the sulphuric acid plant.

Delivery to Customers
      The zinc and lead ingots and the silver and sulphuric acid by-products are transported by road to customers in India. Zinc ingots are also shipped for export.

Principal Facilities

Overview
      The following map shows the locations of HZL’s lead-zinc mines and production facilities and the reserves or production capacities, as applicable:

      The following map shows the locations of HZL’s facilities in the State of Rajasthan:
      The following map shows details of the locations of HZL’s facilities in the State of Rajasthan:

      The following map shows the location of HZL’s facility at Vizag in the State of Andhra Pradesh.

Mines

Rampura Agucha
      The Rampura Agucha zinc mine is located in Gulabpura, District Bhilwara in the State of Rajasthan, Northwestern India. It can be accessed by paved road from the major centers of Udaipur, approximately 225 kilometers to the south, and Jaipur, the capital of the State of Rajasthan, which lies approximately 235 kilometers to the north. The nearest railway to the mine lies approximately five kilometers to the west. This railway provides access to Jaipur in the north and Chittorgarh in the south where the Chanderiya lead-zinc smelting facility is located.
      The Rampura Agucha deposit is the third largest lead-zinc mine in the world in terms of contained zinc deposits on a production basis and fourth largest on a reserve basis, according to Brook Hunt. It is a sediment-hosted zinc deposit which lies within gneisses and schists of the Precambrian Mangalwar Complex. The main ore body is 1.5 kilometers long and has a width ranging from five meters to 120 meters with an average of approximately 58 meters. It extends from the surface with recent exploration intersecting up to 35 meter wide mineralized zones at depths of over 800 meters. The southern boundary of the ore body is sharp and steeply dipping while the northern margin is characterized by a thinning mineralized zone. Grades remain relatively consistent with depth. The ore body consists of sphalerite and galena, with localized concentrations of pyrite, aresenopyrite, pyrrhotite and tetrahedrite-tennantite.
      The Rampura Agucha mine is India’s largest producer of lead and zinc ore and one of the five largest producers in the world. The ore body is mined by open-pit methods. The capacity of the mine and concentrator was expanded between 2003 and 2005 from 2.4 million tpa to 3.7 million tpa through the purchase of additional mining equipment, upgrades to the truck fleet, improvements to the operational efficiency of the plant and the installation of a new semi-autogenous, or SAG, and ball mill circuit.
      Mining at Rampura Agucha is a simple drill and blast, load and haul sequence using 78 and 95 ton trucks and nine and 15 cubic meter excavators. Ore is trucked to the primary crusher at the mill and waste is trucked to the waste dump. The mining equipment is all owner-operated. The processing facility is a conventional crushing, milling and differential lead-zinc floatation plant which was commissioned in 1991. Ore from the open-pit is crushed in a series of three crushing circuits and then milled in three identical milling circuits, comprising a rod mill in open circuit and a ball mill in closed circuit. The milled ore is then sent to the lead flotation circuit which includes roughing, scavenging and three stages of cleaning. The lead concentrates are thickened and filtered ahead of storage and transport to the Chanderiya lead smelter. The lead flotation tails proceed to zinc flotation which comprises roughing, scavenging and four stages of cleaning. Zinc concentrates are thickened and filtered ahead of storage and transport to all three of the HZL zinc smelters. Zinc flotation tails are thickened ahead of disposal to the tailings dam.
      Exploration at Rampura Agucha since 2004 has resulted in significant increases in the reserves at the mine. As of March 31, 2004, the reserve at Rampura Agucha was 40.1 million tons with an average grade of 12.8% zinc and 1.9% lead. Following an extensive drilling program (44 holes, approximately 23,900 meters) to convert resources to reserves, better define the boundaries of the ore body and add resources, the reserve as of March 31, 2006 was increased by 13.3 million tons to 53.4 million tons with an average grade of 12.8% zinc and 2.0% lead after depletion, notwithstanding the mining of 6.0 million tons during fiscal 2006. Further studies have been commissioned to evaluate the potential to increase the reserves by either deepening the open-pit mine or developing an underground mine in the known extension of the deposit. The drill spacing for the definition of proved reserves was approximately 50 meters by 50 meters while for probable reserves was 100 meters by 100 meters.
      The Rampura Agucha open-pit mine was commissioned in 1991 by HZL and operated as a state-owned enterprise until 2002 when it was acquired by us. The low strip ratio and good ore minerology of the mine provide a high metal recovery ratio and a low overall cost of production for zinc concentrate extracted from the mine. An on-site concentrator is used to produce zinc and lead concentrates which are shipped mainly to HZL’s smelters though surplus concentrates are exported through the port of Kandla. The mining and processing facilities are modern and in good condition.
      In fiscal 2006, 3,496,000 tons of ore were mined from Rampura Agucha, which produced 790,050 tons of zinc concentrate at 53.20% zinc and 65,194 tons of lead concentrate at 63.27% lead and 834 grams per ton silver. Some 14,600,000 tons of waste were removed giving a strip ratio of 4.2 tons of waste per ton of ore mined. Some 91.2% of the zinc was recovered to the zinc concentrate, while 59.6% of the lead and 62.0% of the silver was recovered to the lead concentrate. The mining costs were $0.87 per ton mined, whilst the processing costs were $8.34 per ton milled and general and administration costs were $0.34 per ton milled. Some 195,000 tons of zinc concentrate were sold from Rampura Agucha to non-HZL smelters.
      The 12 square kilometers mining lease was granted by the State Government of Rajasthan and runs until March 2020. Mining leases are governed in accordance with the Mineral Concession Rules 1960 and the Mineral Conservation and Development Rules, 1988. We have also obtained consents under various environmental laws to operate the mine.
      Power is supplied from a 154 MW captive power plant at Chanderiya with two backup 5 MW generators on-site. Water to the site is pumped 57 kilometers from radial wells in the Banas River. A water extraction permit has been granted, which provides sufficient water for a production rate of approximately 3.7 million tpa.
      The gross book value of the Rampura Agucha mine’s fixed assets and mining equipment was approximately Rs. 4,853 million ($105.6 million) as of March 31, 2006.

      HZL estimates the remaining mine life at Rampura Agucha based on current reserves and production to be approximately 14 years. In 2004, HZL commissioned the first exploration program since the mine opened and over the past two years has increased the reserves at Rampura Agucha by approximately 30% after depletion. HZL also believes that additional mineralization exists at depth below the established reserves. Exploration drilling is continuing to evaluate the potential of this deeper mineralization.
      The economic feasibility was tested using the widely used pit optimizing software “NPV Scheduler.” The metal prices used were $1,000 per ton for zinc and $700 per ton for lead, which are lower than the average metal prices for the last three fiscal years, and the treatment charges considered were $130 per ton of zinc concentrate and $140 per ton of lead concentrate, while the operating costs and process recoveries were based on fiscal 2005 results. A dilution factor of 1.5% and a mining recovery factor of 97% were also applied. Additionally, for the pit optimization, the mining costs were adjusted by depth and a capital charge was added to reflect the cost of increasing the mining fleet to cope with increasing depth and increased strip ratio. The cut-off grade was calculated automatically by the software and varies with depth and stripping ratio. The optimization analysis was manually constrained to a maximum pit depth of 400 meters as the existing geotechnical studies were not considered to be sufficiently representative for greater depths.
      In fiscal 2006, 174,704 dmt of zinc concentrate at a grade of 52.3% was sold to outside companies from the Rampura Agucha mine. The revenue realized from zinc concentrate sales was Rs. 6,422 million ($139.8 million). In fiscal 2006, no lead concentrate was sold to outside companies from the Rampura Agucha mine.

Rajpura Dariba
      Rajpura Dariba is a medium sized underground lead-zinc mine and processing facility located approximately 75 kilometers by paved road northeast of Udaipur in the Rajsamand district of Rajasthan, northwestern India. Roads to Chittorgarh and Udaipur are used to transport concentrates to the HZL smelters at Chanderiya and Debari. The railway is used to transport concentrate to the HZL smelter at Vizag on the east coast of India.
      The ore at Rajpura Dariba occurs in the north, south and east lenses which are typically 25 to 50 meters thick, are conformable with the stratigraphy and dip approximately 60 degrees to the east. The lenses have strike lengths of 1,200 meters, 500 meters and 600 meters, respectively. They lie within a synclinal structure with a north-south axis, which is overturned to the west with steep easterly dips. The lead and zinc mineralization is hosted within silicified dolomites and graphite mica schists. The main ore minerals are galena and sphalerite, with minor amounts of pyrite, pyrrhotite and silver bearing tetrahedrite-tennantite.
      Mining at Rajpura Dariba commenced in 1983 and is carried out using the Vertical Crater Retreat method with mined out stopes backfilled with cemented tailings. In certain areas the ground conditions adversely affect slope stability and dilution. These ground conditions are the result of the weak graphitic nature of the shear zone combined with the dissolution of fractured and sheared dolomites by percolating acidic groundwater derived for overlying adjacent oxidized zones.
      The mine is serviced by two vertical six meter diameter shafts approximately 600 meters deep. The main shaft has the capacity to hoist 1.0 million tpa of ore and is equipped with a modern multi-rope Koepe winder. All personnel and materials are hoisted in a large counterbalanced cage. The surface infrastructure includes ventilation fans, compressors and ore loading facilities.
      The ore is crushed underground before being hoisted to the surface. It is then crushed again and milled before undergoing a lead flotation process incorporating roughing, scavenging and three stages of cleaning. A facility exists at the mine to direct lead rougher concentrate to multi-gravity separators in order to reduce the graphite levels in the final concentrate as required. The final lead concentrate is thickened and filtered and subsequently stored and sent to our Chanderiya lead smelters.

      Lead flotation tails are sent to the zinc flotation process, which comprises roughing, scavenging and three stages of cleaning. The facility is able to direct zinc rougher concentrate to column flotation cells to reduce silica levels in the final concentrate if required. Zinc concentrates are thickened, filtered and stored prior to dispatch to HZL smelters. Zinc flotation tails proceed to a backfill plant where they are cycloned with the underflow proceeding to intermediate storage where cement is added in preparation for use as underground fill. The cyclone overflow is thickened to recover water ahead of disposal in the tailings dam.
      The actual production achieved in fiscal 2006 was some 491,624 tons of ore mined to produce 45,982 tons of zinc concentrate at 54.6% zinc and 9,245 tons of lead concentrate at 65.4% lead and 881 grams per ton silver, with 80.6% of the zinc being recovered in the zinc concentrate and 64.4% of the lead and 67.7% of the silver being recovered in the lead concentrate. The actual mining costs were $13.64 per ton mined, while the processing costs were $5.61 per ton milled and the administration costs were $1.20 per ton milled.
      Power for the mine is supplied largely from HZL’s 154 MW captive power plant at Chanderiya and through a contract with Ajmer Vidyut Vitran Nigam Limited. Water is sourced via a 22 kilometer long pipeline from the Matri Kundia Dam on the seasonal Banas River as well as from underground. Water supply has been erratic in the past requiring supplemental supplies to be delivered by truck.
      The gross book value of the Rajpura Dariba mine’s fixed assets and mining equipment was approximately Rs. 1,206 million ($26.2 million) as of March 31, 2006.
      HZL estimates the remaining life of the mine based on current reserves to be approximately eight years, though additional resources have been defined in the mine vicinity and a program to upgrade these resources to reserves is planned. An exploration program is also underway to identify new resources with the potential to be upgraded to reserves, and has been and continues to be focused on maintaining the reserve position after annual mining depletion. The drill spacing for proved reserves was some 30 meters while for probable reserves was less than 60 meters.
      The average grade for each individual stope was defined using standard parameters for internal waste and dilution and a geological cut-off grade of 3% combined lead and zinc, though the mineralization generally has a sharp natural contact. The economic cut-off grade was then calculated based on a zinc price of $1,000 per ton and a lead price of $700 per ton, treatment charges of $130 per ton for zinc concentrate and $140 per ton for lead concentrate and fiscal 2006 cost and performance levels. The in-situ quantities and qualities were adjusted by applying a mining loss factor of 10%, a dilution factor of between 12% and 20% depending on ground conditions, with a further grade adjustment of (0.2)% for lead, (0.3)% for zinc and 10 grams per ton silver. These parameters are based on a reconciliation of historical production. This analysis showed that at these prices the diluted in-situ cut-off grade should be 5.4% combined lead and zinc. Stopes with average grades below this economic cut-off grade were excluded from the reserve estimate. The final reserve estimate is the sum of the stopes with an average grade above the economic cut-off limit. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off grade.
      The latest addition to the Rajpura Dariba mining operation is the Sindesar Khurd underground mine deposit that was explored during the years 1992 to 1995. The mine production began in April 2006.
      The Sindesar Khurd mine is a small scale underground mine which commenced operations in mid-2006. The deposit lies five kilometers north of and is on the same geological belt as the Rajpura Dariba mine. Ore from the mine is fed to the Rajpura Dariba mill and processing plant. The two mines are connected by all-weather gravel road. The probable reserves for the Sindesar Khurd mine of 2.9 million tons at 5.4% zinc and 2.2% lead are quoted in the figures for Rajpura Dariba.
      The Sindesar Khurd ore body is conformable with the host stratigraphy. The mineralization lies within silicified dolomite and graphite mica schist which are overlain by quartzite. The deposit has been drilled to a depth of approximately 400 meters below surface and, while the grade and thickness of the mineralization diminishes with depth and to the north and south, the limits of the ore body have not been defined.
      Access to the mine is via a decline from surface while ore is hauled up an inclined shaft. The ore body is accessed via horizontal drives on three levels. The long-hole open stoping mining method is used.
      Exploration at the south part of Sindesar Khurd has been ongoing since March 2005 with a drilling program aimed at increasing the size of the resource. To date a total of 25 holes have been drilled, the deepest being 700 meters below surface.
      In fiscal 2006, 20,000 dmt of zinc concentrate at a grade of 49.4% was sold to outside companies from the Rajpura Dariba mines. The revenues realized from zinc concentrate sales was Rs. 906 million ($19.7 million). In fiscal 2006, no lead concentrate was sold to outside companies from the Rajpura Dariba mines.

Zawar
      Zawar consists of four separate mines, Baroi, Zawarmala, Mochia and Balaria. The deposit is located approximately 60 kilometers south of the city of Udaipur in the district of Udaipur in Rajasthan, in northwestern India. It is accessed by paved road from Udaipur in the north and Ahamadabad, the capital of the State of Gujarat, to the south. All of the deposits lie within a 36.2 square kilometers mining lease granted by the State Government of Rajasthan, which is due for renewal in 2010. The Mochia and Balaria mines pre-date, and are not governed by, current environmental clearance regulations, though HZL has applied for renewal of the consents to operate the mines as they expired in September 2006. The renewal application was submitted in June 2006.
      The four deposits at Zawar are hosted by low grade metamorphosed sediments consisting of greywackes, phyllites, dolomites and quartzites that unconformably overlay the Pre-Cambrian basement. The zinc-lead-pyrite mineralization is strata bound and occurs as vein-stringers reflecting the high level of fractures within the more competent dolomites. There are multiple ore bodies that are complex in some areas as the lenses split and enclose waste rock. The ore bodies are steeply dipping.
      Zawar uses the open stoping mining method for the majority of its production with shrinkage stoping being used where the ore body geometry dictates.
      Ore processing is carried out in a conventional comminution and differential lead-zinc flotation plant that comprises two separate circuits. The first was commissioned in 1971, the second in 1977 and then the first was refurbished in 2001. The ore is crushed underground and then hoisted to the surface before being crushed and milled to 74 microns. Milled ore is conveyed separately to two lead flotation circuits and undergoes a process incorporating roughing, scavenging and cleaning. Final lead concentrate is thickened and filtered then stored before dispatch to the Chanderiya lead smelters. Lead flotation tails proceed to two zinc flotation circuits comprising roughing, scavenging and cleaning. Zinc concentrates are thickened and filtered, then stored and dispatched to the Debari and Chanderiya zinc smelters. Zinc flotation tails are thickened and then disposed of in a valley fill type tailings dam.
      The actual production achieved in fiscal 2006 was 807,500 tons of ore mined, with 799,220 tons processed to produce 52,975 tons of zinc concentrate at 49.9% zinc and 21,299 tons of lead concentrate at 49.3% lead and 2,088 grams per ton silver, with 88.9% of the zinc being recovered in the zinc concentrate and 83.9% of the lead and 72.71% of the silver being recovered in the lead concentrate. The actual mining costs were $12.91 per ton mined, while the processing costs were $9.93 per ton milled and the administration costs were $1.60 per ton milled.
      Power is supplied through a combination of a 6 MW captive power plant and a contract with the Rajasthan State Electricity Board to supply an additional 8.5 MW. Water consumption is controlled by an active water conservation program with supplementary water supplies sourced from a dedicated 300 million cubic foot dam. The process plant is in a reasonable structural, electrical and mechanical condition and a planned maintenance program is in place.

      The gross book value of the Zawar fixed assets and mining equipment was approximately Rs. 1,147 million ($25.0 million) as of March 31, 2006.
      Based on current reserves and annual production levels, HZL estimates the remaining life of the Zawar operation to be approximately six years. The focus of exploration at Zawar has been maintenance of reserves following mining depletion. Drilling is carried out on a grid of between 25 meters and 30 meters which is then infilled to 12 meters and 15 meters immediately prior to development. This past exploration has outlined additional in-mine mineral resources which require further delineation to add to reserves and further extend the mine life. Two approaches were used to determine the reserves. For some of the proven reserves, the stope limits had been designed and the mineable quantities were then derived by applying a mining recovery factor of 90% and a dilution factor of 10%. For the remaining proved reserves and all of the probable reserves, the mineable quantities were adjusted further by applying an additional mining recovery factor of 60% to reflect the impact of leaving pillars and an additional dilution factor of 15% to reflect the effect of internal waste.
      The average grade for each individual stope was defined using standard parameters for internal waste and dilution and a geological cut-off grade of 3% combined lead and zinc. The economic cut-off grade was then calculated based on a zinc price of $1,000 per ton, a lead price of $700 per, treatment charges of $130 per ton for zinc concentrate and $140 per ton for lead concentrate and fiscal 2006 cost and performance levels. This analysis showed that at these prices, the diluted cut-off grade should be 3.6% combined lead and zinc. Stopes with average grades below this economic cut-off grade were excluded from the reserve estimate. The final reserve estimate is the sum of the stopes with an average grade above the economic cut-off limit. As the stopes are all accessed using the existing infrastructure and as there is sufficient capacity on the tailings dam, the capital expenditure was limited to the replacement of mining equipment and was therefore considered not to have a material impact on the cut-off grade.
      In fiscal 2006, no zinc or lead concentrate was sold to outside companies from the Zawar mine.

Summary of Mine Reserves
      The following table sets out HZL’s proven and probable zinc and lead reserves as of March 31, 2006:

							Total Proven and Probable
	Proven Reserves			Probable Reserves			Reserves

		Zinc	Lead		Zinc	Lead		Zinc	Lead
Mine	Quantity	Grade	Grade	Quantity	Grade	Grade	Quantity	Grade	Grade

	(million tons)	(%)	(%)	(million tons)	(%)	(%)	(million tons)	(%)	(%)
Rampura Agucha	19.8	13.3	2.0	33.6	12.5	2.0	53.4	12.8	2.0
Rajpura Dariba	5.1	6.0	1.3	4.3	6.0	2.2	9.4	6.0	1.7
Zawar	3.9	4.5	2.0	1.9	4.0	1.9	5.8	4.3	1.9

Total	28.8	10.8	1.9	39.8	11.4	2.0	68.6	11.2	2.0

Smelters

Overview
      The following table sets forth the total current capacities as of March 31, 2006 at HZL’s Chanderiya, Debari and Vizag facilities:

	Capacity

				Sulphuric	Captive Power
Facility	Zinc	Lead	Silver	Acid	Plant

	(tpa)				(MW)
Chanderiya	275,000	85,000	74	465,000	154
Debari	80,000	—	—	131,200	29
Vizag	56,000	—	—	90,996	—

Total	411,000	85,000	74	687,196	183

Chanderiya
      The Chanderiya facility is located approximately 120 kilometers east of Udaipur in the State of Rajasthan in Northwest India. The facility contains three smelters:

•	An ISPTM pyrometallurgical lead-zinc smelter with a capacity of 105,000 tpa of zinc and 35,000 tpa of lead that was commissioned in 1991;

•	An RLE hydrometallurgical zinc smelter with a capacity of 170,000 tpa that uses RLE technology and was commissioned in May 2005; and

•	An Ausmelttm lead smelter with a capacity of 50,000 tpa that was commissioned in February 2006.
        All of the power for the facility is provided by a coal-based 154 MW captive power plant commissioned in 2005. The captive power plant requires approximately 50,000 tons of coal per month, which we procure through tenders, with contracts made on the basis of one to three shipments of 50,000 to 70,000 tons each and the particulars depending on price and other circumstances. The coal is imported from a number of third party suppliers. In addition, HZL secured in January 2006, as part of a consortium with five other partners, the award of a coal block to meet the coal requirements of its captive power plant, with HZL’s share of the coal block being approximately 31.5 million tons.

Debari
      The Debari zinc smelter is located approximately 12 kilometers east of Udaipur in the State of Rajasthan. The hydrometallurgical zinc smelter was commissioned in 1968, uses RLE technology and has a capacity of 80,000 tpa. A majority of the power requirements of the facility is sourced from the coal-based captive power plant at Chanderiya and the balance is sourced from an on-site liquid fuel-based 29 MW captive power plant commissioned in March 2003. The liquid fuel is procured from domestic oil-producing companies through a tender process for a yearly contract.

Vizag
      The Vizag zinc smelter is located approximately 17 kilometers from the Vizag inner harbor on the Bay of Bengal in the State of Andhra Pradesh in Southeast India. The hydrometallurgical zinc smelter was commissioned in 1977, uses older RLE technology and has a capacity of 56,000 tpa. HZL obtains approximately 50% of the facility’s power requirements from Andhra Pradesh Gas Power Corporation Limited, a gas utility company in which HZL holds an 8% equity interest. The remaining power is obtained from the Transmission Company of Andhra Pradesh, a government-owned enterprise.

Production Volumes
      The following table sets out HZL’s total production from its Chanderiya, Debari and Vizag facilities for the three years ended March 31, 2006:

		Year Ended March 31,

Facility	Product	2004	2005	2006

		(tons, except for silver which is in kgs)
Chanderiya
Pyrometallurgical lead-zinc smelter	Zinc	100,331	88,889	82,610
	Lead	25,089	15,727	19,070
Silver refinery	Silver	34,666	10,732	24,098
Hydrometallurgical zinc smelter	Zinc	—	—	71,049
Ausmelttm lead smelter	Lead	—	—	4,566
Sulphuric acid plant	Sulphuric acid	192,920	189,532	324,657
Debari
Hydrometallurgical zinc smelter	Zinc	69,577	73,928	77,487
Sulphuric acid plant	Sulphuric acid	103,698	107,441	105,943
Vizag
Hydrometallurgical zinc smelter	Zinc	50,756	49,628	52,552
Sulphuric acid plant	Sulphuric acid	74,804	74,197	71,356
Total	Zinc	220,664	212,445	283,698
	Lead	25,089	15,727	23,636
	Silver	34,666	10,732	24,098
	Sulphuric acid	371,422	371,170	501,956
      The following table sets out HZL’s total ore, zinc concentrate and lead concentrate production for the three years ended March 31, 2006:

			Year Ended March 31,

Mine (Type of Mine)	Product		2004	2005	2006

			(tons, except percentages)
Rampura Agucha (Open-pit)	Ore mined		2,200,025	2,451,725	3,496,000
	Ore grade —	Zinc	13.34%	13.16%	13.13%
		Lead	2.07%	2.02%	1.97%
	Recovery —	Zinc	90.38%	90.19%	91.20%
		Lead	58.50%	58.16%	59.62%
	Zinc concentrate		509,780	549,785	790,050
	Lead concentrate		40,643	47,266	65,194
Zawar (Underground)	Ore mined		851,100	938,100	807,500
	Ore grade —	Zinc	3.78%	3.98%	4.07%
		Lead	2.23%	2.25%	2.08%
	Recovery —	Zinc	88.20%	88.48%	88.93%
		Lead	83.18%	83.53%	83.92%
	Zinc concentrate		51,122	61,083	52,975
	Lead concentrate		23,612	26,439	21,299

		Year Ended March 31,

Mine (Type of Mine)	Product	2004	2005	2006

		(tons, except percentages)
Rajpura Dariba (Underground)	Ore mined	593,038	538,715	491,624
	Ore grade — Zinc	5.53%	6.46%	5.74%
	Lead	1.37%	1.57%	1.43%
	Recovery — Zinc	80.92%	80.62%	80.64%
	Lead	61.55%	62.16%	64.35%
	Zinc concentrate	54,036	55,556	45,982
	Lead concentrate	10,061	10,546	9,245
Total	Ore mined	3,644,163	3,928,540	4,795,124
	Zinc concentrate	614,938	666,424	889,007
	Lead concentrate	74,316	84,251	95,738

Principal Raw Materials
      The principal inputs of HZL’s zinc smelting business are zinc and lead concentrates and power. HZL has in the past been able to secure an adequate supply of the principal inputs for its business.

Zinc and Lead Concentrates
      Zinc and lead concentrates are the principal raw material of HZL’s smelters. HZL’s lead-zinc mines have provided all of its requirements for zinc and lead concentrates in the past. With the recent expansion of the Rampura Agucha mine, we expect HZL’s mines to continue to provide all of its zinc and lead concentrate requirements for the foreseeable future.

Power
      Most of HZL’s operations are powered by the coal-based captive power plant at Chanderiya, for which HZL imports the necessary thermal coal from a number of third party suppliers. In addition, HZL, as a part of a consortium with five other partners, recently secured the award of a coal block from the Ministry of Coal of the Government of India, which will help meet the requirements of HZL’s captive power plants in the future. HZL’s portion of the coal block is 31.5 million tons, which according to the Ministry of Coal are proven reserves with ash content ranging from 28.7% to 47.0% and with gross calorific value ranging from 3,865 Kcal/kg to 5,597 Kcal/kg. The coal mine will be developed by the consortium.
      HZL’s remaining operations source their required power from liquid fuel-based captive power plants or from local power companies. The liquid fuel is sourced from third party suppliers on yearly contracts.
      In addition, HZL’s pyrometallurgical smelter at Chanderiya requires metcoke that is used in the smelting process. HZL currently sources its metcoke requirements from third parties under long-term contracts and the open market.

Distribution, Logistics and Transport
      Zinc and lead concentrates from HZL’s lead-zinc mines are transported to the Chanderiya and Debari smelters by road. Zinc concentrate from HZL’s mines is also transported by road, or a combination of road and rail, to the Vizag smelter, which is located approximately 1,200 kilometers south-east of the mines. Zinc concentrate may also be shipped for export. Zinc and lead ingots and silver, and sulphuric acid by-products are transported by road to customers in India.

Sales and Marketing
      HZL’s ten largest customers accounted for approximately 39%, 36% and 28% of its net sales in fiscal 2004, 2005 and 2006, respectively. JSW Limited accounted for 11% of HZL’s net sales in fiscal 2004. Otherwise, no customer accounted for greater than 10% of HZL’s net sales in fiscal 2004, 2005 or 2006.
      HZL’s marketing office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. HZL sells substantially all the zinc and lead metal it produces in the Indian market. HZL expects that it will export some of the zinc metal it produces from the expanded capacity of Chanderiya. HZL has in the past also sold some surplus zinc concentrate to third party smelters, primarily outside of India.
      Approximately 65% of the zinc metal that HZL produced in fiscal 2006 was sold under annual contracts specifying quantity, grade and price, with the remainder sold on the spot market. In some of the contracts, a premium over the LME price is fixed while in other contracts sales take place at a price equal to HZL’s list price less an agreed discount. HZL’s list prices are based on the LME prices, the prevailing market premium, tariffs and logistics costs. HZL periodically revises its list prices based on LME price trends. Thus, the price that HZL receives for its zinc is dependent upon, and subject to fluctuations in, the LME price.

Projects and Developments
      HZL has announced that it will build a second 170,000 tpa hydrometallurgical zinc smelter at Chanderiya, identical to the smelter recently commissioned at Chanderiya in May 2005. Construction of the smelter commenced in March 2006 and the smelter is expected to be commissioned by early 2008. HZL estimates that the expansion will cost Rs. 13,785 million ($300.0 million), including the cost of construction of an additional 77 MW captive power plant. HZL intends to fund the expansion from internal sources. The expansion is expected to further reduce HZL’s unit cost of production and increase HZL’s total zinc smelting capacity to approximately 581,000 tpa. Additional concentrate requirements will be supplied by increasing production from HZL’s existing mines.
      In addition, the board of directors of HZL has approved a Rs. 7,770 million ($169.1 million) initiative to:

•	increase the production capacity by 40,000 tpa at each of HZL’s 170,000 tpa hydrometallurgical zinc smelter completed in May 2005 at Chanderiya and the second 170,000 tpa hydrometallurgical zinc smelter that HZL is constructing at Chanderiya;

•	increase the production capacity by 8,000 tpa at HZL’s Debari zinc smelter; and

•	construct a new 80 MW thermal coal-based captive power plant at HZL’s Zawar mine and add additional mining equipment, including a new primary crusher, at HZL’s Rampura Agucha mine.

      Work has not yet begun on this initiative.

Market Share and Competition
      HZL is the only integrated zinc producer in India and had a market share by volume of the Indian zinc market of 73% in fiscal 2006, according to ILZDA. The only other zinc producer in India is Binani Zinc which has a 30,000 tpa zinc smelter, but which is not integrated and depends on imports of zinc concentrate. In fiscal 2006, Binani Zinc had an Indian market share of 4% of zinc production, according to ILZDA. Imports accounted for the remaining 23% market share.
      Zinc is a commodity product and HZL competes primarily on the basis of price, time of delivery and location. Zinc metal also faces competition as a result of substitution of materials, including aluminum, stainless steel and other alloys, plastics and other materials being substituted for galvanized steel and epoxies, paints and other chemicals being used to treat steel in place of galvanizating in the construction market.

      HZL is the only primary lead producer in India, with competition coming from imports which provide a substantial majority of the lead consumed in India. Lead is a commodity product and HZL competes primarily on the basis of price, time of delivery and location.
Our Aluminum Business

Overview
      Our aluminum business is owned and operated by BALCO. BALCO’s partially integrated aluminum operations are comprised of two bauxite mines and the Korba facility, which includes one alumina refinery, two aluminum smelters, two captive power plants and a fabrication facility, all of which are located in the State of Chhattisgarh in Central India.
      We acquired our interest in BALCO in 2001 and have since worked to improve its operating performance through expansions and by improving operational efficiencies and reducing unit costs of production. Most recently, we completed a large expansion project at Korba to increase aluminum smelting capacity by adding a new 245,000 tpa aluminum smelter and associated coal-based captive power plant. Prior to the Korba expansion, BALCO was a fully integrated producer with its alumina requirements being supplied by its bauxite mines and alumina refinery, but following the Korba expansion, BALCO is primarily an aluminum smelter and sources a majority of its alumina requirements from Indian and international markets. BALCO intends to further improve its operating performance by continuing to reduce unit operating costs at the Korba facility, including by lowering power consumption and improving the operating efficiency of the captive power plant. BALCO also intends to focus on the production of fabricated products with higher margins.
      We own a 51.0% ownership interest in BALCO and have management control of the company. The remainder of BALCO is owned by the Government of India, which established BALCO in 1965. We acquired our interest in BALCO from the Government of India on March 2, 2001. On March 19, 2004, we exercised an option to acquire the the Government of India’s remaining ownership interest. The exercise of this option has been contested by the Government of India. Further, the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. See “— Options to Increase Interests in HZL and BALCO” for more information.

Principal Products

Primary Aluminum
      Primary aluminum is produced from the smelting of metallurgical grade alumina. BALCO produces primary aluminum in the form of ingots and wire rods for sale. Ingots are used extensively for aluminum castings and fabrication in the construction and transportation industries. Wire rods are used in various electrical applications especially in the form of electrical conductors and cables.

Rolled Products
      Rolled products, namely coils and sheets, are value-added products that BALCO produces from primary aluminum. Rolled products are used for a variety of purposes in different industries, including aluminum foil manufacturing, printing, transportation, consumer durables, building and architecture, electrical and communications, packaging and general engineering industries.

By-products
      Vanadium sludge is a by-product of the alumina refining process and primarily used in the manufacture of vanadium-based ferro alloys.

Production Process
      BALCO’s business has a number of elements which are summarized in the following diagram and explained in greater detail below:

BAUXITE MINES
Bauxite ore is extracted from two captive open-pit mines (Mainpat and Bodai-Daldali) and transported to the alumina refinery at Korba.
KORBA ALUMINA REFINERY
Bauxite ore is ground and mixed with caustic soda and pumped into high pressure digesters to produce hydrate. The hydrate is calcined to make alumina using the Bayer process.
ALUMINA IMPORTS
Alumina is imported from overseas to the Vizag port and transported by rail to Korba.
NEW KORBA SMELTER
Imported alumina is electrolytically reduced in a pot using pre-baked technology from GAMI to produce aluminum metal.
OLD KORBA SMELTER
Alumina from the refinery is dissolved in an electrolytic bath in a carbon lined pot and electric current is passed through it to produce aluminum metal using the VSS technology.
FINISHED PRODUCTS
Aluminum ingots, rods, coils and sheets are sold to customers in India and overseas.
KORBA CAST HOUSE & FABRICATING PLANT
Aluminum metal is cast into ingots, rods and slabs at the cast house. Slabs are further hot rolled and cold rolled into coils and sheets.

Bauxite Mines
      BALCO has two captive bauxite mines, Mainpat and Bodai-Daldali, that used to provide all of its bauxite requirements for its alumina refinery at Korba prior to the addition of the new 245,000 tpa aluminum smelter at Korba. See “— Additional Supply of Alumina.” As the bauxite deposits at these mines occur close to the surface, they are mined by open-pit methods. The mining operation employed is semi-mechanized, where bauxite sorting and sizing are carried out through manual labor. Overburden, which is in the form of soil and laterite, is first excavated by a combination of a shovel or excavator and a dumper in order to expose the bauxite ore. The bauxite ore is then drilled and blasted. The blasted ore is sorted according to grade at the mine-face, and the rejected ore is back-filled into the mine. The overburden is then returned and the area is leveled and reforested. The sorted ore is transported by road to the Korba complex for further processing.

Alumina Refinery
      BALCO’s alumina refinery at Korba uses the conventional high pressure Bayer process to produce alumina from bauxite. In the Bayer process, caustic soda is used to extract the alumina content from ground bauxite, at temperatures suitable for the particular mineralogy of bauxite, after which the resultant sodium aluminate solution is separated from the undissolved residue called red mud. The solution is then subjected to seeded precipitation to produce alumina hydrate, which is then calcined into alumina and transported to the smelter.

Additional Supply of Alumina
      BALCO’s alumina refinery was configured with a capacity of 200,000 tpa of alumina to meet the alumina requirements of BALCO’s older 100,000 tpa aluminum smelter at Korba. It takes approximately two tons of alumina to produce one ton of aluminum. With the addition of the new 245,000 tpa aluminum smelter at Korba, fully commissioned in November 2006, the additional alumina required for BALCO’s smelters in excess of the capacity of its alumina refinery are obtained by purchasing alumina on both the domestic Indian and international markets. Alumina purchased from third party suppliers is transported by road to BALCO’s smelters at Korba.

Aluminum Smelters
      BALCO’s older 100,000 tpa aluminum smelter uses Vertical Stud Soderberg, or VSS, technology to produce aluminum from alumina. Alumina is dissolved in an electrolytic bath of molten cryolite (sodium aluminum fluoride) in a large carbon or graphite lined steel container known as a “pot.” An electric current is passed through the electrolyte at low voltage but at a very high current. The electric current flows between a carbon anode (positive), made of petroleum coke and pitch, and a cathode (negative), formed by the thick carbon or graphite lining of the pot. Molten aluminum is deposited at the bottom of the pot and is siphoned off periodically. The molten aluminum is then taken to a holding furnace, cleaned and sent to the fabrication facility.
      BALCO’s newer 245,000 tpa aluminum smelter uses pre-baked technology from the Guiyang Aluminum — Magnesium Design & Research Institute, or GAMI, of China. In this pre-baked process, alumina is converted into primary aluminum through a smelting process using electrolytic reduction. The reduction process takes place in a reduction cell, referred to as the pot, where alumina is reduced to molten aluminum. From the pot-line, the molten aluminum is sent to the fabrication facility.

Fabrication Facility
      BALCO’s fabrication facility, consisting of a cast house and a sheet rolling shop, processes the molten aluminum from the smelters into ingots, wire rods and rolled products. The cast house uses continuous rod casters from Continuus-Properzi S.p.A. and has a foundry which has twin-roll continuous casters with a SNIF degasser and hydraulically driven semi-continuous ingot casting machine to produce ingots and wire rods. Molten metal is cast into slabs and either hot-rolled and sold as hot-rolled sheets or converted into cold-rolled sheets in the cold rolling mills. Alternatively, molten metal is directly used in strip casting and then fed to the cold rolling mills to convert it into cold-rolled sheets or coils.

Delivery to Customers
      Ingots, wire rods and rolled products are transported by trucks to customers in India and to ports for export.

Principal Facilities

Overview
      The following map shows the locations of BALCO’s mines and production facilities and the reserves or production capacities, as applicable:

      The following map shows details of the locations of BALCO’s facilities in the State of Chhattisgarh:

Bauxite Mines

Chhattisgarh Mines
      The Chhattisgarh mines and deposits comprise the operating mines at Mainpat and Bodai-Daldali. Mainpat is an open-pit bauxite mine located approximately 150 kilometers from the Korba complex in the Surguja district of the State of Chhattisgarh in central India. The Mainpat mine was commissioned in 1993 and lies within a mining lease granted by the Government of India which is due for renewal on July 8, 2012. The mining lease covers an area of 6.39 square kilometers. The bauxite extraction limit for the mine approved by the IBM was 450,000 tpa. BALCO has applied to increase the bauxite extraction limit to 750,000 tpa. The Bodai-Daldali deposits are located approximately 260 kilometers from Korba in the Kawardhha district of the State of Chhattisgarh. Bodai-Daldali was commissioned in 2004 by BALCO and lies within a 6.3 square kilometers renewable mining lease that is valid until March 27, 2017. The bauxite extraction limit for Bodai-Daldali approved by the IBM is 300,000 tpa. We have applied to increase the bauxite extraction limit to 1,250,000 tpa.
      The Chhattisgarh bauxite deposits are situated on a series of steep sided plateau at an elevation of approximately 1000 meters, for Mainpat, and approximately 500 meters, for Bodai-Daldali, above the surrounding land. The bauxite generally is one meter to three meters thick and lies within a laterite sequence overlying thick Tertiary basalts of the Deccan Traps. The cover of laterite and thin topsoil is up to five meters thick but is generally less than two meters. The bauxite outcrops around much of the plateau rims and is also visible as boulders strewn across fields topping the edge of the plateau.
      A typical profile of the Chhattisgarh deposits comprises topsoil and soft overburden above the laterite. The upper laterite consists of hard, loose or indurated bauxite pebbles and boulders with a clear contact with the underlying hard bauxites. The bauxite occurs in discontinuous lenses up to six meters in thickness with laterite infilling joints and fractures with the bauxite. The contact with the softer lower laterite is usually gradational and irregular.
      The bauxite is hard to very hard with a natural moisture content of 5-10%, an in-situ density of 2.3-2.4 tons per cubic meter and a low porosity (less than 2%). It comprises primarily gibbsite with boehmite and minor diaspore. The reactive silica content is low and iron is present in the form of hematite and aluminous goethite. The average grade of the bauxite is, at present, approximately 48% aluminum oxide (available alumina is approximately 43%) and silica levels of less than 4%.
      All mining and transportation at Mainpat is undertaken by contractors. One thin top soil layer is removed by excavator and is either transported to an adjacent storage point or an area that is being backfilled. The laterite layer is drilled and blasted. The overburden is then removed by backhoe excavators and 20-ton trucks. Broken ore is hand-sorted, leaving waste material behind. Ore productivity is around two tons per person per day in the dry season, dropping to around 1.25 tons per person per day in the wet season. Excavator loading is employed in areas where bauxite deposit is more consistent.
      The ore pile is loaded by hand into non-tipping 10 to 20 ton trucks. Loaded trucks undertake a one-way trip of approximately 250 kilometers via public roads to the offloading point at BALCO’s Korba plant. The journey takes around eight to nine hours depending upon truck condition and road conditions which are highly variable, ranging from seven-meter wide, drained, cambered, smooth bitumen highways to non-surfaced, ungraded, three meter wide dirt tracks. BALCO has commissioned an extensive road building and improvement program to reduce the average one-way haul distance from approximately 250 kilometers to approximately 140 kilometers. At Mainpat’s processing site, the trucks are unloaded manually and the bauxite is bulldozed onto an armored pan feeder conveyor, where it is fed into the crusher.
      The current exploration drilling program is based on a 50-meter square pattern and is reduced to 25 meter centers for detailed mine planning. Sampling is normally in 0.40 meter lengths and core is currently split and retained for future reference. Bauxite samples are tested for silica and aluminum oxide at laboratories situated on site and at the Korba plant. Selected samples are re-assayed as part of a quality control program.
      Since commencing operations, the Mainpat mine has produced approximately 3.6 million tons of bauxite, with production in fiscal 2006 totaling 565,301 tons. The production in fiscal 2006 was in excess of the bauxite extraction limit for the mine fixed by the IBM. See “Risk Factors — Risks Relating to Our Business — Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations.”
      Power and water requirements at Mainpat are minimal and can be supplied by small on-site diesel generators and from boreholes in the mine.
      BALCO estimates the reserves at Mainpat to be 5.3 million tons and, based on current production rates, expects that the mine will continue to operate for approximately ten years.
      Total production at the Bodai-Daldali mine since the commencement of production has been approximately 70,000 tons of bauxite. As at the Mainpat mine, manual sorting and sizing of ore is carried out due to the bauxite occurring as boulders, though trials for mechanized crushing and screening on-site are planned. Power is supplied by on-site diesel generators and ground water provides the water requirements for the mine.
      BALCO estimates the total probable bauxite reserves at Bodai-Daldali to be 6.3 million tons as of March 31, 2006. Further detailed resource evaluation drilling is underway and is expected to be completed in 2006.
      A cut-off grade of 44% aluminum oxide was used to define the reserves at BALCO’s mines, which cut-off grade was primarily defined by geological limits. As the bauxite is hand-sorted and the mining recovery adjustment factor is based on reconciliation studies, there is a high degree of confidence in the cut-off limits. Also, BALCO’s operations are vertically integrated and all bauxite mined at the Mainpat and Bodai-Daldali mines is only suitable for use at BALCO’s Korba alumina refinery. Consequently, the economic feasibility of the reserves depends on the economic feasibility of the company. Based on current costs and historical prices, BALCO’s operations are forecast to remain profitable and therefore the deposits at the Mainpat and Bodai-Daldali mines fulfill the requirements for being classified as reserves.
      The reserves at BALCO’s mines at Mainpat and Bodai-Daldali have been determined by verifying that the integrated operation is economic at an aluminum price of $1,768 per ton, which is the average metal price for the last three fiscal years.
      A drill hole spacing of 50 meters by 50 meters is used to determine the proven reserves while a drill hole spacing of 100 meters by 100 meters is used to determine the probable reserves.
      The mining dilution and mining recovery factors applied to determine the reserves at the Mainpat mine are 6.44% and 62%, respectively, while the factors applied at the Bodai-Daldali mine are 5.0% and 65%, respectively. The parameters for Mainpat are derived from the reconciliation of actual production against the geological model, while the parameters for Bodai-Daldali are based on estimates.
      For fiscal 2006, the smelting and refining recovery from the mines for the production of alumina was at 78.2%. In fiscal 2006, all mining and transportation of the bauxite was done by contractors and the total cost for this was Rs.894 $(19.46) per ton of bauxite.
      In fiscal 2006, BALCO mined 565,301 tons of material at the Mainpat mine and 65,821 tons of material at the Bodai-Daldali mine.
      For fiscal 2006, the stripping ratio at the Mainpat mine was 4.81:1 with 4.81 tons of waste overburden being removed to mine 1 ton of ore, while the stripping ratio at the Bodai-Daldali mine was 4.70:1 with 4.70 tons of waste overburden being removed to mine one ton of ore. The strip ratio for the remaining reserves at Mainpat is 4.8 tons of waste per ton of ore while at Bodai-Daldali it is 2.0 tons of waste per ton of ore.

Summary of Bauxite Mine Reserves
      The following table sets out BALCO’s proven and probable bauxite reserves as of March 31, 2006:

					Total Proven and
	Proven Reserves		Probable Reserves		Probable Reserves

Ore body	Quantity	Oxide	Quantity	Oxide	Quantity	Oxide

	(million tons)	(%)	(million tons)	(%)	(million tons)	(%)
Mainpat	5.3	47.0	0.0	0.0	5.3	47.0
Bodai-Daldali	0.0	0.0	6.3	46.7	6.3	46.7

Total	5.3	47.0	6.3	46.7	11.6	46.9

Korba Facility

Overview
      BALCO’s Korba facility is located at Korba in the State of Chhattisgarh in Central India and consists of one alumina refinery, two aluminum smelters, two captive power plants and a fabrication facility. The following table sets forth the total current capacities as of March 31, 2006 at BALCO’s Korba facility:

	Capacity

			Captive Power
Facility	Alumina(1)	Aluminum	Plant

			(MW)
	(tpa)
Korba	200,000	345,000	810

Note:

(1)	Alumina is used for production of aluminum. Approximately two tons of alumina is required for the production of one ton of aluminum.

Refinery
      The Korba alumina refinery was commissioned in 1973, uses the conventional high pressure Bayer process and has a capacity of 200,000 tpa of alumina.

Smelters
      There are two aluminum smelters at Korba. The older smelter was commissioned in 1975, uses the VSS technology to produce aluminum from alumina and has a capacity of 100,000 tpa. The newer aluminum smelter, which uses pre-baked GAMI technology and has a capacity of 245,000 tpa, was fully commissioned in November 2006.

Fabrication Facility
      The fabrication facility at Korba has two parts, a cast house and a sheet rolling shop.

Cast House
      The cast house uses continuous rod casters from Continuus-Properzi S.p.A. and has a foundry which has twin-roll continuous casters with a SNIF degasser and hydraulically driven semi-continuous ingot casting machine to produce ingots and wire rods.

Sheet Rolling Shop
      The sheet rolling shop has three parts: a hot rolling mill with a capacity of 75,000 tpa, an older cold rolling mill with a capacity of 30,000 tpa and a newer cold rolling mill commissioned in 2004 with a capacity of 36,000 tpa. Molten metal is cast into slabs and then either hot-rolled and sold as hot-rolled sheets or converted into cold-rolled sheets in the cold rolling mills. Alternatively, molten metal is directly used in strip casting and then fed to the cold rolling mills to convert it into cold-rolled sheets or coils.

Captive Power Plants
      Smelting requires a substantial continuous supply of power and interruptions can cause molten metal to solidify and damage or destroy the pots.
      Power for the Korba facility is for the most part provided by the older coal-based 270 MW captive power plant commissioned in 1988 together with a new coal-based 540 MW captive power plant commissioned in March 2006 as part of the expansion project. Thermal coal is a key raw material required for the operation of BALCO’s captive power plants. BALCO sources 60-70% of its thermal coal requirements from Coal India under short-term contracts, with the remainder obtained through open market purchases and imports of coal.

Production Volumes
      The following table sets out BALCO’s total production from its Korba facility for the three years ended March 31, 2006:

		Year Ended March 31,

Facility	Product	2004	2005	2006

		(tons)
Korba	Alumina(1)	203,080	205,470	219,485
	Ingots	13,149	8,609	58,750
	Rods	48,243	48,045	64,602
	Rolled products	35,631	43,618	50,391

Total		97,023	100,272	173,743

Note:

(1)	Reflects alumina production. Alumina that is produced is used in production of aluminum and rolled products. Additional alumina needed for production of aluminum is purchased from third parties and not reflected in alumina production numbers. Approximately two tons of alumina is required for the production of one ton of aluminum.
     The following table sets out the total bauxite ore production for each of BALCO’s mines for the three years ended March 31, 2006:

		Year Ended March 31,

Mine (Type of Mine)	Product	2004	2005	2006

		(tons, except for percentages)
Mainpat (Open-pit)	Bauxite ore mined	517,322	493,422	565,301
	Ore grade	46.38%	46.32%	45.72%
Bodai-Daldali (Open-pit)	Bauxite ore mined	—	2,717	65,821
	Ore grade	—	50.06%	48.55%

Total		517,322	496,139	631,122

Principal Raw Materials
      The principal inputs of BALCO’s operations are bauxite, alumina, power, carbon, caustic soda and certain other raw materials. BALCO has in the past been able to secure an adequate supply of the principal inputs for its business.

Bauxite
      Bauxite is the primary raw material used in the production of alumina. BALCO sources the bauxite required for its alumina refinery from its own mines.

Alumina
      Alumina is the primary raw material used in the production of aluminum. BALCO currently sources in excess of 60% of its alumina from third party suppliers on both the Indian and international markets, with the remainder provided by its alumina refinery. The alumina sourced externally is metallurgical grade calcined alumina with a minimum alumina content of 98.60% on a dry basis. In fiscal 2005 and 2006, BALCO purchased 23,750 tons and 209,676 tons of alumina at an average price of $339 and $527 per ton, respectively, on a Cost, Insurance and Freight (CIF) basis at the port of Vizag, India.

Power
      Smelting primary aluminum requires a substantial, continuous supply of electricity. A reliable and inexpensive supply of electricity, therefore, significantly affects the viability and profitability of aluminum smelting operations. As a result, power is a key input at BALCO’s Korba facility, where it is provided by two coal-based captive power plants of 270 MW and 540 MW, respectively. Power for BALCO’s mines is provided by on-site diesel generators.

Water
      Water is also an important input for BALCO’s captive power plants. BALCO sources its water requirements at Korba from a nearby canal, with the water transported by pipelines. BALCO is currently in a dispute with NTPC regarding the right of way for its water pipeline that supplies water to its 270 MW captive power plant, which has been built through NTPC premises. See “Risk Factors — Risks Relating to Our Business — Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”

Carbon
      Carbon is an important raw material to the aluminum smelting process. Carbon is used in the process of electrolysis, in the form of cathodes and anodes, with the latter the biggest component of BALCO’s carbon costs. Anodes are made up of carbonaceous material of high purity. For pre-baked anodes, green carbon paste made of calcined petroleum coke and coal tar pitch is compacted or pressed into the required form. These anodes are baked before their use in electrolytic cells, or pots.
      BALCO has in-house facilities to manufacture carbon anodes to meet its entire carbon anode requirements. Calcined petroleum coke, coal tar pitch and fuel oil, which are the key ingredients for the manufacture of carbon anodes, are sourced primarily from the Indian market. There is an adequate supply of these raw materials in India, though their prices are generally determined by movements in global prices.

Caustic Soda
      Caustic soda is a key raw material used to dissolve the bauxite in the alumina refining process. The caustic soda requirement varies significantly depending on the silica content of the bauxite and the technology employed. BALCO sources its caustic soda requirements from various domestic manufacturers.

Other Raw Materials
      BALCO also uses other raw materials such as fluorides and other chemicals. For these raw materials, there are several sources of supplies in the domestic markets and BALCO does not foresee any difficulty in securing supplies when needed.

Distribution, Logistics and Transport
      Bauxite mined from the Mainpat and Bodai-Daldali mines is transported by road approximately 250 and 260 kilometers, respectively, from the mines to the Korba facility. Alumina purchased from third party suppliers is obtained from a combination of domestic sources and imports, and is transported to the Korba facility by road from domestic third party suppliers or ports. BALCO’s aluminum products are transported from the Korba facility to domestic customers through a combination of road and rail, and shipped for export.

Sales and Marketing
      BALCO’s ten largest customers accounted for approximately 47%, 38% and 42% of its net sales in fiscal 2004, 2005 and 2006, respectively. No customer accounted for greater than 10% of BALCO’s net sales in the last three fiscal years.
      BALCO’s sales and marketing head office is located in Mumbai, and it has field sales and marketing offices in most major metropolitan centers in India. Currently, BALCO sells its products primarily in the Indian market, with limited focus on exports. However, with the commissioning of the new aluminum smelter, a significant part of the additional production may be sold in the export market. BALCO’s key customers include conductor manufacturers, state road transport corporations, railways, defense contractors and electrical equipment and machinery manufacturers.
      Domestic sales are normally conducted on the basis of a fixed price for a given month that BALCO determines from time to time on the basis of average LME price for the month, as well as domestic supply and demand conditions. The price for aluminum BALCO sells in India is normally higher than the price it charges in the export markets due to the tariff structure, smaller order sizes that domestic customers place and the packaging, storing and truck loading expenses incurred when supplying domestic customers.
      BALCO’s export sales of aluminum are currently on a spot basis at a price based on the LME price plus a premium.

Market Share and Competition
      BALCO is the third largest aluminum primary producer in India, based on production volume, with a primary market share by volume in India of 19% in fiscal 2006. BALCO’s main competitors (and their respective primary market shares by volume in India in fiscal 2006) are Hindalco (44%), NALCO, a Government of India enterprise (32%), and MALCO, a subsidiary of Vedanta (5%).
      Aluminum ingots, wire rods and rolled products are commodity products and BALCO competes primarily on the basis of price and service, with price being the most important consideration when supplies are abundant. Aluminum competes with other materials, particularly plastic, steel, iron, glass, and paper, among others, for various applications. In the past, customers have demonstrated a willingness to substitute other materials for aluminum.
Vedanta Alumina

Overview
      We hold a 29.5% ownership interest in Vedanta Alumina. The other 70.5% of Vedanta Alumina is owned by Vedanta. Vedanta Alumina is not part of our consolidated group of companies.
      Vedanta Alumina is establishing an alumina refinery with an initial installed capacity of 1.0 million tpa and an associated 75 MW captive power plant, expandable to 1.4 million tpa and 90 MW, respectively, subject to governmental approvals, at Lanjigarh, in the State of Orissa in Eastern India. Vedanta Alumina expects that the refinery will be commissioned in March 2007.
      Vedanta Alumina also plans to invest an estimated Rs. 96,495 million ($2,100.0 million) to develop a greenfield 500,000 tpa aluminum smelter, together with an associated thermal coal-based 1,215 MW captive power plant, in Jharsuguda, in the State of Orissa.

Projects and Developments

Lanjigarh Alumina Refinery
      Vedanta Alumina has entered into an agreement with the Orissa Mining Corporation Limited, or OMC, regarding the establishment of the alumina refinery, an aluminum smelter and associated captive power plant in the Lanjigarh district, which is located approximately 450 kilometers from BALCO’s Korba facility. Vedanta Alumina estimates that the initial cost of the project will be approximately Rs. 36,760 million ($800.0 million). Subject to OMC obtaining a mining lease for the Lanjigarh mines, OMC and Vedanta Alumina have agreed to set up a joint venture company to operate the mines. Subject to obtaining the necessary leases, permits and approvals, Vedanta Alumina expects that the alumina refinery and captive power plant will be commissioned by March 2007. The pre-commissioning activities for the alumina refinery are currently in an advanced stage. The subsystem cold water trials are in progress and the hot water trials and the caustic concentration buildup are expected to be completed by December 2006. Bauxite charging into the refinery is expected to begin in December 2006 and alumina production is expected to begin in February 2007, which is expected to be stabilized by March 2007. Concurrently progressive commissioning of the boilers at the captive power plant is currently underway and is expected be completed by March 2007.
      Development of the mine and commencement of operations at the alumina refinery at Lanjigarh are subject to litigation before the High Court of Orissa and the Supreme Court of India. See “Risk Factors — Risks Relating to Our Business — Our operations are subject to extensive governmental and environmental regulations which have in the past and could in the future cause us to incur significant costs or liabilities or interrupt or close our operations, any of which events may adversely affect our results of operations,” “Risk Factors — Risks Relating to Our Business — Defects in title or loss of any leasehold interests in our properties could limit our ability to conduct operations on our properties or result in significant unanticipated costs” and “— Litigation.” Alumina from the proposed Orissa refinery is expected initially to be transported to BALCO’s aluminum smelter at Korba for processing or sold on the domestic or export markets.

Jharsuguda Aluminum Smelter
      Vedanta Alumina plans to invest an estimated Rs. 96,495 million ($2,100.0 million) in the Jharsuguda project, which involves the development of a greenfield 500,000 tpa aluminum smelter, together with an associated thermal coal-based 1,215 MW captive power plant, in Jharsuguda, Orissa in India.
      The Jharsuguda project will be implemented in two phases of 250,000 tpa each and pre-construction work commenced in the second quarter of 2006. Construction of the first phase is expected to be completed in the second half of 2009 and the second phase is expected to be completed by the end of 2010. The associated thermal coal-based captive power plant will be comprised of nine units of 135 MW each, five of which will be commissioned as part of the first phase. The commissioning of the captive power plant units is scheduled to meet the power requirements of the new Jharsuguda smelter and all other power requirements of the facility.
      Vedanta Alumina’s planned investment in Jharsuguda includes the costs of building the smelter, the associated power facilities and all necessary infrastructure including railway networks, water pipelines and a township for employees, and it has applied to set up a special economic zone. A special economic zone is a designated duty-free enclave approved by the Government of India which is treated as foreign territory for purposes of trade operations, duties and tariffs. For the import or procurement of capital goods, raw materials, consumables, spares and other products into the special economic zone, there is no customs duty or excise duty. There is 100% income tax exemption for a period of five years, a 50% income tax exemptions for a period of two years and an exemption for up to 50% of profits that are reinvested into the zone for a period three years under Section 10-A of the Income Tax Act 1961, or the Income Tax Act.
Our Future Commercial Power Generation Business

Overview
      Demand for power in India to support its growing economy has in recent years exceeded supply. Per capita consumption of power in India, despite having increased significantly in recent years, continues to lag behind power consumption in other leading developed and emerging economies by a large margin. See “Overview of Industries — Commercial Power Generation Business — Consumption.” India has large thermal coal resources, and the coal industry is in a process of government deregulation that is expected to increase the availability of coal. We believe these factors make the power generation business an attractive growth opportunity in India and that, by leveraging our project execution and operating skills in building and operating captive power plants, we may compete successfully in this business.

Our Experience with Captive Power Plants
      We have been building and operating captive power plants since 1997. As of June 30, 2006, the total power generating capacity of our captive power plants was 1,040 MW, of which 964 MW was from thermal coal-based power plants and 694 MW was from two thermal coal-based power plants completed within the last three years.
      The following table sets forth information relating to our existing captive power plants:

Year Commissioned	Capacity	Location	Fuel Used

	(MW)
1988(1)	270	Korba	Thermal coal
1997	24	Tuticorin	Liquid fuel
2003	29	Debari	Liquid fuel
2005	23	Tuticorin	Liquid fuel
2005	154	Chanderiya	Thermal coal
2006	540	Korba	Thermal coal

Total	1,040

Note:

(1)	Commissioned by BALCO prior to our acquisition of BALCO in 2001.
     We also have a thermal coal-based 77 MW captive power plant under construction at Chanderiya.
      We have been successful in building captive power plants at reasonable cost through our partnerships with a number of established suppliers. Our captive power plants at Chanderiya and Korba were commissioned at a capital cost of Rs. 4,466 million, or Rs. 29 million per MW, and Rs. 13,068 million, or Rs. 24 million per MW, respectively.

Our Plans for Commercial Power Generation

Sterlite Energy — Orissa
      In July 2006, our board of directors resolved and our shareholders subsequently approved a new strategy for us to enter into the power generation business in India. We intend to build a pit-head thermal coal-based power facility in the State of Orissa, which project will be pursued by our wholly-owned subsidiary Sterlite Energy. The plant is intended to have a total capacity of 3,600 MW and is proposed to be executed in two phases. The first phase is for 2,400 MW (comprising four units of 600 MW each) and the second phase is for 1,200 MW (comprising two units of 600 MW each).
      Sterlite Energy has commenced construction of the first phase of the project. We intend to invest approximately Rs. 87,305 million ($1,900.0 million) over the next four years to build the first phase totaling 2,400 MW. Sterlite Energy has entered into contracts which provide for, among other things, the design and engineering of a facility, manufacture, procurement and supply of plant and equipment to bring into commercial operation a thermal coal-based power plant. Our board of directors has not yet approved the second phase, which in order to proceed would require approval of our board of directors and notice to be provided to the contractor to proceed with the construction within 12 months of May 10, 2006. Any delay in providing this notice or in canceling the second phase may result in us incurring costs and making additional payments.

      According to the Energy Information Administration, a statistical agency of the United States Department of Energy, India has the fourth largest coal reserves in the world. According to the Ministry of Coal of the Government of India, the State of Orissa has approximately 25% of India’s coal resources of 247 billion tons. The plant would require approximately 13 million tpa of coal, which would be obtained from coal blocks to be alloted. Currently, no specific coal blocks have been identified or allotted to Sterlite Energy. Sterlite Energy is in discussions with Mahanadi Coalfields Ltd., Orissa, a Government of India undertaking, to obtain a coal linkage through a long-term supply arrangement.
      Further, Sterlite Energy entered into a memorandum of understanding with the State Government of Orissa under which the government has agreed to assist us in our acquisition of approximately 3,000 acres of land for the power facility, including the rehabilitation and resettlement of persons to be displaced, the obtaining of environmental clearances, the allocation of coal blocks, long-term coal linkages, water allocations and the sourcing of power during the construction period. The process of making arrangements for a water reservoir, railway marshalling yard, coal stockpile, ash pond and other required facilities is currently underway. The memorandum of understanding provides for approximately 600 MW of power to be supplied to the State Government of Orissa. In addition, the memorandum of understanding also provides that the power generated from the facility in excess of a plant load factor of 80% will be made available to the State Government of Orissa at a variable price plus an incentive to be determined by the CERC. The power generated from the plant would be sold to entities including SEBs and power trading companies. In order to sell the power to more than one state, we would be required to create an evacuation system through a 400 KV or 765 KV power transmission line and a substation approximately 200 kilometers from the plant.
      Sterlite Energy also entered into a memorandum of understanding with PTC on April 12, 2006 for the sale of approximately 600 MW of power from the first phase of the thermal coal-based 3,600 MW power facility proposed to be constructed by it in the State of Orissa. The memorandum of understanding also provided that in the event of a sale of power through competitive bidding to any SEB or distribution company, either PTC will participate or the parties will jointly bid in the bidding process to the extent of 600 MW. Thus, Sterlite Energy may not be able to individually participate in any bidding process in relation to such portion. This memorandum of understanding is valid for a period of one year from the date of execution.

BALCO — Chhattisgarh
      On October 7, 2006, BALCO entered into a memorandum of understanding with the Government of Chhattisgarh, India, and the CSEB under which feasability studies will be undertaken for a potential investment of approximately Rs. 50,000 million ($1,088.1 million) to build a thermal coal-based 1,200 MW power facility, along with an integrated coal mine, in the State of Chhattisgarh. Any entry by BALCO into the commercial power generation business would require the approval of its lenders, its board of directors and its shareholders, including the specific consent of the Government of India and an amendment to its memorandum of association.

HZL — Wind power plants
      HZL’s board of directors has recently approved the establishment of two wind power plants with a combined capacity of up to 75 MW and at an estimated cost of Rs. 4,000 million ($87.1 million). These wind power plants would be set up in the State of Gujarat in Western India and the State of Karnataka in Southwestern India in a phased manner during the second half of fiscal 2007 and fiscal 2008. The electricity from these wind power plants would be sold to state SEBs. This project is anticipated to be funded through internal accruals and will benefit from the various tax incentives available under the Indian Income Tax Act, 1961. Work has not yet begun on this project.

Other Opportunities in Power
      A recent initiative of the Ministry of Power of the Government of India offers private developers an opportunity to establish super critical thermal coal-based power plants of 3,500 MW to 3,800 MW each, at six different locations in India (each an UMPP). Private developers will be selected on the basis of competitive bidding and under the initiative will have the benefit of the assured purchase of power generated and payment security mechanisms.
      The Government of India has opened bidding with respect to two of the UMPPs, both of which we have pre-qualified for. We are now eligible and intend to submit price bids for such UMPPs.

Risks in Commercial Power Business
      There will be risks involved in entering into the commercial power generation business. See “Risk Factors — Risks Relating to Our Business — We intend to develop a commercial power generation business, a line of business in which we have limited experience, a project from which we may never recover our investment or realize a profit and which may result in our management’s focus being diverted from our core copper, zinc and aluminum businesses” and “Risk Factors — Risks Relating to Our Business — If any power facilities we build and operate as part of our future commercial power generation business do not meet operating performance requirements and agreed norms as may be set out in our agreements, or otherwise do not operate as planned, we may incur increased costs and penalties and our revenues may be adversely affected” for more details.
Exploration and Development Activities
      We are engaged in ongoing exploration activities to locate additional ore bodies in India and Australia. We spent approximately Rs. 126 million ($2.7 million) in fiscal 2006 on exploration.
      The focus of our exploration has been sediment hosted zinc deposits in India. Bauxite exploration concentrates on delineating and evaluating known deposits within economic transport distance of our alumina refinery at Korba.
Options to Increase Interests in HZL and BALCO

Call Options Over Shares in HZL
      On April 11, 2002, we acquired a 26.0% interest in HZL from the Government of India through our subsidiary SOVL. At the time of the acquisition, we owned 80.0% of SOVL and SOTL, owned the remaining 20.0%. On February 2003, SOTL transferred its 20.0% interest in SOVL to us and SOVL became our wholly-owned subsidiary. SOVL subsequently acquired a further 20.0% interest in HZL through an open market offer. The total cash consideration paid by SOVL for the acquisition of the 46.0% interest in HZL was Rs. 7,776 million.
      Upon SOVL’s acquisition of the 26.0% interest in HZL, the Government of India and SOVL entered into a shareholders’ agreement to regulate, among other things, the management of HZL and dealings in HZL’s shares. The shareholders’ agreement provides that as long as SOVL holds at least 26.0% of the share capital of HZL, SOVL is entitled to appoint one more director to the board of HZL than the Government of India and is entitled to appoint the managing director. In addition, as long as the shareholders’ agreement remains in force, the Government of India has the right to appoint at least one director to the board of HZL.
      There are also various other matters reserved for approval by both the Government of India and SOVL, including amendments to HZL’s Articles of Association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures, a discounted rights issue and the granting of loans or provision of guarantees or security to other companies under the same management as HZL.
      Under the shareholders’ agreement, the Government of India also granted SOVL two call options to acquire all the shares in HZL held by the Government of India at the time of exercise. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital at a cost of Rs. 3,239 million on November 12, 2003, taking our interest in HZL to 64.9%.
      The shareholders’ agreement provides that prior to selling shares in HZL to a third party, either party must first issue a sale notice offering those shares to the other party at the price it intends to sell them to the third party. However, a transfer of shares, representing not more than 5.0% of the equity share capital of HZL, by the Government of India to the employees of HZL is not subject to such right of first refusal by SOVL. As of March 31, 2006, the Government of India has transferred shares representing 1.5% of HZL’s share capital to the employees of HZL. The shareholders’ agreement also provides that if the Government of India proposes to make a sale of its shares in HZL by a public offer prior to the exercise of SOVL’s second call option, then SOVL shall have no right of first refusal.
      The second call option provides SOVL a right, exercisable on or after April 11, 2007, to acquire the Government of India’s remaining 29.5% shareholding in HZL, subject to the right of the Government of India to transfer up to 3.5% of the issued share capital of HZL to employees of HZL, in which case the number of shares that SOVL may purchase under the second call option will be reduced accordingly. The second call option is also subject to the right of the Government of India to sell its shareholding in HZL through a public offer prior to the exercise of our call option, which according to press reports it is taking steps to carry out. Such a public offer would not be subject to SOVL’s right of first refusal and the second call option would be exercisable only for shares, if any, held by the Government of India on the date of exercise of the second call option. Under the shareholders’ agreement, upon the issuance of a notice of exercise of the second call option by us to the Government of India, we shall be under an obligation to complete the purchase of the shares, if any, then held by the Government of India, within a period of 60 days from the date of such notice. The exercise price for the second call option will be equal to the fair market value of the shares as determined by an independent appraiser. In determining the fair market value of the shares, the independent appraiser may take into consideration a number of factors including, but not limited to, discounted cash flows, valuation multiples of comparable transactions, trading multiples of comparable companies, SEBI guidelines and principles of valuation, the minority status of the shares, the contractual rights of the shares and the current market price of the shares. Based solely on the market price of HZL’s shares on the BSE on November 20, 2006 of Rs. 893.95 ($19.44) per share, and not including the other factors that the independent appraiser may consider, one possible estimation of the exercise price to acquire all of the Government of India’s 124,795,059 shares of HZL would be Rs. 105,321 million ($2,292.1 million). If the Government of India sells its remaining ownership interest in HZL, we may look into alternative means of increasing our ownership interest in HZL, though there is no assurance that such alternative means would be available and achievable on reasonable terms, or at all.
      The validity of the divestment of the shares of HZL by the Government of India to us is currently pending adjudication before the Supreme Court of India. A public interest litigation was filed by a private citizen before the High Court of Rajasthan, Jodhpur, on November 5, 2003, against HZL, SOVL, the Government of India and others challenging the Government of India’s divestment of shares of HZL to us on the same grounds as a September 2003 decision of the Supreme Court of India relating to the proposed divestment of the shares of the Government of India in the Hindustan Petroleum Corporation Limited, or HPC, and Bharat Petroleum Corporation Limited, or BPC. Such decision held that the Government of India could not exercise its executive power to divest these shares as the assets of HPC and BPC were vested in these companies pursuant to Acts of Parliament, which only permitted ownership of the assets by government-owned companies, and also held that these divestments could not be undertaken without repealing or appropriately amending the provisions of the Acts of Parliament.
      The lawsuit regarding HZL asserts that the same reasoning that applied in the decision regarding HPC and BPC should apply in the case of HZL since the assets of the Metal Corporation of India were vested in HZL pursuant to the Metal Corporation of India (Acquisition of Undertaking) Act, 1966, which required the ownership of the assets only to be vested in government-owned companies. HZL continues to own and operate the assets and has subsequently substantially expanded its smelting facilities and mining operations. However, at the time SOVL acquired its 26.0% interest in HZL and a further 20.0% through an open market offer, this act had not been amended to permit the ownership of the assets of the Metal

Corporation of India by non government-owned companies, and this is the matter at challenge before the Supreme Court of India.
      The Supreme Court of India has directed that all pending challenges to divestment of government-owned companies shall be heard together by a larger bench of the Supreme Court of India. These matters, along with the HZL case, are currently pending before the Chief Justice of India and the next date of hearing is yet to be fixed. See “Risk Factors — Risks Relating to Our Business — The validity of the Government of India’s divestment of 64.9% of HZL to us is currently pending adjudication and our option to purchase the Government of India’s remaining shares in HZL may be challenged.”

Call Option Over Shares in BALCO
      On March 2, 2001, we acquired a 51.0% interest in BALCO from the Government of India for a cash consideration of Rs. 5,532 million. On the same day, we entered into a shareholders’ agreement with the Government of India and BALCO to regulate, among other things, the management of BALCO and dealings in BALCO’s shares. The shareholders’ agreement provides that as long as we hold at least 51.0% of the share capital of BALCO, we are entitled to appoint one more director to the board of BALCO than the Government of India and are entitled to appoint the managing director. There are various other matters reserved for approval by both the Government of India and us under the shareholders’ agreement, including amendments to BALCO’s Articles of Association, the commencement of a new business, non-pre-emptive issues of shares or convertible debentures and the provision of loans or guarantees or security to other companies under the same management as BALCO.
      Under the shareholders’ agreement, if either the Government of India or we wish to sell our shares in BALCO to a third party, the selling party must first offer the shares to the other party at the same price at which it is proposing to sell the shares to a third party. The other party shall then have the right to purchase all, but not less than all, of the shares so offered. If a shareholder does not exercise its first right of refusal it shall have a tag along right to participate in the sale pro rata and on the same terms as the selling party, except that if the sale is by the Government of India by way of public offer the tag along right will not apply. However, a transfer of shares representing not more than 5.0% of the equity share capital of BALCO by the Government of India to the employees of BALCO is not subject to such right of first refusal by Sterlite.
      The Government of India also granted to us an option to acquire the remaining shares in BALCO held by the Government of India at the time of exercise. The exercise price is the higher of:

•	the fair value of the shares on the exercise date, as determined by an independent valuer; and

•	the original sale price (Rs. 49.01 per share) together with interest at a rate of 14% per annum compounded half yearly from March 2, 2001 through the exercise date, less all dividends received by the Government of India since March 2, 2001 through the exercise date.
      On March 19, 2004, we exercised our option to acquire the remaining 49.0% of BALCO’s issued share capital held by the Government of India at that time. Thereafter, the Government of India sought several extensions of the time to complete the sale of the shares as well as interest during this additional time period. On June 7, 2006, the Government of India contended that the clauses of the shareholders agreement relating to our option violate the provisions of Section 111A of the Indian Companies Act by restricting the right of the Government of India to transfer its shares and that as a result the shareholder’s agreement is null and void. The Government of India has also expressed an intention to exercise its right to sell 5.0% of BALCO to BALCO employees.
      We have instituted a petition before the High Court at Delhi seeking that the High Court direct the Government of India to deposit with it at least 44.0% of the equity shares in BALCO and that the High Court further grant an injunction to restrain the Government of India from selling, transferring, pledging or mortgaging or in any other way disposing of or encumbering its shareholding in BALCO in favor of any third party. The Government of India retains the right to sell its shares representing 5.0% of BALCO to BALCO employees.

      Subsequently, the Government of India notified us that it would require us to amicably negotiate or, if that fails, commence informal mediation as provided for under the terms of the shareholders’ agreement. The High Court of Delhi on August 7, 2006 directed that negotiations between the parties take place expeditiously. Negotiations are currently underway between us and the Government of India. The next date of hearing before the High Court of Delhi in this matter has been fixed for January 10, 2007.
      See “Risk Factors — Risks Relating to Our Business — The Government of India has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.”
Employees
      As of October 31, 2006, we had approximately 12,658 employees as follows:

Company	Location	Primary Company Function	Total Employees

Copper
Sterlite Industries (India) Limited	India	Copper smelting and refining	1,099
Copper Mines of Tasmania Pty Ltd	Australia	Copper mining	98
Zinc
Hindustan Zinc Limited	India	Zinc and lead production	6,221
Aluminum
Bharat Aluminium Company Limited	India	Aluminum production	5,236
Power
Sterlite Energy Limited	India	Commercial power generation	4
      The majority of our workforce is unionized. Employees of HZL and BALCO are members of registered trade unions such as Bharat Aluminum Mazdoor Sangh for BALCO and Hindustan Zinc Workers Federation for HZL, and are affiliated with national trade unions such as the Indian National Trade Union Congress. We believe that relations with our employees and unions are good, though we have in the past and may in the future experience strikes and industrial actions or disputes. See “Risk Factors — Risks Relating to Our Business — Our operations are subject to operating risks that could result in decreased production, increased cost of production and increased cost of or disruptions in transportation, which could adversely affect our revenue, results of operations and financial condition.”
      We have a strong ongoing institutional commitment to the health and safety of our employees and achieving sustainable development in harmony with the communities and environments in which we operate. Proactively complying with and exceeding the requirements of regulatory guidelines, utilizing environment friendly technologies in our expansions and modernizations and implementing programs to support communities around our facilities are core to our business strategy. All of our mines, refineries and smelters in India, except for our Bodai-Daldali mine, have received both International Standards Organization (ISO) 14001 and Occupational Health and Safety Assessment Series (OHSAS 18001) certifications, which are internationally recognized environmental and occupational health and safety management systems certifications. We are in the process of obtaining the ISO 14001 and OHSAS 18001 certifications for our Bodai-Daldali mine. We are committed to providing a healthy and safe working environment, to promoting empowerment, commitment and accountability of our employees and to being an equal opportunity employer. We actively initiate and participate in a variety of programs to contribute to the health, education and livelihood of the people in the local communities in which we operate, including through support of schools, educational programs and centers, women empowerment programs, hospitals and health centers. We constantly seek out and invest in new technologies and operational improvements to minimize the impact of our operations on the environment, including through energy conservation measures, reductions in sulphur dioxide gas and other air emissions, water conservation and recycling measures, reductions in wastewater discharges and proper waste management. We also invest in programs to promote reforestation and better agricultural practices.

Insurance
      We maintain property insurance which protects against losses relating to our assets arising from fire, earthquakes or terrorism and freight insurance which protects against losses relating to the transport of our equipment, product inventory and concentrates. However, our insurance does not cover other potential risks associated with our operations. In particular, we do not have insurance for business interruptions or certain types of environmental hazards, such as pollution or other hazards arising from our disposal of waste products and, for a substantial part of our business, terrorist insurance. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on our financial condition or results of operations. Moreover, no assurance can be given that we will be able to maintain existing levels of insurance in the future at the same rates. See “Risk Factors — Risks Relating to Our Business — Our insurance coverage may prove inadequate to satisfy future claims against us.”
      Following this offering we and our directors and officers will be subject to US securities and other laws, and in order to attract, and retain qualified board members and executive officers, we may need to obtain directors’ and officers’ liability insurance. There can be no assurance that we will be able to obtain directors’ and officers’ liability insurance at reasonable cost, or at all.
Litigation
      Except as described below, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened, of which we are aware) which we believe could reasonably be expected to have a material adverse effect on our results of operations or financial position.

We have commenced proceedings against the Government of India which has disputed our exercise of the call option to purchase its remaining 49.0% ownership interest in BALCO.
      Certain proceedings are ongoing before the High Court of Delhi with respect to our exercise of our call option to acquire the remaining shares of BALCO held by the Government of India. See “— Options to Increase Interests in HZL and BALCO.”

A public interest litigation proceeding has been filed to challenge the validity of the divestment of HZL’s shares by the Government of India and is currently pending adjudication by the Supreme Court of India.
      A public interest litigation has been filed before the High Court of Rajasthan in Jodhpur against the Government of India, HZL, SOVL and others, challenging the sale of shares in HZL by the Government of India. See “— Options to Increase Interests in HZL and BALCO.”

We are involved in certain litigation seeking cancellation of permits and environmental approval for the alleged violation of certain air, water and hazardous waste management regulations at our Tuticorin plant.
      We are defendants in a number of writ petitions filed before the High Court of Madras by the National Trust for Clean Environment and certain private citizens in relation to the operations of our smelter at Tuticorin in the State of Tamil Nadu, India. These writ petitions allege that sulphur dioxide emissions from our copper smelting operations at Tuticorin are causing air, water and hazardous waste pollution resulting in damage to the marine ecosystem and the lives of people living in and around Tuticorin. The petitioners are seeking an order from the High Court of Madras for discontinuation of our current operations at Tuticorin and revocation of the environmental permits granted to us by the Tamil Nadu Pollution Control Board, or TNPCB, and the Ministry of Environment and Forests, or MoEF, in relation to our Tuticorin smelter plant.
      Further, following an inspection of our Tuticorin unit on September 12, 2005, the TNPCB issued three show cause notices alleging violations of air, water and hazardous waste pollution standards at the Tuticorin plant. These notices alleged that we have failed to meet the conditions set out in the environmental consents granted for our operations, including the failure to implement purifying and monitoring systems, limit the size of certain disposal facilities and maintain sufficient storage and waste disposal facilities. The show cause notices require us to show cause as to why an order of closure of the Tuticorin plant should not be passed against us and why penal action under the relevant environmental legislations should not be taken. We have responded to the notices by contesting these allegations on the grounds that all the necessary conditions of the consent letters had been complied with. The TNPCB has to date not responded.
      If the TNPCB rejects our responses, the TNPCB may initiate penal action against us, which could lead to imposition of fines, initiation of criminal proceedings against those directly in charge of and responsible for the conduct of our business, stoppage of water, electricity or other services to Tuticorin or order closure of the plant. Further, if the orders of the TNPCB are not complied with, the TNPCB is authorized to initiate eviction processes.

Petitions have been filed in the Supreme Court of India and the High Court of Orissa to seek the cessation of construction of Vedanta Alumina’s refinery in Lanjigarh and related mining operations in Niyamgiri Hills.
      In 2004, a writ petition was filed against us, Vedanta Alumina, the State of Orissa, the Republic of India, OMC, the OIDC, and others by a private individual before the High Court of Orissa. The petition alleges that the proposed grant of the mining lease by the OMC to Vedanta Alumina and us to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa would violate the provisions of the Forest (Conservation) Act, 1980, or the Forest Act. The petition further alleges that the felling of trees and construction of the alumina refinery by us and Vedanta Alumina and the development of the mine is in violation of the Forest Act and would have an adverse impact on the environment. The petition sought, among other things, to restrain the grant of the mining lease to mine bauxite in the Niyamgiri Hills at Lanjigarh in the State of Orissa by the OMC to Vedanta Alumina and us, to declare the memorandum of understanding entered into between the OMC and Vedanta Alumina void, a court direction for the immediate cessation of construction of the alumina refinery by Vedanta Alumina and an unspecified amount of compensation from us and Vedanta Alumina for damage caused to the environment. The court has not yet admitted this matter for hearing.
      Certain non-governmental organizations and individuals filed interlocutory applications in 2004 alleging violations of forest conservation laws by Vedanta Alumina’s refinery project at Lanjigarh and the related mining operations in the Niyamgiri Hills. These interlocutory applications were filed in an environment-related public interest litigation brought before the Supreme Court of India. A Central Empowered Committee, or CEC, set up by the Supreme Court of India, issued a report dated September 21, 2005 which expressed the view that the MoEF should not have permitted the alumina refinery project to commence construction before undertaking an in-depth study about the ecological effects of the proposed bauxite mine on the ecology surrounding the Niyamgiri Hills and that the project would result in the displacement of indigenous tribals. The CEC further stated that Vedanta Alumina was in violation of certain environmental clearances granted by the MoEF to Vedanta Alumina for the construction of the alumina refinery and recommended that the Supreme Court of India revoke such clearances and prohibit further work on the project. The Supreme Court of India directed that an in-depth report be prepared on the matter by the MoEF, which it has yet to file.
      While the development of the mines has been the subject of these disputes, Vedanta Alumina has continued construction of its alumina refinery, which is expected to be commissioned in March 2007, subject to the receipt of mining approvals for the mines in the Niyamgiri Hills. The alumina refinery is located adjacent to the mines as it was contemplated that it would source bauxite from the mines. The environmental clearance granted by the MoEF in respect of the alumina refinery specifies that Vedanta Alumina must obtain approval for the sourcing of bauxite from the linked mines in the Niyamgiri Hills before commencing commercial operations at the alumina refinery. As the alumina refinery is nearing completion and bauxite remains unavailable from the mines due to the ongoing legal proceedings, Vedanta Alumina has sought and obtained the approval of the MoEF to source up to one million tons of bauxite from third parties for trial runs and other purposes. However, an adverse outcome of the legal proceedings before the High Court of Orissa and the Supreme Court of India or the failure to obtain regulatory approvals may delay or prevent Vedanta Alumina from obtaining additional bauxite for its alumina refinery, operating the mines in a timely manner, or at all, or commencing commercial operations at the refinery and source bauxite from third parties in a timely manner, or at all. Any of these events may have a material adverse effect on Vedanta Alumina’s business, results of operations, financial condition and prospects and, in turn, on us as a result of our equity ownership interest in Vedanta Alumina.
      We and Vedanta Alumina have entered into three separate leases with the OIDC which specify that we and Vedanta Alumina are required to start construction at the three sites that are the subject of the leases within a stipulated time period and to subsequently install plant and machinery and begin commercial production within a specified period from the date of taking possession of the premises. As a result of the pending litigation with respect to the Lanjigarh facility, Vedanta Alumina has not been in compliance with the conditions of the leases. We and Vedanta Alumina have not received any notice from the OIDC with respect to such non-compliance. Vedanta Alumina has applied to the OIDC for an extension of the terms of the leases.

BALCO is involved in various litigations in relation to the alleged encroachment of land on which the Korba facility is situated and the State Government of Chhattisgarh has issued notices to BALCO alleging that BALCO had encroached on state-owned land.
      BALCO has occupied certain land on which the Korba facility is situated since its establishment, which is the subject matter of a dispute for alleged encroachment by BALCO on government-owned land, among others.
      BALCO petitioned the High Court of Chhattisgarh in 1996 to direct the State Government of Chhattisgarh to execute a lease deed in respect of this land in BALCO’s favor. The High Court of Chhattisgarh passed an interim order in 2004 directing that the State Government of Chhattisgarh take no action against BALCO.
      In 2005, in response to several show cause notices issued against BALCO alleging encroachment of government land, BALCO filed an amendment petition with the High Court of Chhattisgarh seeking to quash these show cause notices. The High Court of Chhattisgarh directed that the status quo be maintained and that BALCO should not engage in any deforestation activities on the land until the next hearing date, which has not yet been determined.
      BALCO has no formal lease deed in relation to this land. If this matter is decided in favor of the State Government of Chhattisgarh, we may be evicted from the land on which our Korba facility is situated, which would have a material adverse effect on our aluminum business.
      A writ petition has also been filed by an organization known as “Sarthak” before the Supreme Court of India alleging encroachment by BALCO over the land on which the Korba facility is situated. It alleges that the land belongs to the State Government of Chhattisgarh and that BALCO has engaged in illegal felling of trees on that land. This petition has been admitted by the Supreme Court of India, though the next hearing date has not yet been determined.

Appeal proceedings in the High Court of Bombay brought by SEBI to overrule a decision by the Securities Appellate Tribunal, or SAT, that we have not violated regulations prohibiting fraudulent and unfair trading practices.
      In April 2001, SEBI ordered prosecution proceedings to be brought against us, alleging that we have violated regulations prohibiting fraudulent and unfair trading practices and also passed an order prohibiting us from accessing the capital markets for a period of two years. This order of SEBI was overruled by the SAT on October 22, 2001 on the basis of lack of sufficient material evidence to establish that we had directly or indirectly engaged in market manipulation and that SEBI had exercised its jurisdiction incorrectly in prohibiting us from accessing the capital markets. On November 9, 2001, SEBI appealed to the High Court of Bombay. A hearing date has not been fixed.
      SEBI’s order was based on its finding that we had manipulated the price of our shares in connection with our proposed acquisition of shares in the Indian Aluminium Company Limited, or INDAL, and our proposed open offer to the shareholders of INDAL in 1998. SEBI also alleged that MALCO, our associate company, provided funds to an entity we allegedly controlled to enable its associate to purchase our shares, as part of a connected price manipulation exercise.
      In the event the High Court of Bombay decides the above matters unfavorably against us, we may be prohibited from accessing the capital markets for a period of two years and may become liable to pay penalties. Further, certain of our key officers and directors may be imprisoned, which would have an adverse effect on our business and operations.
      In addition to the civil proceedings, SEBI also initiated criminal proceedings before the Court of the Metropolitan Magistrate, Mumbai, against us, our Non-Executive Chairman, Mr. Anil Agarwal, our Director, Mr Tarun Jain, and the Chief Financial Officer of MALCO at the time of the alleged price manipulation. When SEBI’s order was overturned in October 2001, we filed a petition before the High Court of Bombay to quash those criminal proceedings on the grounds that the SAT had overruled SEBI’s order on price manipulation. An order has been passed by the High Court of Bombay in our favor, granting an interim stay of the criminal proceedings. The matter is pending at the stage of final arguments. The next date of hearing has not yet been notified.

BALCO is contesting the decision of the CSEB to increase electricity tariff.
      The Chhattisgarh State Electricity Regulatory Commission, or the CSERC, in its Captive Power Policy effective March 1, 2006 removed the requirement of payment of minimum charges on contract demand and levied parallel charges of Rs. 10 per KVA. Further, a demand charge of Rs. 380 per KVA was imposed. BALCO has filed a revision petition before the CSERC seeking the restoration of demand charges to Rs. 190 KVA, in reliance upon the order of the CSERC dated October 17, 2005 which had reduced the demand charges to Rs. 190 per KVA, provided the total use of power from the CSEB was limited to 20% of the total contract demand.
      A hearing was held on October 19, 2006 at which the CSERC clarified that the order of October 17, 2005 would continue to be effective for BALCO. We are waiting for the CSERC’s formal written order on the matter.

Demands against HZL by Department of Mines and Geology.
      The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in August, September and October 2006, aggregating Rs. 3,339 million ($72.7 million) in demand, to HZL in relation to alleged unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at its Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In addition, the department has also demanded an aggregate of Rs. 48 million ($1.0 million) by way of alleged arrears in royalty payments at such mines on the grounds that the royalty payments had been incorrectly computed by HZL during the period from April 1971 to March 2000. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and in the months of October and November 2006 obtained a stay in respect of these demands.

Certain of our subsidiaries have been named in legal actions by third party claimants and by Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties.
      Certain of our subsidiaries have been named as parties to legal actions where the claims primarily relate to either the assessable values of sales and purchases or to incomplete documentation supporting our tax returns. We have ongoing disputes with income tax authorities relating to the tax treatment of certain items. The total claims on account of the disputes with sales tax, excise and related tax authorities is

Rs. 2,186 million ($47.6 million), of which Rs. 1,609 million ($35.0 million) has been recorded as current liabilities as of March 31, 2006. The approximate claims by third party claimants amounted to Rs. 1,853 million ($40.3 million) as of March 31, 2006, of which Rs. 73 million ($1.6 million) has been recorded as current liabilities.
Regulatory Matters

Mining Laws
      The Mines and Minerals (Development and Regulations) Act, 1957, as amended, or the MMDR Act, the Mineral Concession Rules, 1960, as amended, or the MC Rules, and the Mineral Conservation and Development Rules, 1988, as amended, or the MCD Rules, govern mining rights and the operations of mines in India. The MMDR Act was enacted to provide for the development and regulation of mines and minerals under the control of India and it lays down the substantive law pertaining to the grant, renewal and termination of reconnaissance, mining and prospecting licenses. The MCD Rules outline the procedures for obtaining a prospecting license or the mining lease, the terms and conditions of such licenses and the model form in which they are to be issued. The MCD Rules lay down guidelines for ensuring mining is carried out in a scientific and environmentally friendly manner.
      The Government of India announced the National Mineral Policy in 1993 to sustain and develop mineral resources so as to ensure their adequate supply for the present needs and future requirements of India in a manner which will minimize the adverse effects of mineral development on the forest, environment and ecology through appropriate protective measures. At the same time, the Government of India also made various amendments to India’s mining laws and regulations to reflect the principles underlying the National Mineral Policy.

Grant of a Mining Lease
      Only the government of the applicable state may grant a mining lease. The mining lease agreement governs the terms on which the lessee may use the land for the purpose of mining operations. If the land on which the mines are located belongs to private parties, the lessee must acquire the surface rights relating to the land from such private parties. If a private party refuses to grant the required surface rights to the lessee, the lessee is entitled to inform the state government and deposit with the state government compensation for the acquisition of the surface rights. If the state government deems that such amount is fair and reasonable, the state government has the power to order a private party to permit the lessee to enter the land and carry out such operations as may be necessary for the purpose of mining. For determining what constitutes a fair amount of compensation payable to the private party, state governments are guided by the principles of the Land Acquisition Act, 1894, as amended, which generally governs the acquisition of land by governments from private individuals. In case of land owned by the government, the surface right to operate in the lease area is granted by the government upon application as per the norms of that state government.
      If the mining operations in respect of any mining lease results in the displacement of any persons, the consent of such affected persons, and their resettlement and rehabilitation as well as payment of benefits in accordance with the guidelines of the applicable state government, including payment for the acquired land owned by those displaced persons, needs to be settled or obtained before the commencement of the mining project. In respect of minerals listed in the First Schedule of the MMDR Act, prior approval of the Government of India is required to be obtained by the state government for entering into the mining lease. The approval of the Government of India is granted on the basis of the recommendations of the state governments, although the Government of India has the discretion to overlook the recommendation of the state governments. On receiving the clearance of the Government of India, the state government grants the final mining lease and prospecting license. The lease can be executed only after obtaining the mine plan approval from the IBM, which is valid for a period of five years. A mining lease for a mineral or prescribed group of associated minerals cannot exceed a total area of 10 square kilometers. Further, in a state (province), one person cannot acquire mining leases covering a total area of more than 10 square kilometers. However, the Government of India may, if necessary in the interest of development of any mineral, relax this requirement.
      The maximum term of a mining lease is 30 years. A mining lease may be renewed for further periods of 20 years or less at the option of the lessee. Renewals are subject to the lessee not being in default of any applicable laws, including environmental laws. The MMDR Act provides that if a lessee uses the minerals for its own industry, then such lessee is generally entitled to a renewal of its mining lease for a period of 20 years, unless it applies for a lesser period. The lessee is required to apply to the relevant state government for the renewal of the mining lease at least one year prior to the expiry of the mining lease. Any delay in applying for a renewal of the mining lease may be waived by the applicable state government provided that the application for renewal is made prior to expiry of the mining lease. In the event that the state government does not make any orders relating to an application for renewal prior to the expiration of the mining lease, the mining lease is deemed to be extended until such time the state government makes the order on the application for renewal.

Protection of the Environment
      The MMDR Act also deals with the measures required to be taken by the lessee for the protection and conservation of the environment from the adverse effects of mining. The MCD Rules require every lessee to take all possible precautions for the protection of the environment and control of pollution while conducting mining operations in any area. The required environmental protection measures include, among others, prevention of water pollution, measures in respect of surface water, total suspended solids, ground water pH, chemicals and suspended particulate matter in respect of air pollution, noise levels, slope stability and impact on flora and fauna and the local habitation. Pursuant to the Supreme Court judgment in M.C. Mehta v. Republic of India, environmental impact assessment clearance from the MoEF, Government of India is also required at the time of renewal of a mining lease if the area under the lease is in excess of 0.05 square kilometers and the mining lease is in respect of a major mineral. However, such environmental impact assessment clearance is not required to be obtained in the event the MoEF has approved the mining project, or the IBM has approved the mining plan with respect to the mining project.

Labor Conditions
      Working conditions of mine laborers are regulated by the Mines Act, 1952, as amended from time to time, which sets forth standards of work, including number of hours of work, leave requirements, medical examination, weekly days of rest, night shift requirements and other requirements to ensure the health and safety of workers employed in mines.

Royalties
      Royalties on the minerals extracted or a dead rent component, whichever is higher, are payable to the relevant state government by the lessee in accordance with the MMDR Act. The mineral royalty is payable in respect of an operating mine from which minerals are removed or consumed and is computed in accordance with a prescribed formula. The Government of India has been granted broad powers to modify the royalty scheme under the MMDR Act, but may not do so more than once every three years.
      In addition, the lessee must pay the occupier of the surface land over the mining lease an annual compensation determined by the state government. The amount depends on whether the land is agricultural or non-agricultural.

Environment Laws
      Our business is subject to environmental laws and regulations. The applicability of these laws and regulations varies from operation to operation and is also dependent on the jurisdiction in which we operate. Compliance with relevant environmental laws is the responsibility of the occupier or operator of the facilities.

      Our operations require various environmental and other permits covering, among other things, water use and discharges, stream diversions, solid waste disposal and air and other emissions. Major environmental laws applicable to our operations include:

The Environment (Protection) Act, 1986 (“EPA”)
      The EPA is an umbrella legislation in respect of the various environmental protection laws in India. The EPA vests the Government of India with the power to take any measure it deems necessary or expedient for protecting and improving the quality of the environment and preventing and controlling environmental pollution. Penalties for violation of the EPA include fines up to Rs. 100,000 million or imprisonment of up to five years, or both.

The Environment Impact Assessment Notification No: 60(E), 1994 (“EIA Notification”)
      The EIA Notification issued under the EPA and the Environment (Protection) Rules, 1986 provides that the prior approval of the MoEF is required in the event any new project in certain specified areas is proposed to be undertaken. To obtain an environmental clearance, we must first obtain a no-objection certificate from the applicable State Pollution Control Board. This is granted after a notified public hearing, submission and approval of an environment impact assessment report that sets out the operating parameters such as the permissible pollution load and any mitigating measures for the mine or production facility and an environmental management plan.

Forest (Conservation) Act, 1980 (“Forest Act”)
      The Forest Act requires consent from the relevant authorities prior to clearing forests by felling trees. The final clearance in respect of both forests and the environment is given by the Government of India, through the MoEF. However, all applications have to be made through the respective state governments who will recommend the application to the Government of India. The penalties for non-compliance can include closure of the mine or prohibition of mining activity, stoppage of the supply of energy, water or other services and monetary penalties on and imprisonment of the persons in charge of the conduct of the business of the company.

Hazardous Wastes (Management and Handling) Rules, 1989 (“Hazardous Wastes Rules”)
      The Hazardous Wastes Rules aim to regulate the proper collection, reception, treatment, storage and disposal of hazardous waste by imposing an obligation on every occupier and operator of a facility generating hazardous waste to dispose such waste without adverse effect on the environment, including through the proper collection, treatment, storage and disposal of such waste. Every occupier and operator of a facility generating hazardous waste must obtain an approval from the Pollution Control Board. The occupier is liable for damages caused to the environment resulting from the improper handling and disposal of hazardous waste and any fine that may be levied by the respective State Pollution Control Boards.

Water (Prevention and Control of Pollution) Act, 1974 (“Water Act”)
      The Water Act aims to prevent and control water pollution as well as restore water quality by establishing and empowering State Pollution Control Boards. Under the Water Act, any individual, industry or institution discharging industrial or domestic waste water must obtain the consent of the relevant State Pollution Control Board, which is empowered to establish standards and conditions that are required to be complied with. If the required standards and conditions are not complied with, the State Pollution Control Board may serve a notice on the concerned person, cause the local Magistrates to pass an injunction to restrain the activities of such person and impose fines.

Water (Prevention and Control of Pollution) Cess Act, 1977 (“Water Cess Act”)
      Under the Water Cess Act, a lessee engaged in mining is required to pay a surcharge calculated based on the amount of water consumed and the purpose for which the water is used. A rebate of up to 25% on the surcharge payable is available to those industries which install any plant for the treatment of sewage or trade effluent, provided that they consume water within the quantity prescribed for that category of industries and also comply with the effluent standards prescribed under the Water Act or the EPA. Penalties for non compliance include imprisonment of any person in contravention of the provisions of the Water Cess Act for a period up to six months or a fine of Rs. 1,000, or both.

Air (Prevention and Control of Pollution) Act, 1981(“Air Act”)
      Pursuant to the provisions of the Air Act, any individual, industry or institution responsible for emitting smoke or gases by way of use of fuel or chemical reactions must obtain the consent of the relevant State Pollution Control Board prior to commencing any mining or manufacturing activity. The State Pollution Control Board is required to grant consent within a period of four months of receipt of an application, but may impose conditions relating to pollution control equipment to be installed at the facilities and the quantity of emissions permitted. The penalties for the failure to comply with the provisions of the Air Act include imprisonment of up to seven years and the payment of a fine as may be deemed appropriate.

Employment and Labor Laws
      We are subject to various labor, health and safety laws which govern the terms of employment of the our laborers at our mining and manufacturing facilities, their working conditions, the benefits available to them and the general relationship between our management and such laborers. These include:

The Industrial Disputes Act, 1947 (“IDA”)
      The IDA seeks to preempt industrial tensions in an establishment and, provide the mechanics of dispute resolution, collective bargaining and the investigation and settlement of industrial disputes between unions and companies. While the IDA provides for the voluntary reference of industrial disputes to arbitration, it also empowers the appropriate government agency to refer industrial disputes for compulsory adjudication and prohibit strikes and lock-outs during the pendency of conciliation proceedings before a board of conciliation or adjudication proceedings before a labor court.

Contract Labor (Regulation and Abolition) Act, 1970 (“CLRA”)
      The CLRA has been enacted to regulate the employment of contract labor. The CLRA applies to every establishment in which 20 or more workmen are employed or were employed on any day of the preceding 12 months as contract labor. The CLRA vests the responsibility on the principal employer of an establishment to register as an establishment that engages contract labor. Likewise, every contractor to whom the CLRA applies must obtain a license and may not undertake or execute any work through contract laborers except in accordance with the license issued.
      To ensure the welfare and health of contract labor, the CLRA imposes certain obligations on the contractor in relation to establishment of canteens, rest rooms, drinking water, washing facilities, first aid and other facilities and payment of wages. However, in the event the contractor fails to provide these amenities, the principal employer is under an obligation to provide these facilities within a prescribed time period.

Employee State Insurance Act, 1948 (“ESIA”)
      The ESIA requires the provision of certain benefits to employees or their beneficiaries in the event of sickness, maternity, disability or employment injury. Every factory or establishment to which the ESIA applies is required to be registered in the manner prescribed under the ESIA. Every employee, including casual and temporary employees, whether employed directly or through a contractor, who is in receipt of wages up to Rs. 6,500 per month, is entitled to be insured under the ESIA. The ESIA contemplates the payment of a contribution by the principal employer and each employee to the Employee State Insurance Corporation.

Payment of Wages Act, 1936 (“PWA”)
      The PWA regulates the payment of wages to certain classes of employed persons and makes every employer responsible for the payment of wages to persons employed by such employer. No deductions are permitted from, nor is any fine permitted to be levied on wages earned by a person employed except as provided under the PWA.

Minimum Wages Act, 1948 (“MWA”)
      The MWA provides for a minimum wage payable by employers to employees. Under the MWA, every employer is required to pay the minimum wage to all employees, whether for skilled, unskilled, manual or clerical work, in accordance with the minimum rates of wages that have been fixed and revised under the MWA. Workmen are to be paid for overtime at overtime rates stipulated by the appropriate government. Contravention of the provisions of this legislation may result in imprisonment up to six months or a fine up to Rs. 500 or both.

Workmen’s Compensation Act, 1923 (“WCA”)
      The WCA makes every employer liable to pay compensation if injury, disability or death is caused to a workman (including those employed through a contractor) due to an accident arising out of or in the course of his employment. If the employer fails to pay the compensation due under the WCA within one month from the date it falls due, the commissioner may direct the employer to pay the compensation amount along with interest and impose a penalty for non-payment.

Payment of Gratuity Act, 1972 (“PGA”)
      Under the PGA, an employee who has been in continuous service for a period of five years is eligible for gratuity upon retirement or resignation. The entitlement to gratuity in the event of superannuation or death or disablement due to accident or disease, will not be contingent on an employee having completed five years of continuous service. The maximum amount of gratuity payable must not exceed Rs. 350,000.
      An employee in a factory is said to be in “continuous service” for a certain period notwithstanding that his service has been interrupted during that period by sickness, accident, leave, absence without leave, lay-off, strike, lock-out or cessation of work not due to the fault to of the employee. The employee is also deemed to be in continuous service if the employee has worked (in an establishment that works for at least six days in a week) for at least 240 days in a period of 12 months or 120 days in a period of six months immediately preceding the date of reckoning.

Payment of Bonus Act, 1965 (“PBA”)
      The PBA provides for the payment of a minimum annual bonus to all employees regardless of whether the employer has made a profit or a loss in the accounting year in which the bonus is payable. Under the PBA every employer is bound to pay to every employee, in respect of the relevant accounting year, a minimum bonus equal to 8.33% of the salary or wage earned by the employee during the accounting year or Rs. 100, whichever is higher. If the allocable surplus, as defined in the PBA, available to an employer in any accounting year exceeds the aggregate amount of minimum bonus payable to the employees, the employer is bound to pay bonuses at a higher rate which is in proportion to the salary or wage earned by the employee and the allocable surplus during the accounting year, subject to a maximum of 20% of such salary or wage. Contravention of the provisions of the PBA by a company will be punishable by imprisonment for up to six months or a fine of up to Rs. 1,000, or both, against persons in charge of, and responsible to the company for, the conduct of the business of the company at the time of contravention.

Employees’ Provident Funds and Miscellaneous Provisions Act, 1952 (“EPFA”)
      The EPFA creates provident funds for the benefit of employees in factories and other establishments. Contributions are required to be made by employers and employees to a provident fund and pension fund established and maintained by the Government of India. The employer is responsible for deducting employees’ contributions from the wages of employees and remitting the employees’ as well as its own contributions to the relevant fund. The EPFA empowers the Government of India to frame various funds such as the “Employees Provident Fund Scheme,” the “Employees Deposit-linked Insurance Scheme” and the “Employees Family Pension Scheme.”

Other Laws

Land Acquisition Act, 1894 (“Land Acquisition Act”)
      As per the provisions of the Land Acquisition Act, the central government or appropriate state government is empowered to acquire any land from private persons for ‘public purpose’ subject to payment of compensation to the persons from whom the land is so acquired. The Land Acquisition Act further prescribes the manner in which such acquisition may be made by the central government or the appropriate state government. Additionally, any person having an interest in such land has the right to object to such proposed acquisition.

MANAGEMENT
Directors, Executive Officers and Other Significant Employees
      The following table sets forth certain information regarding our directors, executive officers and other significant employees as of October 31, 2006:

Name	Age	Position

Directors
Anil Agarwal(1)	53	Non-Executive Chairman
Navin Agarwal	45	Executive Vice-Chairman(2)
Kuldip Kumar Kaura	59	Managing Director and CEO(2)
Tarun Jain(3)	46	Whole Time Director(2)
Dwarka Prasad Agarwal	74	Non-Executive Director
Berjis Minoo Desai(1)(3)(4)(5)	50	Non-Executive Director
Gautam Bhailal Doshi(4)(5)	53	Non-Executive Director
Sandeep H. Junnarkar(1)(3)(4)(5)	55	Non-Executive Director
Ishwarlal Patwari	74	Non-Executive Director
Executive Officers
Dindayal Jalan	50	Chief Financial Officer
Dhanpal Arvind Jhaveri	37	Director of Corporate Strategy
Dilip Golani	40	Senior Vice President and Group Head of Management Assurance
S. Venkatesh	42	President of Group Human Resources
Other Significant Employees
Copper Business
T. Venkatesan	53	Chief Executive Officer, Copper Division
Zinc Business
Mahendra Singh Mehta	50	Chief Executive Officer, HZL and Whole Time Director, HZL(2)
Aluminum Business
Chandra Prakash Baid	53	President, BALCO and Whole Time Director, BALCO(2)
Power Business
C.V. Krishnan	56	Managing Director, Power

Notes:

(1)	Member of the Remuneration Committee.

(2)	A “Whole Time Director” is a director who is employed full-time in rendering services to the management of the company with respect to which he is a director. An individual can be a whole time director with respect to only one company, although he or she may accept the position of non-whole time director in other companies. In addition to Messrs. Tarun Jain, Mahendra Singh Mehta and Chandra Prakash Baid, Messrs. Navin Agarwal and Kuldip Kumar Kaura are also each considered to be a whole time director.

(3)	Member of the Shareholders’ and Investors’ Grievance Committee.
(4)	Member of the Audit Committee.
(5)	Independent director.

Directors
      Anil Agarwal, who founded the Vedanta group in 1976, is our Chairman and was appointed to our board of directors in 1978. Mr. Agarwal is based in the United Kingdom. In addition to his role as Chairman, Mr. Agarwal is also the executive chairman of Vedanta and a director of BALCO, HZL,

SOVL, Vedanta Alumina and Sterlite Paper Limited. Mr. Agarwal was previously our Chairman and Managing Director and CEO from 1980 until the expiration of his term in October 2004. Mr. Agarwal was also the chief executive officer of Vedanta from December 2003 to March 2005. Mr. Agarwal has over 30 years of experience as an industrialist and has been instrumental in our growth and development since our inception. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Navin Agarwal.
      Navin Agarwal is our Executive Vice-Chairman and was appointed to our board of directors in August 2003. His responsibilities as Executive Vice-Chairman include executing our business strategy and managing the overall performance and growth of our organization. Mr. Agarwal joined our company at its inception. In addition to his role as Executive Vice-Chairman, Mr. Agarwal is also the chairman of KCM and MALCO, the deputy executive chairman of Vedanta and a director of BALCO, HZL, Vedanta Alumina, MALCO, SOTL, Sterlite Copper Limited, Sterlite Paper Limited, Sterlite Iron & Steel Company Limited, Sterlite Infrastructure Private Limited, Sterlite Infrastructure Holdings Private Limited, Sterlite Energy, Sterlite Telecables Limited, Sterlite Telecom Limited, Sterlite Telelink Limited and Sterlite Shipping Ventures Private Limited. As between these various positions, Mr. Agarwal is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Certain Relationships and Related Transactions — Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Agarwal has over 20 years of experience in general management and commercial matters. Mr. Agarwal has completed the Owner/ President Management Program at Harvard University and has a Bachelor of Commerce from Sydenham College, Mumbai, India. Mr. Agarwal is the son of Mr. Dwarka Prasad Agarwal and the brother of Mr. Anil Agarwal.
      Kuldip Kumar Kaura is our Managing Director and CEO and was appointed to our board of directors in October 2004. In addition to his role as Managing Director and CEO, Mr. Kaura is also the chief executive officer of Vedanta, the Vice-Chairman and Chief Executive Officer of KCM and a director of HZL, Vedanta Alumina, CMT, TCM, Vedanta and Sterlite Copper Limited. As between these various positions, Mr. Kaura is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Certain Relationships and Related Transactions — Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Kaura was the managing director of HZL from April 2002 to March 2004 and the chief operating officer of Vedanta from December 2003 to March 2005 and the chief executive officer of Vedanta from March 2005 to date. Prior to that, Mr. Kaura served at ABB India as managing director and country manager from 1998 to 2002. Mr. Kaura has a Bachelor of Engineering from the Birla Institute of Technology & Science in Pilani, India.
      Tarun Jain is our Whole Time Director and was appointed to our board of directors in November 2004. Mr. Jain joined our company in 1984 and has over 20 years of experience in corporate finance, accounts, audit, taxation and secretarial practice. He is responsible for our strategic financial matters including finance and accounting, legal and regulatory compliance and risk management. Mr. Jain is a graduate of the Institute of Cost and Works Accountants of India and a Fellow Member of the Institute of Chartered Accountants of India and the Institute of Company Secretaries of India. Mr. Jain is also a director of BALCO, HZL, Vedanta Alumina, SOVL, Twin Star, MALCO, Sterlite Copper Limited, Sterlite Gold Limited, or Sterlite Gold, and Sterlite Shipping Ventures Private Limited.
      Dwarka Prasad Agarwal is our Non-Executive Director and was appointed to our board of directors in 1981. Mr. Agarwal is a trustee of the Sterlite Foundation, which is a social and charitable organization and a director of Vedanta Foundation, a non-profit organization. He has contributed significantly to our development since our inception. Mr. Agarwal is also a director of Volcan, Twin Star Investments Limited, Twin Star Infrastructure Limited, Twin Star Overseas Limited, Twin Star International Limited, Vedanta Foundation, Sterlite Paper Limited, Sterlite Iron & Steel Company Limited, Sterlite Energy, Sterlite Telecables Limited, Sterlite Telecom Limited, Sterlite Telelink Limited, Duratube Limited and Nagreeka Exports Limited. Mr. Agarwal is the father of Mr. Anil Agarwal and Mr. Navin Agarwal.

      Berjis Minoo Desai is our Non-Executive Director and was appointed to our board of directors in January 2003. Mr. Desai is a solicitor and has been the managing partner of Messrs J. Sagar Associates since 2003 specializing in mergers and acquisitions, securities, financial and international business laws and international commercial arbitration. Prior to that, Mr. Desai was a partner at Messrs Udwadia, Udeshi & Desai from 1997 to 2003. Mr. Desai has a Bachelor of Arts and a Bachelor of Law from the University of Mumbai and a Master of Law from the University of Cambridge. The business address of Mr. Desai is Vakil’s House, 18 Sprott Road, Ballard Estate, Mumbai, Maharashtra 400 001. Mr. Desai is also a director of several companies including Praj Industries Limited, Onward Technologies Limited, Adlabs Films Limited, Emcure Pharmaceuticals Limited, Centrum Finance Limited and Vadhavan Port Private Limited.
      Gautam Bhailal Doshi is our Non-Executive Director and was appointed to our board of directors in December 2001. Mr. Doshi is a chartered accountant. Since August 2005, he has been the group managing director of the Reliance ADA Group Limited. Prior to that, he was a partner of RSM & Co. in India from September 1997 to July 2005. Mr. Doshi has 24 years of experience in the areas of audit, finance and accounting. Mr. Doshi has a Bachelor of Commerce from the University of Mumbai and a Master of Commerce from the University of Mumbai and is a Fellow Member of the Institute of Chartered Accountants of India and a member of the Central Council and the Western India Regional Council of the Institute of Chartered Accountants of India. Mr. Doshi is also a director of Reliance Communications Limited, Reliance ADA Group Limited, Reliance Life Insurance Company Limited, Reliance Asset Construction Company Limited, Adlabs Films Limited, Garware Polyester Limited, Kojam Fininvest Limited, Sonata Investments Limited, Doshi Consultancy Private Limited and MediAssist India Private Limited. The business address of Mr. Doshi is Reliance Centre, 3rd Floor, 19 Walchand Hirachand Marg, Ballard Estate, Mumbai, Maharashtra 400 038.
      Sandeep H. Junnarkar is our Non-Executive Director and was appointed to our board of directors in June 2001. Mr. Junnarkar is a solicitor and a partner of Messrs Junnarkar & Associates. Prior to that, he was a partner at Messrs Kanga & Co. from 1981 until 2002. Mr. Junnarkar specializes in banking and corporate law and regularly advises on all aspects of the Exchange Control and FEMA and Securities Contracts (Regulation) Act, 1956. Mr. Junnarkar has a Bachelor of Law from the University of Mumbai and is a member of the Bombay Incorporated Law Society. Mr. Junnarkar is also a director of Ambuja Cement Eastern Limited, Everest Industries Limited, Excel Crop Care Limited, Indian Petrochemicals Corporation Limited, Jai Corp Limited, Sunshield Chemicals Limited, Tilaknagar Industries Limited, Reliance Industrial Infrastructure Limited, Reliance Industrial Investments & Holdings Limited, Reliance Ports and Terminals Limited and IL&FS Infrastructure Development Corporation Limited. The business address of Mr. Junnarkar is 311/312 Embassy Centre, Nariman Point, Mumbai, Maharashtra 400 021.
      Ishwarlal Patwari is our Non-Executive Director and was appointed to our board of directors in November 1976. He has over 45 years of experience as an industrialist and is a Fellow Member of the Institute of Chartered Accountants of India. Mr. Patwari has been the chairman of Nagreeka Exports Limited for the last five years and is also a director of Nagreeka Exports Limited. The business address of Mr. Patwari is 20-22 Kala Bhawan, Mathew Road, Mumbai, Maharashtra 400 004.

Executive Officers
      Dindayal Jalan is our Chief Financial Officer. Mr. Jalan joined our company as the president of our Australian operations and was responsible for the business and operations of CMT and TCM from January 2001 to February 2002 before becoming our chief financial officer (metals). He was appointed as our Chief Financial Officer in March 2003. Mr. Jalan was also appointed as the chief financial officer of Vedanta in October 2005. As between these positions, Mr. Jalan is principally employed by us and devotes most of his time to matters relating to us, though under the shared services agreement described in “Certain Relationships and Related Transactions — Related Transactions” he does from time to time spend a small percentage of his time on matters relating to Vedanta and its subsidiaries. Mr. Jalan has over 27 years of experience working in various companies in the engineering, mining and non-ferrous metals industries. Mr. Jalan received a Bachelor of Commerce from Gorakhpur University, India and is a member of the Institute of Chartered Accountants of India.
      Dhanpal Arvind Jhaveri is our Director of Corporate Strategy and is responsible for our strategic development. Mr. Jhaveri joined our company in June 2004. Prior to joining our company, Mr. Jhaveri was at ICICI Securities Limited where he headed the Investment Banking, M&A Advisory division from April 2002 to June 2004. Between November 1997 to April 2002, Mr. Jhaveri was a partner with KPMG India in the corporate finance department. Mr. Jhaveri has a Bachelor of Commerce from the University of Mumbai and a Masters of Business Administration from Babson College, Graduate School of Business in the United States.
      Dilip Golani is the Senior Vice President of our Management Assurance Department and the Group Head of Management Assurance. Mr. Golani joined our company in 2000 as the head of our management assurance department before becoming the head of our performance improvement department from August 2004 to August 2005. Between September to December 2005, Mr. Golani was also appointed as the head of marketing for HZL and subsequently, in December 2005, he took up the position as head of management assurance for HZL. Mr. Golani has a Bachelor of Engineering from Motilal National Institute of Technology, Allahabad and a Post-Graduate Diploma in Industrial Engineering from the National Institute of Industrial Engineering.
      S. Venkatesh is our President of Group Human Resources. Mr. Venkatesh is responsible for strategic and operational aspects of our human resources. Mr. Venkatesh joined our company in August 2002. Prior to that, Mr. Venkatesh has held various human resources positions with several Indian and multinational companies. He was the executive vice president of the BPL Innovision Business Group from September 2000 to July 2002. Mr. Venkatesh has a Bachelor of Science from Madras University and a Master’s degree in Personnel Management and Industrial Relations from the Tata Institute of Social Sciences, Mumbai.

Other Significant Employees

Copper Business
      T. Venkatesan is the Chief Executive Officer of our copper business and has been responsible for the overall management of our copper business since September 2004. Prior to that, Mr. Venkatesan was the chief financial officer of MALCO from 1999 to 2001, the chief financial officer of our copper business from 2001 to 2002, vice president for our copper operations at Silvassa from 2002 to 2003 and our director of corporate affairs from 2003 to 2004. Mr. Venkatesan has a Bachelor of Economics from Madras University and is an associate member of the Institute of Chartered Accountants of India.

Zinc Business
      Mahendra Singh Mehta is the Chief Executive Officer and Whole Time Director of HZL and has been responsible for our zinc business since August 2005. Mr. Mehta joined our company in 2000 and was appointed the senior vice president of our copper business between October 2001 and November 2002. From November 2002, he was responsible for the marketing of base metals (copper, aluminum, lead and zinc), copper concentrate procurement, zinc concentrate export and tolling and coal procurement as the commercial-director-base metals before joining HZL as its Whole Time Director. Prior to joining our company, Mr. Mehta held various positions in the marketing, finance and commercial departments of various companies in the steel industry, including Lloyds Steel Limited where he was in charge of marketing steel products, working capital finance and the cold rolled coils and galvanized steel projects. Mr. Mehta has a Bachelor of Engineering from the MBM Engineering College, University of Jodhpur and a Master’s degree in Business Management from the Indian Institute of Management, Ahmedabad.

Aluminum Business
      Chandra Prakash Baid is the President and Whole Time Director of BALCO and has been responsible for the aluminum business at BALCO and a director of BALCO since November 2004. Mr. Baid was the President (Operations) and Location Head at the Korba plant of BALCO from September 2003 to November 2004. Prior to that, from January 2001 to August 2003, Mr. Baid was the President (Business Head Unit) of MALCO. Prior to joining MALCO, Mr. Baid had been an Executive Director at Southern Iron & Steel Company Limited and Vice President (SBU-head) at Atul Products Limited and held managerial positions in various functions or units at Hindustan Lever Limited. Mr. Baid has a Bachelor of Mechanical Engineering from the Birla Institute of Technology & Science, Pilani and a Post-Graduate Diploma in Project Management from the Project Management Association, New Delhi.
     Power Business
      C.V. Krishnan is the Managing Director of our power business and has been responsible for the overall management and development of our commercial power generation business since October 2006. Prior to that, Mr. Krishnan was the Chief Executive Officer and Managing Director of KCM. Mr. Krishnan was responsible for KCM’s copper business in Zambia from February 2005 to October 2006. From October 2003 to January 2005, Mr Krishnan was Chief Executive Officer for Shankar Netralaya Medical Resarch Foundation, Chennai, a non-governmental organization and non-profit trust hospital. Prior to that, he was our Chief Executive Officer, Metals from October 2001 to October 2003. Mr. Krishnan was a director of our company and of HZL from October 2001 to February 2005. Mr. Krishnan has been a director of KCM since February 2005. Prior to joining our company in May 1999, he was the Chief Executive Officer and Managing Director of Essar Power Limited. Mr. Krishnan has over 30 years of work experience and has held senior positions in Larsen & Toubro Limited, A.F. Ferguson & Co., Shriram Fertilizers & Chemicals Limited and E.I.D Parry Limited. Mr. Krishnan has a Bachelor of Technology from the Indian Institute of Technology, Channai and a Masters of Business Administration from the Indian Institute of Management, Ahmedabad.
Board Structure and Compensation

Composition of the Board
      Our board of directors currently consists of nine directors. Three of our nine directors are independent directors, namely, Mr. Berjis Minoo Desai, Mr. Gautam Bhailal Doshi and Mr. Sandeep H. Junnarkar.
      Under the Indian Companies Act, our shareholders must approve the salary, bonus and benefits of all directors at an annual general meeting of the shareholders. Mr. Navin Agarwal, Mr. Kuldip Kumar Kaura and Mr. Tarun Jain have entered into service contracts with us which will expire on July 31, 2008, March 31, 2008 and November 23, 2009, respectively. However either we or the director may terminate the respective service contract upon 90 days’ notice to the other party or payment in lieu of. None of their service contracts provide for benefits upon termination of their employment.
      Under the service contracts, each of Messrs. Agarwal, Kaura and Jain is entitled to be paid a basic salary, performance incentives to be determined by our board of directors and perquisites including a housing allowance, medical and insurance reimbursement, club membership fees reimbursement and leave travel concessions for himself and his family. In addition, Mr. Agarwal is entitled to be paid a commission based on our net profits for a particular fiscal year as determined by our board of directors, subject to a maximum allowable under Indian law of 11% of our net profits for the fiscal year. Each of Messrs. Kaura and Jain is entitled to receive a bonus equal to 20% of his respective basic salary. Mr. Kaura is also entitled to a special completion bonus based on his performance at the end of the term of his service contract, subject to a maximum allowable under Indian law of 10% of our net profits for the fiscal year. A loss in any fiscal year during the tenure of their directorships will not affect the terms of remuneration for Messrs. Kaura and Jain. However, under Mr. Agarwal’s service contract he shall be paid a minimum remuneration, subject to caps of Rs. 4.8 million ($0.1 million) per year and Rs. 0.4 million

($0.009 million) per month on the basis of Indian law, in accordance with the provisions of the Indian Companies Act in the event we make a loss of profits in any fiscal year.
      The rest of our directors have no fixed term of office and they serve as directors on our board of directors until their resignation or removal from office by a resolution of our shareholders, until they cease to be directors by virtue of the provision of law or they are disqualified by law or our articles of association from being directors.

Committees of the Board
      Our equity shares are currently listed and traded on the NSE and BSE. We maintain our corporate governance arrangements in accordance with Indian regulations for companies listed on the NSE and BSE. In particular, we have established an audit committee and a remuneration committee in accordance with Indian corporate governance requirements.
      Our board of directors currently has an audit committee, a remuneration committee and a shareholders’ and investors’ grievance committee, which have the composition and general responsibilities described below.

Audit Committee
      The audit committee consists of three directors: Mr. Gautam Bhailal Doshi (Chairman), Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar. Each of Messrs. Desai, Doshi and Junnarkar satisfies the “independence” requirements of Rule 10A-3 of the Exchange Act. The principal duties and responsibilities of our audit committee are as follows:

•	to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

•	to review and appraise the audit efforts of our independent accountants and exercise ultimate authority over the relationship between us and our independent accountants; and

•	to provide an open avenue of communication among the independent accountants, financial and senior management and the board of directors.
      The audit committee has the power to investigate any matter brought to its attention within the scope of its duties. It also has the authority to retain counsel and advisors to fulfill its responsibilities and duties. Mr. Gautam Doshi will serve as our audit committee financial expert, within the requirements of the rules promulgated by the Commission relating to listed-company audit committees.

Remuneration Committee
      The remuneration committee consists of three directors: Mr. Berjis Minoo Desai (Chairman), Mr. Sandeep H. Junnarkar and Mr. Anil Agarwal. Two of the three directors on our remuneration committee are independent directors, namely, Messrs. Desai and Doshi. The scope of this committee’s duties include determining the compensation and commission to be paid to and the terms of appointment of each of our executive directors, taking into account our profits and performance, external competitive environment and our growth plans.

Shareholders’ and Investors’ Grievance Committee
      The shareholders’ and investors’ grievance committee consists of three directors: Mr. Sandeep H. Junnarkar (Chairman), Mr. Berjis Minoo Desai and Mr. Tarun Jain. Two of three directors on our shareholders’ and investors’ grievance committee are independent directors, namely, Mr. Sandeep Junnarkar and Mr. Berjis Desai. The principal duties and responsibilities of this committee are to oversee the reports received from the registrar and transfer agent and to facilitate the prompt and effective resolution of complaints from our shareholders and investors.

Directors’ and Executive Officers’ Compensation
      The aggregate compensation we paid our executive directors and executive officers for fiscal 2006 was Rs. 96 million ($2.1 million), which includes Rs. 80 million ($1.7 million) paid towards salary, bonuses and allowances, Rs. 10 million ($0.2 million) paid towards benefits such as contributions to the provident fund and superannuation fund and Rs. 2 million ($0.1 million) in non-cash payments. The total compensation paid to our most highly compensated executive during fiscal 2006 was Rs. 30 million ($0.7 million) (of which Rs. 23 million ($0.5 million) comprised salary, bonuses and allowances, Rs. 5 million ($0.1 million) comprised benefits such as contribution to the provident fund and superannuation fund and Rs. 2 million ($0.1 million) comprised non-cash payments).
      The aggregate compensation we paid our non-executive directors for fiscal 2006 was Rs. 3.1 million ($0.1 million), which comprises Rs. 142,500 in sitting fees and Rs. 3.0 million in commissions.
      We have adopted the Vedanta LTIP in February 2004. Under the Vedanta LTIP, our directors and executive officers will be granted share awards which will entitle them to acquire the ordinary shares of Vedanta based on the performance of Vedanta’s total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals) measured over a three-year performance period and Vedanta’s financial performance.
Outstanding Awards or Options
      As of September 30, 2006, our directors and executive officers as a group held awards vested under the Vedanta LTIP to acquire an aggregate of 683,400 ordinary shares of Vedanta representing approximately 0.2% of Vedanta’s share capital. The awards are exercisable at the end of the three-year performance period commencing from the date of each grant at an exercise price of $0.10 per ordinary share. The awards expire ten years after their date of grant. For more information, see “— Vedanta Long-Term Incentive Plan.”
Employee Benefit Plans
      We maintain employee benefit plans in the form of certain statutory and welfare schemes covering substantially all of our employees.

Provident Fund
      In accordance with Indian law, all of our employees in India are entitled to receive benefits under the Provident Fund, a defined contribution plan to which both we and the employee contribute monthly at a pre-determined rate (currently 12.0% of the employee’s base salary). These contributions are made to the Government Provident Fund and we have no further obligation under this fund apart from our monthly contributions. We contributed an aggregate Rs. 205 million, Rs. 201 million and Rs. 221 million ($4.8 million) in fiscal 2004, 2005 and 2006, respectively.

Gratuity
      In accordance with Indian law, we provide for gratuity pursuant to a defined benefit retirement plan covering all of our employees in India. Our gratuity plan provides for a lump sum payment to vested employees on retirement or on termination of employment in an amount based on the employee’s salary and length of service with us. The gratuity plan provides a lump sum payment to vested employees at retirement, disability or termination of employment, in an amount based on the employee’s last drawn salary and the number of years of employment with us. The assets of the plan, to the extent the plan is funded, are held in separate funds managed by the Life Insurance Corporation of India and a full actuarial valuation of the plan is performed on an annual basis. Our liability for the gratuity plan was Rs. 431 million, Rs. 409 million and Rs. 480 million ($10.4 million) in fiscal 2004, 2005 and 2006, respectively.

Superannuation Fund
      It is our current policy for all of our non-unionized employees in a managerial position and above to pay into a superannuation fund a sum equal to 15.0% of their annual base salary which is payable to the employee in a lump sum upon his retirement or termination of employment. We contributed an aggregate of Rs. 8 million, Rs. 20 million and Rs. 13 million ($0.3 million) in fiscal 2004, 2005 and 2006, respectively.

Compensated Absence
      Our liability for compensated absences is determined on an actual basis for the entire unused vacation balance standing to the credit of each employee at each calendar year-end. Contributions to such liability are charged to income in the year in which they accrue. Liability for the compensated absences was Rs. 167 million, Rs. 246 million and Rs. 224 million ($4.9 million) in fiscal 2004, 2005 and 2006, respectively.
Vedanta Reward Plan
      The Reward Plan was adopted for the purpose of rewarding a limited number of employees who had contributed to our and Vedanta’s development and growth over the period leading up to Vedanta’s listing on the LSE in December 2003. It was used solely to provide awards on listing and no further awards will be granted under the plan.
Vedanta Long-Term Incentive Plan
      We are a participating company in the Vedanta LTIP which was adopted by Vedanta to grant share options to its employees or employees of its subsidiaries. Awards under the plan may be granted to any employee of Vedanta or any of its subsidiaries who is not within six months of such employee’s normal retirement date.
      The Vedanta LTIP is consistent with our reward philosophy, which aims to provide superior rewards for outstanding performance, and to provide a high proportion of “at risk” remuneration for executive directors and senior employees. The maximum value of Vedanta ordinary shares which may be conditionally awarded in any financial year to a participant in the Vedanta LTIP who is an executive director is restricted to 100% of that executive director’s annual base salary.
      The performance target which currently applies to vesting of awards is our performance as measured against comparative total shareholder return against a peer group of companies comprising the FTSE Worldwide Mining Index (excluding precious metals).
      During fiscal 2006, options to acquire 1,582,281 Vedanta ordinary shares were granted under the Vedanta LTIP to our directors and management. All of the options were granted on February 1, 2006 and have an exercise price of $0.10 per ordinary share. The options vest as to all of the Vedanta ordinary shares underlying the options on February 1, 2009, and expire on August 1, 2009.
Limitations on Liability and Indemnification Matters
      Section 201 of the Indian Companies Act provides that a company may indemnify any director, officer or auditor against any liability incurred by such director, officer or auditor in defending any civil or criminal proceedings, in which a judgment is given in favor of such director, officer or auditor or in which he or she is acquitted or discharged or in connection with application made by a director or an officer to the High Court of the relevant state for relief, because he or she has reason to apprehend that any proceeding will or might be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust, in which relief has been granted by the High Court of the relevant state.
      Section 201 also provides that, except for such indemnity described above, any provision, whether contained in the articles of association of a company or in an agreement with the company or in any other instrument, for exempting any director, officer or auditor of the company from, or indemnifying him or her against, any liability which, by any rule of law, would otherwise attach to such director, officer or auditor in respect of any negligence, default, misfeasance, breach of duty or breach of trust of which he or she may be guilty in relation to the company, shall be void.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      The following is a summary of material transactions we have engaged in with our controlling shareholder, Vedanta, and its subsidiaries and other related parties, including those in which we or our management have a significant equity interest. In addition, the following contains a discussion of how we intend to handle conflicts of interest and allocations of business opportunities between us and our affiliates, directors and executive officers. For further discussion of related party transactions, see note 24 to our consolidated financial statements.
Related Parties

Volcan and the Agarwal Family
      Volcan owns 53.8% of Vedanta. Volcan is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL. As part of Vedanta’s listing on the LSE, Volcan and Messrs. Anil Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal entered into an agreement with Vedanta that regulates the ongoing relationship between them to ensure that Vedanta is able to carry on its business independently of Volcan and the Agarwal family. See “— Related Transactions.” The Agarwal family also has controlling interests in SOTL and Sterlite Gold, which are publicly listed companies in India and Canada, respectively, and which were spun-off from the Vedanta group in December 2003, except for nominal interests in SOTL held by MALCO and us.

Vedanta
      As of September 30, 2006, Vedanta has beneficial ownership of 429,329,150 of our equity shares, including 403,715,750 equity shares (72.3%) held by Twin Star and 25,613,400 equity shares (4.6%) held by MALCO. Twin Star is the owner of 80.0% of the outstanding shares of MALCO and is a controlling shareholder of MALCO. Therefore, the shares beneficially owned by MALCO are also beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta. As a result, Vedanta is the beneficial owner of 76.9% of our equity shares prior to this offering, and will be the beneficial owner of           % of our equity shares after this offering, or           % of our equity shares if the over-allotment option is exercised in full by the underwriters.
      Vedanta entered into a relationship agreement dated December 5, 2003 with Volcan, the Volcan shareholders and Mr. Anil Agarwal as part of Vedanta’s listing on the LSE in December 2003. The principal purpose of the relationship agreement is to enable Vedanta to carry on its business independently of Volcan and of the Agarwal family and of any of their associates as required by the listing rules of the Financial Services Authority of the United Kingdom and to ensure that transactions and relationships, including all matters that are the subject of the shared services agreement (as described below) among Volcan and with members of the Agarwal family and their associates are at arm’s length and on a normal commercial basis. The relationship agreement will terminate in respect of Volcan at such time as each of the Volcan shareholders, Volcan and its subsidiaries and affiliates, acting individually or jointly by agreement, cease to be a controlling shareholder of Vedanta for the purposes of the listing rules of the Financial Services Authority of the United Kingdom or if Vedanta is de-listed from the LSE. In addition, the relationship agreement will terminate in respect of Mr. Anil Agarwal, Mr. Dwarka Prasad Agarwal or Mr. Agnivesh Agarwal if any of them individually or acting jointly ceases to be a controlling shareholder of Vedanta or Volcan. Currently, a controlling shareholder of a company for the purposes of the listing rules of the Financial Services Authority of the United Kingdom is any person (or persons acting jointly by agreement whether formal or otherwise) who is entitled to exercise, or to control the exercise of, 30% or more of the rights to vote at general meetings of such company or is able to control the appointment of directors who are able to exercise a majority of the votes at board meetings of such company.

      Under the relationship agreement:

•	The parties agree to ensure that Vedanta is capable, at all times, of carrying on its business independently of Volcan and the Agarwal family and their associates as required by the listing rules of the Financial Services Authority of the United Kingdom;

•	Vedanta’s board of directors and nominations committee and any other committee of Vedanta’s board of directors (other than the audit committee or the remuneration committee or any committee which may be established by the board of directors in connection with a specific transaction, the constitution of which is approved by the board of directors) to which significant powers, authorities or discretions are delegated shall at all times comprise a majority of directors who are independent of Volcan and the Agarwal family and their associates and who are free from any business or other relationship with any member of the Agarwal family, Volcan or any of their associates which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	Vedanta’s remuneration committee and audit committee shall at all times consist only of non-executive directors;

•	Volcan is entitled to nominate for appointment to the board of directors of Vedanta such number of persons as is one less than the number of directors who are independent of Volcan, the Agarwal family and their associates and who are free from any business or other relationship with any member of the Agarwal family, Volcan or any of their associates which could materially interfere with the exercise of the director’s judgment concerning Vedanta;

•	Neither Mr. Anil Agarwal nor any non-independent directors shall be permitted, unless the independent directors agree otherwise, to vote on any resolutions of Vedanta’s board of directors or of a committee of the board to approve the entry into, variation, amendment, novation or abrogation or enforcement of any contract, arrangement or transaction with Volcan or any member of the Agarwal family or any of their associates;

•	Volcan shall not exercise voting rights attaching to its shares in Vedanta or any resolution to approve the entry into, variation, amendment, novation or abrogation of any transactions or arrangements between Vedanta and Volcan or the Agarwal family or any of their associates;

•	Volcan, the Volcan shareholders and Mr. Anil Agarwal represented and warranted to Vedanta that at the time of the execution of the Relationship Agreement they did not own directly or indirectly any interests in the smelting, refining, mining or sale of any base metals or mineral otherwise than through Vedanta or any member of the Vedanta group, except for the interest of Sterlite Gold, in certain exploration blocks in Myanmar which contain gold and copper. Sterlite Gold has not announced any intention to develop these exploration blocks. These copper deposits were not considered by Vedanta’s directors to be sufficiently large to give rise to a conflict of interest with Vedanta’s copper business, which is operated by us;

•	Volcan, the Volcan shareholders and Mr. Anil Agarwal agreed to, and agreed to cause each member of the Volcan group, the Agarwal family and their respective associates to, directly or indirectly, acquire or otherwise invest in any company, business, business operation or other enterprise which engages in the smelting, refining or mining of base metals or minerals only through Vedanta or other member of the Vedanta group. However, this agreement does not prevent, restrict or limit:

•	the acquisition or ownership by Volcan, the Volcan shareholders, Mr. Anil Agarwal or their respective associates of:

•	any securities of Sterlite Gold; or

•	not more than 5% in aggregate of any class of shares, debentures or other securities in issue from time to time of any company which engages in the smelting, refining or mining of base metals or minerals which is for the time being listed on any stock exchange; or

•	the acquisition or ownership, directly or indirectly, by Volcan, the Volcan shareholders, Mr. Anil Agarwal or their respective associates, each an interested party, of, or of any interest in, a base metal or mineral property or asset (together with any associated property, plant and equipment), which is not adjacent or geographically proximate to an existing property or operation of Vedanta group so as to give them operational synergies, where the acquisition cost (including assumed indebtedness), including any related capital expenditures committed at the date of acquisition for the following 12 months, is equal to $50 million or less, for which purpose any acquisitions of two or more related or adjacent base metal or mineral properties or assets shall be aggregated when calculating the acquisition cost, provided that the relevant interested party (i) is not an officer or director of a Vedanta group company; and (ii) before acquiring such property or asset, first made the opportunity to acquire such property or asset available to the Vedanta group, with a reasonable period for the independent directors of Vedanta to consider the opportunity, on terms no less favorable than those on which they are proposed to be acquired by the interested party and a majority of the independent directors has determined that the Vedanta group should not make the acquisition; and

•	Transactions and relationships between Vedanta, Volcan and members of the Agarwal family and their respective associates must be conducted at arm’s length and on a normal commercial basis, including those to be provided under the shared services agreement.
      Our copper refinery produces anode slimes, which contain gold, as a by-product of the refining process. These anode slimes are sold to precious metal producers who extract and refine the gold. Sterlite Gold, which is a majority-owned subsidiary of Vedanta, produces gold dore bars. The quantities of gold within the anode slimes produced by us are small and therefore we do not believe this gives rise to a conflict of interest with Sterlite Gold’s business.
Related Transactions

Shared Services Agreement — SOTL, Sterlite Gold, Vedanta and Sterlite
      We entered into a shared services agreement dated December 5, 2003 with SOTL, Sterlite Gold and Vedanta as part of Vedanta’s listing on the LSE in December 2003. Under this agreement, we and Vedanta agreed to continue to provide SOTL and Sterlite Gold with certain advisory services on an ongoing basis consisting primarily of access to certain of the directors, officers and employees of the Vedanta group. In fiscal 2004, 2005 and 2006, we received Rs. 139,817, Rs. 317,979 and Rs. 361,390 ($8,125) from SOTL and Rs. 253,866, Rs. 452,522 and Rs. 379,127 ($8,524) from Sterlite Gold, respectively, under the shared services agreement.
      Under the shared services agreement:

•	a party may terminate the shared services agreement or a particular service which is provided pursuant to the shared services agreement if another party commits a material breach of the shared services agreement, upon another party becoming subject to or entering into arrangements in the context of insolvency or following a change of control in another party on or before December 31, 2006. A party may also terminate a particular service on three months’ notice;

•	the services under the shared services agreement will be provided by us or Vedanta, as the case may be, to SOTL and Sterlite Gold and the transactions between the parties will be on an arm’s length basis;

•	the cost of access to certain of the directors, officers and employees of such member of the Vedanta group shall be paid by SOTL or Sterlite Gold, as the case may be, to us or Vedanta, as appropriate; and

•	the cost of the services provided pursuant to the shared services agreement is calculated by apportioning the total salary cost to us or the Vedanta group of the employment of the relevant director, officer or employee to SOTL or Sterlite Gold, as appropriate based on the time spent for each such member of the Vedanta group.
      On April 13, 2006, a letter agreement was executed by Vedanta, Sterlite Gold, SOTL and us, to:

•	amend the list of employees of Vedanta who may be hired under the shared services agreement to reflect those individuals who actually performed the services;

•	amend the amount to be paid to Vedanta based on estimated cost plus 20%; and

•	allow only 25% of Mr. Anil Agarwal’s salary costs to be taken into account when determining the charge to SOTL and Sterlite Gold, to reflect the limited services provided to SOTL and Sterlite Gold since the listing of Vedanta.
      Sterlite Gold is listed on the Toronto Stock Exchange and has interests in gold mines and production facilities. As a result of Vedanta’s recently completed acquisition of a majority interest in Sterlite Gold, Sterlite Gold has become our affiliated company and we expect that the shared services agreement will be replaced by another arrangement.

Representative Office Agreement — Vedanta and Sterlite
      We entered into a representative office agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide technical and commercial materials to us to enable us to promote our business or raise funds overseas, and to be our non-exclusive overseas representative, for which we have agreed to pay an amount of $2.0 million (Rs. 91.9 million) per year to Vedanta. This agreement is effective until March 31, 2009.

Consultancy Agreement — Vedanta and Sterlite
      We entered into a consultancy agreement with Vedanta on March 29, 2005 under which Vedanta agreed to provide strategic planning and consultancy services to us and our subsidiaries in various areas of business such that we are able to finalize and implement our plans for growth and are able to raise the necessary finances. The terms of this agreement were negotiated by us and Vedanta and we believe them to be fair and reasonable, though this agreement was not negotiated on an arm’s length basis. Under this agreement Vedanta has agreed to make certain of its employees available to us and we have agreed to pay a service fee to Vedanta on the basis of, among other things, the amount of time spent in providing the services and associated costs, with a mark-up of 40%. The anticipated fee used for reference in the agreement, which is based on a relevant proportion of the expected annual budgeted costs for fiscal 2005 plus the mark-up of 40%, is $3.0 million (Rs. 137.9 million) per year. This agreement is effective from April 1, 2004 until March 1, 2009.

Sale of Aluminum Conductor Business — SOTL and Sterlite
      On August 30, 2006, we entered into an agreement to sell our aluminum conductor business, also known as our power transmission line division, as a going concern on an “as is where is basis,” subject to existing encumbrances and charges and together with the power transmission line division’s assets, debts, and liabilities, to SOTL for a consideration of Rs. 1,485 million ($32.3 million). The terms of this transaction were negotiated between us and SOTL on an arm’s length basis, with an independent appraiser hired to establish the sale price. Under the terms of the agreement, we may not carry on or engage directly or indirectly in any business which competes with any part of the power transmission line division business for a period of five years from the completion of the sale. The sale of this non-core business was approved by our shareholders on September 30, 2006 and remains subject to approval by statutory and regulatory authorities.

Issuance by Vedanta Alumina — Twin Star and Vedanta Alumina
      Prior to March 2005, Vedanta Alumina was a wholly-owned subsidiary of ours that was part of our consolidated group of companies. In March 2005, Vedanta Alumina issued equity shares to Twin Star in exchange for consideration of Rs. 4,421 million from Twin Star. As a result of this sale of equity shares by Vedanta Alumina, Twin Star acquired a 70.5% ownership interest in Vedanta Alumina and we ceased to consolidate Vedanta Alumina in our consolidated financial statements. The terms of this sale were negotiated between Vedanta Alumina and Twin Star on an arm’s length basis, with an independent appraiser hired to establish the sale price.

Rights Offer — Twin Star and Sterlite
      During fiscal 2005, we issued 35,860,049 equity shares of par value Rs. 5 per equity share for cash at a price of Rs. 550 per equity share on a rights basis to our existing equity shareholders as of the record date of July 23, 2004, in the ratio of one equity share for every two equity shares held. Twin Star subscribed for its pro-rata portion of the rights offer and also for the unsubscribed portion of the rights offer. We received total consideration of Rs 19,644 million from Twin Star. The equity shares were issued to Twin Star on September 23, 2004, which resulted in Twin Star’s direct ownership interest in us increasing to 72.3% of our outstanding equity shares.

Sales of Sterlite Shares — Twin Star, SEWT and Sterlite
      In August 2001, we formed SEWT for the benefit of our employees by contributing to the initial corpus of the trust, with the objective to provide incentives, motivation, benefits, and amenities to our employees and their families as defined in SEWT trust deed, including in the form of share options or share awards to employees. We loaned an amount of Rs. 383 million to enable SEWT to purchase our equity shares. During fiscal 2003, SEWT purchased 4,168,907 of our equity shares in the open market and issued 26,325 of our equity shares to our employees as compensation for past services.
      In January 2004, SEWT sold 1.8 million of our equity shares, which approximated 50% of our shares that it owned, to Twin Star at fair market value and recorded a gain of Rs. 2,475 million. SEWT used the cash from the sales proceeds to repay the loan together with interest and invest in mutual funds. SEWT also used the cash to purchase 1% cumulative mandatorily redeemable preference shares of ours on March 4, 2004 in the amount of Rs. 1,750 million and these preference shares are redeemable on March 4, 2007 at specified redemption premium. With the sale of our shares by SEWT to Twin Star, we concluded it was no longer appropriate to account for SEWT analogous to employee stock ownership plans. As such, we analyzed SEWT in accordance with the provisions of FIN 46R and determined SEWT qualified as a variable interest entity. We also determined that it does not hold a variable interest in SEWT. Accordingly, in January 2004 we deconsolidated SEWT.
      In April 2004, SEWT further sold 1.7 million of our equity shares it owned to Twin Star at fair market value and recorded a gain of Rs. 776 million.
      As of March 31, 2006, SEWT held 3,551,155 of our equity shares with a voting interest equal to 3.2% of our outstanding equity shares. In the event SEWT distributes any of our shares it owns, we will record compensation expense for the fair value of the shares granted to our employees over the vesting period.

Loan to Relative of a Director — Sterlite and Mrs. Rajni Jain
      In fiscal 2003, we made a loan of Rs. 15 million to Mrs. Rajni Jain, the wife of Mr. Tarun Jain. This loan was repaid in March 2006. The largest amount outstanding under the loan during its term was Rs. 15 million. The loan was an interest-free housing loan. Such housing loans are made available to members of our senior management on terms consistent with local market practice.

Guarantees — Sterlite, IFL, MALCO and Vedanta Alumina
      We have provided guarantees on behalf of IFL, MALCO and Vedanta Alumina. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Guarantees and Put Options.”

Acquisition of Sterlite Energy — Twin Star Infrastructure Limited, Mr. Anil Agarwal, Mr. Dwarka Prasad Agarwal and Sterlite
      We acquired 100% of the outstanding shares of Sterlite Energy on October 3, 2006 from Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for a total consideration of Rs. 4.9 million ($0.1 million), an amount equal to the par value of all of the outstanding shares of Sterlite Energy. The terms of the acquisition were negotiated on an arm’s length basis and were reviewed and approved by our board of directors, with the interested directors, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal, abstaining from the vote.

Payable to Monte Cello NV — Monte Cello NV and CMT
      Under the terms of the acquisition of CMT by Monte Cello in 1999, a loan in principal amount of AUD105.9 million payable to Citibank, N.A. was assigned to Monte Cello NV, or MCNV. We acquired Monte Cello from Twin Star in 2000, and with it CMT and its loan payable to MCNV, a wholly-owned subsidiary of Twin Star. The terms of the loan were renegotiated by CMT and Citibank, N.A. immediately before it was assigned to MCNV. The loan is interest free and is subordinated to all other of CMT’s secured creditors. Repayments under the loan are made only if CMT has surplus cash, defined as residual cash following the payment of secured creditors. As of September 30, 2006, the total amount payable by CMT to MCNV under this loan was Rs. 2,839 million ($61.8 million).
Conflicts of Interest and Allocations of Business Opportunities
      From time to time, conflicts of interest have in the past and will in the future arise between us and our affiliates, including our controlling shareholder, Vedanta, and other companies controlled by Vedanta, our directors and our executive officers. See “Risk Factors — Risks Relating to Our Relationship with Vedanta.” With respect to transactions between us and our affiliates, directors and executive officers that involve conflicts of interests, we have in the past undertaken and will continue in the future to undertake such transactions in compliance with the rules for interested or related party transactions of the LSE on which Vedanta is listed, the NYSE on which we intend to list our ADSs and the Indian Stock Exchanges.
      The rules applicable to LSE listed companies, which would apply to transactions between us and the controlling shareholders of Vedanta, namely Volcan and the Agarwal family, require that the details of a related party transaction be notified to a regulatory information service and disclosed to the financial services authority, or FSA, as soon as possible after the terms of the transaction are agreed upon. There is also a requirement that a circular containing information about the related party transaction be sent to all shareholders and that their approval of the related party transaction be obtained either before the transaction is entered into or, if the transaction is conditional on shareholder approval, before the transaction is completed. The related party and its associates must be excluded from voting on the related party transactions. The requirement of shareholder approval does not apply to transactions where the gross assets of the transaction as a percentage of the gross assets of the listed company, the profits attributable to the assets of the transaction as a percentage of the profits of the listed company, the consideration for the transaction as a percentage of the aggregate market value of all the ordinary shares (excluding treasury shares) of the listed company and the gross capital of the company or business being acquired as a percentage of the gross capital of the listed company, does not exceed 5%. However, the listed company must, before entering into the related party transaction, inform the FSA of the details of the proposed related party transaction, provide the FSA with a written confirmation from an independent adviser acceptable to the FSA that the terms of the proposed related party transaction with the related party are fair and reasonable as far as the shareholders of the listed company are concerned and undertake in writing to the FSA to include details of the related party transaction in the listed company’s next published annual accounts, including, if relevant, the identity of the related party, the value of the consideration for the transaction or arrangement and all other relevant circumstances. Related party transactions where all the above percentage ratios are 0.25% or less have no requirements under the rules applicable to LSE listed companies. Where several separate transactions occur between a company and the same related party during a 12-month period, the transactions must be aggregated for the purpose of applying the percentage ratio tests.
      As part of our listing with the NYSE, we will be required to confirm to the NYSE that we will appropriately review and oversee related party transactions on an on-going basis. These related party transactions include transactions between us and our controlling shareholder, Vedanta, and its affiliates. The NYSE reviews the proxy statements and other public filings of its listed companies as to related party transactions. Under the rules of the NYSE, we will also be required to have an independent audit committee comprised of a majority of independent directors within 90 days of listing and comprised entirely of independent directors within one year of listing. We currently have an independent audit committee comprised entirely of independent directors and expect to continue to do so following the offering. One of the functions of the independent audit committee is to review any related party transactions by us or any of our subsidiaries or affiliates. In addition, under the rules of the NYSE we would be required to obtain shareholder approval for any issuance of our equity shares, or securities convertible into or exercisable for our equity shares, to any related party, except that such approval would not be required for sales of our equity shares to our controlling shareholder or its affiliates in an amount not to exceed 5% of the number of our equity shares outstanding prior to such issuance and at a price equal to or greater than the higher of the book or market value of our equity shares.
      Under the listing agreements we have entered into with the Indian Stock Exchanges, we are required to ensure that our disclosures in relation to material and significant related party transactions in our annual reports are in compliance with Indian GAAP. Specifically, we are required to place before the audit committee and publish in our annual reports a statement in summary form of the related party transactions entered into by us during the previous fiscal year, providing details of whether such transactions were undertaken in the ordinary course of business and details of material individual transactions with related parties or others which were not on an arm’s length basis, together with our management’s justification for such transactions. Under the listing agreements, our audit committee is required to review and discuss with the management the disclosures of any related party transactions, as defined under Indian GAAP, in our annual financial statements.
      We also have used and will continue to use independent appraisers in appropriate circumstances to help determine the terms of related party transactions. We have had and will continue to have an audit committee comprised entirely of independent directors which is responsible for reviewing any related-party transaction by us or any of our subsidiaries or affiliates.
      We are continually seeking to identify and pursue business opportunities. However, Vedanta, as our controlling shareholder, has and after this offering will continue to have the power to determine in its sole discretion what corporate opportunities we may pursue and whether to pursue a corporate opportunity itself or through one of its other subsidiaries, which may benefit such companies instead of us and which could be detrimental to our interests. See “Risk Factors — Risks Relating to Our Relationship with Vedanta — Vedanta may decide to allocate business opportunities to other members of the Vedanta group instead of to us, which may have a material adverse effect on our business, results of operations, financial condition and prospects.” Vedanta has in the past allocated and expects in the future to allocate corporate opportunities among itself and its various subsidiaries based on a number of factors, including the nature of the opportunity, the availability of funds at the relevant subsidiary to pursue the opportunity and which subsidiary it believes can most successfully take advantage of the opportunity.

MATERIAL CONTRACTS
      The following is a summary of each of our material contracts, other than contracts entered into in the ordinary course of business, entered into in the preceding two years to which we are a party. The full version of each of these material contracts has been filed with the Commission as an exhibit to our registration statement on Form F-1. See “Where You Can Find More Information.”
Consultancy Agreement dated March 29, 2005 between Vedanta and Sterlite
      See “Certain Relationships and Related Transactions — Related Transactions.”
Representative Office Agreement dated March 29, 2005 between Vedanta and Sterlite
      See “Certain Relationships and Related Transactions — Related Transactions.”
Outstanding loans
      See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Outstanding Loans.”
Option Agreement dated February 18, 2005 between Sterlite, IFL and ICICI Bank Limited
      On February 18, 2005, we entered into an option agreement with IFL and ICICI Bank Limited pursuant to which, in consideration of the payment of an option fee of Rs. 2 million by ICICI Bank Limited, we granted to ICICI Bank Limited a put option to require us to purchase from ICICI Bank Limited all amounts outstanding, due and payable by IFL to ICICI Bank Limited under a Rs. 1,020 million term loan agreement dated February 8, 2005, as amended, or Rupee Term Loan Agreement, between IFL and ICICI Bank Limited. The option price is an amount equivalent to the amount outstanding under the Rupee Term Loan Agreement on the date of exercise of the put option. ICICI Bank Limited is entitled to exercise the put option upon the occurrence of certain put option events, including any delay or default in the repayment of any amounts or the occurrence of an event of default under the Rupee Term Loan Agreement.
Corporate Guarantee dated February 8, 2005 by Sterlite to ICICI Bank Limited on behalf of IFL
      On February 8, 2005, we granted a guarantee in favor of ICICI Bank Limited and agreed to pay on demand all amounts payable by IFL under the Rupee Term Loan Agreement in the event of any default on the part of IFL to comply with or perform any of the terms, conditions and covenants in the Rupee Term Loan Agreement.

PRINCIPAL SHAREHOLDERS
      The following table sets forth information regarding beneficial ownership of our equity shares as of September 30, 2006, and as adjusted to reflect the sale of ADSs in this offering held by:

•	each person who is known to us to have more than 5% beneficial share ownership;

•	each of our directors and executive officers having more than 1% beneficial share ownership; and

•	all of our directors and executive officers as a group.
      Each of our equity shares is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights.
      As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Equity shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages as of September 30, 2006 are based upon our equity shares outstanding as of that date. The amounts and percentages after this offering are based on the amounts and percentages as of September 30, 2006 plus the                     equity shares to be issued in this offering, assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase an additional  ADSs.

			Shareholdings of our Equity Shares
			after the Offering

	Shareholdings of
	Sterlite Industries		Excluding Exercise of			Assuming Exercise in
	(India) Limited		the Over-Allotment			full of the Over-
	as of September 30, 2006		Option			Allotment Option

Shareholders’ Name	Shares	Percentage	Shares	Percentage		Shares	Percentage

5% Shareholders
Vedanta Resources plc and affiliates(1)	429,329,150	76.9%			%			%
Hill House, 1 Little New Street, London EC4A 3TR United Kingdom
Volcan Investments Limited and affiliates(2)	429,329,150	76.9%			%			%
Loyalist Plaza, Don Mackay Boulevard P O Box AB-20377 Marsh Harbour Abaco Bahamas
Directors and Executive Officers
Anil Agarwal(2)	429,329,150	76.9%			%			%
Navin Agarwal	0	—			%			%
Kuldip Kumar Kaura	0	—			%			%
Tarun Jain	0	—			%			%
Dwarka Prasad Agarwal(2)	429,329,150	76.9%			%			%
Berjis Minoo Desai	0	—			%			%
Gautam Bhailal Doshi	0	—			%			%
Sandeep H. Junnarkar	17,500	*			%			%
Ishwarlal Patwari	1,372,830	*			%			%

				Shareholdings of our Equity Shares
				after the Offering

	Shareholdings of
	Sterlite Industries			Excluding Exercise of			Assuming Exercise in
	(India) Limited			the Over-Allotment			full of the Over-
	as of September 30, 2006			Option			Allotment Option

Shareholders’ Name	Shares	Percentage		Shares	Percentage		Shares	Percentage

Dindayal Jalan	1,250		*			%			%
Dhanpal Arvind Jhaveri(3)	1,500		*			%			%
Dilip Golani	250		*			%			%
S. Venkatesh	250		*			%			%
All our directors and executive officers as a group (13 persons)	430,721,730	77.1%				%			%

Notes:

*	Represents beneficial ownership of less than 1%.

(1)	Consists of 403,715,750 equity shares held by Twin Star and 25,613,400 equity shares held by MALCO. Twin Star is the owner of 80.0% of the outstanding shares of MALCO and is a controlling shareholder of MALCO. Therefore, the shares beneficially owned by MALCO are also beneficially owned by Twin Star. Twin Star is a wholly-owned subsidiary of VRHL, and VRHL is in turn a wholly-owned subsidiary of Vedanta.
(2)	Consists of 429,329,150 equity shares beneficially owned by Vedanta. Volcan, owns 53.8% of the outstanding shares of Vedanta. Volcan is owned and controlled by members of the Agarwal family, specifically Mr. Anil Agarwal, his father, Mr. Dwarka Prasad Agarwal, and his son, Mr. Agnivesh Agarwal. Mr. Dwarka Prasad Agarwal and Mr. Agnivesh Agarwal, the Non-Executive Chairman of HZL, own all of the shares of Volcan, and as a result each may be deemed to beneficially own all shares that may be owned or deemed to be beneficially owned by Volcan. Mr. Anil Agarwal, the Executive Chairman of Vedanta and our Non-Executive Chairman, may also be deemed to beneficially own all shares that may be owned or deemed to be beneficially owned by Volcan. As part of Vedanta’s listing on the LSE, Volcan and Messrs. Anil Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal entered into a Relationship Agreement with Vedanta that seeks to regulate the ongoing relationship between them so that Vedanta is able to carry on its business independently of Volcan and Messrs. Anil Agarwal, Dwarka Prasad Agarwal and Agnivesh Agarwal. See “Certain Relationships and Related Transactions.” As a result of this agreement, Volcan and its shareholders disclaim beneficial ownership of the shares beneficially owned by Vedanta.
(3)	Consists of 1,000 equity shares held by Mrs. Neeru Jhaveri, the wife of Mr. Jhaveri, and 500 equity shares held by Mr. Arvind Jhaveri, the father of Mr. Jhaveri.
     As of September 30, 2006, there were approximately 67,739 holders of our equity shares of which 34 have registered addresses in the United States.

DESCRIPTION OF SHARE CAPITAL
      Set forth below is certain information relating to our share capital, including brief summaries of certain provisions of our Memorandum and Articles of Association, the Indian Companies Act, the Securities Contracts (Regulation) Act, 1956, as amended, or the SCRA, and certain related legislation of India, all as currently in effect.
      The following description of share capital is subject in its entirety to our Memorandum and Articles of Association, the provisions of the Indian Companies Act and other applicable provisions of Indian law.
      The rights of shareholders described in this section are available only to our shareholders. For the purposes of this prospectus, a “shareholder” means a person who holds our certificated shares or is recorded as a beneficial owner of our shares with a depository pursuant to the Depository Act, 1996, as amended from time to time. Investors who purchase the ADSs will not be our shareholders and therefore will not be directly entitled to the rights conferred on our shareholders by our Articles of Association or the rights conferred on shareholders of an Indian company by Indian law. Our equity shares are in registered physical form as well as non physical or book-entry form. Investors are entitled to receive dividends and to exercise the right to vote in accordance with the deposit agreement. For additional information on the ADS, see “Description of American Depositary Shares.”
      INVESTORS WHO PURCHASE THE ADSs IN THE OFFERING MUST LOOK SOLELY TO THE DEPOSITORY BANK FOR THE PAYMENT OF DIVIDENDS, FOR THE EXERCISE OF VOTING RIGHTS ATTACHING TO THE EQUITY SHARES REPRESENTED BY THEIR ADSs AND FOR ALL OTHER RIGHTS ARISING IN RESPECT OF THE EQUITY SHARES.
The Company
      We were incorporated in Kolkata, the State of West Bengal, India, as a public company on September 8, 1975 as “Rainbow Investments Limited.” Our name was subsequently changed to “Sterlite Cables Limited” on October 19, 1976 and finally to “Sterlite Industries (India) Limited” on February 28, 1986. Our registration number is 21833/TA. Our registered office is presently situated in the State of Maharashtra at B-10/4, Waluj, M.I.D.C. Industrial Area, Waluj, District Aurangabad 431 133, India. Pursuant to a special resolution passed by our shareholders on January 16, 2006, we have been authorized to shift our registered office to SIPCOT Complex in Tuticorin in the State of Tamil Nadu, India. We are presently seeking regulatory and court approvals to shift our registered office to the State of Tamil Nadu.
      Our register of members is maintained at our registered office.
Share Capital
      Our authorized share capital is Rs. 1,500 million, divided into 600 million equity shares of par value Rs. 2 per equity share and 30 million preference shares of par value Rs. 10 per preference share. As of September 30, 2006, our issued share capital was Rs. 1,117.0 million, divided into 558,494,411 equity shares of par value Rs. 2 per equity share. We have sought shareholder approval to reclassify and increase our authorized share capital. Our proposed authorized share capital will be Rs. 1,850 million, divided into 925 million equity shares of par value Rs. 2 per equity share. There will be no authorized preference shares. The shareholder meeting is scheduled to occur on December 11, 2006.
Memorandum and Articles of Association
      Our activities are regulated by our Memorandum and Articles of Association. Our current Memorandum and Articles of Association were recently amended by a special resolution of our shareholders passed in August 2006. In addition to our Memorandum and Articles of Association, our activities are regulated by certain legislation, including the Indian Companies Act, the SCRA and the Securities Contracts (Regulation) Rules, 1957, as amended, or the SCR Rules. See “The Indian Securities Market.”

      Our Memorandum of Association permits us to engage in a wide variety of activities, including all of the activities that we are currently engaged in or intend to be engaged in, as well as other activities that we currently have no intention of engaging in.
Changes in Capital or our Memorandum of Association and Articles of Association
      Subject to the Indian Companies Act and our Articles of Association, we may, by passing an ordinary resolution or a special resolution, as applicable, at a general meeting:

•	increase our authorized or paid up share capital;

•	consolidate all or any part of our shares into a smaller number of shares each with a larger par value;

•	split all or any part of our shares into a larger number of shares each with a smaller par value;

•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;

•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of the authorized share capital by the amount of the shares so cancelled;

•	reduce our issued share capital; or

•	alter our Memorandum of Association or Articles of Association.
General Meetings of Shareholders
      There are two types of general meetings of shareholders, an annual general meeting and an extraordinary general meeting. We must convene our annual general meeting within six months of the end of each financial year and must ensure that the intervening period between two annual general meetings does not exceed 15 months. The Registrar of Companies may extend this period in special circumstances at our request. Extraordinary general meetings may be convened at any time by our directors at their discretion or at the request of our shareholders holding in the aggregate not less than 10% of our paid-up capital. A notice in writing to convene a general meeting must set out the date, time, place and agenda of the meeting and must be provided to shareholders at least 21 days prior to the date of the proposed meeting. The requirement of the 21 days’ notice in writing may be waived if consent to shorter notice is received from all shareholders entitled to vote at the annual general meeting or, in the case of an extraordinary general meeting, from shareholders holding not less than 95% of our paid-up capital. General meetings are generally held at our registered office. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Five persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, will constitute a quorum.
      The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the Indian Companies Act, including the following:

•	the consideration of our annual financial statements and report of our directors and auditors;

•	the election of directors;

•	the appointment of auditors and the fixing of their remuneration;

•	the authorization of dividends; and

•	the transaction of any other business of which notice has been given.
      Under the provisions of the Indian Companies Act and the guidelines issued thereunder, certain resolutions such as those relating to, inter alia, amendments to the objects clause of our Memorandum of Association, issuance of shares with differential voting rights, sale of the whole or substantially the whole of the undertaking, buy-back of shares and to approve the giving of loans or guarantee in excess of the limits prescribed under the Indian Companies Act and the guidelines issued thereunder are required to be voted on only pursuant to a postal ballot. A postal ballot consists of a notice sent to shareholders along with a draft resolution explaining the reasons therefore, requesting them to vote for or against the proposed resolution through postal or electronic means rather than a physical meeting of shareholders and send their vote within a period of 30 days from the date of posting.
Division of Shares
      The Indian Companies Act provides that a company may sub-divide its share capital if its Articles of Association authorize the company to do so by adopting an ordinary resolution in its general meeting.
      Our Articles of Association allow us in a general meeting to alter our Memorandum of Association and subdivide all or any of our equity shares into a larger number of shares with a smaller par value than originally fixed by the Memorandum of Association.
Voting Rights
      Subject to any special terms as to voting on which any shares may have been issued, every shareholder entitled to vote who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is the holder. In the case of joint holders, only one of them may vote and in the absence of election as to who is to vote, the vote of the senior of the joint holders who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. Seniority is determined by the order in which the names appear in the register of members.
      Voting is by show of hands unless a poll is ordered by the chairman of the meeting, who is generally the chairman of our board of directors but may be another director or other person selected by our board or the shareholders present at the meeting in the absence of the chairman, or demanded by a shareholder or shareholders holding at least 10% of the voting rights or holding paid-up capital of at least Rs. 50,000 (i.e. 25,000 shares of Rs. 2 each). Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy shall be proportionate to the capital paid-up on each share against our total paid-up capital. In the case of a tie vote, the chairman of the meeting, who is generally the chairman of our board of directors, has the right to cast a tie-breaking vote. The voting rights of holders of ADSs are subject to the terms of the deposit agreement. See “Description of American Depositary Shares.”
      A shareholder may appoint any person (whether or not a shareholder) to act as his proxy at any meeting of shareholders (or of any class of shareholders) in respect of all or a particular number of the shares held by him. A shareholder may appoint more than one person to act as his proxy and each such person shall act as proxy for the shareholder for the number of shares specified in the instrument appointing the person a proxy. The instrument appointing a proxy must be delivered to our registered office at least 48 hours prior to the meeting or in case of a poll, not less than 24 hours before the time appointed for taking of the poll. Our Articles of Association permit a proxy to vote both on a show of hands as well as a poll. If a shareholder appoints more than one person to act as his proxy, each instrument appointing a proxy shall specify the number of shares held by the shareholder for which the relevant person is appointed as his proxy. A proxy does not have a right to speak at meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at general meetings. Such a representative is not considered a proxy and he has the same rights as the shareholder by which he was appointed to speak at a meeting and vote at a meeting in respect of the number of shares held by the shareholder, including on a show of hands and a poll.
      Subject to the Articles of Association and the Companies (Issue of Share Capital with Differential Voting Rights) Rules, 2001, as amended, the Indian Companies Act allows a public company to issue shares with different rights as to dividend, voting or otherwise, provided that it has distributable profits as specified under the Indian Companies Act for a period of three financial years and has filed its annual accounts and annual returns for the immediately preceding three years.
Quorum
      Our Articles of Association provide that a quorum for a general meeting is at least five shareholders entitled to vote and present in person.
Shareholder Resolutions
      An ordinary resolution requires the affirmative vote of a majority of our shareholders entitled to vote in person or by proxy at a general meeting.
      A special resolution requires the affirmative vote of not less than three-fourths of our shareholders entitled to vote in person or by proxy at a general meeting. The Indian Companies Act provides that to amend the Articles of Association, a special resolution approving such an amendment must be passed in a general meeting. Certain amendments, including a change in the name of the company, reduction of share capital, approval of variation of rights of special classes of shares and dissolution of the company require a special resolution.
Dividends
      Under the Indian Companies Act, unless the board of directors recommends the payment of a dividend, the shareholders at a general meeting have no power to declare any dividend. The board of directors may also declare interim dividends that do not need to be approved by the shareholders. A company pays dividends recommended by the board of directors and approved by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends are generally declared as a percentage of par value and distributed and paid to shareholders in proportion to the paid up value of their equity shares. The Indian Companies Act provides that shares of a company of the same class must receive equal dividend treatment.
      These distributions and payments are required to be paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved. The dividend so declared is required to be deposited in a separate bank account within a period of five days from the date of declaration of such dividend. All dividends unpaid or unclaimed within a period of 30 days from the date of declaration of such dividend must be transferred within seven days of the end of such period to a special unpaid dividend account held at a scheduled bank. Any dividend which remains unpaid or unclaimed for a period of seven years from the date of the transfer to a scheduled bank must be transferred to the Investor Education and Protection Fund established by the Government of India and following such transfer, no claim shall lie against the Company or the Investor Education and Protection Fund. Under the Indian Companies Act, dividends in respect of a fiscal year may be paid out of the profits of a company in that fiscal year or out of the undistributed profits of previous fiscal years, after providing for depreciation in a manner provided for in the Indian Companies Act.
      Under the Indian Companies Act, we are only allowed to pay dividends in excess of 10% of our paid-up capital in respect of any fiscal year from our profits for that year after we have transferred to our reserves a percentage of our profits for that year ranging between 2.5% to 10% depending on the rate of dividend proposed to be declared in that year in accordance with the Companies (Transfer of Profits to Reserves) Rules, 1975. The Indian Companies Act and the Companies (Declaration of Dividend out of Reserves) Rules, 1975 provide that if profits for that year are insufficient to declare dividends, the dividends for that year may be declared and paid out from our accumulated profits transferred by us to our reserves, subject to the following conditions:

•	the rate of dividend to be declared shall not exceed the lesser of 10% of our paid-up capital or the average of the rates at which dividends were declared in the five years immediately preceding that year;

•	the total amount to be drawn from the accumulated profits may not exceed 10% of the sum of our paid-up capital and free reserves and any amount so drawn shall first be used to set off any losses incurred in that financial year; and

•	the balance of our reserves following such withdrawal shall not fall below 15% of our paid-up capital.
Distribution of Assets on a Winding-up
      In accordance with the Indian Companies Act, all surplus assets remaining after payments are made to employees, statutory creditors, tax and revenue authorities, secured and unsecured creditors and the holders of any preference shares (though not in that order), shall be distributed among our equity shareholders in proportion to the amount paid up or credited as paid-up on such shares at the commencement of the winding-up.
Transfer of Shares
      Under the Indian Companies Act, the shares of a public company are freely transferable, unless such a transfer contravenes the regulations issued by SEBI or the Sick Industrial Companies (Special Provisions) Act, 1985, as amended, or the SICA. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of members.
      In the case of shares held in physical form, we will register any transfers of equity shares in the register of members upon lodgment of the duly completed share transfer form, the relevant share certificate, or if there is no certificate, the letter of allotment, in respect of shares to be transferred together with duly stamped share transfer forms. In respect of electronic transfers, the depository transfers shares by entering the name of the purchaser in its register as the beneficial owner of the shares. In turn, we then enter the name of the depository in its records as the registered owner of the shares. The beneficial owner is entitled to all the rights and benefits and is subject to the liabilities attached to the shares held by the depository on his or her or its behalf.
      Equity shares held through depositories are transferred in the form of book entries or in electronic form in accordance with the regulations laid down by SEBI. These regulations provide the regime for the functioning of the depositories and the participants and set out the manner in which the records are to be kept and maintained and the safeguards to be followed in this system.
      SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositories established under the Depositories Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant.
      The depository transfers equity shares by entering the name of the purchaser in its books as the beneficial owner of the equity shares. In turn, we will enter the name of the depository in our records as the registered owner of the equity shares. The beneficial owner is entitled to all the rights and benefits as well as the liabilities with respect to the equity shares that are held by the depository. The register and index of beneficial owners maintained by our depository is deemed to be a register and index of our members and debenture holders under the Depositories Act, 1996. Transfers of beneficial ownership held through a depository are exempt from stamp duty. For this purpose, we have entered into an agreement for depository services with the National Securities Depository Limited and the Central Depository Services India Limited.
      The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.
      Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the board of directors in certain circumstances, to refuse to register or acknowledge a transfer of equity shares or other securities issued by us. Under the listing agreements with the NSE and BSE on which our equity shares are listed, in the event we have not effected the transfer of shares within one month or where we have failed to communicate to the transferee any valid objection to the transfer within the stipulated time period of one month, we are required to compensate the aggrieved party for the opportunity loss caused during the period of delay.
      If a company without sufficient cause refuses to register a transfer of equity shares within two months from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the Company Law Board, or the Tribunal, seeking to register the transfer of equity shares. The Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention.
      In addition, the Indian Companies Act provides that the Tribunal may direct a rectification of the register of members for a transfer of equity shares which is in contravention of SEBI regulations or the SICA or any similar law, upon an application by the company, a participant, a depository incorporated in India, an investor or SEBI.
Disclosure of Ownership Interest
      Section 187C of the Indian Companies Act requires that beneficial owners of shares of companies who are not registered as holders of those shares must make a declaration to the company specifying the nature of his or her or its interest, particulars of the registered holder of such shares and such other particulars as may be prescribed. Any lien, promissory note or other collateral agreement created, executed or entered into with respect to any equity share by its registered owner, or any hypothecation by the registered owner of any equity share, shall not be enforceable by the beneficial owner or any person claiming through the beneficial owner if such declaration is not made. Failure by a person to comply with Section 187C will not affect the company’s obligation to register a transfer of shares or to pay any dividends to the registered holder of any shares in respect of which the declaration has not been made.
      Any investor who fails to comply with these requirements may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Additionally, if the company fails to comply with the provisions of Section 187C, then the company and every defaulting officer may be liable for a fine of up to Rs. 100 for each day the default continues.
Alteration of Shareholder Rights
      Under the Indian Companies Act, and subject to the provisions of the articles of association of a company and the relevant rules as issued by the Department of Company Affairs, where the share capital of a company is divided into different classes of shares, the rights of any class of shareholders can only be altered or varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class by a special resolution passed at a general meeting of the holders of the issued shares of that class, or pursuant to a judicial order sanctioning a compromise or arrangement between the company and such class of shareholders.

Share Register and Record Dates
      We maintain our register of members at our registered office and all transfers of shares should be notified to us at such address. Our register of members is open to inspection during business hours by shareholders without charge and by other persons upon payment of a fee not exceeding Rs. 150.
      The register and index of beneficial owners maintained by a depository under the Depositories Act, 1996 is deemed to be an index of members and register and index of debenture holders. We recognize as shareholders only those persons who appear on our register of members and we do not recognize any person holding any equity share or part thereof on trust, whether express, implied or constructive, except as permitted by law.
      To determine which shareholders are entitled to specified shareholder rights, we may close the register of members. For the purpose of determining who our shareholders are, our register of members may be closed for periods not exceeding 45 days in any one year or 30 days at any one time. In order to determine our shareholders’ entitlement to dividends, it is our general practice to close the register of members for approximately ten to 20 days before the annual general meeting. The date on which this period begins is the record date. Under the listing agreements with each of the stock exchanges on which our equity shares are listed, we may, upon giving at least 15 days’ advance notice to the stock exchange, set a record date and/or close the register of members. The trading of our equity shares and the delivery of shares certificates may continue while the register of members is closed.
Annual Report
      At least 21 days before an annual general meeting, we must circulate our annual report, which comprises of either a detailed or abridged version of our audited financial accounts, our directors’ report, our corporate governance report, and our auditor’s report, to the shareholders along with a notice convening the annual general meeting. In addition, we must furnish to the exchanges quarterly and semi-annual unaudited results within 30 days after the end of each accounting quarter. In respect of results for the fourth quarter of that financial year, we can opt to publish audited results for the entire year within three months, and thus will not be required to publish unaudited results for the last quarter within 30 days. We are also required to send copies of our annual report to the NSE and BSE and to publish our financial results in at least one English language daily newspaper circulating in the whole or substantially the whole of India and also in a newspaper published in the language of the region where our registered office is situated. We are also required under the Indian Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account.
      Under the Indian Companies Act, we must file with the Registrar of Companies our balance sheet and profit and loss account within 30 days of the date on which the balance sheet and profit and loss account were laid before the annual general meeting and our annual return within 60 days of the conclusion of that meeting.
Borrowing Powers
      Our directors may raise, borrow or secure the payment of any sums of money for our purposes as they deem appropriate without the consent of a majority of the shareholders in a general meeting, provided that, the aggregate of the monies to be borrowed and the principal amount outstanding in respect of monies raised, borrowed or secured by us does not exceed the aggregate of our paid up share capital plus free reserves.
Issue of Equity Shares and Pre-emptive Rights
      Subject to the provisions of the Indian Companies Act and our Articles of Association and to any special rights attaching to any of our equity shares, we may increase our share capital by the allotment or issue of new equity shares with preferred, deferred or other special rights or restrictions regarding dividends, voting, return of capital or other matters as we may from time to time determine by special resolution. We may issue equity shares that are redeemable or are liable to be redeemed at our option or the option of the holder in accordance with our Articles of Association. We cannot issue equity shares at a discount.
      Under the Indian Companies Act, new equity shares shall first be offered to existing shareholders in proportion to the amount they have paid up on their equity shares on the record date. The offer shall be made by written notice specifying:

•	the right, exercisable by the shareholders of record, to renounce the equity shares offered in favor of any other person;

•	the number of equity shares offered; and

•	the period of the offer, which may not be less than 15 days from the date of the offer. If the offer is not accepted, it is deemed to have been declined.
      The offer is deemed to include a right exercisable by the person concerned to renounce the shares offered to him in favor of any other person. Our board of directors is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with our Articles of Association. Holders of ADSs may not be able to participate in any such offer. See “Description of American Depositary Shares — Dividends and Distributions.”
      However, under the provisions of the Indian Companies Act, new equity shares may be offered to non-shareholders, if this has been approved by a special resolution or by an ordinary resolution with the Government’s permission.
      Immediately after the issue of our equity shares and ADSs as contemplated by this prospectus, assuming that the underwriters’ over-allotment option is exercised in full,                      equity shares from our authorized share capital described above will be available for allotment and issue.
Capitalization of Profits and Reserves
      Our Articles of Association allow our directors, with the approval of our shareholders by an ordinary resolution, to capitalize any part of the amount standing to the credit of our reserve accounts or to the credit of our profit and loss account or otherwise available for distribution. Any sum which is capitalized shall be appropriated among our shareholders in the same proportion as if such sum had been distributed by way of dividend. This sum shall not be paid out in cash and shall be applied in the following manner:

•	paying up any amount remaining unpaid on the shares held by our shareholders; or

•	issuing to our shareholders, fully paid bonus equity shares (issued either at par or a premium).
      Any issue of bonus equity shares would be subject to the SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, or SEBI Guidelines, which provide that:

•	no company shall, pending the conversion of convertible securities, issue any bonus equity shares unless a similar benefit is extended to the holders of such convertible securities through a reservation of equity shares in proportion to such conversion;

•	the bonus issue shall be made out of free reserves built out of genuine profits or share premium collected in cash only;

•	bonus equity shares cannot be issued unless all the partly paid up equity shares have been fully paid-up;

•	the company has not defaulted in the payment of interest or principal in respect of fixed deposits and interest on existing debentures or principal on redemption of such debentures;

•	a declaration of bonus equity shares in lieu of dividend cannot be made;

•	the company shall have sufficient reason to believe that it has not defaulted in the payment of statutory dues of the employees such as contribution to provident fund, gratuity and bonus; and

•	the bonus issue must be implemented within six months from the date of approval by the board of directors.
Purchase of Own Equity Shares
      A company may reduce its capital in accordance with the Indian Companies Act and the regulations issued by SEBI by way of a share buy-back out of its free reserves or securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back) subject to certain conditions, including:

•	the buy-back must be authorized by the company’s Articles of Association;

•	a special resolution authorizing the buy-back must be passed in a general meeting;

•	the buy-back is limited to 25% of the company’s total paid up capital and free reserves;

•	the ratio of debt owed is not more than twice the capital and free reserves after such buy-back; and

•	the buy-back is in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulation, 1998.
      The first two conditions mentioned above would not be applicable if the number of equity shares bought back is less than 10% of our total paid up equity capital and free reserves and if such buy back is authorized by the board of directors, provided that no buy-back shall be made within 365 days from the date of any previous buy-back. If such buy-back constitutes more than 10% of the total paid-up equity capital and free reserves of the company, it must be authorized by a special resolution of the company in general meeting. Our Articles of Association permit us to buy back our equity shares.
      Any equity shares which have been bought back by us must be extinguished within seven days. Further, we will not be permitted to buy back any securities for a period of one year or to issue new securities for six months except by way of a bonus issue or in discharge of our existing obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity. A company is also prohibited from purchasing its own shares or specified securities through any subsidiary company including its own subsidiary companies or in the event of non-compliance with certain other provisions of the Indian Companies Act.
      ADS holders will be eligible to participate in a share buy-back in certain cases. An ADS holder may acquire equity shares by withdrawing them from the depositary facility and then selling those equity shares back to us in accordance with the provisions of applicable law as discussed above. ADS holders should note that equity shares withdrawn from the depositary facility may only be redeposited into the depositary facility under certain circumstances. See “Description of American Depositary Shares.”
      There can be no assurance that the equity shares offered by an ADS investor in any buy-back of equity shares by us will be accepted by us. The position regarding regulatory approvals required for ADS holders to participate in a buy-back is not clear. ADS investors are advised to consult their Indian legal advisers prior to participating in any buy-back by us, including in relation to any regulatory approvals and tax issues relating to the share buy-back.
Rights of Minority Shareholders
      The Indian Companies Act provides mechanisms for the protection of the rights of the minority shareholder. Where the share capital of a company is divided into different classes of shares and there has been variation in the rights attached to the shares of any class, the holders of not less than 10% of the issued shares of that class, who did not vote in favor of a resolution for the variation, have the right to apply to the Tribunal to have the variation cancelled and such variation shall not have any effect unless confirmed by the Tribunal.

      Further, under the Indian Companies Act, shareholders holding not less than 10% of the issued share capital or shareholders representing not less than 10% of the total number of members or 100 members, whichever is lesser, provided that they have paid all calls and other sums due on their shares, have the right to apply to the Tribunal for an order to bring an end to the matter complained of, on the following grounds of oppression or mismanagement:

•	that the company’s affairs are being conducted in a manner prejudicial to public interest or in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; or

•	that a material change has taken place in the management or control of the company, whether by a change in its board of directors or management or in the ownership of the company’s shares and by reason of such change, it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.
Provisions on Squeeze Out of Minority Shareholders
      Under the Indian Companies Act, where an arrangement or contract involving a transfer of shares or any class of shares of a company to another company has been approved by holders holding not less than 90% in value of such class of shares, the transferee company has the right to give notice to any dissenting shareholder, within a specified time and in a prescribed manner, that it desires to acquire its shares.
      Unless the Tribunal, upon an application made by a dissenting shareholder within a month of the aforementioned notice, orders otherwise, the transferee company has the right to acquire the shares of the dissenting shareholder on the same terms as those offered to the other shares to be transferred under the arrangement or contract.
      Where, in pursuance of any such arrangement or contract, shares in a company are transferred to another company, and those shares, together with any other shares held by the transferee company (or its nominee or subsidiary company) in the transferor company, constitute not less than 90% in value of the shares, the transferee company is required to give notice of such fact to any remaining shareholders within a month of such transfer. Any such remaining shareholder may within three months of the notice from the transferee company, require the transferee company to acquire its shares. Where such notice is given by such remaining shareholder, the transferee company is bound to acquire those shares on the same terms as provided for under the arrangement or contract for the transfer of the other shares of the transferor company or on such terms as may be agreed or on terms that the Tribunal (upon an application of either the transferee company or the shareholder) thinks fit to order.
Book-Entry Shares and Liquidity
      Our equity shares are compulsorily traded in book-entry form and are available for trading under both depository systems in India, namely, the National Securities Depository Limited and Central Depository Services (India) Limited. As of June 30, 2006, approximately 158,958,325 equity shares representing 28.5% of our total equity capital are held in book-entry form with the depository systems. The International Securities Identification Number (ISIN) for our equity shares is INE 268A01031.

COMPARISON OF SHAREHOLDERS’ RIGHTS
      We are incorporated under the laws of India. The following discussion summarizes certain material differences between the rights of holders of our equity shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the State of Delaware which result from differences in governing documents and the laws of India and Delaware. As a holder of our ADSs, your rights differ in certain respects from those of holders of our equity shares. See “Description of American Depositary Shares.”
      This discussion does not purport to be a complete statement of the rights of holders of our equity shares under applicable law in India and our amended and restated Memorandum and Articles of Association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

Delaware Law	Indian Law

Annual and Special Meetings of Shareholders

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	While shareholders of a company do not have any right to call for an annual general meeting, shareholders holding one tenth of the voting share capital of the company have a right to request an extraordinary general meeting. However, in the event the company defaults in holding an annual general meeting within 15 months from the date of its last annual general meeting, the Government of India may order a meeting to be held upon the application of any shareholder.

Quorum Requirements for Meetings of Shareholders

A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.	Our Articles of Association specify that five members personally present constitute the quorum required to conduct business at a general meeting, which is consistent with Indian law requirements.

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.	Our Articles of Association provide that unless otherwise determined by the shareholders at a general meeting, the number of directors shall not be less than three or more than 12.

Under Indian law, the appointment and removal of directors (other than additional directors) is required to be approved by the shareholders.

There is no concept under Indian law as to division of the board of directors into different classes or cumulative voting.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any	Under Indian law, a director of a company, other than a director appointed by the Government of

Delaware Law	Indian Law

preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).
India, may be removed by the affirmative vote of shareholders holding a majority of the voting share capital, provided that a special notice of the resolution to remove the director is given in accordance with the provisions of the Indian Companies Act. Under our Articles of Association, any director who has been appointed by any persons pursuant to the provisions of an agreement with us may be removed at any time by such person.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.	The board of directors has the power to fill a vacancy on the board and any director so appointed shall hold office only so long as the vacating director would have held such office if no vacancy had occurred.

Interested Director Transactions

Under Delaware law, some contracts or transactions in which one or more of a Delaware corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. For an interested director transaction not to be voided, either the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.	Under Indian law, contracts or arrangements in which one or more directors of an Indian company has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval of the board of directors and disclosing the nature of the interest to the board of directors, are satisfied. Subject to a few exceptions, for an interested director transaction not to be voided, (a) the interested director is required to disclose the nature of his concern or interest at a meeting of the board of directors; (b) the board of directors is required to grant its consent to the contract or arrangement; (c) the interested director is not permitted to take part in the discussion of, or vote on, the contract or arrangement; and (d) the approval of the Government of India is required to be obtained in the event the paid up share capital of the company is more than Rs. 10 million. An interested director is not to be counted for the purposes of quorum at the time of any such discussion or vote and if the interested director does vote, the vote shall be void. The contravention of relevant provisions is punishable with fine.

Delaware Law	Indian Law

Cumulative Voting

Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There is no concept of cumulative voting under Indian law.

Shareholder Action Without a Meeting

Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.	There is no concept of shareholder action without a meeting under Indian law.

Business Combinations

With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares entitled to vote thereon.

Delaware law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in Section 203 of the Delaware General Corporation Law. See “— Interested Stockholders” below.	The sale, lease or disposal of all or substantially all of the assets of an Indian company must be approved by the board of directors and shareholders holding a majority of the voting share capital of the company.

Under the Indian Companies Act, the merger of two companies is required to be approved by a court of competent jurisdiction and by a three- fourths majority of each class of shareholders and creditors of the company present and voting at the meetings held to approve the merger.

Interested Stockholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option,	Indian law does not prohibit corporate transactions but does require disclosure of related party transactions in the financial statements of the company.

During the time that a related party transaction exists, a company is required to disclose the name of the related parties, describe the relationship between the parties, describe the nature of the transactions and disclose the volume of the transactions either as an amount or as an

Delaware Law	Indian Law

warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation or its bylaws, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.
appropriate proportion, the amounts or appropriate proportions of outstanding items pertaining to related parties at the balance sheet date and provisions for doubtful debts due from such parties at that date and the amounts written off or written back in the period in respect of debts due from or to related parties.

Transactions undertaken between a company and a person having a substantial interest in the company would qualify as a related party transaction and would be required to be disclosed under applicable accounting standards. A party is considered to have a substantial interest in a company if that party owns, directly or indirectly, 20% or more of the voting power in the company.

Limitations on Personal Liability of Directors

A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. A typical certificate of incorporation would also provide that if Delaware law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended. However, these provisions would not be likely to bar claims arising under US federal securities laws.	Generally, Indian law provides that directors are not personally liable in respect of contracts of the company. However, where a director acts without the approval or ratification of the company, such director may be personally liable. Directors are also personally liable for breach of trust or misfeasance, both civilly and in some cases criminally. The Indian Companies Act contains certain provisions making directors personally liable to discharge certain monetary obligations in their capacity as directors, such as the non-refund of share application monies or excess application monies within the time limit stipulated by the Indian Companies Act. Similarly, the Indian Companies Act provides for civil liability of directors for misstatements in a prospectus issued by the company that has been signed by the directors, including the obligation to pay compensation to any persons subscribing to the shares of the company on the faith of statements made in the prospectus.

Directors’ and officers’ liability insurance policies are available in India. However, the permissible coverage under such policies is subject to the same limitations as on the ability of the company to indemnify its directors as described under “— Indemnification of Directors and Officers.”

Indemnification of Directors and Officers

Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for	Under Indian law, subject to specified exceptions, any provision, whether contained in the Articles of Association of a company or in any agreement, exempting or indemnifying any director, officer or auditor of the company against any liability in respect of any negligence, default, breach of duty or breach of trust which would by law otherwise attach to such director, officer or auditor, shall be

Delaware Law	Indian Law

another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

 • acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

 • in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.
void, unless it is proved that such person had acted honestly and reasonably. However, pursuant to the exceptions permitted under Indian law, our Articles of Association provide for indemnification of any officer or agent against any liability incurred by such person in successfully defending any proceeding, whether civil or criminal, in which such person is acquitted in whole or in part on the grounds that such person had acted honestly and reasonably, or in connection with an application made by an officer or agent to the High Court of the relevant state for relief for reason that he or she has a reason to apprehend that any proceeding may be brought against him in respect of any negligence, default, breach of duty, misfeasance or breach of trust in which relief has been granted by such High Court.

Appraisal Rights

A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	There is no concept of appraisal rights under Indian law.

Delaware Law	Indian Law

Shareholder Suits

Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation, including for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under established Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In such derivative and class actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Under the Indian Companies Act, shareholders holding not less than one tenth of the issued share capital, shareholders representing not less than one tenth of the total number of members or one hundred members, provided that they have paid all calls and other sums due on their shares, have the right to request the National Company Law Tribunal, a statutory body, for an order or injunction as to the taking or not taking of an action by the company on the following grounds of oppression or mismanagement: (a) that the company’s affairs are being conducted in a manner prejudicial to public interest, in a manner oppressive to any member or members or in a manner prejudicial to the interests of the company; and (b) that a material change has taken place in the management or control of the company, whether by a change in the board of directors or management or in the ownership of the company’s shares, and by reason of such change it is likely that the affairs of the company will be conducted in a manner prejudicial to public interest or in a manner prejudicial to the interests of the company.

Inspection of Books and Records

All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.	Pursuant to our Articles of Association, our board of directors has the authority to determine whether and to what extent and at what times and places and under what conditions or regulations our books are open to the inspection of the shareholders. Further, no shareholder of the company has the right to inspect any record of the company except as conferred under law or authorized by the board of directors or by the shareholders in a general meeting. The books containing the minutes of the proceedings of any general meetings of the shareholders are required to be kept at the registered office of the company and such materials are to be opened for inspection by any shareholder, without charge, subject to reasonable restrictions which may be imposed by a company’s articles or the general meeting of the shareholders. If an inspection is refused, the company and every officer of the company in default will be punishable with a fine.
Under Indian law, the audited financial statements for the relevant financial year, the directors’ report and the auditors’ report are required to be provided

Delaware Law	Indian Law

to the shareholders before the annual general meeting. In addition, a corporate governance section and a management’s discussion and analysis section are required to be made available for inspection at the company’s registered offices during normal business hours for the 21 days prior to the annual general meeting.

Amendment of Governing Documents

Under Delaware law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by Delaware law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of Delaware law. Under Delaware law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.	Under Indian Law, subject to certain specified amendments that require the additional approval of the central government, a company may make amendments to its articles with the approval of shareholders holding a super majority of the shares of the company.

Distributions and Dividends; Repurchases and Redemptions

Delaware law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under Delaware law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.	Under Indian law, a company may only pay a dividend in an amount in excess of 10% of its paid up capital out of the profits of that year after it has transferred to the reserves of the company a percentage of its profits for that year ranging between 2.5% to 10% depending on the rate of dividend proposed to be declared in that year. If the profits for a year are insufficient, the dividend for that year may be declared out of the accumulated profits earned in previous years and transferred to reserves, subject to the following conditions: (i) the rate of dividend to be declared may not exceed the lesser of the average of the rates at which dividends were declared in the five years immediately preceding the year, or 10% of paid-up capital; (ii) the total amount to be drawn from the accumulated profits from previous years and transferred to the reserves may not exceed an amount equivalent to one tenth of the paid-up capital and free reserves and the amount so drawn is first to be used to set off the losses incurred in the financial year before any dividends in respect of preference or equity shares; and (iii) the balance of reserves after withdrawals must not be below 15% of paid-up capital. Shareholders have a right to claim a dividend, after such dividend has been declared by the company at a general meeting. Shareholders also have a right to claim the interim dividends, which may be declared only pursuant to a resolution of the company’s board of directors. Dividends may be paid only in cash. Where a

Delaware Law	Indian Law

dividend has been declared by a company but has not been paid within 30 days from the date of declaration to any shareholder entitled to the payment of such dividend, a penalty can be imposed on a director who is knowingly a party to such default.
A company is prohibited from acquiring its own shares unless the consequent reduction of capital is effected and sanctioned by a High Court. However, pursuant to certain amendments to the Indian Companies Act, a company has been empowered to purchase its own shares or other specified securities out of its free reserves, or the securities premium account or the proceeds of any shares or other specified securities (other than the kind of shares or other specified securities proposed to be bought back), subject to certain conditions including: (a) the buy-back must be authorized by the articles of association of the company; (b) a resolution must be passed by a super majority of the outstanding shares in the general meeting of the company authorizing the buy-back; (c) the buy-back is limited to 25% of the total paid up capital and free reserves; (d) the ratio of debt owed by the company must not be more than twice the capital and free reserves after such buy-back; and (e) the buy-back must be in accordance with the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 1998.
Conditions (a) and (b) mentioned above would not be applicable if the buy-back is for less than 10% of the total paid-up equity capital and free reserves of the company and such buy-back has been authorized by the board of directors of the company. Further, a company buying back its securities is not permitted to buy-back any additional securities for a period of one year after the buy-back or to issue any securities for a period of six months.

A company is also prohibited from purchasing its own shares or specified securities directly or indirectly.

COMPARISON OF CORPORATE GOVERNANCE STANDARDS
      The listing of our ADSs on the NYSE and our equity shares on the Indian Stock Exchanges will cause us to be subject to NYSE listing standards and Indian corporate governance requirements set out in the listing agreements that we have entered into with the Indian Stock Exchanges.
      The NYSE listing standards applicable to us, as a foreign private issuer, are considerably different from those applicable to companies incorporated in the United States. Under the NYSE rules, we need only (i) establish an independent audit committee that has specified responsibilities as described in the following table; (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE; (iii) provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and (iv) provide a brief description of significant differences between our corporate governance practices and those followed by US companies.
      The corporate governance requirements which apply to us as a listed company on the Indian Stock Exchanges are contained in Clause 49 of the listing agreements that we have entered into with the Indian Stock Exchanges. Clause 49 has been amended from time to time.
      The following table summarizes certain material differences in the corporate governance standards applicable to us under our listing agreements with the Indian Stock Exchanges and the corporate governance standards for a NYSE-listed company, both to a typical US domestic issuer and the requirements that would be different for us as a foreign private issuer.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

Director Independence

A majority of the board must consist of independent directors. Independence is defined by various criteria including the absence of a material relationship between the director and the listed company. For example, directors who are employees, are immediate family of an executive officer of the company or receive over $100,000 per year in direct compensation from the listed company are not independent. Directors who are employees of or otherwise affiliated through immediate family with the listed company’s independent auditor are also not independent. Determinations of independence were made by the board.	If the Chairman of the board of directors is an executive director, at least 50% of the board of directors should comprise of independent directors. If the Chairman of the board of directors is a non- executive director, then at least one third of the board should comprise of independent directors. Clause 49 of the listing agreements define an “independent director” to mean a non-executive director who (i) is receiving director’s remuneration and does not have any other material pecuniary relationship or transaction with the company, its promoters, its directors, its senior management or its holding company or its subsidiaries or its associates, which may affect the independence of the director; (ii) is not related to promoters or management at the board level or at one level below the board; (iii) has not been an executive of the company in the immediately preceding three financial years; (iv) is not a partner or an executive and has not been a partner or executive during the preceding three financial years, of the statutory audit firm or the internal audit firm or the legal firm and consulting firm of the company; (v) is not a material supplier, service provider, customer, lessee, or lessor of the company and (vi) is not a shareholder, owning 2% or more of the voting shares of the company.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

The non-management directors must meet at regularly scheduled executive sessions without management.	There is no comparable requirement under Indian law.

(The NYSE requirements for a board consisting of independent directors and non-management directors meeting at regularly scheduled executive sessions do not apply to us as a foreign private issuer.)

Audit Committee

The audit committee must (i) be comprised entirely of independent directors; (ii) be directly responsible for the appointment, compensation, retention and oversight of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee; (iii) establish procedures for the receipt, retention and treatment of complaints with respect to accounting and auditing issues; (iv) establish procedures for the confidential, anonymous submission by employees of the listed issuer of concerns regarding questionable accounting or auditing matters; (v) be authorized to engage independent counsel and other advisers it deems necessary to perform its duties; and (vi) be given sufficient funding by the board of directors to compensate the independent auditors and other advisors as well as for the payment of ordinary administrative expenses incurred by the committee that are necessary or appropriate in carrying out its duties.	The listing agreements require that the role of the audit committee should include the following:

 1. To oversee the company’s financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.

 2. To recommend to the board of directors the appointment and removal of the external auditor, fix the audit fee and also approve of payment to such auditor for any other services rendered by him.

 3. To review with management the annual financial statements before submission to the board of directors, focusing primarily on matters required to be included in the Director’s Responsibility Statement, any changes in accounting policies and practices, any major accounting entries based on exercise of judgment by management, any qualifications in the draft audit report, any significant adjustments arising out of the audit, the going concern assumption, compliance with accounting standards, compliance with stock exchange and legal requirements concerning financial statements and any related party transactions.

 4. To review with management, the performance of external and internal auditors, and the adequacy of internal control systems.

 5. To review the adequacy of the internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.

 6. To discuss with internal auditors any significant findings and follow-up thereon.

7. To review the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

systems of a material nature and report the matter to the board.

 8. To discuss with external auditors before the audit commences, the nature and scope of the audit as well as to conduct post-audit discussions to ascertain any area of concern.

 9. To review the company’s quarterly financial statements and management policies.

10. To examine the reasons for substantial defaults in payment to depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.

11. To renew the functioning of whistle blower mechanism.

12. To review the management’s discussion and analysis of financial condition and results of operation.

13. To review the statement of significant related party transactions submitted by the management.

14. To review the management letters/letters of internal control weaknesses issued by the statutory auditors.

15. To review the internal audit reports relating to internal control weaknesses.

16. To review the appointment, removal and terms of remuneration of the chief internal auditor.

The audit committee must consist of at least three members, and each member must be independent within the meaning established by the NYSE and Rule 10A-3 under the Exchange Act.

The audit committee members must be financially literate or become financially literate within a reasonable period of their appointment to the audit committee.

Each listed company must have disclosed whether its board of directors has identified an audit committee financial expert (as defined under applicable rules of the Commission) and if not, the reasons why the board has not done so.

The audit committee must have a written charter that addresses the committee’s purpose and responsibilities.

At a minimum, the committee’s purpose must be to assist the board in the oversight of the integrity of the company’s financial statements, the company’s compliance with legal and regulatory requirements, the independent auditor’s qualifications and independence and the performance of the company’s internal audit	Clause 49 of the listing agreements require that a qualified and independent audit committee should be set up, which has a minimum of three members. Two-thirds of its members should be independent directors and the chairman of the audit committee should be an independent director.

The listing agreements also require that all members of the audit committee should be financially literate and at least one member should have financial management and accounting expertise.

In addition to the role of the audit committee described above, the audit committee is required to have powers that include the ability to investigate any activity within their terms of reference, seek information from any employee, obtain outside legal or other professional advice and secure attendance of outsiders with relevant expertise if this is considered necessary.

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

function and independent auditors.

The duties and responsibilities of the audit committee include conducting a review of the independent auditing firm’s annual report describing the firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review of the firm and any steps taken to address such issues.

The audit committee is also to assess the auditor’s independence by reviewing all relationships between the company and its auditor. It must establish the company’s hiring guidelines for employees and former employees of the independent auditor.

The committee must also discuss the company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, and policies with respect to risk assessment and risk management.

Each listed company must have an internal audit function.	The listing agreements require an Indian listed company to have an internal audit function.

The committee must also meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors and review with the independent auditor any audit problems or difficulties and management’s response.

The committee must report regularly to the board.	Clause 49 of the listing agreements also require that the audit committee should meet at least four times in a year and not more than four months should lapse between two meetings.

(The NYSE audit committee requirements apply to us as foreign private issuers are not exempt from this requirement.)

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent board members as defined by the NYSE listing standards.	The listing agreements state that a company may set up a remuneration committee, which should be comprised of at least three directors, all of whom shall be non-executive directors and the chairman of the remuneration committee shall be an independent director.

The committee must have a written charter that addresses its purpose and responsibilities.

These responsibilities include (i) reviewing and approving corporate goals and objectives relevant to CEO compensation; (ii) evaluating CEO

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

performance and compensation in light of such goals and objectives for the CEO; (iii) based on such evaluation, reviewing and approving CEO compensation levels; (iv) recommending to the board non-CEO compensation, incentive compensation plans and equity-based plans; and (v) producing a report on executive compensation as required by the Commission to be included in the company’s annual proxy statement or annual report. The committee must also conduct an annual performance self-evaluation.

(The NYSE compensation committee requirements do not apply to us as a foreign private issuer.)

Nominating/ Corporate Governance Committee

Listed companies must have a nominating/corporate governance committee composed entirely of independent board members.	There is no comparable provision under Indian law.

The committee must have a written charter that addresses its purpose and responsibilities, which include (i) identifying individuals qualified to become board members; (ii) selecting, or recommending that the board select, the director nominees for the next annual meeting of shareholders; (iii) developing and recommending to the board a set of corporate governance principles applicable to the company; (iv) overseeing the evaluation of the board and management; and (v) conducting an annual performance evaluation of the committee.

(The NYSE nominating/corporate governance committee requirements do not apply to us as a foreign private issuer.)

Equity-Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exceptions.

(The NYSE requirement for shareholder approval of equity-compensation plans does not apply to us as a foreign private issuer.)	Section 79A of the Indian Companies Act requires that a company may issue equity shares at a discount of a class of shares already issued if such issue is authorized by a special resolution passed by the company in a general meeting.

The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, as amended, also require that a special resolution be passed by the shareholders of a company in a general meeting to approve an employee stock option or stock purchase scheme.

Corporate Governance Guidelines

Listed companies must adopt and disclose corporate governance guidelines.	Corporate governance requirements for listed companies in India are included in Clause 49 of

Requirements under our Listing Agreements
Standard for NYSE-Listed Companies	with the Indian Stock Exchanges

(The NYSE requirement that corporate governance guidelines be adopted does not apply to us as a foreign private issuer. However, we must disclose differences between the corporate governance standards to which we are subject and those of the NYSE.)
the listing agreements required to be entered into with the Indian Stock Exchanges.

Code of Business Conduct and Ethics

All listed companies, United States and foreign, must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

(The NYSE requirement for a code of business conduct and ethics does not apply to us as a foreign private issuer.)	Clause 49 of the listing agreements require that the board of directors shall lay down a code of conduct for all board members and senior management of a listed company. This code of conduct is required to be posted on the website of the company. Further, all board members and senior management personnel are required to affirm compliance with the code on an annual basis and the company’s annual report must contain a declaration to this effect signed by its chief executive officer.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
      Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013, USA. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., Mumbai Branch, located at Ramnord House, 77 Dr. Annie Besant Road, Worli, Mumbai, India 400 018.
      We have appointed Citibank, N.A. as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the Commission under cover of a registration statement on Form F-6 (Registration No. 333-                    ). You may obtain a copy of the deposit agreement from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and under our name through the Commission’s website, www.sec.gov.
      We are providing you with a summary description of the ADSs and your rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.
      Each ADS represents one equity share on deposit with the custodian bank. An ADS will also represent any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.
      If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement is governed by New York law. However, our obligations to the holders of equity shares will continue to be governed by the laws of India, which may be different from the laws in the US.
      As an owner of ADSs, you may hold your ADSs by means of an ADR registered in your name, through a brokerage or safekeeping account or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns new ADSs and will own ADSs at the relevant time.
Dividends and Distributions
      As an ADS holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. ADS holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash
      Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank. Upon receipt of such notice the depositary bank will arrange for the funds to be converted into dollars and for the distribution of the dollars to the ADS holders.
      The conversion into dollars will take place only if practicable and if the dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
Distributions of Equity Shares
      Whenever we make a free distribution of equity shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of equity shares with the custodian. Upon receipt of such notice, the depositary bank will either distribute to holders new ADSs representing the equity shares deposited or modify the ADS-to-equity shares ratio, in which case each ADS you hold will represent rights and interests in the additional equity shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
      The distribution of new ADSs or the modification of the ADS-to-equity shares ratio upon a distribution of equity shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new equity shares so distributed.
      No such distribution of new ADSs will be made if it would violate a law (for example, the US securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it will use its best efforts to sell the equity shares received and will distribute the proceeds of the sale as in the case of a distribution of cash.
Elective Distributions
      Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional equity shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.
      The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.
      If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in India would receive upon failing to make an election, as more fully described in the deposit agreement.
Distributions of Rights
      Whenever we intend to distribute rights to purchase additional equity shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
      The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new equity shares directly rather than new ADSs.
      The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.
      The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution.
      If the depositary bank is unable to sell the rights, it will allow the rights to lapse.
Other Distributions
      Whenever we intend to distribute property other than cash, equity shares or rights to purchase additional equity shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.
      If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.
      The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.
      The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you;

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.
      The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
      Whenever we decide to redeem any of the equity shares on deposit with the custodian, we will notify the depositary bank. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will mail notice of the redemption to the holders.
      The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Equity Shares
      The equity shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or classification of such equity shares or a recapitalization, reorganization, merger, consolidation or sale of assets.
      If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the equity shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Issuance of ADSs Upon Deposit of Equity Shares
      If permitted under applicable law, the depositary bank may create ADSs on your behalf if you or your broker deposit equity shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you obtain all necessary government approvals and pay any applicable issuance fees and any charges and taxes payable for the transfer of the equity shares to the custodian. Your ability to deposit equity shares and receive ADSs may be limited by US and Indian legal considerations applicable at the time of deposit. In particular, in accordance with applicable regulations of the RBI and the Ministry of Finance, the depository bank will only be able to accept additional equity shares for deposit into the ADS facility to the extent that there have previously been no withdrawals of equity shares.
      The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the equity shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.
      If you are permitted to make a deposit of equity shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	the equity shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such equity shares have been validly waived or exercised;

•	you are duly authorized to deposit the equity shares;

•	the equity shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the equity shares presented for deposit have not been stripped of any rights or entitlements.
      If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
      As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.
      To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, taxes, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.
Withdrawal of Equity Shares Upon Cancellation of ADSs
      As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then the depositary bank will have the obligation to transfer to you the corresponding number of underlying equity shares at the custodian’s offices, subject to the laws of India. In order to withdraw the equity shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the equity shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
      If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and certain other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the equity shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.
      You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the equity shares or ADSs are closed, or (ii) equity shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

•	Any other circumstances specifically contemplated in the regulations promulgated by the Commission’s staff from time to time.
      The depositary bank will only deliver equity shares upon surrender of ADSs to the extent the number of equity shares at that time deposited with the custodian have been listed for trading on the Indian Stock Exchanges and dematerialized. The depositary bank will process requests for withdrawal of the equity shares represented by ADSs surrendered to it on a first come, first served basis.
      We expect the equity shares to be represented by the ADSs offered hereby to be (i) listed for trading on the Indian Stock Exchanges 45 days after the closing of this offering and (ii) dematerialized in the account of the Custodian 10 days following receipt by the depositary bank of confirmation of listing on the Indian Stock Exchanges. We expect the equity shares to be represented by the ADSs issuable upon exercise of the underwriters’ over-allotment option to be (i) listed for trading on the Indian Stock Exchange 45 days after the closing of the over-allotment option and (ii) dematerialized in the account of the Custodian 10 days following receipt by the depositary bank of confirmation of listing on the Indian Stock Exchanges.
      The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights
      As an ADS holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. You will have no right to attend our general meetings in person. A holder of ADSs may withdraw the underlying equity shares from the ADS facility and vote as a direct shareholder, but there may not be sufficient time to do so after the announcement of an upcoming shareholders’ meeting. The voting rights of holders of equity shares are described in “Description of Share Capital.”
      At our request, the depositary bank will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.
      If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the shares represented by the holder’s ADSs in accordance with such voting instructions. In the event that voting takes place by a show of hands, the depositary bank will cause the custodian to vote all deposited securities in accordance with the instructions received by holders of a majority of the ADSs for which the depositary bank receives voting instructions.
      Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.
Fees and Charges
      As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

Issuance of ADSs upon deposit of equity shares	Up to 5¢ per ADS issued
Surrender of ADSs for withdrawal of equity shares	Up to 5¢ per ADS surrendered
Distribution of cash dividends or other cash distribution	Up to 5¢ per ADS held
Exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued
Distribution of ADSs pursuant to stock dividend or other free stock distributions	Up to 5¢ per ADS issued
Distributions of cash proceeds (i.e., upon sale of rights or other entitlements)	Up to 5¢ per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to 5¢ per ADS held
Depositary Services Fee	Up to 5¢ per ADS held
Transfer of ADRs	Up to $1.50 per certificate presented for transfer
      As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of equity shares (i.e., upon deposit and withdrawal of equity shares);

•	expenses incurred for converting foreign currency into dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	fees and expenses incurred in connection with the delivery or servicing of equity shares on deposit; and

•	taxes and duties upon the transfer of securities (i.e., when equity shares are deposited or withdrawn from deposit).
      Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
      The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian account (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holdings ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
      In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
      Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.
      The depositary bank has separately agreed to make available to us a portion of the net fees (after deduction of custody fees for the shares on deposit) it collects from ADS holders. These amounts will be available to cover certain expenses related to the establishment and maintenance of the ADR program, including:
      • legal fees and expenses;
      • ADS listing fees;

• investor relations fees and expenses;
      • mailing and printing fees (i.e., for annual reports and proxy materials); and
      • website and web casting expenses.
      Neither the depositary bank nor we can determine the exact amount of reimbursements the depositary bank will make available to us because the number of ADSs that will be issued and outstanding, the level of fees to be charged to holders of ADSs and our reimburseable expenses related to the ADR program are not known at this time.
      Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.
Amendments and Termination
      We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders not less than 30 days’ prior notice of any modifications that would prejudice any of their substantial rights under the deposit agreement (except in very limited circumstances enumerated in the deposit agreement).
      You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the equity shares represented by your ADSs (except as permitted by law).
      We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.
      Upon termination, the following will occur under the deposit agreement:

•	For a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the equity shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those equity shares on the same terms as prior to the termination. During such six months’ period the depositary bank will continue to collect all distributions received on the equity shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

•	After the expiration of such six months’ period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.
Books of Depositary
      The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
      The depositary bank will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.
      These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
      The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the depositary agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in equity shares, for the validity or worth of the equity shares, for any tax consequences that result from the ownership of ADSs, for the credit worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Association or Memorandum of

Association, any provision of any securities on deposit or by reason of any act of God or war or terrorism or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Association or Memorandum of Association or in any provisions of securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting equity shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of equity shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

Pre-Release Transactions
      The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of equity shares or release equity shares before receiving ADSs. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.
Taxes
      You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
      The depositary bank may refuse to issue ADSs, to deliver transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
      The depositary bank will arrange for the conversion of all foreign currency received into dollars if such conversion is practicable, and it will distribute the dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

      If the conversion of foreign currency is not practicable or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	convert the foreign currency to the extent practicable and lawful and distribute the dollars to the holders for whom the conversion and distribution is lawful and practicable;

•	distribute the foreign currency to holders for whom the distribution is lawful and practicable; and

•	hold the foreign currency (without liability for interest) for the applicable holders.

THE INDIAN SECURITIES MARKET
      The information in this section has been extracted from publicly available documents from various sources, including officially prepared materials from the SEBI, the BSE and the NSE and has not been prepared or independently verified by us or the underwriters or any of their respective affiliates or advisors.
The Indian Securities Market and Stock Exchange Regulations
      India has a long history of organized securities trading. In 1875, the first stock exchange was established in Mumbai.
      India’s stock exchanges are regulated primarily by SEBI, as well as by the Government of India acting through the Ministry of Finance, Capital Markets Division, under the SCRA, and the SCR Rules. The SCR Rules, along with the rules, bylaws and regulations of the respective stock exchanges, regulate the recognition of stock exchanges, the qualifications for membership thereof and the manner in which contracts are entered into and enforced between members.
      The Securities and Exchange Board of India Act 1992, as amended, or the SEBI Act, provided for the establishment of SEBI to protect the interests of investors in securities and to promote the development of, and to regulate, the securities market and for matters connected therewith or incidental hereto. The SEBI Act granted powers to SEBI to, among other things, regulate the Indian securities market, including stock exchanges and other intermediaries in the capital markets, to promote and monitor self-regulatory organizations, to prohibit fraudulent and unfair trade practices and insider trading, to regulate substantial acquisitions of shares and takeovers of companies, to call for information, to undertake inspections and to conduct inquiries and audits of stock exchanges, self regulatory organizations, intermediaries and other persons associated with the securities market.
      SEBI also issued guidelines concerning minimum disclosure requirements for public companies, rules and regulations concerning investor protection, insider trading, substantial acquisition of shares and takeovers of companies, buy-backs of securities, delisting of securities, employees stock option plans, stock brokers, merchant bankers, underwriters, mutual funds, foreign institutional investors, credit rating agencies and other capital market participants.
      The Central Listing Authority, or the CLA, has been set up by SEBI to address the issue of multiple listing of the same security at various stock exchange and to bring about uniformity in the due diligence exercise in scrutinizing all listing applications on any stock exchange. The functions of the CLA as enumerated in the Securities and Exchange Board of India (Central Listing Authority) Regulations 2003 are, inter alia, to receive and process applications for listing and issue, if it deems fit, a letter precedent to listing to any such applicant, to make recommendations to SEBI on issues pertaining to the protection of the interest of the investors in securities and development and regulation of the securities market, including the listing agreements, listing conditions and disclosures to be made in the offer documents and to undertake any other functions as may be delegated to it by SEBI from time to time.
Listing
      The listing of securities on a recognized Indian stock exchange is regulated by the Indian Companies Act, the SCRA, the SCR Rules, 1957 and the listing agreements of the respective stock exchanges. Under the SCR Rules, the governing body of each stock exchange is empowered to suspend trading of or dealing in a listed security for breach by a listed company of its obligations under such agreement subject to such company receiving prior notice of the intent of the stock exchange and upon being granted a hearing in the matter. SEBI has power to amend the terms of the listing agreements and direct the stock exchanges to amend their bylaws.

      We have entered into listing agreements with the Indian Stock Exchanges for the continuous listing of our equity shares. Each of these agreements and/or the Takeover Code requires that:

•	we adhere to certain corporate governance requirements including ensuring the minimum number of independent directors on the board, and composition of various committees such as audit committees and remuneration committees;

•	we are subject to continuing disclosure requirements and must publish unaudited financial statements on a quarterly basis and immediately inform the stock exchanges of any unpublished price sensitive information;

•	we maintain a minimum level of shares held by the public as required under these agreements;

•	if any person acquires more than 5% of our equity shares or voting rights we and the acquiror shall comply with the provisions of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended, or the Takeover Code;

•	no person shall acquire, or agree to acquire, 15% or more of our equity shares or voting rights, unless the provisions of the Takeover Code are complied with; and

•	if any takeover offer is made or if there is any change in management control, then we and the persons securing management control of us need to comply with the Takeover Code.
      Any non-compliance with the terms and conditions of the listing agreements with the Indian Stock Exchanges may entail our delisting of our equity shares from such stock exchanges, which will affect future trading of those equity shares.
      A listed company can be delisted under the provisions of the SEBI (Delisting of Securities) Guidelines 2003, as amended, or Delisting Guidelines, which govern voluntary and compulsory delisting of shares of Indian companies from the stock exchanges. A company may be delisted through a voluntary delisting sought by the shareholders of the company with a minimum of 75% majority of the shares of the company or a compulsory delisting by the stock exchange due to any acquisition of shares of the company or other arrangement or consolidation of holdings which results in the public shareholding of the company falling below the minimum level specified in the listing conditions or in the listing agreements. A company may voluntarily delist from a stock exchange provided that an exit opportunity has been given to the investors at an exit price determined in accordance with a specified formula. The procedure for compulsory delisting also requires the company to make an exit offer to the shareholders.
      The Delisting Guidelines were recently amended on January 31, 2006 to permit stock exchanges to delist the securities of companies that have been suspended for a minimum period of six months for non-compliance with the listing agreement of the applicable Indian stock exchange after considering representations received from aggrieved persons. The amendment also provides that in the event that the securities of a company are delisted by a stock exchange, the fair value of securities shall be determined by persons appointed by the stock exchange out of a panel of experts, which shall also be selected by the stock exchange. If a listed company is delisted by the stock exchange, the listed company may file an appeal before the Securities Appellate Tribunal against the stock exchange’s decision.
Disclosures under the Indian Companies Act and Securities Regulations
      All companies, including public limited companies, are required under the Indian Companies Act to prepare and file with the Registrar of Companies and circulate to their shareholders audited annual accounts that comply with the disclosure requirements under the Indian Companies Act. In addition, a listed company is subject to continuing disclosure requirements pursuant to the terms of its listing agreement with the relevant stock exchange and SEBI regulatory requirements. Companies are also required to publish unaudited financial statements (though subject to a limited review by the company’s auditors), on a quarterly basis and are required to inform the stock exchanges immediately regarding any sensitive information that would be likely to affect the stock price.

Indian Stock Exchanges
      There are currently 22 recognized stock exchanges in India, most of which have their governing board for self-regulation. A number of these exchanges have been directed by SEBI to file schemes for demutualization as part of the move towards greater investor protection. The BSE and the NSE hold prominent positions among the stock exchanges in terms of the number of listed companies, market capitalization and trading activity.
      With effect from April 1, 2003, the stock exchanges in India operate on a trading day plus two, or T+2, rolling settlement system. At the end of the T+2 period, obligations are settled with buyers of securities paying for and receiving securities, while sellers transfer and receive payment for securities. For example, trades executed on a Monday would typically be settled on a Wednesday. SEBI proposes to subsequently move to a T+1 settlement system. In order to contain the risk arising out of the transactions entered into by the members of various stock exchanges either on their own account or on behalf of their clients, the stock exchanges have designed risk management procedures, which include compulsory prescribed margins on the individual broker members, based on their outstanding exposure in the market, as well as stock-specific margins from the members.
      To restrict abnormal price volatility, SEBI has instructed stock exchanges to apply the following price bands calculated at the previous day’s closing price (there are no restrictions on price movements of index stocks):

•	Market Wide Circuit Breakers. In order to restrict abnormal price volatility in any particular stock, SEBI has instructed stock exchanges to apply daily circuit breakers, which do not allow transactions beyond certain price volatility. An index based market-wide (equity and equity derivatives) circuit breaker system has been implemented and the circuit breakers are applied to the market for movement by 10%, 15% and 20% for two prescribed market indices: the BSE Sensex for the BSE and the Nifty for the NSE, or the NSE Nifty, whichever is breached earlier. If any of these circuit breaker thresholds are reached, trading in all equity and equity derivatives markets nationwide is halted.

•	Price Bands. Price bands are circuit filters of 20% movements either up or down, and are applied to most securities traded in the markets, excluding securities included in the BSE Sensex and the NSE Nifty and derivatives products. In addition to the market-wide index based circuit breakers, there are currently in place varying individual scrip wise bands (except for scrips on which derivative products are available or scrips included in indices on which derivative products are available) of 20% either ways for all other scrips.

BSE
      The BSE is one of the stock exchanges in India on which our equity shares are listed. Established in 1875, it is the first stock exchange in India to have obtained permanent recognition in 1956 from the Government of India under the SCRA and has evolved over the years into its present status as the largest stock exchange of India. Recently, pursuant to the BSE (Corporatization and Demutualization) Scheme 2005 of SEBI, with effect from August 20, 2005, the BSE has been incorporated and is now a company under the Indian Companies Act.
      The BSE has switched over to an on-line trading network since May 1995 and has expanded this network to over 400 cities in India. As of July 31, 2006, there were 4,793 listed companies whose securities were trading on the BSE, the daily turnover of the BSE was Rs. 2,560 million, and the market capitalization of the BSE was approximately Rs. 27,121,000 million.

NSE
      Our equity shares are also listed in India on the NSE. The NSE was established by financial institutions and banks to provide nationwide on-line satellite-linked screen-based trading facilities with market makers and electronic clearing and settlement for securities including government securities, debentures, public sector notes and units. Deliveries for trades executed “on-market” are exchanged through the National Securities Clearing Corporation Limited. After recognition as a stock exchange under the SCRA in April 1993, the NSE commenced operations in the wholesale debt market segment in June 1994 and operations in the derivatives segment in June 2000.
      As of July 31, 2006, there were 1,095 companies listed on the NSE, the daily turnover of the NSE was Rs. 4,614 million and the market capitalization of the NSE was approximately Rs. 25,143,000 million.
Trading Hours
      Trading on both the BSE and the NSE normally occurs Monday through Friday, between 9:55 a.m. and 3:30 p.m. The BSE and the NSE are closed on public holidays.
Trading Procedure
      In order to facilitate smooth transactions, in 1995 BSE replaced its open outcry system with BSE On-line Trading, or BOLT, facility in 1995. This totally automated screen based trading in securities was put into practice nation-wide. This has enhanced transparency in dealings and has assisted considerably in smoothing settlement cycles and improving efficiency in back-office work.
Stock Market Indices
      The following two indices are generally used in tracking the aggregate price movements on the BSE. The BSE Sensitive Index, or Sensex, consists of listed shares of 30 large market capitalization companies. The companies are selected on the basis of market capitalization, liquidity and industry representation. Sensex was first compiled in 1986 with the fiscal year ended March 31, 1979 as its base year. The BSE 100 Index (formerly the BSE National Index) contains listed shares of 100 companies including the 30 in Sensex with fiscal 1984 as the base year. The BSE 100 Index was introduced in January 1989.
Internet-Based Securities Trading and Services
      SEBI approved internet trading in January 2000. Internet trading takes place through order routing systems, which route client orders to exchange trading systems for execution. This permits clients throughout the country to trade using brokers’ Internet trading systems. Stock brokers interested in providing this service are required to apply for permission to the relevant stock exchange and also have to comply with certain minimum conditions stipulated by SEBI.
Takeover Code
      The Takeover Code, as last amended on May 26, 2006 prescribes certain thresholds of securities ownership or trigger points that give rise to certain obligations thereunder. The Takeover Code requires disclosures of the aggregate shareholding or voting rights in a company by any acquiror who acquires shares or voting rights which (taken together with shares or voting rights, if any, already held by such acquiror) entitle him to more than 5%, 10%, 14%, 54% or 74% of the shares or voting rights in that company. The Takeover Code also requires (unless specifically exempted) the making of an open offer to acquire an additional 20% of the voting capital of another company in the following circumstances:

(a) any acquiror, who together with persons acting in concert with such acquiror, acquires or agrees to acquire 15% or more of the equity shares or voting rights in the company;

(b) any acquiror who, together with persons acting in concert with such acquiror, has acquired 15% or more, but less than 55%, of the equity shares or voting rights in the shares of the company and who acquires additional shares or voting rights entitling such acquiror to exercise more than 5% of the voting rights in any financial year ending March 31;

(c) any acquiror who, together with persons acting in concert with such acquiror, has acquired 55% or more, but less than 75%, of the shares or voting rights in the shares of the company (or,

where the company concerned had obtained the initial listing of its shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the SCR Rules, less than 90% of the shares or voting rights in the company) and who acquires any additional share or voting right;

(d) any acquiror who, together with persons acting in concert with such acquiror, holds 55% or more, but less than 75%, of the shares or voting rights of the company (or, where the company concerned had obtained the initial listing of its shares by making an offer of at least 10% of the issue size to the public pursuant to Rule 19(2)(b) of the SCR Rules, less than 90% of the shares or voting rights in the company), intends to consolidate its holdings while ensuring that the public shareholding in the target company does not fall below the minimum level permitted by the listing agreement with the stock exchanges; or

(e) any acquiror who acquires control over the company (directly or indirectly), irrespective of whether there has been any acquisition of shares or voting rights in the company.

      However, in the event a public offer is made pursuant to paragraph (d) above, the minimum size of the public offer to acquire the voting capital of the target company is required to be the lesser of (i) 20% of the voting capital of the company; or (ii) such other lesser percentage of the voting capital of the company as would, assuming full subscription of the offer, enable the acquiror, together with persons acting in concert with him, to increase his holding to the maximum level possible, which is consistent with the target company meeting the requirements of minimum public shareholding laid down in the listing agreement.
      Further, if the acquisition of voting capital of a target company made by an acquiror pursuant to a public offer results in the public shareholding in the target company being reduced below the minimum level required in the listing agreement with the stock exchange(s) for the purpose of continuous listing, the acquiror is required to take necessary steps to facilitate compliance of the target company with the relevant provisions of the listing agreement within the time period mentioned in the listing agreement.
      The Takeover Code sets out the contents of the required public announcements as well as the minimum offer price. The minimum offer price depends on whether the shares of the company are “frequently” or “infrequently” traded (as defined in the Takeover Code). In case the shares of the company are frequently traded, the offer price shall be the higher of:

•	the negotiated price under the agreement for the acquisition of shares in the company;

•	the highest price paid by the acquiror or persons acting in concert with him for any acquisitions, including through an allotment in a public, preferential or rights issue, during the 26-week period prior to the date of public announcement;

•	the average of the weekly high and low of the closing prices of the shares of the company quoted on the stock exchange where the shares of the company are most frequently traded during the 26-week period prior to the date of public announcement, or the average of the daily high and low of the prices of the shares as quoted on the stock exchange where the shares of the company are most frequently traded during the two weeks preceding the date of public announcement, whichever is higher.
      Specific obligations of the acquiror and the board of directors of the target company in the offer process have also been specified. Acquirers making a public offer also must deposit in an escrow account a percentage of the total consideration which will be forfeited in the event that the acquiror does not fulfill its obligations.
      The general requirements to make such a public announcement do not, however, apply entirely to bailout takeovers when a promoter is taking over a financially weak company but not a “sick industrial company” pursuant to a rehabilitation scheme approved by a public financial institution or a scheduled bank. A “financially weak company” is a company which has at the end of the previous financial year accumulated losses which have resulted in the erosion of more than 50% but less than 100% of the total sum of its paid up capital and free reserves as at the beginning of the previous financial year. A “sick industrial company” is a company registered for more than five years which has at the end of any financial year accumulated losses equal to or exceeding its entire net worth.
      The Takeover Code, subject to certain conditions specified in the Takeover Code, exempts certain specified acquisitions from the requirement of making a public offer, including, among others, the acquisition of shares (1) by allotment in a public issue or a rights issue; (2) pursuant to an underwriting agreement; (3) by registered stockbrokers in the ordinary course of business on behalf of clients; (4) in unlisted companies; (5) pursuant to a scheme of reconstruction or amalgamation; (6) pursuant to a scheme under Section 18 of the SICA; (7) resulting from transfers between companies belonging to the same group of companies or between qualifying promoters of a publicly listed company and relatives; (8) by way of transmission through inheritance or succession, (9) resulting from transfers by Indian venture capital funds or foreign venture capital investors registered with SEBI, to promoters of a venture capital undertaking or venture capital undertaking pursuant to an agreement between such venture capital funds or foreign venture capital investors with such promoters or venture capital undertaking; (10) by the Government of India controlled companies, unless such acquisition is made pursuant to a disinvestment process undertaken by the Government of India or a state government; (11) change in control by takeover/restoration of the management of the borrower company by the secured creditor in terms of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002; (12) acquisition of shares by a person in exchange of equity shares received under a public offer made under the Takeover Code; and (13) in terms of guidelines and regulations relating to delisting of securities as specified by SEBI. The Takeover Code does not apply to acquisitions in the ordinary course of business by public financial institutions either on their own account or as a pledgee. An application may also be filed with the takeover panel seeking exception from the open offer requirements of the Takeover Code.
      In addition, the provisions of the Takeover Code relating to making of an open offer do not apply to the acquisition of ADRs so long as they are not converted into equity shares carrying voting rights.
Insider Trading Regulations
      The SEBI (Prohibition of Insider Trading) Regulations 1992, as amended, or the Insider Trading Regulations, have been notified by SEBI to prohibit and penalize insider trading in India. The Insider Trading Regulations prohibit an “insider” from dealing, either on his/her own behalf or on behalf of any other person, in the securities of a company listed on any stock exchange when in possession of “unpublished price sensitive information.” The terms “unpublished” and “price sensitive information” are defined by the Insider Trading Regulations. The Insider Trading Regulations define an insider to mean any person who is or was connected with the company or is deemed to have been connected with the company and who is reasonably expected to have access to unpublished price sensitive information in respect of securities of a company or who has received or has had access to such unpublished price sensitive information.
      Price sensitive information means any information which relates directly or indirectly to a company and which if published is likely to materially affect the price of securities of the company, such as the periodical financial results of the company, intended declaration of dividends (both interim and final), issue of securities or buy-back of securities. The insider is also prohibited from communicating, counseling or procuring, directly or indirectly, any unpublished price sensitive information to any other person who while in possession of such unpublished price sensitive information shall not deal in securities.
      Further, the Insider Trading Regulations prohibit a company from dealing in the securities of another company or the associate of that other company, while in the possession of unpublished price sensitive information. The Insider Trading Regulations provide for certain defenses which can be raised by an insider (as defined under the Insider Trading Regulations) in possession of unpublished price sensitive information and dealing in securities.
      The Insider Trading Regulations require any person who holds more than 5% of the outstanding shares or voting rights in any listed company to disclose to the company the number of shares or voting rights held by such person and any change in such shareholding or voting rights within four business days of:

•	the receipt of intimation of allotment of shares; or

•	the acquisition of the shares or voting rights, as the case may be.
      On a continuing basis, any person who holds more than 5% of the outstanding shares or voting rights of any listed company is required to disclose to the company the number of shares or voting rights held by such person and change in such shareholding or voting rights, even if such change results in such person’s shareholding falling below 5%, if there has been change in such holdings from the last disclosure made, subject to de minimis exceptions for changes that do not in the aggregate exceed 2% of total outstanding shares or voting rights of the company. Such disclosure is required to be made within four business days of:

•	the receipt of intimation of allotment of shares; or

•	the acquisition or sale of shares or voting rights, as the case may be.
      The Insider Trading Regulations make it compulsory for listed companies and certain other entities associated with the securities market to establish an internal code of conduct to prevent insider trading and also to regulate disclosure of unpublished price-sensitive information within such entities so as to minimize misuse thereof. The Insider Trading Regulations specify a model code of conduct and a model code of corporate disclosure practices to prevent insider trading, which is to be implemented by all listed companies. All directors, officers and substantial shareholders in a listed company are required to make periodic disclosures of their shareholding as specified in the Insider Trading Regulations.
Depositories
      In August 1996, the Indian Parliament enacted the Depositories Act 1996 which provides a legal framework for the establishment of depositories to record ownership details and effectuate transfers in book-entry form. SEBI framed the Securities and Exchange Board of India (Depositories and Participants) Regulations 1996, as amended, which provide for, among other things, the registration of depositories and participants, the rights and obligations of the depositories, participants, the issuer companies and the beneficial owners, pledge of securities held in book-entry form, and procedure for the conversion to book-entry form of shares held in physical form.
      Trading of securities in book-entry form commenced in December 1996. In January 1998, SEBI notified scrips of various companies for compulsory book-entry trading by certain categories of investors. Subsequently, SEBI has significantly increased the number of scrips in which book-entry form trading is mandatory for all investors. The SEBI (Disclosure and Investor Protection) Guidelines, 2000, as amended, provide that no company may make a public or rights issue or an offer for sale of securities unless the company enters into an agreement with a depository for book-entry of securities already issued or proposed to be issued to the public or existing shareholders and the company gives an option to subscribers, shareholders or investors to receive the security certificates or hold securities in book-entry form with a depository.
      SEBI has also provided that the issue and allotment of shares in initial public offerings and/or the trading of shares shall only be in electronic form, and the company gives an option to subscribers, shareholders or investors either to receive the security certificates or to hold the securities in book-entry form with a depository.
      Under the Depositories Act, 1996, every person subscribing to securities offered by an issuer has an option to either receive the security certificates or hold the securities with a depository. The Indian Companies Act provides that Indian companies making any initial public offerings of securities for or in excess of Rs. 100 million ($2.2 million) should issue the securities in book-entry form.

      However, even in case of scrips notified for compulsory dematerialized trading, investors, other than institutional investors, are permitted to trade in physical shares on transactions outside the stock exchange where there are no requirements of reporting such transactions to the stock exchange, and on transactions on the stock exchange involving lots of less than 500 securities.
      Transfers of shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants registered with the depositaries established under the Depositories Act, 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant and have to be borne by the account holder. Upon delivery, the shares shall be registered in the name of the relevant depositary on the company’s books and this depositary shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be effected through the records of the depositary. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depositary.
Derivatives (Futures and Options)
      Trading in derivatives is governed by the SCRA and the SEBI Act. Trading in derivatives in India takes place either on separate and independent derivatives exchanges or on a separate segment of an existing stock exchange. The derivative exchange or a derivative segment of a stock exchange functions as a self-regulatory organization under the supervision of SEBI. Derivatives products have been introduced in a phased manner in India, starting with future contracts in June 2000 and index options, stock options and stock futures in June 2000, July 2001 and November 2001, respectively.

GOVERNMENT OF INDIA APPROVALS
Legal Regime
      The issue of ADSs by an Indian company is primarily regulated by the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993, as amended, or the ADR Scheme, and the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2000, as amended, or the Regulations, read with Circular F. No. 15/ 7/ 1999-NRI dated January 19, 2000, or the Circular, issued by the Ministry of Finance, Department of Economic Affairs, Government of India, which permit Indian companies to issue ADSs in accordance with the procedure laid down thereunder without obtaining any regulatory approvals.
Automatic Route
      Foreign direct investment in our company is permitted under the automatic route and non-resident investors are permitted to hold up to 100% of our equity share capital. For the purposes of an ADS issue, current Indian regulations do not require an Indian company issuing ADSs to obtain any approval or permission from any regulatory authorities in India. See “— Legal Regime” above. However, in the event that the issue related expenses (including fixed expenses such as underwriting commissions, lead manager’s charges, legal expenses and other reimbursable expenses) exceed the prescribed ceiling of 7% of the issue, we would be required to obtain the approval of the RBI. See “Regulations and Restrictions on Foreign Ownership of Indian Securities.”
Pricing of an ADS Issue
      Pursuant to a recent amendment of the ADR Scheme set out in a circular dated August 31, 2005, the Ministry of Finance has prescribed pricing norms for ADR issues by Indian companies. As per the Circular, the pricing of ADR issues must be at a price not less than the higher of the following two averages:

•	the average of the weekly high and low of the closing prices of the related equity shares quoted on the stock exchange during the six months preceding the relevant date; or

•	the average of the weekly high and low of the closing prices of the related equity shares quoted on a stock exchange during the two weeks preceding the relevant date.
      The “relevant date” in this regard has been defined to mean the date thirty days prior to the date on which the general meeting of the shareholders is held, in accordance with Section 81 (IA) of the Companies Act to approve the proposed issue of ADSs.
Regulatory Filings
      We are required to make the following filings in connection with the issue of ADSs:

•	full details of the ADS issue including details of our equity capital structure, the number of ADSs issued, the ratio of ADSs to the underlying shares, amount raised by this issue and amount repatriated with the Reserve Bank of India in the form specified in Annexure C of the Regulations, within 30 days from the date of closing of the ADS issue;

•	a quarterly return with the RBI in the form specified in Annexure D of the Regulations within 15 days of the close of the calendar quarter; and

•	a return of allotment with the Registrar of Companies, at the time of issuance of the new equity shares.

Declaration for Equity Shares Beneficially Owned
      Section 187C of the Indian Companies Act requires the holder of record of an equity share to declare details of the beneficial owner and vice versa. Any person who defaults in making the said declaration is liable to pay a fine of up to Rs. 1,000 for each day of such continuing default. However, the failure to comply with Section 187C would not affect the obligation of the company to register a transfer of shares or pay any dividends to the registered holder of any shares, in respect of which such a declaration has not been made.
Approvals Received by the Company
      We intend to apply for in-principle approvals for the listing of the equity shares underlying the ADSs from the NSE and BSE. We are also required to apply for and obtain the final approval for listing of the equity shares underlying the ADSs on the completion of the allotment of the equity shares.

REGULATIONS AND RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
General
      The Government of India regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies is generally regulated by the Foreign Exchange Management Act 1999, as amended from time to time, or FEMA, read with the rules, regulations and notifications issued under FEMA. A person resident outside India can transfer any security of an Indian company or any other security to an Indian resident only in accordance with the terms and conditions specified in FEMA and the rules, regulations and notifications made thereunder or as permitted by the RBI.
Foreign Direct Investment
      The Government of India, pursuant to its liberalization policy, set up the Foreign Investment Promotion Board, or FIPB, to regulate all foreign direct investment. Foreign direct investment, or FDI, means investment by way of subscription and/or purchase of securities of an Indian company by a non resident investor. FDI in India can be either through the automatic route where no prior approval of any regulatory authority is required or through the government approval route. Over a period of time, the Government of India has relaxed the restrictions on foreign investment. Subject to certain conditions, under current regulations, FDI in most industry sectors does not require prior approval of the FIPB, or the RBI, if the percentage of equity holding by all foreign investors does not exceed specified industry-specific thresholds. These conditions include certain minimum pricing requirements, compliance with the Takeover Code, and ownership restrictions based on the nature of the foreign investor. FDI is prohibited in certain sectors such as retail trading (except single brand product retailing), atomic energy, lottery business and gambling and betting. Also, the following investments require the prior approval of the FIPB:

•	investments in excess of specified sectoral caps or investments in sectors in which FDI is not permitted or in sectors which specifically require approval of the FIPB;

•	investments by any foreign investor who had on January 12, 2005, an existing joint venture or a technology transfer/ trade mark agreement in the same field as the Indian company in which the FDI is proposed. However, no prior approval is required if: (a) the investor is a venture capital funds registered with SEBI, or (b) the existing joint venture, investment by either of the parties is less than 3%, or (c) the existing joint venture or collaboration is now defunct or sick;

•	foreign investment of more than 24% in the equity capital of units manufacturing items reserved for small scale industries;

•	all proposals for manufacturing activities requiring a license under the Industries (Development and Regulation) Act, 1951 and that are proposed to be located outside a radius of 25 kilometers of the standard urban area limits; and

•	all proposals relating to the acquisition of shares of an Indian company by a foreign investor (including an individual of Indian nationality or origin residing outside India and corporations established and incorporated outside India) which are not under the automatic route.
      A person residing outside India (other than a citizen of Pakistan or Bangladesh) or any entity incorporated outside India (other than an entity incorporated in Pakistan or Bangladesh) has general permission to purchase shares, convertible debentures or preference shares of an Indian company, subject to certain terms and conditions.
      Currently, subject to certain exceptions, FDI and investment by Non-Resident Indians, or NRIs (as such term is defined in FEMA), in Indian companies do not require the prior approval of the FIPB or the RBI. The Government of India has indicated that in all cases where FDI is allowed on an automatic basis without FIPB approval, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. In cases where FIPB approval is obtained, generally no approval of the RBI is required, subject to compliance with the applicable pricing guidelines, although a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the shares are issued to non-resident investors. The foregoing description applies only to an issuance of shares and not to a transfer of shares by Indian companies.
      The Government of India has set up the Foreign Investment Implementation Authority, or FIIA, under the Ministry of Commerce and Industry. The FIIA has been mandated to translate foreign direct investment approvals into implementation, provide a pro-active one stop after care service to foreign investors by helping them obtain necessary approvals, deal with operational problems and meet with various Government of India agencies to find solutions to foreign investment problems and maximize opportunities through a partnership approach.
      Under the current regulations, in the case of mining and processing of aluminum, copper and zinc, FDI up to 100% is permitted under the automatic route.
Issue of ADSs
      The Ministry of Finance, pursuant to the ADR Scheme has permitted Indian companies to issue ADSs. Certain relaxations in the ADR Scheme have also been notified by the RBI. The ADR Scheme provides that an Indian company may issue ADSs to a person resident outside India through a depositary without obtaining any prior approval of the Ministry of Finance or the RBI, except in certain cases. An Indian company issuing ADSs must comply with certain reporting requirements specified by the RBI.
      Investors do not need to seek specific approval from the Government of India to purchase, hold or dispose of ADSs. We intend to apply for approval in-principle from the relevant Indian stock exchanges for listing of the equity shares underlying the ADSs.
      The proceeds of an ADS issue may not be used for investment in stock markets and real estate. There are no other end-use restrictions on the use of the proceeds of an ADS issue. Further, issue-related expenses for a public issue of ADSs shall be subject to a ceiling of 7% of the total issue size. Issue-related expenses beyond this ceiling would require the RBI approval.
Restrictions on Redemption of ADSs, Sale of the Equity Shares Underlying the ADSs and the Repatriation of Sale Proceeds
      Other than mutual funds that may purchase ADSs subject to terms and conditions specified by the RBI, a person resident in India is not permitted to hold ADSs of an Indian company. Under Indian law, ADSs issued by Indian companies to non-residents have free transferability outside of India. Under the ADR Scheme, a non-resident holder of the ADSs may transfer such ADSs, or request that the overseas depositary bank redeem such ADSs. In the case of a redemption, the overseas depositary bank will request the domestic custodian bank to release the corresponding underlying shares in favor of the non-resident investor or transfer in the books of account of the issuing company in the name of the non-resident. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, under current Indian law, subject to certain limited exceptions, equity shares so acquired may not be redeposited with the depositary.
      Notwithstanding this, if a foreign investor were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership and may be subject to the portfolio investment restrictions and limitations. See “— Foreign Direct Investment” above. Further, foreign investors who withdraw their equity shares from the ADS program with the result that their direct or indirect holding in the company is equal to or exceeds 15% of the company’s total equity, may be required to make a public offer to the remaining shareholders of the company under the Takeover Code.
      Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the Rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will also be subject to certain exchange control restrictions on the conversion of Rupees into dollars. However, since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund not to use exchange restrictions on current international transactions as an instrument in managing the balance of payments. Since 1999, the Government of India has relaxed restrictions on capital account transactions by resident Indians who are now permitted to remit up to $25,000 per calendar year for any permissible capital account transaction or a combination of capital account and current account transaction other than remittances made directly or indirectly to Bhutan, Nepal, Mauritius or Pakistan or to countries identified by the Financial Action Task Force, or FATF, as “non co-operative countries and territories,” for example, the Cook Islands, Egypt, Guatemala, Indonesia, Myanmar, Nauru, Nigeria, Philippines and Ukraine.
Fungibility of ADSs
      As per the directions issued by the RBI on the two-way fungibility of ADSs, a person resident outside India is permitted to purchase, through a registered stock broker in India, shares of an Indian company for the purposes of converting the same into ADSs, subject, inter alia, to the following conditions:

•	the shares of the Indian company are purchased on a recognized stock exchange in India;

•	the shares of the Indian company are purchased on a recognized stock exchange with the permission of the domestic custodian for the ADSs issued by the Indian company and such shares are deposited with the custodian after purchase;

•	the Indian company has authorized the custodian to accept shares from non-resident investors for re-issuance of ADSs;

•	the number of shares of the Indian company so purchased does not exceed the ADSs converted into underlying shares; and

•	compliance with the provisions of the ADR Scheme and the guidelines issued thereunder.
Sponsored ADS Facilities
      By notification dated November 23, 2002, the RBI has permitted existing shareholders of Indian companies to sell their shares through the issuance of ADSs against the block of existing shares of an Indian company, subject to the following conditions:

•	the facility to sell the shares would be available pari passu to all categories of shareholders;

•	the sponsoring company whose shareholders propose to divest existing shares in the overseas market through the issue of ADSs will give an option to all its shareholders indicating the number of shares to be divested and the mechanism of determining the price under the applicable ADS norms. If the shares offered for divestment are more than the pre-specified number to be divested, shares would be accepted from the existing shareholders in proportion to their existing shareholdings;

•	the proposal for divestment of the shares would have to be approved by a special resolution of the Indian company;

•	the proceeds of the ADS issue raised abroad shall be repatriated to India within a period of one month from the closing of the issue. However, the proceeds of the ADS offering can also be retained abroad to meet the future foreign exchange requirements of the company; and

•	the issue-related expenses in relation to the public issue of ADSs under this scheme would be subject to a ceiling of 7% of the issue size, in the case of public issues, and 2% of the issue size, in the case of private placements. Issue-related expenses would include underwriting commissions and charges, legal expenses and reimbursable expenses. Issue-related expenses shall be passed on to shareholders participating in the sponsored issue on a pro-rata basis. Issue-related expenses beyond the ceiling would require the approval of the RBI.

Investment by Foreign Institutional Investors
      Pension funds, mutual funds, investment trusts, insurance or reinsurance companies, international or multinational organizations or agencies thereof, foreign governmental agencies or central banks, endowment funds, university funds, foundation or charitable trusts or charitable societies investing on their own behalf and asset management companies, investment managers or advisors, nominee companies, institutional portfolio managers, trustees, power of attorney holders, banks investing their proprietary funds or on behalf of “broad based” funds or on behalf of foreign corporate entities and individuals must register with SEBI as a foreign institutional investor, or FII, and obtain the approval of the RBI unless they are investing in securities of Indian companies through FDI.
      FIIs who are registered with SEBI are required to comply with the provisions of the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995, as amended, or the Foreign Institutional Investor Regulations. A registered FII may, subject to the pricing and ownership restrictions discussed below, buy and freely sell securities issued by any Indian company, realize capital gains on investments made through the initial amount invested in India, subscribe to or renounce rights offerings for shares, appoint a domestic custodian for custody of investments made and repatriate the capital, capital gains, dividends, income received by way of interest and any compensation received towards sale or renunciation of rights offerings of shares.
      Subject to the terms and conditions set out in the Foreign Institutional Investor Regulations, a registered FII or its sub-account may buy or sell equity shares, debentures and warrants of unlisted, listed or to be listed Indian companies through stock exchanges in India at ruling market price and also buy or sell shares or debentures of listed or unlisted companies other than on a stock exchange in compliance with the applicable SEBI/RBI pricing norms. Under the portfolio investment scheme under Schedule 2 to the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000 and the SEBI (Foreign Institutional Investors) Regulations, 1995, an FII or its sub-account, an FII is not permitted to hold more than 10% of the total issued capital of an Indian company in its own name; a foreign corporate or individual sub-account of the FII is not permitted to hold more than 5% of the total issued capital of an Indian company, and a broad based sub-account is not permitted to hold more than 10% of the total issued capital of an Indian company. The total holding of all FIIs together with their sub-accounts in an Indian company is subject to a cap of 24% of the total issued capital of the company, which may be increased up to the percentage of sectoral cap on FDI in respect of the said company pursuant to a resolution of the board of directors of the company and the approval of the shareholders of the company by a special resolution in a general meeting. Our board of directors intends to approve an increase in the existing FII limit in our company to 49%. This increase is further subject to the approval of our shareholders. Vedanta, Twin Star and MALCO have each agreed with the underwriters to vote or cause to be voted all of our equity shares owned or controlled by each of them for such increase in the FII limit.
      Pursuant to recent amendments to the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations, 2000, FIIs are permitted to purchase shares and convertible debentures, subject to certain limits, of an Indian company either through:

•	a public offer, where the price of the equity shares to be issued is not less than the price at which the equity shares are issued to Indian residents; or

•	a private placement, where the price of the equity shares to be issued is not less than the price set out in the relevant guidelines, including the SEBI Guidelines or the guidelines issued by the former Controller of Capital Issues, as applicable.
      Regulation 15A of the Foreign Institutional Investor Regulations provides that an FII or its sub-account may issue, deal in or hold, offshore derivative instruments such as participatory notes, equity linked notes or any other similar instruments against underlying securities, listed or proposed to be listed on any stock exchange in India, only in favor of those entities which are regulated by any regulatory authority in the countries of their incorporation or establishment, subject to compliance with “know your client” requirements. SEBI has pursuant to its circular dated February 19, 2004 clarified that certain categories of entities would be deemed to be regulated entities for purposes of Regulation 15A of the Foreign Institutional Investor Regulations. An FII or sub-account is also required to ensure that no further issue or transfer of any off-shore derivative instrument is made to any person other than a regulated entity.
Portfolio Investment by Non-Resident Indians
      A variety of methods for investing in shares of Indian companies are available to NRIs. Under the portfolio investment scheme, each NRI can purchase up to 5% of the paid-up share capital of an Indian company, subject to the condition that the aggregate paid-up share capital of an Indian company purchased by all NRIs through portfolio investments cannot exceed 10%. The 10% limit may be raised to 24% if a special resolution is adopted by the shareholders of the company. In addition to portfolio investments in Indian companies, NRIs may also make foreign direct investments in Indian companies under the FDI route discussed above. These methods allow NRIs to make portfolio investments in shares and other securities of Indian companies on a basis not generally available to other foreign investors.
Transfer of Shares
      Until recently, the sale of shares of an Indian company from a non-resident to a resident required RBI approval, unless the sale was made on a stock exchange through a registered stockbroker at the market price. The RBI has granted general permission to persons resident outside India to transfer shares and convertible debentures held by them to an Indian resident, subject to compliance with certain terms and conditions and reporting requirements. A resident who wishes to purchase shares from a non-resident must, pursuant to the relevant notice requirements, file a declaration with an authorized dealer in the prescribed Form FC-TRS, together with the relevant documents and file an acknowledgment thereof with the Indian company to effect transfer of the shares. However, in certain cases, the person to whom the shares are being transferred is required to obtain the prior permission of the Government of India to acquire the shares if he had on January 12, 2005, an existing joint venture or technology transfer agreement or trademark agreement in the same field other than in the information technology field to that in which the Indian company whose shares are being transferred is engaged, except:

•	investments to be made by venture capital funds registered with SEBI;

•	where the existing joint venture investment by either of the parties is less than 3%; or

•	where the existing venture/ collaboration is defunct or sick.
      A non-resident may also transfer any security to a person resident in India by way of gift. Moreover, the transfer of shares between an Indian resident and a non-resident does not require the prior approval of the Government of India or the RBI if the activities of the investee company are under the automatic route pursuant to the FDI Policy, the investor does not have an existing joint venture or technology transfer agreement or trademark agreement in the same field, the non-resident shareholding is within sector limits under the FDI policy and the pricing is in accordance with the guidelines prescribed by SEBI and the RBI.
      Pursuant to Press Note 4 (2006 Series) issued on February 10, 2006, the Government of India has permitted transfer of shares from residents to non-residents under the automatic route in the financial services sector or where the provisions of the Takeover Code are applicable, in cases where approval from SEBI under the Takeover Code, the RBI or the Insurance Regulatory & Development Authority is required.

Transfer of Shares of an Indian Company by a Person Resident Outside India
      A non-resident of India is generally permitted to sell equity shares underlying the ADSs held by him to any other non-resident of India without the prior approval of the RBI. However, approval by the FIPB is required if the person acquiring the shares has a previous venture or tie up in India in the same field in which the company whose shares are being transferred is engaged. Further, the RBI has pursuant to A.P. (DIR Series) Circular No. 16 dated October 4, 2004 granted general permission for the transfer of shares by a person resident outside India to a person resident in India, subject to compliance with certain pricing norms and reporting requirements.
Investment by Overseas Corporate Bodies
      The overseas corporate bodies, or OCBs, being entities in which at least 60% was owned by NRIs are no longer recognized as a class of investors in India. This change was effective from September 16, 2003. Accordingly OCBs will not be eligible to subscribe to the ADRs.

CERTAIN INCOME TAX CONSIDERATIONS
India
      The following is a summary of the material Indian income tax, stamp duty and estate duty consequences of the purchase, ownership and disposal of the ADSs and the equity shares underlying the ADSs for non-resident investors of the ADSs who acquire the ADSs pursuant to this prospectus. The summary only addresses the tax consequences for non-resident investors who hold the ADSs or the equity shares underlying the ADSs as capital assets and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary proceeds on the basis that the investor continues to remain a non-resident when the income by way of dividends and capital gains are earned. The summary is based on Indian tax laws and relevant interpretations thereof as are in force as of the date of this prospectus, including the Income Tax Act which provides for the taxation of persons resident in India on their global income and persons not resident in India on income received, accruing or arising in India or deemed to have been received, accrued or arisen in India, and is subject to change. This summary is not intended to constitute a complete analysis of all the tax consequences for a non-resident investor under Indian law in relation to the acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs and does not deal with all possible tax consequences relating to an investment in the equity shares and ADSs, such as the tax consequences under state, local and other (for example, non-Indian) tax laws. Potential investors should therefore consult their own tax advisers on the tax consequences of such acquisition, ownership and disposal of the ADSs or the equity shares underlying the ADSs under Indian law including specifically, the tax treaty between India and their country of residence and the law of the jurisdiction of their residence.

Taxation of Income from ADSs
      Under the ADR Scheme, the transfer of ADSs outside India by a non-resident holder to another non-resident does not give rise to any capital gains tax in India. However, Section 115AC of the Income Tax Act provides that income by way of long-term capital gains arising from the transfer of ADSs outside India by the non-resident holder to another non-resident is subject to tax at the rate of 10%. In the circumstances, if at all, that capital gains arising from a transfer of ADSs are taxable under the Income Tax Act, the same would be subject to tax as long-term capital gains at the rate of 10% plus surcharge at the applicable rate if such ADSs have been held by the non-resident holder for more than three years. Otherwise, the capital gains shall be subject to tax as short-term capital gains at the normal income tax rates applicable to non-residents under the provisions of the Income Tax Act.
      It is unclear whether capital gains derived from the sale by a non-resident investor of rights in respect of ADSs will be subject to tax liability in India. This will depend on the view taken by Indian tax authorities on the position with respect to the situs of the rights being offered in respect of the ADSs.

Withdrawal of Equity Shares in Exchange for the ADSs
      The withdrawal of equity shares in exchange for the ADSs, would not give rise to any capital gains liable to income tax in India.

Taxation of Dividend
      Dividends paid to non-resident holders of ADSs are not presently subject to tax in the hands of the recipient. However, we are liable to pay a “dividend distribution tax” currently at an effective rate of 14.0% on the total amount distributed as dividend.

Taxation of Sale of the Equity Shares
      Sale of equity shares by any holder may occasion certain incidence of tax in India, as is discussed below. Under applicable law, an equity sale of shares may be subject to a transaction tax and/ or tax on income by way of capital gains. Capital gains accruing to a non-resident investor on the sale of the equity shares, whether to an Indian resident or to a person resident outside India and whether in India or outside India, may be subject to Indian capital gains tax in certain instances as described below.

Sale of the Equity Shares on a Recognized Stock Exchange
      In accordance with applicable Indian tax laws, any income arising from a sale of the equity shares of an Indian company through a recognized stock exchange in India is subject to a securities transaction tax. Such tax is payable by a person irrespective of residential status and is collected by the recognized stock exchange in India on which the sale of the equity shares is effected. Capital gains realized in respect of equity shares held by the non-resident investor for more than 12 months will be treated as long-term capital gains and will not be subject to tax in the event such transaction is chargeable to the securities transaction tax.
      Capital gains realized in respect of shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the rate of 10% plus surcharge at the rate of 2.5% in the event such transaction is subject to the securities transaction tax. Withholding tax on capital gains on sale of shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.
      For the purpose of computing the capital gain tax on the sale of equity shares, the cost of acquisition of the equity shares would be the market price of the equity shares on the NSE or the BSE on the date on which the depositary notifies the Indian custodian bank of the redemption of the ADSs into the underlying shares. For the purpose of computing capital gains on the sale of equity shares, the sale consideration received or accruing on such sale shall be reduced by the cost of acquisition of such equity shares and any expenditure incurred wholly and exclusively in connection with such sale. However, there is no corresponding provision in the Income Tax Act as to the cost of acquisition of the equity shares being the price prevailing on the date of sale.

Sale of the Equity Shares otherwise than on a Recognized Stock Exchange
      Capital gains realized in respect of equity shares held by a non-resident investor for more than 12 months will be treated as long-term capital gains and will be subject to tax at the rate of 10% plus surcharge at the rate of 2.5%. Capital gains realized in respect of equity shares held by the non-resident investor for 12 months or less will be treated as short-term capital gains and will be subject to tax at the normal income tax rates applicable to non-residents under the provisions of the Income Tax Act. Withholding tax on capital gains on sale of equity shares is required to be deducted under Section 195 of the Income Tax Act at the prescribed rates.

Capital Losses
      The losses arising from a transfer of a capital asset in India can only be set off against capital gains and not against any other income in accordance with the Income Tax Act. A long-term capital loss may be set off only against a long-term capital gain. To the extent that the losses are not absorbed in the year of transfer, they may be carried forward for a period of eight years immediately succeeding the year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent years. In order to get the benefit of set-off of the capital losses in this manner, the non-resident investor must file appropriate and timely tax returns in India and undergo the usual assessment procedures.

Tax Treaties
      The above mentioned tax rates and the consequent taxation are subject to any benefits available to a non-resident investor under the provisions of any agreement for the avoidance of double taxation entered into by the Government of India with the country of residence of such non-resident investor.

Stamp Duty
      Upon the issuance of the equity shares underlying the ADSs, we are required to pay a stamp duty for each equity share equal to 0.1% of the issue price. Under Indian stamp law, no stamp duty is payable on the acquisition or transfer of equity shares in book-entry form. A transfer of ADSs is not subject to Indian stamp duty.

Wealth Tax, Gift Tax and Inheritance Tax
      The holding of ADSs by non-resident investors, the holding of the equity underlying shares by the depositary in a fiduciary capacity and the transfer of the ADSs between non-resident investors and the depositary is exempt from payment of wealth tax and gift tax. Further, there is no tax on inheritances which applies to the ADSs, or the equity shares underlying the ADSs.

Service Tax
      Brokerage or commission fees paid to stockbrokers in connection with the sale or purchase of equity shares are subject to an Indian service tax at a rate of 10% collected by the stockbroker. Further, pursuant to section 65(101) of the Finance Act, 2004 a sub-broker is also subject to this service tax. The 2006 Finance Bill has proposed increasing the current service tax to 12%.

Tax Credit
      A non-resident investor would be entitled to a tax credit with respect to any withholding tax paid by us or any other person for such non-resident investor’s account in accordance with the laws of the applicable jurisdiction.

Education Cess
      In all the above cases, the amount of income tax and surcharge and service tax as stated above is increased by an education cess of 2%.
United States Federal Income Taxation
      The following discussion describes certain material United States federal income tax consequences to US Holders (defined below) under present law of an investment in the ADSs or equity shares. This summary applies only to investors that hold the ADSs or equity shares as capital assets and that have the US dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
      The following discussion does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	United States expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding an ADS or equity share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons who acquired ADSs or equity shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or equity shares through partnerships or other pass-through entities.
      PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR EQUITY SHARES.
      The discussion below of the United States federal income tax consequences to “US Holders” will apply to you if you are a beneficial owner of ADSs or equity shares and you are, for United States federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a domestic trust on the previous day and has a valid election in effect under the applicable United States Treasury regulations to be treated as a domestic trust.
      If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or equity shares, your tax treatment generally will depend on your status and the activities of the partnership.
      The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying equity shares represented by those ADSs for United States federal income tax purposes.
      The United States Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by US Holders of ADSs, of foreign tax credits for United States federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US Holders could be affected by future actions that may be taken by the United States Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Equity Shares
      Subject to the PFIC rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or equity shares generally will be included in your gross income as foreign source ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of equity shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or equity shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, a US Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations.
      With respect to non-corporate US Holders (including individual US Holders) for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or equity shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, equity shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs are expected to be. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or equity shares.
      The amount of any distribution paid in Indian Rupees will be equal to the US dollar value of such Indian Rupees on the date such distribution is received by the depositary, in the case of ADSs, or by the US Holder, in the case of equity shares, regardless of whether the payment is in fact converted into US dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such Indian Rupees will generally be United States source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
      For foreign tax credit purposes, dividends distributed with respect to ADSs or equity shares will generally constitute “passive income” or, in the case of certain US Holders, “financial services income.” For taxable years beginning after December 31, 2006, the number of classes of foreign source income will be reduced to two, and dividends distributed with respect to the ADSs or equity shares would generally constitute “passive category income” but could, in the case of certain US Holders, constitute “general category income.” If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. A US Holder will not be able to claim a foreign tax credit for any Indian taxes imposed with respect to distributions on ADSs or equity shares (as discussed under “— India — Taxation of Dividend”). The rules relating to the determination of the foreign tax credit are complex and US Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Taxation of a Disposition of ADSs or Equity Shares
      Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale or other taxable disposition of an ADS or equity share equal to the difference between the amount realized for the ADS or equity share and your tax basis in the ADS or equity share. Your tax basis in the ADS or equity share will generally equal the cost of such ADS or equity share, as applicable. The gain or loss generally will be capital gain or loss. If you are a non-corporate US Holder (including an individual US Holder) who has held the ADS or equity share for more than one year, the gain on a disposition of the ADS or equity share will be long-term capital gain eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as United States source income or loss for foreign tax credit limitation purposes.
      Because capital gains generally will be treated as United States source gain, as a result of the United States foreign tax credit limitation, any Indian income tax imposed upon capital gains in respect of ADSs or equity shares (as discussed under “— India — Taxation of Income from ADSs,” “— India —

Sale of the Equity Shares on a Recognized Stock Exchange” and “— India — Sale of the Equity Shares otherwise than on a Recognized Stock Exchange”) may not be currently creditable unless a US Holder has other foreign source income for the year in the appropriate US foreign tax credit limitation basket. US Holders should consult their tax advisors regarding the application of Indian taxes to a disposition of an ADS or equity share and their ability to credit an Indian tax against their United States federal income tax liability.

Passive Foreign Investment Company
      We do not expect to be a PFIC for United States federal income tax purposes for our current taxable year ending March 31, 2007. Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of the ADSs in this offering and the expected price of the ADSs and our equity shares following the offering. Our actual PFIC status for the current taxable year will not be determinable until the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any subsequent year.
      A non-United States corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).
      We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
      We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and equity shares, our PFIC status will depend in large part on the market price of our ADSs and equity shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and equity shares may result in our being a PFIC for any year. In addition, there are uncertainties in the application of the relevant rules and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering.
      If we are a PFIC for any taxable year during which you hold ADSs or equity shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or equity shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or equity shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or equity shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
      The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or equity shares cannot be treated as capital, even if you hold the ADSs or equity shares as capital assets.
      If we are a PFIC for any year during which you hold ADSs or equity shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or equity shares. However, if we cease to be a PFIC you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or equity shares, as applicable. We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.
      A US Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or equity shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or equity shares as of the close of your taxable year over your adjusted basis in such ADSs or equity shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or equity shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or equity shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or equity shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or equity shares, as well as to any loss realized on the actual sale or disposition of the ADSs or equity shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or equity shares. Your basis in the ADSs or equity shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate with respect to qualified dividend income (discussed above) would not apply.
      The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. The NYSE is a qualified exchange. We expect that the ADSs will be listed on the NYSE and, consequently, if you are a holder of ADSs and the ADSs are regularly traded, the mark-to-market election would be available to you if we become a PFIC.
      If you hold ADSs or equity shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or equity shares and any gain realized on the disposition of the ADSs or equity shares. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or equity shares.

Information Reporting and Backup Withholding
      Dividend payments with respect to ADSs or equity shares and proceeds from the sale, exchange, redemption or other disposition of ADSs or equity shares made within the United States or through certain United States-related financial intermediaries may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. US Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. US Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.
      Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

SHARES AVAILABLE FOR FUTURE SALE
      Prior to the ADS offering, there was no market for our ADSs in the United States and we cannot assure you that a significant public market for our ADSs will develop or be sustained after the ADS offering. Future sales of substantial amounts of our ADSs in the public market following the ADS offering could adversely affect market prices for our ADSs prevailing from time to time and could impair our ability to raise capital through sale of our equity securities.
      Upon the completion of this offering, we will have outstanding            equity shares (including those represented by ADSs). Of these equity shares, the equity shares represented by ADSs sold in this offering will be freely tradable without restriction in the United States, except for any equity shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Our remaining equity shares may only be sold in the US if registered or if they qualify for an exemption from registration under US securities laws, including Rule 144 or Regulation S under the Securities Act. These equity shares may, under present law, be converted into ADSs only against a deposit of equity shares that have been purchased on the Indian stock exchanges, subject to a ceiling of the maximum number of ADSs issued in the ADS offering, or if we facilitate a secondary sale of equity shares on a pro-rata basis for all our existing shareholders. Any conversion of the ADSs that is not in accordance with the above would require the prior approval of the Government of India. If converted into ADSs, all equity shares issued in accordance with Regulation S and not held by affiliates or underwriters or similar persons may immediately be resold in the United States, subject to any applicable lock-up periods.
Rule 144
      In general, under Rule 144 as currently in effect, a person, or persons whose equity shares must be aggregated, who has beneficially owned restricted equity shares for at least one year, including persons who may be deemed an affiliate of us, would be entitled to sell within any three-month period a number of equity shares that does not exceed the greater of:

•	one percent of the then outstanding equity shares, in the form of ADSs or otherwise, which will equal approximately equity shares immediately after this offering; or

•	the reported average weekly trading volume of our equity shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission.
      Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner-of-sale provisions, notice requirements, and the availability of current public information about us.
Rule 144(k)
      Under Rule 144(k), a person who has beneficially held restricted equity shares for a minimum of two years and who is not at the time of sale, and for three months prior to the sale of those equity shares has not been, one of our affiliates, is free to sell those equity shares immediately following this offering without complying with the volume, manner-of-sale, public notice and other limitations contained in Rule 144.
Lock-Up and Transfer Restrictions
      We will not, without the prior written consent of the Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. International and Citigroup Global Markets Inc., the representatives of the underwriters, or the Representatives, for a period of 180 days after the date of this prospectus, subject to the exceptions specified in “Underwriting:”

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file or cause to be filed a registration statement, or exercise any registration right, in respect of, any ADSs or equity shares or any securities convertible into or exchangeable or exercisable for any ADSs or equity shares, or any similar securities; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ADSs or equity shares.

      Our principal shareholders, Twin Star and MALCO, have agreed not to, without the prior written consent of the Representatives, for a period of 180 days after the date of this prospectus, subject to the exceptions specified in “Underwriting:”

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or exercise any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file or cause to be filed a registration statement, or exercise any registration right, in respect of, any ADSs or equity shares or any securities convertible into or exchangeable or exercisable for any ADSs or equity shares, or any similar securities; or

•	enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ADSs or equity shares.

UNDERWRITING
      We and the underwriters for the ADS offering named below, or the Underwriters, have entered into an underwriting agreement dated the date of this prospectus with respect to the ADSs being offered. Subject to the conditions set forth in the underwriting agreement, each Underwriter has severally agreed to purchase from us the number of ADSs indicated in the following table. Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch, and Morgan Stanley & Co. International Limited, or Morgan Stanley, and Citigroup Global Markets Inc., or Citigroup, are the joint bookrunners and the representatives of the Underwriters, or the Representatives.

Underwriters	Number of ADSs

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. International Limited
Citigroup Global Markets Inc.

Total

      The Underwriters are, provided certain conditions are satisfied, committed to take and pay for all of the ADSs being offered by this prospectus, if any are taken, other than the ADSs and equity shares covered by the option described below.
      In addition, the Representatives have an option to buy up to an additional            ADSs (representing up to an additional            equity shares). They may exercise that option within 30 days of the date of this prospectus. If any ADSs are purchased pursuant to this option, the Representatives will severally, subject to the conditions set forth in the underwriting agreement, purchase additional ADSs in approximately the same proportion as set forth in the table above.
      The following table shows the per ADS and total underwriting discounts and commissions to be paid by us to the Underwriters. Such amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase                     additional ADSs (representing up to an additional           equity shares).

	No Exercise	Full Exercise

Per ADS	$	$
Total	$	$
      The ADSs sold by the Underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus. Any ADSs sold by the Underwriters to securities dealers may be sold at a discount of up to $           per ADS from the initial price to public. Any such securities dealers may resell any ADSs purchased from the Underwriters to certain other brokers or dealers at a discount of up to $           per ADS from the initial price to public. If all the ADSs are not sold at the initial price to public, the Representatives may change the offering price and the other selling terms.
      We intend to apply to have our ADSs listed on the NYSE under the symbol “SLT.” Our issued equity shares are listed on the NSE and BSE.
      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $          , including registration fees of approximately $          , estimated printing fees of approximately $          , estimated legal fees and expenses of approximately $          and estimated accounting fees and expenses of approximately $          .
      We are paying all the expenses of the offering, including underwriting discounts and commissions, except that the Underwriters are paying for their own legal fees and expenses.
      We have agreed with the Underwriters not to issue, and our principal shareholders, Twin Star and MALCO, and our directors and officers have agreed not to dispose of or hedge, any of our equity shares, ADSs or securities convertible into or exchangeable for equity shares or ADSs or any similar securities held by such shareholder, officer or director at the time of this offering during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the Representatives, and subject to certain exceptions.
      The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material new event relating to us occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that in the case of clause (2) above, if no earnings results are released during the 16-day period, the lock-up will terminate on the last day of the 16-day period.
      The Underwriters do not have any agreements or understandings, tacit or explicit, or any present intent to release the lock-ups early.
      Offshore investors will not be permitted to deposit equity shares into the ADR facility until 40 days after the earlier of (i) the date the securities are first offered to the public and (ii) the closing date for the offering. Offshore investors would have to comply with the procedures under Indian law for the deposit of equity shares into the ADR facility.
      A prospectus in electronic format may be made available on the website maintained by one or more underwriters or securities dealers. The Representatives may agree to allocate a number of ADSs to the Underwriters for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated by the Representatives that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the Underwriters to securities dealers who resell ADSs to online brokerage account holders.
      The Underwriters reserve the right to withdraw, cancel or modify the offering and to completely or partially reject any orders.
      In order to facilitate the offering of ADSs, the Underwriters may purchase and sell equity shares and/or ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of ADSs than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional ADSs from us in the offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing additional ADSs in the open market. In determining the source of ADSs to close out the covered short position, the Underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. Naked short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids or purchases of ADSs made by the Underwriters in the open market prior to the completion of the offering.
      The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount and/or commissions received by it because the Representatives have repurchased ADSs sold by or for the account of such Underwriter in stabilizing or short covering transactions (which shall not include sales for the account of clients of such Underwriter).
      Any of these activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The Underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

      It is expected that delivery of the ADSs to the Underwriters will be made against payment on a delayed basis. The time of delivery is expected to occur on                     , 2006. Further data, if necessary, will be posted on our website at                     . Rule 15c6-1 under the Exchange Act generally requires that securities trades in the secondary market settle in three business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade ADSs on any day prior to the third business day before the delivery of the ADSs will be required, by virtue of the fact that the ADSs initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade, or to make any necessary arrangements to ensure that ADSs are available on the third business day after trading for settlement, to prevent a failed settlement. Purchasers of ADSs who wish to make such trades should consult their own advisors. Purchasers who are not able to borrow ADSs or make any other necessary arrangements to prevent a failed settlement may not be able to make any trades of ADSs prior to the third business day before the delivery of the ADSs to the underwriters.
      From time to time, the Underwriters and certain of their affiliates have provided and continue to provide commercial and investment banking services to us for which they have received, and may in the future receive, customary compensation.
      As of October 13, 2006, affiliates of Merrill Lynch, Morgan Stanley and Citigroup owned approximately 2,178,898, 2,859,892 and 1,113,041 of our equity shares, respectively.
      We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.
      We have been advised by the Underwriters that Merrill Lynch, Morgan Stanley, through its registered broker-dealer affiliate, Morgan Stanley & Co. Incorporated, and Citigroup expect to make offers and sales in the United States.
      The Representatives may be contacted at the following addresses: Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, 250 Vesey Street, New York, New York 10080, USA, Morgan Stanley & Co. International Limited, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom and Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013, USA.
Selling Restrictions for the ADSs
      No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia
      This prospectus is not a disclosure document under Part 6D of the Corporations Act 2001, or the Australian Corporations Act, will not be lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under the Australian Corporations Act.
      Accordingly, (i) the offer of ADSs under this prospectus is only made to persons to whom it is lawful to offer ADSs without disclosure to investors under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in Section 708 of the Australian Corporations Act, (ii) this prospectus will be made available in Australia to persons set forth in (i) above, and (iii) the Underwriters must send the offeree a notice stating in substance that by accepting the offer of ADSs, the offeree represents that it is such a person as set forth in (i) above and agrees not to sell or offer for sale in Australia any ADSs sold to the offeree within 12 months after their transfer to the offeree under this prospectus.

Canada
      Each underwriter will be deemed to have represented and agreed that (1) it has not ordered or sold, and will not order or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any order or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such order or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available; and (2) it will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not ordered or sold, and will not order or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any order or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such order or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. Each underwriter has also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which it purchases, orders, sells or delivers ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at its own expense. In connection with sales of and orders to sell ADSs made by it, each underwriter will either furnish to each Canadian Person to whom any such sale or order is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom it gives copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, such underwriter will upon request of the representative, promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will be made available upon request.
      A “Canadian Person” means any national or resident of Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of Canada or of any political subdivision thereof (other than a branch located outside Canada of any Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.

European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each international underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), it has not made and will not make an offer of ADSs to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of ADSs to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an offer of equity shares to the public in relation to any of the ADSs in any Relevant Member States means the communication in any form and by any means, of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe for the ADSs, as the same may be varied in that Member State, by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

France
      The ADSs will not be offered or sold, directly or indirectly, to the public in France and only qualified investors (Investisseurs Qualifiés) as defined in and in accordance with Article L.411-2 of the French Code Monétaire et Financier, as amended, and Decree no. 98-880 dated October 1, 1998, as amended, acting for their own account, are eligible to accept the offer and sale of the ADSs. This prospectus or any other offering material relating to the ADS offering has not been and shall not be distributed to the public in France. This prospectus has not been submitted to the clearance of the Autorité des marchés financiers.

Hong Kong
      The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, the ADSs other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance or any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offering of the ADSs. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
     India
      Other than to mutual funds in India in compliance with Indian laws, no prospectus relating to the ADS offering may be distributed directly or indirectly in India to the residents of India and the underwriters may not offer or sell, directly or indirectly, any ADSs in India to, or for the account or benefit of, any resident in India.

Italy
      The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or CONSOB, in accordance with Italian securities legislation. Accordingly, (i) sales of the ADSs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and other applicable laws and regulations; and (ii) the ADSs have not been offered, sold or delivered, and will not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs have not been distributed in the Republic of Italy unless such offer, sale or delivery of the ADSs or distribution of copies of this prospectus or other documents relating to the ADSs in the Republic of Italy is to qualified investors (operatori qualificati), as defined by Articles 25 and 31(2) of CONSOB Regulation no. 11522 of 1 July 1998 as subsequently modified (Regulation 11522), except for individuals referred to in Article 31(2) of Regulation 11522 who exercise administrative, managerial or supervisory functions at a registered securities dealing firm (a Società di Intermediazione Mobiliare or SIM), management companies (società di gestione del risparmio) authorized to manage individual portfolios on behalf of third parties and fiduciary companies authorized to manage individual portfolios pursuant to Article 60(4) of Legislative Decree no. 415 of 23 July 1996, and copies of this prospectus may not be reproduced or redistributed or passed on, directly or indirectly, to any other person or published in whole or in part. Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus in Italy must be made solely by entities which are duly authorized to conduct such activities in Italy and must be in full compliance with the provisions contained in Legislative Decree no. 58 of 24 February 1998, Legislative Decree no. 385 of 1 September 1993 and any other applicable laws and regulations and possible requirements or limitations which may be imposed by the Italian competent authorities.

Japan
      The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of, any Japanese person, or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

New Zealand
      This prospectus is not a prospectus. It has not been prepared or registered in accordance with the Securities Act 1978 of New Zealand, or the New Zealand Securities Act. This prospectus is being distributed in New Zealand only to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, within the meaning of section 3(2)(a)(ii) of the New Zealand Securities Act, or Habitual Investors. By accepting this prospectus, you represent and warrant that if you receive this prospectus in New Zealand, you are a Habitual Investor and you will not disclose this prospectus to any person who is not also a Habitual Investor.

Singapore
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor whose sole purpose is to hold investments and each beneficiary is an accredited investor, equity shares, debentures and units of equity shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our ADSs under Section 275 except:

(1) to an institutional investor, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

United Arab Emirates
      This prospectus is not intended to constitute an offer, sale or delivery of equity shares or other securities under the laws of the U.A.E. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the U.A.E. Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other U.A.E. exchange.

United Kingdom
      Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of the ADSs to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

LEGAL MATTERS
      The validity of the equity shares represented by the ADSs offered by this prospectus will be the subject of a legal opinion by Amarchand & Mangaldas & Suresh A. Shroff & Co., our Indian counsel. Certain matters relating to US federal law in connection with this offering will be passed upon by Latham & Watkins LLP, our US counsel. Latham & Watkins LLP may rely upon Amarchand & Mangaldas & Suresh A. Shroff & Co. with respect to certain matters governed by Indian law. Certain matters relating to Indian law will be passed upon on behalf of the underwriters by S&R Associates, Indian counsel for the underwriters. Certain matters relating to US federal law in connection with this offering will be passed upon on behalf of the underwriters by Shearman & Sterling LLP, US counsel for the underwriters. Shearman & Sterling LLP may rely upon S&R Associates with respect to certain matters governed by Indian law.
EXPERTS
      The consolidated financial statements of Sterlite Industries (India) Limited as of March 31, 2006 and 2005 and for each of the three years in the fiscal period ended March 31, 2006 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte Haskins & Sells, Mumbai, India, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and the related financial statement schedule and includes an explanatory paragraph referring to the convenience translation of the Indian Rupee amounts into US dollar amounts), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The information included in this prospectus regarding the mineral reserves is based on estimates provided by SRK Consulting (South Africa) Pty Ltd, SRK Consulting (UK) Limited and Steffen Robertson and Kirsten (Australasia) Pty Ltd, which are together referred to in this prospectus as SRK, in reliance upon the authority of such firms as experts in geology, mine planning, metallurgy, mineral evaluation and mineral reserve estimation and the consent of such firms to its inclusion.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Commission a registration statement on Form F-1 with respect to the ADSs and underlying equity shares being sold in the ADS offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the Commission. A related registration statement on Form F-6 has also been filed to register our ADSs as represented by the ADRs. For further information with respect to us and our ADSs being sold in the ADS offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. You may inspect a copy of the registration statement without charge at the Commission’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the Commission from the Commission’s Public Reference Room at the Commission’s principal office, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.
      The Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. We have made all our filings with the Commission using the EDGAR system.
      Upon consummation of the ADS offering, we will be subject to the information requirements of the Exchange Act applicable to foreign private issuers. As a result, we will be required to file reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the Commission. We intend to submit to the Commission quarterly reports on Form 6-K, which will include unaudited quarterly financial information, for the first three quarters of each fiscal year, in addition to our annual report on Form 20-F which will include audited annual financial information. We also intend to file these reports within the same time periods that apply to the filing by domestic issuers of quarterly reports on Form 10-Q and annual reports on Form 10-K.
      As a foreign private issuer, we are exempt from the rules under the Exchange Act governing the furnishing and content of proxy statements, and our directors, senior management and principal shareholders are exempt from the reporting and “short-swing profit” recovery provisions contained in Section 16 of the Exchange Act.

GLOSSARY OF TERMS/ ABBREVIATIONS

AAI	Aluminium Association of India.

adit	Underground passage excavated nearly horizontally, with one end open to the earth’s surface, used to service an underground mine.

ADR Scheme	The Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Merchanism) Scheme, 1993, as amended, India.

ADRs	American Depository Receipts.

ADSs	American Depository Shares.

Air Act	Air (Prevention and Control of Pollution) Act, 1981.

alloy	A compound of two or more metals.

alumina	The calcined product from an alumina refinery containing at least 98% aluminum oxide.

aluminum	A light, malleable metal that is a good conductor of electricity.

anode	The positive electrode at which oxidization occurs in an electrolysis reaction.

anode furnace	A furnace in which blister copper is refined into anode copper.

anode slime	A deposit of insoluble residue formed from the dissolution of the anode in commercial electrolysis. In copper refining, this slime contains the precious metals that are recovered from it.

APB	Accounting Principles Board.

BALCO	Bharat Aluminium Company Limited.

bauxite	A general term for a rock composed of a mixture of hydrated aluminum oxides and hydroxides and generally contaminated with compounds of iron. It is the main ore from which aluminum is produced.

Bayer process	The process of removing pure alumina from bauxite ore by heating it in a caustic soda solution, removing impurities from the solution and precipitating the alumina which is washed to remove any remaining caustic and then calcined to remove the chemically combined water, leaving pure alumina.

beneficiation	A variety of processes whereby extracted ore is reduced to particles that can be separated into mineral and waste.

Binani Zinc	Binani Zinc Limited.

blast hole open stoping	A low cost bulk method of mining suitable for large, regularly shaped and steeply dipping ore bodies. Blast holes are drilled in a fan-like pattern into the ore body and are then loaded with explosives and detonated. The broken ore is either removed by load-haul-dump machines or by rail cars.

blasting	A technique to break ore in an underground or open-pit mine.

blister copper	A crude form of copper (assaying about 99%) produced in a smelter that requires further refining before being used for industrial purposes. The name is derived from the large blisters that form on the cast surface as a result of sulphur dioxide and other gases escaping from the copper during the smelting process.

Brook Hunt	Brook Hunt & Associates Ltd.

brownfield	Development project to upgrade, modify or further develop an existing property.

BSE	Bombay Stock Exchange Limited.

calcined	To be heated to a high temperature, but below the melting or fusing point, causing loss of moisture, reduction or oxidation or thermal decomposition (a chemical reaction where a single compound breaks up into two or more simpler compounds or elements when heated).

casting	The act of pouring molten metal into a mold to produce an object of desired shape.

cathode	The negative electrode in an electrolysis reaction. For copper refining, the cathode is where the refined copper is deposited. For aluminum smelting, the cathode is known as the pot lining.

caustic soda	A strong alkaline caustic used in manufacturing aluminum.

CEC	Central Empowered Committee.

CEE	Central and Eastern Europe.

CERC	Central Electricity Regulatory Commission of India.

Circular	Circular F. No. 15/7/1999 — NRI dated January 19, 2000 issued by the Ministry of Finance, Department of Economic Affairs, Government of India.

CIS	Commonwealth of Independent States.

Citigroup	Citigroup Global Markets Inc.

Civil Code	The Indian Code of Civil Procedures, 1908, as amended.

CLA	The Central Listing Authority set up by SEBI.

CLRA	Contract Labor (Regulation and Abolition) Act, 1970, India.

CMT	Copper Mines of Tasmania Pty Ltd.

coal	A carbonaceous rock mined for use as a fuel.

Coal India	Coal India Limited, the government-owned coal monopoly in India.

coke	Fuel source comprised of bituminous coal from which the volatile elements have been eliminated by heat in a coking plant.

Commission	US Securities and Exchange Commission.

concentrate	Material which has been processed to increase the percentage of the valuable mineral to facilitate transportation and downstream processing.

concentrator	The facility in which ore is processed to separate minerals from the host rock.

contained zinc deposits	Amount of zinc metal contained in a mineral deposit, calculated by multiplying average grade by total tons.

converter	In copper smelting, a furnace used to separate copper metal from copper matte.

copper	Very malleable and ductile red metal that is a good conductor of electricity.

copper anode	In a copper smelter, the blister copper which has undergone further refinement to remove impurities. In an anode furnace, the blister copper is blown with air and natural gas to upgrade its purity to approximately 99.0% for copper. It is then cast into copper slabs that are shipped to an electrolytic refinery.

copper cathode	The 99.99% pure copper deposited on the cathode in a copper refinery.

copper concentrate	Product of the flotation process, which is a process for concentrating the metal-bearing mineral in an ore, with a copper content typically ranging between 24% and 40%.

CPSU	The Central Power Sector Utilities of India.

CRIS INFAC	CRISIL Research & Information Services Ltd.

CRISIL	Credit Rating Information Services of India Limited.

crusher	A machine for crushing rock, ore or other material.

crushing	The process by which ore is broken into small pieces to prepare it for further processing.

CSE	Calcutta Stock Exchange Association Limited.

CSEB	Chhattisgarh State Electricity Board.

CSERC	Chhattisgarh State Electricity Regulatory Commission.

Custodian	Citibank, N.A., Mumbai Branch

cut-off grade	The lowest grade of mineralized material considered economic to mine. Cut-off grade is used in the calculation of the ore reserves for a given deposit.

Delisting Guidelines	SEBI (Delisting of Securities) Guidelines 2003, as amended, India.

deposit	A mineralized body which has been physically delineated by sufficient drilling, trenching, and/ or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/ or development expenditures. Such a deposit does not qualify as a commercially mineable ore body, or as containing ore reserves, until final legal, technical and economic factors have been resolved.

development	Activities related to a mineral deposit commencing at the point economically recoverable reserves can reasonably be estimated to exist and generally continuing until commercial production begins.

die	A tool used to give a shape to material based on the shape of the tool itself.

dmt	dry metric tons.

DTC	The Depository Trust Company, New York.

EIA Notification	The Enviroment Impact Assessment Notification No: 60(E), 1994, India.

EITF	Emerging Issue Task Force.

electrolysis	A process of separating bonded elements and compounds by passing an electric current through them.

electrolytic plant	A plant that processes purifying metal ingots that are suspended as anodes in an electrolytic bath, alternated with refined sheets of the same metal which act as starters or cathodes.

environment impact assessment	A formal process used to predict the environmental consequences of any development project so as to ensure that the potential problems are foreseen and addressed at an early stage in the projects planning and design.

EPA	The Enviroment (Protection) Act, 1986, India.

EPFA	Employees’ Provident Funds and Miscellaneous Provisions Act, 1952, India.

ESIA	Employee State Insurance Act, 1948, India.

exploration	Prospecting, sampling, mapping, drilling and other work involved in searching for ore.

FASB	Financial Accounting Standards Board.

FDI	Foreign direct investment.

FEMA	The Foreign Exchange Management Act, 1999, India.

FIIA	Foreign Investment Implementation Authority, India.

FIPB	Foreign Investment Promotion Board, India.

FOB	Free on Board, which means that the seller fulfils his obligation to deliver when the goods have passed over the ship’s rail at the named port of shipment. This means that the buyer has to bear all costs and risks of loss or damage to the goods from that point.

Foreign Institutional Investor Regulations	Securities and Exchange Board of India (Foreign Institutional Investors) Regulations 1995, as amended.

Forest Act	Forest (Conservation) Act, 1980, India.

frame contract	A non-legally binding agreement between two parties setting out their intention to agree on the precise delivery schedule and pricing terms in the future with respect to the supply and delivery of specified goods.

FSA	Financial Services Authority

galvanizing	The process of coating iron or steel with rust-resistant zinc.

GAMI	Guiyang Aluminum — Magnesium Design & Research Institute of China.

grade	The percentage of metal content in ore.

greenfield	New development project on previously undeveloped land that is built from scratch.

gross calorific value	The quantity of heat produced by the combustion of fuel at constant pressure and specific conditions, with the resulting water condensed to a liquid.

Hazardous Wastes Rules	Hazardous Wastes (Management and Handling) Rules, 1989, India.

high grade	Rich ore.

Hindalco	Hindalco Industries Limited.

Hindustan Copper	Hindustan Copper Limited.

hydrate	A compound which contains water molecules that are either bound to a metal center or crystallized with the metal complex.

HZL	Hindustan Zinc Limited.

hydrometallurgical	The treatment of metal or the separation of metal from ores and ore concentrates by liquid processes, such as leaching, extraction and precipitation to extract and recover metals from their ores.

IBM	Indian Bureau of Mines.

ICPCI	International Copper Promotion Council, India.

IDA	The Industrial Disputes Act, 1947, India.

IFL	India Foils Limited.

ILZDA	India Lead Zinc Development Association.

Income Tax Act	The Income Tax Act 1961 of India.

INDAL	Indian Aluminium Company Limited.

Indian GAAP	Indian generally accepted accounting principles.

Indian Stock Exchanges	The NSE and the BSE, collectively.

Insider Trading Regulations	The SEBI (Prohibition of Insider Trading) Regulations 1992, as amended, India.

ingot	A mass of metal, such as a bar or block, that is cast in a standard shape, typically meeting international specifications such as the LME futures contract specifications, to facilitate handling, storage, shipping, trading or smelting and fabricating.

ISDA	International Swaps and Derivatives Association.

ISO	International Standards Organization.

IsaSmelttm	Technology for smelting non-ferrous metals.

ISF	Imperial Smelting Furnace.

ISO 14001	An international standard for environmental management systems published by the International Standards Organisation in 1996.

JORC Code	The Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves which sets out minimum standards, recommendations and guidelines for public reporting of exploration results, Mineral Resources and Ore Reserves in Australasia. It has been drawn up by the Joint Ore Reserves Committee of The Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia.

Kcal/kg	Thousands of calories per kilogram, a measurement of energy per unit mass.

KCM	Konkola Copper Mines plc.

KVA.	Kilovolt-Amperes.

kWh	Kilowatt-hours.

Land Acquisition Act	Land Acquisition Act, 1894, India.

leaching	A chemical process by which a soluble metallic compound is extracted from ore by dissolving the metals in a solvent.

lead	A heavy, soft, malleable, ductile but inelastic bluish-white metallic element found mostly in combination with zinc and used in pipes, cable sheaths, batteries, solder, type metal, and shields against radioactivity.

lead concentrate	Product of the flotation process which separates the lead and other minerals from the ore to form a concentrate with a lead content typically ranging between 50% to 60%.

LIBOR	London Inter-Bank Offer Rate.

life-of-mine	The remaining life of a mine in years’ calculated by deducting the scheduled production rates (that is, the rate at which material will be removed from the mine) from the current defined reserves.

LME	London Metal Exchange Limited.

low sulphur heavy stock	A residual fuel processed from indigenous crude used as a feed stock for power utilities with a maximum sulphur content of 4.5% by weight. The low sulphur content extends the life of the equipment or machinery used by reducing the level of corrosion and also reduces environmental pollution due to emission of a lesser quantity of sulphur dioxide.

LSE	The London Stock Exchange Limited.

MALCO	The Madras Aluminium Company Limited.

matte	The product produced in smelting sulphide ores of copper and lead or the smelting of copper bearing materials, usually in a reverberatory.

MC Rules	The Mineral Concession Rules, 1960, as amended.

MCD Rules	The Mineral Conservation and Development Rules, 1988, as amended.

Merrill Lynch	Merrill Lynch, Pierce, Fenner & Smith Incorporated.

metcoke	Metallurgical coke which is produced by the carbonization of coals or coal blends at temperatures up to 1400 K (1127 degrees Celsius) to produce a macroporous carbon material of high strength and relatively large lump size.

MCNV	Monte Cello NV

mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.

mineral deposits	A mineralized underground body that has been intersected by a sufficient number of closely-spaced drill holes and/ or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development. Mineral deposits or mineralized materials do not qualify as a commercially mineable ore reserves (for example, probable reserves or proven reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results has been concluded.

mineralization	A deposit of rock containing one or more minerals for which the economics of recovery have not yet been established.

mm	Millimeter.

MMDR Act	The Mines and Minerals (Development and Regulations) Act, 1957, as amended.

modified sub-level caving	A technique of mining whereby the ore is extracted via a system of horizontal underground mine tunnels. It is normally used for large, steeply dipping ore bodies.

MoEF	Ministry of Environment and Forests, India.

Monte Cello	Monte Cello BV.

Morgan Stanley	Morgan Stanley & Co. International Limited.

MU	Million units, a measure of energy equal to one million kWh.

MW	Megawatts of electrical power.

MWA	Minimum Wages Act, 1948, India.

NALCO	National Aluminium Company Limited, India.

nickel	A silvery-white metal that is very resistant and stable at ambient temperatures.

non-ferrous	Any metal other than iron or metal alloy, whose principal constituent is not iron.

NRIs	Non-Resident Indians.

NSE	The National Stock Exchange of India Limited.

NTP	National Tariff Policy of India.

NTPC	National Thermal Power Corporation Limited, India.

NYSE	New York Stock Exchange.

OCRs	Overseas corporate bodies.

OIDC	Orissa Infrastructure Development Corporation

OHSAS	Occupational Health and Safety Assessment Series.

OMC	Orissa Mining Corporation Limited.

open-pit mine	A mine that is entirely on the surface. Also referred to as an open-cut or open-cast mine.

ore	A mineral or aggregate of minerals containing precious or useful minerals in such quantities, grade and chemical combination to make extraction economic.

ore body	A natural concentration of valuable material that can be extracted and sold at a profit.

ore reserves	The calculated tonnage and grade of mineralization that can be extracted profitably; classified as proven and probable according to the level of confidence that can be placed in the data.

overburden	Waste material overlying ore in an open-pit mine.

oxide	That portion of a mineral deposit within which sulphide minerals have been oxidized, usually by surface weathering processes.

PBA	Payment of Bonus Act, 1965, India.

PFIC	Passive foreign investment company.

PGA	Payment of Gratuity Act, 1972, India.

pillar	A block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

pitch	A viscous liquid derived from plant or petroleum products used as a binder for the production of carbon anodes, required in the aluminum smelting process.

pot	A large carbon or graphite lined steel container.

pre-baked	A type of aluminum smelting technology using anodes composed of blocks of solid carbon that are baked before use in the smelting pot, as opposed to anodes that are being baked during the reduction process.

precious metals	High value metals including gold, silver, platinum and palladium.

probable reserves	Reserves for which quantity and grade and are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Properzi CCR	Properzi Continuously Cast and Rolled. A copper rod technology from Continuous — Properzi S.p.A. to produce copper rods.

prospect	A prospect is the initial stage of a geological evaluation of a possible project that requires drilling to evaluate.

PTC	PTC India Limited (formerly Power Trading Corporation of India Limited).

PWA	Payment of Wages Act, 1936, India.

proven reserves	Reserves for which (a) quantities are computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/ or quality are computed from the results of detailed sampling; and (c) sites for inspection, sampling and measurement are spaced so closely and the geologic character is sufficiently defined that the size, shape, depth and mineral content of the reserves are well established.

pyrometallurgical	Pertaining to metallurgical operations that involve processing temperatures above ambient conditions, generally involving chemical reactions as distinct from metal casting substantially which involves only a physical transformation, such as, solidification.

RBI	Reserve Bank of India.

reclamation	The restoration of a site after mining or exploration activity is completed.

recovery	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

refinery	A metallurgical plant in which the refining of metals takes place.

refining	Purifying the matte or impure metal undertaken to obtain a pure metal or mixture with specific properties.

refining charge	The fees charged by a refinery for purifying crude metallic products.

Regulations	The Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations 2000, as amended, India.

Representatives	Merrill Lynch, Morgan Stanley and Citigroup as representatives of the underwriters.

reserves	Those parts of mineral resources for which sufficient information is available to enable detailed or conceptual mine planning and for which such planning has been undertaken. Reserves are classified as either proven or probable.

RLE	Roast-leach-electrowin. A process utilized in many hydrometallurgical zinc smelters whereby zinc concentrate is first roasted to remove the sulphur content, which comes out in the form of sulphur dioxide gas, and then subjected to leaching and electrolysis.

royalty	An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per ton or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.

SAD	Special additional duty levied on imports by the Government of India.

sampling	Selecting a fractional but representative part of a mineral deposit for analysis.

SAT	Securities Appellate Tribunal, India.

SCR Rules	Securities Contracts (Regulation) Rules, 1957, as amended, India.

SCRA	Securities Contracts (Regulation) Act, 1956, as amended, India.

SEBI	Securities and Exchange Board of India.

SEBI Act	The Securities and Exchange Board of India Act 1992, as amended.

SEBs	State electricity boards.

SERCs	State Electricity Regulatory Commissions of India.

SEWT	SIL Employees Welfare Trust.

shaft	A vertical or inclined excavation in rock for the purpose of providing access to an ore body. Usually equipped with a hoist at the top that lowers and raises a conveyance for handling workers and materials.

SICA	The Sick Industrial Companies (Special Provisions) Act, 1985, as amended, India.

silver	A very malleable metal found naturally in an uncombined state or with other metals.

slag	The vitreous mass separated from the fused metals in the smelting process.

slimes	Material discharged from a refinery after the primary valuable minerals have been recovered. Slimes may contain quantities of gold and silver.

smelter	A metallurgical plant in which the smelting of the concentrates and ore takes place.

smelting	A thermal process whereby molten metal is obtained from a concentrate, with impurities separated into a lighter slag.

SNIF degasser	A spinning nozzle inert floatation (SNIF) in-line degassing/ filtration system for treatment of molten aluminum.

SOTL	Sterlite Optical Technologies Limited.

SOVL	Sterlite Opportunities and Ventures Limited.

spot market	A market in which commodities are bought and sold for cash and delivered immediately.

SRK	The independent consulting firms of SRK Consulting (South Africa) Pty Ltd, SRK Consulting (UK) Ltd and Steffen Robertson and Kirsten (Australasia) Pty Ltd.

Sterlite Energy	Sterlite Energy Limited.

Sterlite Gold	Sterlite Gold Limited.

strip casting	A technology that involves molten steel being cast in between two rotating rolls and then hardened into a hot rolled strip.

strip ratio	The number of units of waste material in a surface mine which must be removed in order to extract one unit of ore.

stripping	The process of removing overburden to expose ore.

T&D	Transmission and distribution.

tailings dam	A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

Takeover Code	SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, as amended.

TC	Treatment charge.

TCM	Thalanga Copper Mines Pty Ltd.

TcRc	Treatment charge and refining charge levied by smelters and refineries for the smelting and refining of copper concentrate from mines into copper metal.

TNPCB	The Tamil Nadu Pollution Control Board.

ton (metric ton)	A unit of mass equivalent to 1,000 kilograms or 2,204.6 pounds.

tpa	Tons per annum.

treatment charge	The charge paid by a mining company to have its concentrate treated through smelting to produce saleable metal.

Twin Star	Twin Star Holdings Limited.

UMPPs	Ultra Mega Power Plants of India.

US GAAP	US generally accepted accounting principles.

Vedanta	Vedanta Resources plc.

Vedanta Alumina	Vedanta Alumina Limited.

Vedanta LTIP	Vedanta Long-Term Incentive Plan 2003.

vertical crater retreat	A comparatively new method of blast hole mining in which only large diameter in-the-hole drills are used to blast down horizontal slices of ore into an opening below the block of ore being mined.

Vertical Stud Soderberg technology	A method of primary aluminum reduction using the Soderberg process in which the electrical current is introduced to self baking anodes by steel rods, or studs, inserted into the top of a monolithic anode.

Volcan	Volcan Investments Limited.

VRHL	Vedanta Resources Holdings Limited.

waste	Rock lacking sufficient grade and/or other characteristics of ore to be economically mined.

Water Act	Water (Prevention and Control of Pollution) Act, 1974, India.

Water Cess Act	Water (Prevention and Control of Pollution) Cess Act, 1977, India.

WCA	Workmen’s Compensation Act, 1923, India.

zinc	Bluish-white hard metal, occurring in various minerals, such as sphalerite (a zinc sulphide mineral, the most common ore mineral of zinc).

zinc concentrate	Product of flotation process with a zinc content typically ranging between 45% and 60%.

Zinifex	Zinifex Limited.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Sterlite Industries (India) Limited
Mumbai, Maharashtra, India:
      We have audited the accompanying consolidated balance sheets of Sterlite Industries (India) Limited and subsidiaries (the “Company”) as of March 31, 2005 and 2006, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the three years in the period ended March 31, 2006, all expressed in Indian Rupees. Our audits also included Schedule II — Valuation and Qualifying Accounts (“Schedule II”). These consolidated financial statements and Schedule II are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and Schedule II based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sterlite Industries (India) Limited and subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such Schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.
      As described in Note 2 to the consolidated financial statements, these consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted in India, which form the basis of the Company’s general purpose financial statements.
      Our audit for the year ended and as of March 31, 2006, also comprehended the translation of the Indian Rupees amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the consolidated financial statement amounts into United States dollars have been made solely for the convenience of the readers.
Deloitte Haskins & Sells
Mumbai, Maharashtra, India
September 9, 2006
(November 20, 2006 as to the
convenience translation of Indian
Rupee amounts into United States
dollar amounts, paragraphs (b), (c)
and (d) of Note 28 and the effects
of discontinued operations as
discussed in Note 1)

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the Year Ended March 31,	2004	2005	2006	2006

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars in
				millions
				(Note 2)
Sales
— External	58,450	70,971	131,841	2,869.2
— Related parties	593	2,236	1,667	36.3
Less: Excise duty	(5,567)	(6,564)	(10,717)	(233.2)

Net Sales	53,476	66,643	122,791	2,672.3
Other operating revenues	679	628	1,334	29.0

Total revenue	54,155	67,271	124,125	2,701.3
Cost of sales	(39,194)	(50,615)	(86,981)	(1,892.9)
Selling and distribution expenses	(1,392)	(1,428)	(2,117)	(46.1)
General and administration expenses	(2,457)	(2,370)	(2,596)	(56.5)
Other expenses (Note 24)
Voluntary retirement scheme expenses	(611)	(186)	—	—
Impairment of assets	—	(1,276)	—	—
Guarantees, impairment of investments and loans	—	—	(1,300)	(28.3)

Operating income	10,501	11,396	31,131	677.5
Interest income	1,609	2,179	2,414	52.5
Interest expense	(1,969)	(1,962)	(3,238)	(70.5)

Income before income taxes, minority interests and equity in net loss of associate	10,141	11,613	30,307	659.5
Income taxes
— Current	(2,624)	(2,674)	(7,894)	(171.8)
— Deferred	(350)	(831)	(1,111)	(24.2)

Income after income taxes, before minority interests and equity in net loss of associate	7,167	8,108	21,302	463.5
Minority interests	(2,349)	(2,764)	(6,073)	(132.2)
Equity in net loss of associate, net of taxes	—	—	(99)	(2.1)

Net income from continuing operations	4,818	5,344	15,130	329.2
Discontinued operations:
Income from divested business, net of tax	203	222	369	8.1

Net income	5,021	5,566	15,499	337.3

Basic earnings per share:
Income from continuing operations	13.42	11.74	27.35	0.60
Income from discontinued operations	0.57	0.48	0.67	0.01

Basic earnings per share	13.99	12.22	28.02	0.61

Diluted earnings per share:
Income from continuing operations	13.13	11.57	27.35	0.60
Income from discontinued operations	0.55	0.48	0.67	0.01

Diluted earnings per share	13.68	12.05	28.02	0.61

Weighted average number of equity shares used in computing earnings per share
Basic	359,007,797	455,343,743	553,216,634	553,216,634
Diluted	367,697,507	465,108,143	553,216,634	553,216,634
The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

As of March 31,	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	5,909	9,258	201.5
Restricted — cash, deposits and investments	225	1,104	24.0
Short-term investments and deposits	18,233	24,454	532.2
Accounts receivable, net	6,865	12,782	278.2
Inventories	10,557	19,571	425.9
Deferred income taxes	1,012	974	21.2
Other current assets	5,746	7,741	168.4

Total current assets	48,547	75,884	1,651.4

Non-current assets
Time deposits	668	—	—
Long-term investments	1,279	1,067	23.2
Equity investment in associate	1,792	1,693	36.8
Deferred income taxes	730	1,486	32.3
Property, plant and equipment, net	78,927	85,869	1,868.9
Other non-current assets	1,254	1,540	33.5

Total non-current assets	84,650	91,655	1,994.7

Total assets	133,197	167,539	3,646.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term and current portion of long-term debt	8,663	4,390	95.5
Accounts payable	19,413	30,239	658.1
Accrued expenses	2,058	2,607	56.7
Current income taxes payable	162	1,160	25.2
Deferred income taxes	230	271	5.9
1% cumulative mandatorily redeemable preference shares, par value Rs. 10 per share (30,000,000 preference shares authorized for both years, 21,875,000 preference shares issued and outstanding for both the years)	—	1,947	42.4
Other current liabilities	5,231	6,362	138.5

Total current liabilities	35,757	46,976	1,022.3

Non-current liabilities
Long-term debt, net of current portion	28,794	30,237	658.0
1% cumulative mandatorily redeemable preference shares, par value Rs. 10 per share (30,000,000 preference shares authorized for both years, 21,875,000 preference shares issued and outstanding for both the years)	1,870	—	—
Deferred income taxes	11,520	13,246	288.3
Other non-current liabilities	4,048	3,976	86.5

Total non-current liabilities	46,232	47,459	1,032.8

Total liabilities	81,989	94,435	2,055.1

Minority interests	13,820	19,606	426.7
Commitments and contingencies (Note 20)
Shareholders’ equity
Equity shares — par value Rs. 2 per equity share (600,000,000 equity shares authorized; 548,730,011 and 558,494,411 equity shares issued and outstanding as of March 31, 2005 and 2006, respectively) (Note 18)	549	559	12.2
Additional paid-in-capital	25,819	26,883	585.0
Retained earnings	11,452	26,575	578.4
Accumulated other comprehensive losses	(432)	(519)	(11.3)

Total shareholders’ equity	37,388	53,498	1,164.3

Total liabilities and shareholders’ equity	133,197	167,539	3,646.1

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the Year Ended March 31,	2004	2005	2006	2006

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
				(Note 2)
Cash flows from operating activities
Net income	5,021	5,566	15,499	337.3
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	3,052	3,257	4,547	99.0
Amortization of foreign currency redeemable convertible bonds issuance expenses	6	32	19	0.4
Gain on sale of investments	(40)	(278)	(290)	(6.3)
(Gain)/loss on sale of property, plant and equipment	91	25	(32)	(0.7)
Equity in net loss of associate	—	—	99	2.2
Impairment of assets	—	1,276	—	—
Guarantees, impairment of investments and loans	—	—	1,300	28.3
Deferred income taxes	350	831	1,111	24.2
Minority interests	2,349	2,764	6,073	132.2
Changes in assets and liabilities:
Accounts receivable, net	(3,330)	(968)	(5,916)	(128.7)
Other current and non-current assets	(1,316)	345	(1,903)	(41.4)
Inventories	(1,065)	(1,811)	(9,017)	(196.2)
Accounts payable and accrued expenses	8,637	(363)	12,339	268.5
Other current and non-current liabilities	1,821	285	1,685	36.6
Short-term investments and deposits	(9,371)	(4,885)	(5,919)	(128.8)

Net cash provided by operating activities	6,205	6,075	19,595	426.4

Cash flows from investing activities
Purchases of property, plant and equipment	(14,374)	(22,225)	(15,919)	(346.4)
Proceeds from sale of property, plant and equipment	135	984	113	2.5
Purchase of other investment securities	(393)	—	—	—
Net changes in restricted — deposits and investments	—	(150)	(870)	(18.9)
Acquisition of minority interests	(3,724)	—	—	—

Net cash used in investing activities	(18,356)	(21,391)	(16,676)	(362.9)

Cash flows from financing activities
Proceeds from issuance of equity shares	8	19,723	—	—
Net changes in restricted cash	95	7	(9)	(0.2)
Repayment of share application money for subsidiary’s shares	(1,205)	—	—	—
Proceeds from/(repayment of) short-term debt	453	(4,517)	(1,627)	(35.4)
Proceeds from long-term debt	21,071	8,162	5,275	114.8
Repayment of long-term debt	(6,875)	(5,515)	(2,592)	(56.4)
Foreign currency redeemable convertible bonds issuance expenses	(57)	—	—	—
Payment of dividends, including dividend tax	(406)	(539)	(672)	(14.6)

Net cash provided by financing activities	13,084	17,321	375	8.2

Effect of exchange rate changes on cash and cash equivalents	(168)	(44)	55	1.2

Net increase in cash and cash equivalents	765	1,961	3,349	72.9
Cash and cash equivalents at the beginning of the year	3,183	3,948	5,909	128.6

Cash and cash equivalents at the end of the year	3,948	5,909	9,258	201.5

Supplementary information:
Interest paid	1,526	1,439	2,591	56.4
Income taxes paid	2,419	2,412	7,105	154.6
      Significant non-cash investing and financing activities for the years ended March 31, are:

	2004	2005	2006	2006

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
				(Note 2)
Conversion of foreign currency redeemable convertible bonds to equity shares	23	1,170	1,074	23.4
Conversion of advances into equity investment	—	1,793	—	—
The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Equity shares				Accumulated
					other			Total
	No. of	Par	Additional	Retained	comprehensive	Treasury	Comprehensive	shareholders’
	shares	value	paid-in-capital	earnings	income/(loss)	Shares	income/(loss)	equity

Balance at April 1, 2003	179,424,821	180	5,264	1,180	(220)	(380)		6,024
Shares issued upon conversion of foreign currency redeemable convertible bonds	103,000		23					23
Deconsolidation of SIL Employees Welfare Trust						380		380
Stock dividend	179,272,345	179	(179)
Unpaid share premium			8					8
Acquisition of subsidiary				16				16
Net income				5,021			5,021	5,021
Dividend (including dividend tax) (Note 18)				(223)				(223)
Unrealized gain on available-for-sale securities, net of tax of Rs. 7 million					12		12	12
Foreign currency translation adjustment					(186)		(186)	(186)
Comprehensive income							4,847

Balance at March 31, 2004	358,800,166	359	5,116	5,994	(394)			11,075

Balance at April 1, 2004	358,800,166	359	5,116	5,994	(394)			11,075
Shares issued upon conversion of foreign currency redeemable convertible bonds	10,629,600	11	1,159					1,170
Shares issued	179,300,245	179	19,544					19,723
Proceeds from sale of treasury shares								51
Gain on dilution of interest				136				136
Net income				5,566			5,566	5,566
Dividend (including dividend tax) (Note 18)				(244)				(244)
Unrealized gain on available-for-sale securities, net of tax of Rs. 5 million					8		8	8
Foreign currency translation adjustment					(46)		(46)	(46)
Comprehensive income							5,604

Balance at March 31, 2005	548,730,011	549	25,819	11,452	(432)			37,388

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Equity shares				Accumulated
					other		Total
	No. of	Par	Additional	Retained	comprehensive	Comprehensive	shareholders’
	shares	value	paid-in-capital	earnings	income/(loss)	income/(loss)	equity	Total

								US dollars
								in millions
								(Note 2)
Balance at April 1, 2005	548,730,011	549	25,819	11,452	(432)		37,388	813.7
Shares issued upon conversion of foreign currency redeemable convertible bonds	9,764,400	10	1,064				1,074	23.4
Net income				15,499		15,499	15,499	337.3
Dividend (including dividend tax) (Note 18)				(376)			(376)	(8.2)
Unrealized gain on available-for-sale securities, net of tax of Rs. 9 million ($0.2 million)					19	19	19	0.4
Foreign currency translation adjustment					34	34	34	0.7
Unrealized loss on cash flow hedges, net of tax of Rs. (67) million ($(1.5) million)					(140)	(140)	(140)	(3.0)
Comprehensive income						15,412

Balance at March 31, 2006	558,494,411	559	26,883	26,575	(519)		53,498	1,164.3

Balance at March 31, 2006 in US dollar in millions (Note 2)		12.2	585.0	578.4	(11.3)		1,164.3

The accompanying notes are an integral part of these consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

1.	Background and Operations
      Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in non-ferrous mining and metals in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star held 72.3% of SIIL’s equity as of March 31, 2006.
      The Company’s copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements for its smelter.
      The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”). The Company has a 64.9% ownership interest in HZL, with the remaining interests owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three lead-zinc mines in Northwest India, two zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India and one zinc smelter in Southeast India.
      The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”), in which the Company has a 51.0% ownership interest and the remaining interest is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India.
      The Company owns a 29.5% minority interest in Vedanta Alumina Limited (“Vedanta Alumina”), a 70.5%-owned subsidiary of Vedanta. Vedanta Alumina commenced construction of an alumina refinery in the State of Orissa in Eastern India during fiscal 2004.
      SIIL divested its aluminum conductor division, a component of SIIL, in the interim period ended September 30, 2006 through a sale to SOTL, a company under common control. Accordingly, the consolidated income statements for the years ended March 31, 2004, 2005 and 2006 have been recasted to present the results of the discontinued operations separately from the continuing operations.

2.	Significant Accounting Policies
     Basis of preparation
      The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) which include industry practices. The consolidated financial statements are presented in Indian Rupee (“Rs.”).
     Basis of consolidation
      The consolidated financial statements include the results of SIIL and all its wholly-owned subsidiaries and other subsidiaries in which a controlling interest is maintained.
      The consolidated financial statements also include the financial statements of the SIL Employees Welfare Trust (“SEWT”), an employees stock ownership plan (“ESOP”) up to January 2004. SEWT

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
had transactions with a subsidiary of Vedanta. The results of operations and cash flows of SEWT were deconsolidated with effect from that date.
      All significant inter-company balances and transactions, including unrealized profits arising from transactions between the subsidiaries, have been eliminated upon consolidation.
      Non-Indian subsidiaries have a functional currency (i.e., the currency in which activities are primarily conducted) of the country in which a subsidiary is domiciled. Foreign subsidiaries’ assets and liabilities are translated to Indian Rupee at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts in a subsidiary’s functional currency are reported in shareholders’ equity as a component of accumulated other comprehensive income. Minority interests in subsidiaries represent the minority shareholders’ proportionate share.
     Cash and cash equivalents
      Cash and cash equivalents are comprised of cash in hand and at banks, short-term deposits with banks and short-term highly liquid investments that are readily convertible into cash and which have been purchased with an original maturity of three months or less.

Investments

Time deposits
      Time deposits are bank fixed deposits with original maturity of more than three months from the date of purchase.

Short-term investments and deposits
      Short-term investments include fixed deposits in banks with an original maturity between three and twelve months, liquid investments and investments in mutual funds which are intended to be held for trading purposes.
      Trading securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in the statement of operations.

Long-term investments
      Long-term investments include quoted investment securities which are classified as available-for-sale securities and are initially recorded at cost with subsequent changes in fair values included in accumulated other comprehensive income, a component of shareholders’ equity. Gains and losses resulting from the sale of such securities are reclassified from accumulated other comprehensive income to earnings in the year they are sold by using the specific identification method.
      A decline in the fair value of any available-for-sale securities below their carrying value that is deemed to be other than temporary results in a reduction in carrying amount to fair value and a corresponding charge to the statement of operations. Fair value is based on quoted market prices.
      Securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge for any other than temporary decline in value. The impairment is charged to statement of operations.
      Debt securities for which management has an intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Allowances for doubtful accounts
      Accounts receivable are generally secured. The Company establishes an allowance for doubtful accounts on all accounts receivable based on the present financial condition of the customer and aging of the accounts receivable after considering historical experience and the current economic environment.

Inventories
      Inventories include raw materials, ore, concentrate, work-in-progress, stores and spares and finished goods and are stated at the lower of cost and net realizable value, less any provision for obsolescence. Extraction of ore includes all indirect costs associated with the mining operations including costs such as manpower cost associated with the mining operations and repairs and maintenance of assets used in the mining operations, and also include depreciation, depletion and amortization associated with mining operations. Cost is determined as follows:

•	Purchased ore or concentrate is recorded at cost on a first-in, first-out basis;

•	All other materials including stores and spares are recorded on a weighted average basis;

•	Finished products are valued at raw material cost plus costs of conversion, comprising labor costs and an attributable proportion of manufacturing overheads; and

•	By-products and scrap are valued at the lower of cost and net realizable value. Net realizable value is determined based on an estimated selling price, less further costs expected to be incurred for completion and disposal.
      Capitalization of costs related to the mines and other property, plant and equipment begins with the extraction of ore, which is the output from the first stage of the mining activity.

Equity investment in associate
      An associate is an entity with respect to which the Company is in a position to exercise significant influence. Significant influence generally exists when the Company owns between 20.0% and 50.0% of the voting equity. Goodwill arising on the acquisition of associate is included in the carrying value of investments in associate.
      The consolidated statement of operations includes the Company’s share of associate’s results. The investment is initially recorded at the cost to the Company in the consolidated balance sheet and then, in subsequent periods, the carrying value of the investment is adjusted to reflect the Company’s share of the associate’s profits or losses, any impairment of goodwill and any other changes to the associate’s net assets.

Property, plant and equipment
      Property, plant and equipment includes land, buildings, mine properties, plant and machineries, assets under construction and others.

Mine properties
      Exploration and evaluation expenditures are written off in the year in which they are incurred. The costs of mine properties, which include the costs of acquiring and developing mine properties and mineral rights, are capitalized and included in property, plant and equipment under the heading “Mine properties” in the year in which they are incurred.
      When it is determined that a mining property has begun production of saleable minerals extracted from an ore body, all further pre-production primary development expenditures are capitalized as part of

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
the cost of the mining property until the mining property begins production of saleable minerals. From the time mining property is capable of producing saleable minerals the capitalized mining property costs are amortized on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties.
      Stripping costs or secondary development expenditures incurred during the production stage of operations of an ore body are included in the costs of the ore extracted during the period that the stripping costs are incurred. Secondary development costs refer to expenses incurred after the mining property has begun production of saleable minerals extracted from an ore body. Such costs include the costs of removal of overburden and other mine waste materials to access mineral deposits incurred during the production phase of a mine. Prior to the adoption of Emerging Issue Task Force (“EITF”) 04-06, the Company had utilized the accounting policy of expensing stripping costs or secondary development costs incurred during the production phase of the mine. Hence, the issuance and adoption of EITF 04-06 did not have any impact on the Company’s fiscal periods prior to the required adoption date.
      When mine property is abandoned, the cumulative capitalized costs relating to the property are written off in the period of abandonment.
      Commercial reserves are proven and probable reserves. Changes in the commercial reserves affecting unit of production calculations are accounted for prospectively over the revised remaining reserves. Proven and probable reserve quantities attributable to stockpiled inventory are classified as inventory and are not included in the total proven and probable reserve quantities used in the units of production depreciation, depletion and amortization calculations.

Other property, plant and equipment
      The initial cost of property, plant and equipment consists of its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the statements of operations in the periods in which the costs are incurred. Major shut-down and overhaul expenditure is expensed when incurred.

Depreciation, depletion and amortization
      Mine properties and other assets in the course of development or construction, and freehold land, are not depreciated. Capitalized mining property costs are amortized once commercial production commences, as described in “Mine properties.” Assets under capital leases and leasehold improvements are amortized on a straight-line method over their estimated useful life or the lease term, as appropriate.
      Other buildings, plant and equipment, office equipment and fixtures and others are stated at cost less accumulated depreciation and any provision for impairment. Depreciation commences when the assets are ready for their intended use. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
Operations	30 years
Administration	50 years
Plant and machinery	10-20 years
Office equipment and fixtures	3-20 years

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Impairment
      The carrying amounts of property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If there are indicators of impairment, an assessment is made to determine whether the asset’s carrying value exceeds the future undiscounted cash flows expected from the asset. When the carrying value of an asset exceeds its fair value, an impairment loss is computed using a discounted cash flow analysis to determine the fair value and is recorded in the statements of operations.
      For mine properties, the recoverable amount of an asset is determined on the basis of its value in use. The value in use is estimated by calculating the undiscounted cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.
      For other property, plant and equipment, the recoverable amount of an asset is also considered on the basis of its net realizable value, where it is possible to assess the amount that could be obtained from the sale of an asset in an arm’s length transaction, less the cost of disposal.
      The Company reviews the residual value and useful life of an asset at least annually or wherever events or changes in circumstances indicate that its carrying amount may not be recoverable. If expectations differ from previous estimates, they are accounted for as a change in accounting estimate.
      Recoverable amounts are estimated for individual assets or, if this is not possible, for a group of assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Assets under construction
      Assets under construction are capitalized in the capital work-in-progress account, which includes advances paid to vendors for supply of equipment. Upon completion of construction, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset are capitalized until the period of commissioning has been completed and the asset is ready for its intended use.

Business combinations
      All business combinations are accounted for as acquisitions using the purchase method. Purchase accounting involves recording assets and liabilities of the acquired entities at their fair value on the acquisition date. To the extent that any excess purchase consideration relates to the acquisition of mine properties, that amount is capitalized within property, plant and equipment as “Mine properties.” Other excess purchase consideration relating to the acquisition of entities is capitalized as goodwill.
      Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is first allocated to identifiable assets and the residual value, if any, is reflected in the statements of operations in the period of acquisition as an extraordinary gain.
      The results of entities acquired or sold during the year are consolidated for the periods from, or to, the date on which control is acquired or given up.

Debt
      The company reports long-term debt at the outstanding principal balance. Issuance costs of long-term debt are amortized over the tenure of the debt using the effective interest method.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Interest costs, including premiums payable on settlement or redemption and direct issuance costs, are accounted for on accruals basis and charged to the statements of operations using the effective interest method. Interest costs are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Capitalization of interest
      Interest expense directly relating to the financing of a qualifying capital project under construction are capitalized and added to the project cost during construction until such time as the related asset is substantially ready for its intended use. For debt specific to finance a project, the amount capitalized represents the actual borrowing costs incurred. Funds borrowed to finance a specific project, if temporarily in excess of capital needed are invested in short-term investments and the resulting income is recognized in the statements of operations. When the funds are used to finance a project from general debt of the Company, the interest amount to be capitalized is calculated using a weighted average rate applicable to the relevant general debt during such period.
      All other borrowing costs are recognized in the statements of operations in the period in which they are incurred.

Employee benefit schemes
      The Company participates in defined benefit and contribution schemes, the assets of which are (where funded) held in separately administered funds. The cost of providing benefits under the plans is determined each year separately for each plan using the projected unit credit actuarial method.
      All actuarial gains and losses arising in the year are recognized in the statement of operations for the year in which they arise.
      For defined contribution schemes of provident fund scheme, superannuation scheme and Australian pension scheme, the amount charged to the statements of operations is the contribution payable for the year.

Earnings per share
      Basic earnings per share is computed by dividing earnings by the weighted average number of equity shares outstanding during the period.
      Diluted earnings per share is computed by dividing net income by the diluted weighted average number of equity shares outstanding during the period. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the if-converted method, except where the results will be anti-dilutive.

Asset retirement obligations
      Legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation are recorded as asset retirement obligations.
      The Company recognizes liabilities, at fair value, for existing legal asset retirement obligations in the periods in which they are incurred if a reasonable estimate of the fair value of the liabilities can be made. Such liabilities are adjusted for accretion expenses and revisions in estimated cash flows. The related asset retirement costs are capitalized as increases to the carrying amount of the associated long-lived assets and accumulated depreciation on these capitalized costs is recognized in the statements of operations.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Environmental costs and liabilities
      Environmental costs that are not legal asset retirement obligations are expensed or capitalized, as appropriate, on an undiscounted basis. Expenditures relating to existing conditions caused by past operations, which do not contribute to future revenues, are expensed when probable and estimable and are normally included in cost of sales and operating expenses. Recoveries relating to environmental liabilities are recorded when received.

Derivative financial instruments
      To hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forwards, options, swap contracts and other derivative financial instruments. The Company does not hold nor enter into derivative financial instrument contracts for speculative purposes.
      Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent balance sheet dates.

Fair value hedges
      Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statements of operations for both, the effective and ineffective position. The hedged item is recorded at fair value and any gain or loss is recorded in the statements of operations and is offset by the gain or loss from the change in the fair value of the derivative.

Cash flow hedges
      Changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in equity. Amounts deferred to equity are recognized in the statements of operations in the periods when the hedged item is recognized in the statements of operations. Ineffective portions of changes in the fair value of cash flow hedges are recognized in statements of operations.
      Derivative financial instruments that do not qualify for hedge accounting are marked to market at the balance sheet date and gains or losses are recognized in the statements of operations immediately. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss on cash flow hedge instrument is recognized in other comprehensive income (“OCI”) and in the consolidated statements of operations when the hedged item affects earnings.
      Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives and marked-to-market when their risks and characteristics are not clearly and closely related to those of the host contracts and the host contracts are not fair-valued.

Foreign currency transactions
      Foreign currency transactions are translated into the functional currency of each entity at the rates of exchange prevailing on the date of the respective transactions. Monetary assets and liabilities in foreign currencies are translated into the functional currency of each entity at the exchange rate prevailing on the balance sheet date. Gains and losses on foreign currency transactions are included as (expense) income in the consolidated statements of operations.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Revenue recognition
      Revenues are recognized when title and risk of loss pass to the customer and when collectibility is reasonably assured. The passing of title and risk of loss to the customer is based on terms of sale contract upon shipment or delivery of product.
      Certain of our sales contracts provide for provisional pricing based on the price on The London Metal Exchange Limited (“LME”), as specified in the contract, when shipped. Final settlement of the prices is based on the applicable price for a specified future period. The Company’s provisionally priced sales contain an embedded derivative that is unrelated to the commodity sale and is accounted for separately from the contract. The embedded derivative, which is the final settlement price based on the future price, does not qualify for hedge accounting and accordingly is marked to market. Proceeds from the sale of material by-products are included in revenue.
      Dividend income is recognized when the right to receive payment is announced and approved. Interest income is recognized on an accrual basis.

Income taxes
      Tax expense includes the current tax expense and deferred tax expense.
      Current taxes are determined based on amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted by the balance sheet date.
      Deferred taxes are determined using the balance sheet method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
      The Company does not record deferred taxes on unremitted earnings of subsidiaries, associate and joint ventures where it is probable that the temporary differences will not reverse in the foreseeable future or management intends to reinvest such unremitted earnings indefinitely.
      Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted as of the balance sheet date. Deferred taxes relating to temporary differences on items recorded in other comprehensive income are recognized directly in shareholders’ equity and not in the statements of operations.
      Deferred tax assets are reviewed for recoverability, and a valuation allowance is recorded against deferred tax assets to the extent that it is more likely than not that the deferred tax asset will not be realized.
      Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant entity intends to settle its current tax assets and liabilities on a net basis.

Accumulated other comprehensive income
      The Company reports accumulated other comprehensive income as a separate component of shareholders’ equity. The Company’s accumulated other comprehensive income is comprised of cumulative foreign currency translation adjustments arising on the consolidation of foreign subsidiaries, unrealized gains and losses on available-for-sale securities and unrealized gains and losses on cash flow hedges.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Shares issued by subsidiary/affiliate
      The issuance of shares by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. A change in the carrying value of the investment in a subsidiary/ affiliate due to direct issue of shares by the investee is accounted for as a capital transaction, and the resultant gain or loss is recognized in the shareholders’ equity when the transaction occurs.

Convenience translation
      The accompanying consolidated financial statements have been prepared in Indian Rupees, the functional currency of the Company. Solely for the convenience of the readers, the consolidated financial statements as of March 31, 2006 have been translated into US dollars (“$”) at the noon buying rates of $1.00 = Rs. 45.95 in the City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

Use of estimates
      The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and the results of operations during the reporting period.
      Significant items subject to such estimates and assumptions include the carrying value of mine properties, useful economic lives of assets, impairment, environmental cost and asset retirement obligations, commitments contingencies and guarantees and deferred taxes.
      Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from estimates.

Recently issued accounting pronouncements

Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”
      In March 2004, the EITF issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF Issue No. 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments in debt and equity securities. In September 2004, the FASB issued FSP on EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1,” which deferred the effective date of the recognition and measurement provisions of the consensus until further guidance is issued.
      In November 2005, the FASB issued FSP Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” revising the recognition and measurement provisions of EITF Issue No. 03-1. This FSP clarified and reaffirmed existing guidance as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Certain disclosures about unrealized losses on available-for-sale debt and equity securities that have not been recognized as other-than-temporary impairments are required

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
under the FSP. The FSP is effective for fiscal years beginning after December 15, 2005. The adoption of the FSP did not have a significant impact on the Company’s financial position, operating results or cash flows.

SFAS No. 154, “Accounting Changes and Error Corrections — replacement of APB Opinion No. 20 and FASB Statement No. 3”
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of Accounting Principles Board’s (“APB”) Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 generally requires retrospective application to prior periods’ financial statements of all voluntary changes in accounting principle and changes required when a new pronouncement does not include specific transition provisions. The statement applied to the Company beginning January 1, 2006 and did not have a material impact on the Company’s financial position, operating results or cash flows.

EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”
      In June 2005, the EITF reached a consensus on Issue No. 05-6, determining the amortization period for leasehold improvements (“EITF 05-6”) EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. The Company does not expect the adoption of EITF 05-6 to have a material effect on its results of operations or financial condition.

Financial Accounting Interpretations 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’ (FIN 48)”
      In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, ‘Accounting for Income Taxes’ (FIN 48),” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

3.	Cash and Cash Equivalents
      Cash and cash equivalents consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Cash in hand	4	8	0.2
Cash at bank	483	1,626	35.4
Short-term deposits	5,422	7,624	165.9

Cash and cash equivalents	5,909	9,258	201.5

4.	Restricted — Cash, Deposits and Investments
      Restricted cash, deposits and investments consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Dividend, debenture, debenture interest account	75	84	1.8
Short-term deposits with banks	150	20	0.4
Short-term investment securities	—	1,000	21.8

Restricted — cash, deposits and investments	225	1,104	24.0

      Short-term deposits with banks and investment securities have been pledged with banks for credit facilities.
      In accordance with the Indian Companies Act, 1956 (the “Companies Act”), dividends must be paid within thirty days from the date of the declaration and dividends unpaid or unclaimed after that period must be transferred within seven days after the expiry of such thirty day period to a special unpaid dividend account held at a designated banking institution. Further any amount of dividend, matured debentures or debentures interest which remains unpaid or unclaimed for seven years from the date it becomes due shall be transferred to the Investor Education and Protection Fund (“Fund”) established by the Government of India. Until transferred to such Fund, any such amount is treated as restricted cash under the Companies Act.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

5.	Short-Term and Long-Term Investments
      Short-term and long-term investments consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Short-term investments and deposits
Trading securities and deposits	18,078	24,048	523.4
Unrealized holding gain	155	406	8.8

Fair value	18,233	24,454	532.2

Long-term investments
Investments at cost	984	984	21.4
Available for sale (“AFS”) securities
Carrying value	42	55	1.2
Unrealized holding gain	13	28	0.6

Fair value	55	83	1.8

Held-to-maturity	240	—	—

Long-term investments	1,279	1,067	23.2

      Investments at cost include the unquoted investment in equity shares of Andhra Pradesh Gas Power Corporation Limited (“APGPC”) in the amount of Rs. 984 million ($21.4 million).
      AFS securities include quoted investments in equity securities that present the Company with the opportunity for return through dividend income and gains in value. AFS securities and the APGPC investments are tested for impairment annually or at an earlier date if there are indications of impairment. Impairment testing has not indicated any impairment and hence no impairment charge is recorded.
      The Company invested in non-convertible cumulative redeemable preference shares of India Foils Limited (“IFL”) in the amount of Rs. 240 million in fiscal 2004, which has been classified as held-to-maturity under long-term investments. This investment is redeemable in fiscal 2009. This investment was reviewed for impairment based on the financial position of IFL and the management concluded that the decline in fair value of the investment below its amortized cost is other than temporary. As a result, based on impairment testing this investment was fully impaired during the year ended March 31, 2006.

6.	Accounts Receivable, net
      Accounts receivable, net consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Accounts receivable	6,128	12,507	272.2
Related party receivable	752	290	6.3

Total receivables	6,880	12,797	278.5
Allowances for doubtful accounts	(15)	(15)	(0.3)

Accounts receivable, net	6,865	12,782	278.2

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

7.	Accounts Payable
      Accounts payable consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Accounts payable	7,059	16,171	351.9
Acceptances	12,123	13,553	295.0
Related party payable	231	515	11.2

Accounts payable	19,413	30,239	658.1

      Acceptances represents bills of exchange drawn by suppliers of raw material that the bank accepts to make payment on the bill on its due date.

8.	Inventories
      Inventories consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Finished goods	545	1,420	30.9
Work-in-progress	3,667	6,566	142.9
Raw materials	4,885	9,883	215.1
Stores and spares	1,460	1,702	37.0

Inventories	10,557	19,571	425.9

9.	Property, Plant and Equipment, net
      Property, plant and equipment, net consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Land — freehold	300	299	6.5
Land development	221	221	4.8
Buildings	4,349	9,550	207.8
Mine properties	16,904	16,740	364.3
Plant and machinery	58,517	84,783	1,845.2
Others	1,063	1,196	26.0

Total cost	81,354	112,789	2,454.6
Accumulated depreciation, depletion and amortization	(31,161)	(34,431)	(749.2)

Property, plant and equipment, net of depreciation, depletion and amortization before assets under construction	50,193	78,358	1,705.4
Assets under construction	28,734	7,511	163.5

Property, plant and equipment, net	78,927	85,869	1,868.9

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Depreciation, depletion and amortization expense was Rs. 3,032 million, Rs. 3,230 million and Rs. 4,511 million ($98.2 million) for the years ended March 31, 2004, 2005 and 2006, respectively.
      Interest capitalized in property, plant and equipment was Rs. 852 million and Rs. 966 million ($21.0 million) for the years ended March 31, 2005 and 2006, respectively.

10.	Other Current and Non-Current Assets
      Other current and non current assets consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Advances to suppliers	3,005	2,462	53.6
Advances to employees	494	469	10.2
Advances to related parties	393	6	0.1
Deposits	1,669	1,235	26.9
Prepaid lease rentals	335	339	7.3
Fair value of derivatives — current	53	1,806	39.3
Others	1,051	2,964	64.5

Other current and non-current assets	7,000	9,281	201.9

Balance sheet classification of the above assets is as follows:
Current	5,746	7,741	168.4
Non-current	1,254	1,540	33.5

11.	Other Current Liabilities
      Other current liabilities consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Unclaimed dividend	27	36	0.8
Advances received	491	908	19.8
Interest accrued	287	239	5.2
Security deposits received	1,726	664	14.5
Fair value of derivatives	1,078	2,022	44.0
Others	1,622	2,493	54.3

Other current liabilities	5,231	6,362	138.5

      Security deposits refer to deposits received from material and service suppliers as security against performance. These deposits are refundable on satisfactory completion of the contract.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

12.	Other Non-Current Liabilities
      Other non-current liabilities consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Payable to related parties	3,068	3,118	67.9
Security deposits	67	85	1.8
Retirement benefits	441	507	11.0
Provision for asset retirement obligations	454	247	5.4
Others	18	19	0.4

Other non-current liabilities	4,048	3,976	86.5

      Security deposits refer to deposits received from material and service suppliers as security against performance. These deposits are refundable on satisfactory completion of the contract.

13.	Asset Retirement Obligations
      Management estimated its gross aggregate obligations as of March 31, 2006 to be approximately Rs. 300 million ($6.5 million) for CMT, HZL and BALCO. The estimated present value of these obligations was Rs. 265 million ($5.8 million) as of March 31, 2006. Asset retirement obligations (“AROs”) represent the management’s best estimate of the costs which will be incurred in the future to meet the Company’s obligations under existing Indian and Australian laws and the terms of the Company’s mining and other licenses and contractual arrangements.
      The Company owns mining rights in Australia for copper and in India for zinc and bauxite. In relation to these mining rights, the Company has AROs because of existing Indian and Australian laws and the terms of the Company’s mining and other licenses and contractual arrangements.
      The agreement entered into between the Government Australia and the Company, enabled by the Copper Mines of Tasmania (Agreement Act), 1999, sets out the legal liabilities of the Company and the rehabilitation requirements upon the eventual relinquishment of the leases. The obligations primarily relate to sealing of the mine and making it safe, removal of buildings, decommissioning of tailing dam and associated equipments. The estimated cost of such obligation on an discounted basis is Rs. 245 million ($5.3 million) as of March 31, 2006. The Company utilizes the services of vendors to provide it with estimates of such costs and considers such data points in arriving at its best estimate of such obligations.
      The relevant Indian law which governs AROs for mines in India is the Mines and Minerals (Development and Regulation) Act, 1957 and the Mineral Conservation and Development Rules, 1988. Under the relevant legislation, a company which has been granted a mining lease is expected to submit a mine closure plan together with a financial assurance which is a surety furnished by the leaseholder to the Government so as to indemnify the Government against the reclamation and rehabilitation cost. The amount of financial assurance is specified in the act and is calculated on the basis of Rupees per hectare of leased land, which varies with the categorization of mines under the Act. The financial assurance for “A” category mine is Rs. 25,000 per hectare of area put to use for mining and allied activities. In case of “B” category mine, the financial assurance is Rs. 15,000 per hectare of area put to use for mining and allied activities. Most of the Company’s mines are “A” category mines. This constitutes a legal obligation on the part of the Company which has been recognized as ARO.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Asset retirement obligations consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Asset retirement obligations, beginning of year	426	454	9.9
Accretion expense	10	11	0.2
Revision for changes in estimate	12	29	0.6
Settlement and others	(2)	(213)	(4.6)
Foreign exchange (gain) loss	8	(16)	(0.3)

Asset retirement obligations, end of year	454	265	5.8

Balance sheet classification of the above obligations is as follows:
Current	—	18	0.4
Non-current	454	247	5.4
      In connection with the termination of mining activities in the Australian mine, assets along with tenements, including associated liabilities, have been sold in the year ended March 31, 2006. The AROs as of the date of sale of Rs. 198 million ($4.3 million) have been reduced from our obligation as we are no longer legally or contractually obligated for AROs related to the Australian mining activities. The balance amount of Rs. 15 million relates to the mining activities in BALCO. Thus, a total of Rs. 213 million is shown as Settlement and others above.

14.	Short-Term and Long-Term Debt
      Short-term debt represents borrowings with an original maturity of less than one year. Long-term debt represents borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which debt is callable at the option of the holder or the Company. A significant portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to benchmark rates.
     Working capital loans
      The Company has credit facilities from various banks for meeting its working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency (“PCFC”), cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2005 and 2006 were Rs. 1,238 million and Rs. 259 million ($5.6 million), respectively. These loans bear a fixed interest rate of 7.5% per annum. These are secured by a first lien on the Company’s present and future inventories and accounts receivable and are further secured by a second lien on all the immovable properties of the Company.
     Floating rate notes
      The Company issued US dollar denominated floating rate notes of $81 million (Rs. 3,722 million) in June 1997 repayable at the end of ten years. In June 2004, $67.6 million was repaid and the remainder is expected to be repaid on the maturity of the notes in June 2007. Amounts outstanding under this facility were Rs. 586 million and Rs. 598 million ($13.0 million) as of March 31, 2005 and 2006, respectively. Interest on this facility is based on the London Inter-Bank Offer Rate (“LIBOR”) plus 130 basis points. These are unsecured debts.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
     Foreign currency loans
      The Company has a US dollar denominated term loan facility of which $92.6 million (Rs. 4,255 million) was outstanding as of March 31, 2006, the purpose of which was to refinance foreign currency loans with various banks. This facility consists of a Tranche A of $67.6 million (Rs. 3,106 million) repayable in June 2007 and a Tranche B of $25.0 million (Rs. 1,149 million) repayable in September 2008. Amounts due under this facility as of March 31, 2005 and 2006 were Rs. 3,935 million and Rs. 3,968 million ($86.4 million), respectively. Interest on this facility is based on LIBOR plus 44 basis points. These are unsecured debts.
      The Company entered into a term loan facility of Japanese Yen 3,570 million and $19.7 million in September 2005, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. The balances under this facility as of March 31, 2005 and 2006 were Rs. 2,162 million and Rs. 2,165 million ($47.1 million), respectively. Interest on the Japanese Yen facility is based on JPY LIBOR plus 42 basis points and interest on the US Dollar facility is based on LIBOR plus 42 basis points. These are unsecured debts.
      The Company had a US dollar denominated term loan of $25.0 million (Rs. 1,149 million) entered into in October 2002 and which was repaid in October 2005. The balance under this loan as of March 31, 2005 was Rs. 1,208 million and there were no amounts outstanding under this loan as of March 31, 2006.
     Foreign currency syndicated loan
      In September 2003, the Company secured a US dollar denominated syndicated loan of $125.0 million (Rs. 5,744 million). The interest rate on the loan is based on LIBOR plus 61 basis points. Of the total borrowings, $30.0 million of the balance is to be repaid in November 2006, $65.0 million in November 2008 and $30.0 million in November 2010. The balance under this facility was Rs. 5,469 million and Rs. 5,576 million ($121.3 million) as of March 31, 2005 and 2006. As of March 31, 2005, these were secured by a lien on the fixed assets of the Chanderiya, Debari and Vizag smelters of HZL, the movable assets, excluding inventories and accounts receivable of HZL. These are unsecured debts as of March 31, 2006.
     Term loans
      As of March 31, 2006, the Company held syndicated Indian Rupee fixed rate term loan facilities totaling Rs. 15,904 million ($346.1 million) and bearing an average interest rate of 7.3% per annum. The amount outstanding was Rs. 12,000 million as of March 31, 2005. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan, under which Rs. 10,000 million ($217.6 million) is outstanding, is repayable in 12 quarterly installments beginning January 2007 and the second loan, under which Rs. 5,900 million ($128.4 million) is outstanding, is repayable in eight quarterly installments beginning May 2009.
     Buyers’ credit
      As of March 31 2006, the Company had extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2005 and 2006, the balances were Rs. 3,112 million and Rs. 4,316 million ($93.9 million), respectively. These loans bear interest at LIBOR plus 92 basis points. These are long term and secured by all the fixed assets of BALCO, immovable or movable, present and future, on a pari passu basis with other term lenders and with priority to other creditors.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Non-convertible debentures
      In April 2003 the Company had issued Rs. 1,000 million ($21.8 million) Indian Rupee denominated non-convertible debentures to the Life Insurance Corporation of India (“LIC”). The debentures were established in two tranches. Tranche A, which is in the amount of Rs. 400 million ($8.7 million), is due in April 2010 and Tranche B, which is in the amount of Rs. 600 million ($13.1 million), is due in April 2013. Interest rates are linked to annualized Indian Government Security rates. The applicable interest rates have varied from 7.9% to 8.0% per annum. These debentures are secured by certain of SIIL’s immoveable properties.

Foreign currency redeemable convertible bonds
      In October 2003, the Company issued 50,000 1.0% $1,000 redeemable convertible bonds which are redeemable by the Company at a premium of $180 per bond on October 27, 2008. These bonds can be converted into equity shares of the Company, at the option of the holder, at a conversion price of Rs. 1,100 per equity share at a fixed exchange rate, subject to adjustment on the occurrence of certain dilutive effects, which equates to 41.2 equity shares of the Company per bond. The Company has the option to redeem the bonds but the bondholders do not have the redemption option except upon the occurrence of a change of control of the Company or a delisting of the Company’s equity shares. The bonds became convertible on December 4, 2003 and 500 of these bonds were converted into equity shares during the year ended March 31, 2004 and 25,800 bonds were converted into equity shares during the year ended March 31, 2005 with the remaining bonds converted into equity shares during the year ended March 31, 2006.
      Short-term and current portion of long-term debt consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Bank and financial institutions	5,877	270	5.9
Others	350	291	6.3

Short-term debt	6,227	561	12.2
Current portion of long-term debt	2,436	3,829	83.3

Short-term and current portion of long-term debt	8,663	4,390	95.5

Weighted average interest rate on short-term debt	5.1%	8.1%	8.1%
Unused line of credit on short-term debts	6,900	23,656	514.8

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Long-term debt, net of current portion consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Bank and financial institutions	28,629	32,650	710.6
Non-convertible debentures	1,253	1,090	23.6
Bonds	1,085	—	—
Others	263	326	7.1

Long-term debt	31,230	34,066	741.3
Less: Current portion of long-term debt	(2,436)	(3,829)	83.3

Long-term debt, net of current portion	28,794	30,237	658.0

      The scheduled maturity of long-term debt is set out as below:

		US dollars
As of March 31,	Rs. in millions	in millions

2007	3,829	83.3
2008	11,302	246.0
2009	7,854	170.9
2010	5,492	119.5
2011	4,707	102.4
Thereafter	882	19.2

Total	34,066	741.3

15.	Cumulative Mandatorily Redeemable Preference Shares
      The Company raised Rs. 1,750 million by issuing 21,875,000, 1.0% cumulative mandatorily redeemable preference shares with a par value of Rs. 10 per share for a premium of Rs. 70 per share on March 4, 2004. These preference shares were issued to the SIL Employees Welfare Trust. These preference shares are redeemable on March 4, 2007 at a redemption premium of Rs. 12.75 per share (redemption amount of Rs. 92.75 per share) along with outstanding dividends payable on that date.
      Since March 4, 2005, the Company has had a call option to redeem the shares in full or in part before the redemption date. If the Company had exercised its call option after March 4, 2005 but before March 4, 2006, the redemption price would have been Rs. 84.25 per preference share. After March 4, 2006 but before March 4, 2007, the redemption price was Rs. 88.50 per preference share. After the redemption date of March 4, 2007, the redemption price would have been Rs. 92.75 per preference share.
      Since these preference shares were subject to mandatory redemption requirements, they were recorded as a liability in the consolidated balance sheets. These preference shares were not traded and hence the fair value approximated the carrying value.
      The amortization of premium on early redemption of preference shares of Rs. 93 million and Rs. 93 million ($2.0 million) has been recognized in the statements of operations for the years ended March 31, 2005 and 2006, respectively.
      The outstanding number of shares was 21,875,000 as of March 31, 2005 and 2006. The accreted value of these preference shares was Rs. 1,870 million and Rs. 1,947 million ($42.4 million) as of March 31,

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
2005 and 2006, respectively. The Company exercised in full its call option on June 29, 2006 to redeem these preference shares at a redemption price of Rs. 88.50 per preference share. The aggregate redemption price paid was Rs. 1,936 million.

16.	Business Combinations and Divestures

a. HZL step acquisition
      SIIL, through its wholly-owned subsidiary, Sterlite Opportunities and Ventures Limited (“SOVL”), acquired a controlling interest in HZL in various step acquisitions commencing in fiscal 2003.
      SOVL acquired interests of 26.0%, 20.0% and 18.9% in HZL on April 11, 2002, June 25, 2002 and November 12, 2003, respectively. HZL’s registered office is in Udaipur, State of Rajasthan, India. HZL’s shares are listed on the Bombay Stock Exchange Limited.
      The acquisition by SOVL on June 25, 2002 of an additional 20% interest in HZL increased its ownership interest to 46% and was made in accordance with regulations of the Securities and Exchange Board of India (“SEBI”) (Substantial Acquisition of Shares and Takeover — Regulations). With this acquisition, the Company contractually acquired management control of HZL through a shareholders’ agreement. As a result, following the acquisition the Company started consolidating HZL’s operating results into its consolidated financial statements.
      Step acquisition accounting requires the allocation of the excess purchase price to the fair value of net assets acquired. The excess purchase price is determined as the difference between the cash paid and the historical book value of the interest in net assets acquired. The excess purchase consideration arising on the acquisition of the 46.0% interest was allocated to mine properties.
      On November 12, 2003, SOVL completed the acquisition of an additional 18.9% of the ordinary share capital of HZL by exercising a call option available under the original share purchase agreement. Following this transaction SOVL’s holding in HZL increased to 64.9%. Since the Company had started consolidating on acquiring management control of HZL, this step acquisition was treated as an incremental purchase of shares to reduce the minority interests.

b. Call option — HZL
      On or after April 11, 2007, SOVL has the right to purchase all of the Government of India’s remaining shares in HZL at fair market value. As of March 31, 2005 and 2006, the Government of India’s holding in HZL was 29.5%. This call option is subject to the right of the Government of India to sell 3.5% of HZL to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL.

c. Call option — BALCO
      SIIL purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the purchase agreement for BALCO and the shareholders’ agreement by and among BALCO, the Company and the Government of India, the Company had a call option that allowed it to purchase any remaining shares held by the Government of India in BALCO at any time on or after March 2, 2004. The purchase price per share under this option would be the higher of the fair market value and Rs. 49.01 (plus 14.0% interest per annum compounded semi-annually). During the year ended March 31, 2004, the Company exercised its call option pursuant to the terms of the shareholders’ agreement. An independent valuer was appointed by the Government of India in December 2005 to determine the fair market value of the shares held by the Government of India. The independent valuer

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
has submitted its valuation report in January 2006. On March 30, 2006, the Company issued a check to the Government of India for Rs. 10,980 million and requested the transfer of shares. The Government of India is contesting the purchase price and the validity of the call option. At the date of the board of directors (the “Board”) approval of the Company’s primary statutory financial statements, the Government of India had not deposited the check for collection and therefore the issuance of the check was reversed in the preparation of these consolidated financial statements. Therefore, the Company’s interest in BALCO has been reflected at 51.0% as of March 31, 2006 and has remained unchanged until the date of issue of these financial statements. The Government of India also retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees.

d. Vedanta Alumina Limited
      During fiscal 2004, the name of one of the Company’s wholly-owned subsidiaries, Sterlite Transmission Limited, was changed to Vedanta Alumina. In March 2005, following the further issue of share capital by Vedanta Alumina to Twin Star, the shareholding of the Company was reduced to 29.5%, with the balance held by Twin Star. The Company has invested Rs. 1,656 million in the equity capital of Vedanta Alumina and accounts for this investment under the equity method of accounting. The issuance of additional equity by Vedanta Alumina resulted in an increase in the Company’s share of net assets, thereby resulting in a net gain to the Company of Rs. 136 million which was recognized directly in retained earnings during the year ended March 31, 2005.

e. SIL Employees Welfare Trust
      In August 2001, the Company formed SEWT for the benefit of its employees by contributing to the initial corpus of the trust, with the objective to provide incentives, motivation, benefits, and amenities to its employees and their families as defined in SEWT trust deed, including in the form of share options or share awards to employees. SIIL advanced an amount of Rs. 383 million to enable SEWT to purchase its equity shares. During fiscal 2003, SEWT purchased 4,168,907 equity shares of SIIL in the open market and issued 26,325 equity shares to the Company’s employees as compensation for past services.
      In January 2004, SEWT sold 1.8 million shares which approximated 50% of the shares it owned of SIIL to a controlling shareholder of the Company at fair market value and recorded a gain of Rs. 2,475 million. SEWT used the cash from the sales proceeds to repay the loan together with interest and invest in mutual funds. SEWT also used the cash to purchase 1% cumulative mandatorily redeemable preference shares of SIIL on March 4, 2004 in the amount of Rs. 1,750 million and these preference shares are redeemable on March 4, 2007 at a specified redemption premium. With the sale of SIIL’s shares by SEWT to the controlling shareholder of the Company, the Company concluded it was no longer appropriate to account for SEWT by analogy to employee stock ownership plans. As such, the Company analyzed SEWT in accordance with the provisions of FIN 46R and determined SEWT qualified as a variable interest entity. The Company has also determined that it does not hold a variable interest in SEWT. Accordingly, in January 2004 the Company deconsolidated SEWT.
      In April 2004, SEWT further sold 1.7 million shares it owned of the Company to the same controlling shareholder of the Company at fair market value and recorded a gain of Rs. 776 million.
      As of March 31, 2006, SEWT held 3,551,155 equity shares with a voting interest equal to 3.2% in SIIL. In the event SEWT distributes any of the shares it owns of SIIL, the Company will record compensation expense for the fair value of shares granted to the Company’s employees over the vesting period.
      As of March 31, 2006, SEWT held 3,551,155 equity shares with a voting interest equal to 3.2% in SIIL. In the event SEWT distributes any of the shares it owns of SIIL, the Company will record

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
compensation expense for the fair value of shares granted to the Company’s employees over the vesting period.

17.	Accumulated Other Comprehensive Income/(Loss)
      The components of accumulated other comprehensive income/(loss) consist of the following as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Unrealized gain on available-for-sale securities	1	20	0.4
Foreign currency translation adjustment	(433)	(399)	(8.7)
Unrealized loss on cash flow hedges	—	(140)	(3.0)

Accumulated other comprehensive loss	(432)	(519)	(11.3)

18.	Shareholders’ Equity

Issued shares
      SIIL’s issued equity share capital as of March 31, 2005 and 2006 was Rs. 549 million and Rs. 559 million ($12.2 million), consisting of 109,785,589 shares and 111,738,469 shares, respectively, of Rs. 5 each including 4,099,400 equity shares allotted as fully paid upon conversion of 50,000 foreign currency redeemable convertible bonds.
      By a special resolution on March 29, 2006, the shareholders of SIIL approved a stock split resulting in a reduction in the par value of each equity share from Rs. 5 to Rs. 2 per equity share effective as of May 12, 2006 (the “Record Date”). The number of issued and subscribed equity shares increased to 279,346,173 shares of par value Rs. 2 each. On this date, SIIL also issued one additional equity share for each issued equity share, increasing the issued equity share capital to Rs. 1,117 million consisting of 558,494,411 equity shares of par value Rs. 2 each. All share and per share data have been retroactively restated to reflect the effect of stock split and stock dividend.
      In October 2003, SIIL issued 50,000 1.0% $1,000 redeemable convertible bonds which are redeemable by SIIL at a premium of $180 per bond on October 27, 2008. These bonds can be converted into equity shares of SIIL at a conversion price of Rs. 1,100 per equity share, subject to adjustment on the occurrence of certain dilutive effects, and a fixed exchange rate, which equated to 41.2 equity shares in SIIL per bond held. The bonds became convertible on December 4, 2003 can be converted at any time before September 27, 2008. Of these 500 bonds were converted into equity shares in fiscal 2004; 25,800 bonds were converted into equity shares in fiscal 2005; and the balance were converted into equity shares in fiscal 2006.
      Retained earning includes among others balances of general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves
      Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The purpose of these transfers is to ensure that if a dividend distribution in a given year is more than 10.0% of the paid-up capital of the company for that year, then the total dividend distribution is less than the total distributable results for that year. The

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
balances in the Company’s general reserves as determined in accordance with applicable regulations were Rs. 6,923 million and Rs. 16,207 million ($352.7 million) as of March 31, 2005 and 2006, respectively.

Debenture redemption reserve
      The Companies Act requires companies that issue debentures to create a debenture redemption reserve from annual profits until such debentures are redeemed. Companies are required to maintain a minimum proportion of outstanding redeemable debentures as a reserve. The amounts credited to the debenture redemption reserve may not be utilized by the Company except to redeem debentures. Retained earnings of the Company as of March 31, 2005 and 2006 include Rs. 179 million ($3.9 million) of debenture redemption reserve for each year.

Preference share redemption reserve
      The Companies Act provides that companies that issue preference shares may redeem those shares from profits of the company which otherwise would be available for dividends or from proceeds of a new issue of shares made for the purpose of redemption of the preference shares. If there is a premium payable on redemption, the premium must be provided for, either by reducing the additional paid in capital (shares premium account) or net income, before the shares are redeemed.
      If profits are used to redeem preference shares, the value of the nominal amount of shares redeemed should be transferred from profits (retained earnings) to the capital redemption reserve account. This amount should then be utilized for the purpose of redemption of redeemable preference shares. This reserve can be used to issue fully paid-up bonus shares to the shareholders of the Company. Retained earnings of the Company includes Rs. 550 million ($12.0 million) of preference share redemption reserve as of March 31, 2006.

Dividends
      Each equity share holder is entitled to dividends as and when the Company declares and pays dividends after obtaining shareholder approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes. Equity dividends paid were Rs. 198 million (Rs. 5.50 per share), Rs. 215 million (Rs. 3.00 per share) and Rs. 330 million (Rs. 3.00 per share) ($7.2 million) for the years ended March 31, 2004, 2005 and 2006, respectively. Dividend distribution taxes on the equity dividends were Rs. 25 million, Rs. 28 million and Rs. 46 million ($1.0 million) for the years ended March 31, 2004, 2005 and 2006, respectively, which were paid by the Company.
      Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.
      If profits for that year are insufficient to declare dividends, the dividends for that year may be declared and paid out from accumulated profits on the following conditions:

•	the rate of dividend to be declared shall not exceed the average of the rates at which dividends were declared in the five years immediately preceding that year or 10.0% of the company’s paid-up share capital, whichever is less;

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

•	the total amount to be drawn from the accumulated profits earned in previous years and transferred to the reserves shall not exceed an amount equal to one-tenth of the sum of the company’s paid-up share capital and net reserves, and the amount so drawn shall first be utilized to set off the losses incurred in the financial year before any dividend in respect of preference or equity share is declared; and

•	the balance of reserves after such withdrawal shall not fall below 15.0% of the company’s paid-up share capital.

19.	Financial Instruments

(a) Derivatives and hedges
      In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forward, option and swap contracts and other derivative financial instruments. The Company does not hold or issue derivative financial instruments for speculative purposes.
      All derivative financial instruments are recognized as assets or liabilities on the consolidated balance sheets and measured at fair value, generally based on quoted market prices or quotations obtained from financial institutions. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation.
      Prior to April 1, 2005, the Company purchased derivative contracts for hedging purposes. Since the Company did not meet all the documentation requirements under US GAAP for hedging designation, the Company has marked-to-market all such contracts. These derivative contracts were effective as hedges from an economic perspective.
      The fair values of all derivatives are separately recorded on the consolidated balance sheets within other current and non-current assets and liabilities. Derivatives that are designated as hedges are classified as current or non-current depending on the maturity of the derivative.
      The Company uses derivative instruments as part of its management of exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The use of derivatives can give rise to credit and market risk. The Company controls credit risk by only entering into contracts with reputable banks and financial institutions. The use of derivative instruments is subject to limits, authorities and regular monitoring by appropriate levels of management. The limits, authorities and monitoring systems are periodically reviewed by management and the Board. The market risk on derivatives is mitigated by changes in the valuation of the underlying assets, liabilities or transactions, as derivatives are used only for risk management purposes.

Foreign exchange risk
      The Company uses forward exchange contracts, currency swaps, options and other derivatives to hedge the effects of movements in exchange rates on foreign currency denominated assets and liabilities. The sources of foreign exchange risk are outstanding amounts payable for imported raw materials, capital goods and other supplies as well as financing transactions and loans denominated in foreign currencies. The Company is also exposed to foreign exchange risk on its exports. Most of these transactions are denominated in US dollars. The policy of the Company is to determine on a regular basis what portion of the foreign exchange risk on financing transactions and loans are to be hedged through forward exchange contracts and other instruments. There are systems in place for the review of open (i.e. unhedged) exposure limits and stop-loss levels by management.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Interest rate risk
      The short-term debt of the Company is principally denominated in Indian Rupees with mix of fixed and floating rates of interest. The long-term debt is principally denominated in Indian Rupees and US dollars. The US dollar debt is split between fixed and floating rates (linked to six-month US dollar LIBOR) and the Indian Rupee debt is principally at fixed interest rates. The Company has a policy of selectively using interest rate swaps, option contracts and other derivative instruments to manage its exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.

Counterparty and concentration of credit risk
      The Company is exposed to credit risk for receivables, liquid investments and derivative financial instruments. There is no concentration of credit risk for the receivables of the Company given the large number of customers and the business diversity. Credit risk on receivables is very limited as almost all credit sales are against letters of credit of banks of national standing. For current asset investments, counterparty limits are in place to limit the amount of credit exposure to any one counterparty. For derivative and financial instruments, the credit risk is limited as the Company only deals with reputable banks and financial institutions. These exposures are further reduced by having standard International Swaps and Derivatives Association (ISDA) master agreements including set-off provisions with each counterparty.

Commodity price risk
      The Company has historically limited the use of derivatives for commodity hedging. As much as possible, the Company tries to mitigate price risk through favorable contractual terms. Moreover, hedging is used purely as a risk management tool and, in some cases, strategically to secure future cash flows in cases of high volatility by entering into forward contracts or similar instruments.

Aluminum
      The raw material is mined in India with sales prices linked to the LME prices. Currently, the Company does not undertake any hedging activities in its aluminum business.

Copper
      Copper smelting operations at Tuticorin benefit from a natural hedge matching of quotational periods for concentrate purchases with the timing of finished metal sales. The Company hedges metal prices when entering into customer and supplier contracts under an arrival/dispatch plan with corresponding future contracts. These hedges provide an economic hedge of a particular transaction risk but do not qualify as hedges for accounting purposes. The difference between the actual metal in concentrate recovered and the metal content in concentrate paid for, or “free metal,” is sometimes hedged for through forward contracts or options. For the mining assets in Australia, we have hedged a part of the production to secure cash flows on a selective basis.

Zinc
      Raw material for zinc and lead is mined in India with sales prices linked to the LME prices. Currently a part of exports out of India is hedged through forward contracts or other instruments.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Embedded derivatives
      Derivatives embedded in other financial instruments or other contracts are treated as separate derivative contracts and marked-to-market when their risks and characteristics are not clearly and closely related to those of their host contracts and the host contracts are not fair valued. The Company has identified provisional pricing as an embedded derivative in the host contract. The embedded derivative, which is the final settlement price based on a future price, is marked-to-market through the statement of operations for each period with reference to appropriate forward commodity prices.
      The fair value of the Company’s open derivative positions (excluding normal purchase and sale contracts), recorded within other current assets and other current liabilities is as follows:

	2005		2006		2006

As of March 31,	Asset	Liability	Asset	Liability	Asset	Liability

	Rs. in millions	Rs. in millions	Rs. in millions	Rs. in millions	US dollars	US dollars
					in millions	in millions
Cash flow hedges:
Commodity contracts	—	—	103	325	2.2	7.1
Forward foreign currency contracts	—	—	—	18	—	0.4
Interest rate swap (floating to fixed)	—	—	41	—	0.9	—
Fair value hedges:
Commodity contracts	—	—	434	197	9.4	4.3
Forward foreign currency contracts	—	—	44	13	1.0	0.3
Other	—	—	48	—	1.0	—
Non-qualifying hedges:
Commodity contracts	45	268	1,033	997	22.5	21.7
Forward foreign currency contracts	2	795	103	451	2.3	9.8
Interest rate swap	6	—	—	—	—	—
Other	—	15	—	21	—	0.5

Fair value	53	1,078	1,806	2,022	39.3	44.1

      The Company purchases copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge and refining charge (“TcRc”) which is negotiated with suppliers based on the prevailing market rate. TcRc has a variable component linked to LME. The Company is exposed to differences in the LME prices between the quotational periods of the purchase of copper concentrate and sale of the finished copper products. The Company hedges this variability of LME prices and tries to make the LME price a pass-through cost between its purchases of copper concentrate and sales of finished products, both of which are linked to the LME price.
      The Company also benefits from the differences between amounts paid for quantities of copper contents received and recovered in the manufacturing process, also known as “free copper.”

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Cash flow hedges
      The Company, primarily in its copper business, on selected basis hedged its revenue from variable margins and free copper by entering into future contracts. The main purpose of hedging is to fix the prices at a desired level. These are highly probable forecast transactions and accordingly have been accounted for as cash flow hedges and stated at fair value. The Company has also hedged part of its future sales in its aluminum conductor business. The change in fair value on these derivative contracts is recorded in OCI. These hedges have been effective for the year ended March 31, 2006.
      The Company uses foreign exchange contracts from time to time to optimize currency risk exposure on its foreign currency transactions. The Company hedged a part of its foreign currency exposure on capital commitments during fiscal 2006. Fair value changes on the open forward contracts are recognized in OCI.
      The Company managed a small portion of its exposure of variable interest rate debt by entering into floating to fixed interest rate swaps. These hedges have been effective for the year ended March 31, 2006. Fair value changes have been recognized in OCI.

Fair value hedge
      The Company has hedged future firm commitment sales contracts in its copper business.
      In its zinc business, some of the Company’s sales are on a quotational period basis, generally one month to three months after the date of delivery at a customer’s facility. The Company enters into forward contracts for the respective quotational period based on average LME prices and thereby fixes its future revenue amount on the date of sale. The fair value adjustment resulted in losses due to rising metal prices for the year ended March 31, 2006. Gains and losses on these hedge transactions were substantially offset by the amount of gains or losses on the underlying sales.

Non-qualifying/ economic hedge
      The Company entered into derivative contracts which were not designated as hedges for accounting purposes, but provide an economic hedge of a particular transaction risk or a risk component of a transaction. Hedging instruments include copper and zinc future contracts on the LME and certain other derivative instruments. The Company has accounted for fair value adjustments on its open derivative contracts as assets/liabilities in its consolidated balance sheets.
      The Company has also entered into call-put options (collars) for hedging the future price volatility on some parts of its copper sales. The Company has fair valued the open derivative contracts and the changes in fair value have been recognized in operating income.
      Reconciliation for changes in net loss from derivative instruments reported in other comprehensive income is as follows:

	Accumulated other	Share of
	comprehensive	minority
	losses	interests	Total	Total

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
in millions
Unrealized derivative loss as of April 1, 2005	—	—	—	—
Amount recognized in other comprehensive income, net of tax of Rs. 67 million	140	(8)	132	2.9

Unrealized derivative loss as of March 31, 2006	140	(8)	132	2.9

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Unrealized derivative losses that are reported in accumulated other comprehensive income will be reclassified into earnings when the underlying transactions such as imports or exports of materials, repayment of debt and purchase of capital items occur. The entire amount in the table above is expected to be reclassified into earnings within the next 12 months.

(b) Other financial instruments
      The carrying amounts of cash and cash equivalents, liquid and short-term investments in mutual funds, accounts receivable, prepaid expenses and other current assets, accounts payable, acceptances, accrued expenses, other current liabilities and short-term debt approximate their fair values due to the short terms of these instruments.
      The fair values of debt have been estimated by discounting expected future cash flows using a discount rate equivalent to the risk free rate of return adjusted for the market spread required by the Company’s lenders for instruments of the given maturity.
      The following table presents a comparison of the fair values and carrying values of principal financial instruments of the Company:

	2005		2006		2006

	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
As of March 31,	value	fair value	value	fair value	value	fair value

	Rs. in millions	Rs. in millions	Rs. in millions	Rs. in millions	US dollars	US dollars
					in millions	in millions
Assets:
Long-term investments	1,279	1,279	1,067	1,067	23.2	23.2
Liabilities:
Long-term debt, net of current portion	28,794	28,657	30,237	29,669	658.0	645.7

20.	Commitments, Contingencies and Guarantees

(a) Commitments and contingencies

Commitments
      The Company has a number of continuing operational and financial commitments in the normal course of business including completion of the construction and expansion of certain assets.
           Capital commitments
      Significant capital commitments of the Company as of March 31, 2006 amounted to Rs. 6,304 million ($137.2 million) and these commitments are primarily related to the capacity expansion projects.
           Export obligations
      The Company has export obligations of Rs. 34,225 million ($744.8 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, the Company’s liability would be Rs. 4,920 million ($107.1 million), reduced in proportion to actual exports. Due to the remote likelihood of the Company being unable to meet its export obligations, no loss is anticipated with respect to these obligations and hence no provision has been made in its consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Contingencies
      The Company is from time to time subject to litigation and other legal proceedings. Certain operating subsidiaries of the Company have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The Company has ongoing disputes with income tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by the Company as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized and in the event these disputes are not resolved in the Company’s favor, the tax consequences may be reflected in the tax year allowed by the income tax authorities and are, therefore, timing differences. Most of these disputes/disallowances, being repetitive in nature, have been raised by the department consistently in most of the years. The Company has a right of appeal to the High Court or Supreme Court of India against adverse initial assessments by the appellate authorities for matters involving questions of law. The tax authorities have similar rights of appeal. The total claims related to these tax liabilities is Rs. 2,186 million ($47.6 million). Management has evaluated these contingencies and has estimated it is reasonably possible that some of these claims may result in loss contingencies and hence has recorded Rs. 1,609 million ($35.0 million) as current liabilities as of March 31, 2006.
      Claims by third parties amounted to Rs. 1,853 million ($40.3 million) as of March 31, 2006 of which Rs. 73 million ($1.6 million) has been recorded as current liabilities based on management’s estimate that some of these claims would become obligations of the Company.
      The Company intends to vigorously defend these claims as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Company is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations. Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the accompanying consolidated financial statements.

(b) Guarantees and Put Option
      The Company has given guarantees on the issuance of customs duty bonds amounting to Rs. 1,153 million ($25.1 million) for import of capital equipment at concessional rates of duty. The Company has fulfilled its obligations under the bonds and procedural formalities are yet to be completed by the authorities for releasing the bonds. The Company does not anticipate any liability on these guarantees.
      The Company has provided guarantees on behalf of IFL for its loan obligations to the extent of Rs. 1,820 million ($39.6 million) and the outstanding amounts against these guarantees as of March 31, 2006 was Rs. 1,664 million ($36.2 million). For loan obligations of Rs. 1,270 million of IFL guaranteed by the Company, the Company has also granted a put option to a bank under which the bank may require the Company to repurchase the loan in lieu of looking to the Company’s guarantee. The Company would have a liability under the guarantees and the put option in the event IFL fails to fulfill its loan obligations. The maximum potential amount of future payments the Company would be required to pay is Rs. 1,664 million ($36.2 million) as of March 31, 2006. The Company reviewed its liabilities under the guarantees and the put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees as of March 31, 2006 was Rs. 880 million ($19.2 million). As a result, the

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
Company recognized a liability of Rs. 784 million ($17.1 million) for the guarantees and the put option in fiscal 2006.
      The Company has issued a corporate guarantee to MALCO for using various credit facilities from different banks to the extent of Rs. 1,100 million ($23.9 million). MALCO in turn has issued a corporate guarantee with the Company as the beneficiary in the event of any default by MALCO in fulfilling its obligations to the banks. As of March 31, 2006, MALCO had completed all its obligations under the guarantee and hence the management of the Company has determined that no liability would arise for the Company.
      The Company has issued a corporate guarantee of Rs. 3,000 million ($65.3 million) on behalf of Vedanta Alumina for obtaining credit facilities. The Company has also issued a corporate guarantee of Rs. 1,571 million ($34.2 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods scheme enacted by the Government of India. Vedanta Alumina is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company is liable to pay the dues to the government. With respect to the corporate guarantee of Rs. 1,571 million ($34.2 million), Vedanta Alumina has issued a counter guarantee to the Company indemnifying the Company for any liability on such guarantee. Vedanta Alumina is still in its development stage and is expected to commence its operational activities in fiscal 2007, after which it is expected to start fulfilling its obligations under this scheme. As of March 31, 2006, management determined that the Company has no liability on either of these corporate guarantees.
      The Company has issued a corporate guarantee of Rs. 271 million ($5.9 million) on behalf of CMT for credit and banking facilities or for entering into any other treasury-related transaction as defined in and covered by an ISDA master agreement. This guarantee was cancelled on August 17, 2006.
      The Company has given a bank guarantee amounting to Australian dollar 5.0 million (Rs. 171 million and $3.7 million) in favor of the Ministry for Economic Development, Energy and Resources as a security against rehabilitation liability on behalf of CMT. The same guarantee is backed by the issuance of a corporate guarantee of Rs. 320 million ($7.2 million). These liabilities are fully recognized in the consolidated financial statements of the Company. The management of the Company does not anticipate any liability on these guarantees.
      The Company has given bank indemnity guarantees amounting to Australian dollar 6.8 million (Rs. 233 million and $5.1 million) in favor of the State Government of Queensland, Australia as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability is fully recognized in the financial statements of the Company. The management of the Company does not anticipate any liability on these guarantees.
      The Company has given performance bank guarantees amounting to Rs. 2,268 million ($49.4 million) as of March 31, 2006. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The management of the Company does not anticipate any liability on these guarantees.
      The Company has given bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of March 31, 2006 is Rs. 525 million ($11.4 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 334 million ($7.3 million) for litigations, against provisional valuation and for other liabilities. The management of the Company does not expect any liability on these guarantees.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      The Company’s outstanding guarantees and put option cover obligations aggregating Rs. 11,422 million ($248.6 million) as of March 31, 2006. The Company estimates that the likelihood of these claims becoming obligations of the Company is remote and as such no provision has been made in the financial statements for these guarantees and put option.

21.	Income Taxes

Overview of the Indian direct tax regime
      Indian companies are subject to Indian income tax on a stand alone basis and not on a consolidated basis. Each entity is assessed for tax on taxable profits determined for each fiscal year beginning on April 1 and ending on March 31. For each fiscal year, a company’s profit or loss is subject to the higher of the regular income tax payable or the minimum alternative tax (“MAT”).
      Regular income taxes are assessed based on book profits prepared under accounting principles generally accepted in India (“Indian GAAP”) adjusted in accordance with the provisions of the Indian Income Tax Act, 1961. Such adjustments generally relate to depreciation of fixed assets, disallowances of certain provisions and accruals, the use of tax losses carried forward and gratuity costs.
      MAT is assessed on book profits adjusted for certain limited items as compared to the adjustments allowed for assessing regular income tax. MAT is assessed at 7.5% plus a surcharge. MAT will be assessed at 10.0% (plus a surcharge) effective April 1, 2006. MAT paid during a year can be set off against regular income taxes within a period of seven years succeeding the assessment year in which MAT credit arises.
      Income tax returns submitted by companies are regularly subjected to a comprehensive review and challenges by the tax authorities. There are appeals procedures available to both the tax authorities and taxpayers and it is not uncommon for significant or complex matters in dispute to remain outstanding for several years before they are finally resolved in the High Court or the Supreme Court.
      There are various tax exemptions or tax holidays available to companies in India. The most important to the Company are:

•	The industrial undertakings’ exemption — Profits of newly constructed industrial undertakings located in designated areas of India can benefit from a tax holiday. A typical tax holiday would exempt 100.0% of the profits from the undertaking for five years, and 30.0% for five years thereafter.

•	The power plants’ exemption — Profits on newly constructed power plants can benefit from a tax holiday. A typical holiday would exempt 100.0% of profits for ten consecutive years within the first 15 years of the power plants’ operation. The start of the exemption period is at the discretion of a company.
      The effect of such tax holidays were Rs. 774 million (impact on basic EPS — Rs. 2.15), Rs. 672 million (impact on basic EPS — Rs. 1.47) and Rs. 488 million ($10.6 million) (impact on basic EPS — Rs. 0.88 ($0.02)) for the years ended March 31, 2004, 2005 and 2006, respectively.
      Business losses can be carried forward for a maximum period of eight assessment years immediately succeeding the assessment year for which the loss was first computed. Unabsorbed depreciation can be carried forward for an indefinite period.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Details of tax expense charged to statements of operations for the years ended March 31:

	2004	2005	2006	2006

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Current tax:
Indian income tax	2,624	2,671	7,600	165.4
Foreign income tax	—	3	294	6.4

Total current tax	2,624	2,674	7,894	171.8

Deferred tax:
Indian income tax	381	937	1,464	31.9
Foreign income tax	(31)	(106)	(353)	(7.7)

Total deferred tax	350	831	1,111	24.2

Income taxes for the year	2,974	3,505	9,005	196.0
Effective income tax rate	29.3%	30.2%	29.7%	29.7%
      A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Company’s effective income tax rate for the year ended March 31:

	2004	2005	2006	2006

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Income before income taxes, minority interests and equity in net loss of associate	10,141	11,613	30,307	659.5
Indian statutory income tax rate	35.9%	36.6%	33.7%	33.7%
Expected income tax (benefit) expense at statutory tax rate	3,639	4,249	10,201	222.0
Disallowable expenses	467	654	528	11.5
Non-taxable income	(27)	(189)	(211)	(4.6)
Impact of tax rate differences	(195)	145	(831)	(18.1)
Tax holiday and similar exemptions	(774)	(672)	(488)	(10.6)
Minimum alternative tax/wealth tax	20	58	69	1.5
Other permanent differences	(3)	(556)	75	1.6
Valuation allowance (reversal)/provision	69	(190)	(268)	(5.8)
Adjustments to income tax provisions based on tax assessments	(222)	6	(70)	(1.5)

Income taxes recognized in the statement of operations	2,974	3,505	9,005	196.0

      Valuation allowances created in the past have been reversed/utilized on account of the generation of taxable profits in a subsidiary.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Components of activities gave rise to deferred tax assets and liabilities as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Deferred tax asset:
Business loss carry forwards	310	867	18.9
Voluntary retirement scheme	610	272	5.9
Property, plant and equipment	99	44	1.0
Accounts receivable, net	181	241	5.2
Employee benefits	229	255	5.5
Others	623	795	17.3

Gross deferred tax asset	2,052	2,474	53.8
Less: Valuation allowance	(310)	(14)	(0.3)

Net deferred tax asset	1,742	2,460	53.5

Deferred tax liabilities:
Fair valuation of loan	(219)	(157)	(3.4)
Property, plant and equipment	(10,962)	(12,833)	(279.3)
Others	(569)	(528)	(11.5)
Total deferred tax liabilities	(11,750)	(13,517)	(294.2)

Net deferred tax liabilities	(10,008)	(11,056)	(240.7)

      The following are the details of the deferred tax assets and liabilities as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Deferred tax assets
Current	1,012	974	21.2
Non-current	730	1,486	32.3

Total	1,742	2,460	53.5

Deferred tax liabilities
Current	230	271	5.9
Non-current	11,520	13,246	288.3

Total	11,750	13,517	294.2

22.	Employee Benefits
      The Company participates in defined benefits and contribution pension schemes, the assets of which are held (where funded) in separately administered funds. The cost of providing benefits under the plans is determined each year separately for each plan using the actuarial projected unit credit method.
      Actuarial gains and losses arising in the year are recognized in full in the statement of operations of that year.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      For defined contribution schemes, the central provident fund scheme, the superannuation scheme and the Australian pension scheme, the amount charged to the statements of operations is the contributions payable in the year.

Defined contribution plans
      The Company contributed an aggregate of Rs. 213 million, Rs. 221 million and Rs. 234 million ($5.1 million) for the years ended March 31, 2004, 2005 and 2006, respectively, to the following defined contribution plans:

Central provident fund
      In accordance with Indian Provident Fund Act, employees are entitled to receive benefits under the Provident Fund. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (12.0% for 2006) of an employee’s basic salary. The Company has no further obligations under the plan beyond its monthly contributions which are charged to income in the period they are incurred. These contributions are made to the fund administered and managed by the Government of India. The benefits are paid to employees on their retirement or resignation from the Company.

Superannuation
      Superannuation, another pension scheme applicable in India, is applicable only to senior executives. Each relevant company holds a policy with the Life Insurance Corporation of India (the “LIC”), to which each company contributes a fixed amount relating to superannuation, and the pension annuity is met by the LIC as required, taking into consideration the number of years of service of the executive and the contributions made. Accordingly, this scheme has been accounted for as a defined contribution plan and contributions are charged directly to the statements of operations.

Australian pension scheme
      The Company also participates in defined contribution pension schemes in Australia. The contribution of a proportion of an employee’s salary in a superannuation fund is a legal requirement in Australia. The employer contributes, into the employee’s fund of choice, 9.0% of the employee’s gross remuneration where the employee is covered by the industrial agreement and 12.0% of the basic remuneration for all other employees. All employees have the option to make additional voluntary contributions.
      The Company’s contribution to the above defined contribution plans aggregated Rs. 26 million, Rs. 28 million and Rs. 29 million ($0.6 million) for years ended March 31, 2004, 2005 and 2006 respectively.

Defined benefit plans

Gratuity plan
      In accordance with Payment of Gratuity Act of 1972, SIIL and its Indian subsidiaries provide a defined benefit plan (the “Gratuity Plan(s)”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement, disability or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      In fiscal 2004, a voluntary retirement scheme offer was announced and a number of employees accepted such offer. Hence, these expenses in the amount of Rs. 611 million were recorded as termination benefits in the income statement during the year ended March 31, 2004. The effect of the separation resulted in an increase in the projected benefit obligation of the Gratuity Plan for the remaining employees. Such a curtailment loss has been disclosed in the tables below under the heading “settlement expense.”
      Full actuarial valuations of the assets of the schemes are performed on an annual basis where such assets are held in separate funds managed by the LIC of India.
      The following table sets out the funded status and the amount recognized in the financial statements for the gratuity plans as of March 31:

	2004	2005	2006	2006

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Change in projected benefit obligation:
Projected benefit obligation, beginning of year	1,059	1,011	1,106	24.1
Service cost	60	59	62	1.3
Interest cost	66	73	82	1.8
Actuarial (gain) loss	178	80	(22)	(0.5)
Settlement expense	101	—	—	—
Benefits paid	(453)	(117)	(28)	(0.6)

Projected benefit obligation, end of the year	1,011	1,106	1,200	26.1

Change in plan assets:
Fair value of plan assets, beginning of year	313	580	697	15.2
Actual return on plan assets	39	50	47	1.0
Company contributions	681	180	9	0.2
Benefits paid	(453)	(113)	(33)	(0.7)

Fair value of plan assets, end of the year	580	697	720	15.7

Shortfall of plan assets, over benefit obligation	(431)	(409)	(480)	(10.4)
Accrued pension cost	(431)	(409)	(480)	(10.4)
Accumulated benefit obligation	550	613	756	16.5
      Liability for the post retirement medical benefits was Rs. 30 million, Rs. 32 million and Rs. 27 million ($0.6 million) as of March 31, 2004, 2005 and 2006 respectively.
      The unfunded liability for gratuity plans was Rs. 361 million, Rs. 391 million and Rs. 420 million ($9.1 million) as of March 31, 2004, 2005 and 2006 respectively.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Net gratuity cost for the years ended March 31 consist of the following components:

	2004	2005	2006	2006

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Service cost	60	59	62	1.4
Interest cost	66	73	82	1.8
Expected return on plan assets	(24)	(46)	(47)	(1.0)
Recognized net actuarial (gain) loss	163	76	(21)	(0.5)
Settlement expense	101	—	—	—

Net periodic benefit cost	366	162	76	1.7

      The assumptions used in accounting for the gratuity plan for the years ended March 31 are set out below:

	2004	2005	2006

Discount rate	7.5%	7.5%	7.5%
Rate of increase in compensation level of covered employees	4.5%-5.0%	5.0%	5.0%
Expected return on assets	8.0%-8.4%	8.0%	8.0%
      The following table presents estimated future benefit payments relating to the Gratuity Plans:

		US dollars
Year Ended March 31,	Rs. in millions	in millions

2007	31	0.7
2008	57	1.2
2009	96	2.1
2010	124	2.7
2011	175	3.8
Thereafter for five years	1,111	24.2

23.	Share-Based Compensation Plans
      The Company offers equity-based award plans to its employees, officers and directors through its parent Vedanta Resources plc.

The Vedanta Resources Reward Plan (the “Reward Plan”)
      The Reward Plan was adopted for the purpose of rewarding a limited number of employees who had contributed to the Company’s development and growth over the period leading up to Vedanta’s listing on the London Stock Exchange in December 2003. It was used solely to provide awards on listing and no further awards will be granted under the Reward Plan.
      Vedanta has allocated a proportionate cost to the Company on the basis of the number of shares allotted to the Company employees that resulted in charges of Rs. 99 million and Rs. 81 million which are reflected in the statements of operations for the years ended March 31, 2004 and 2005, respectively.

The Vedanta Resources Long-Term Incentive Plan (the “LTIP”)
      The LTIP is the primary arrangement under which share-based incentives are provided to the defined management group. The maximum value of shares that can be awarded to members of the defined

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
management group is calculated by reference to the balance of basic salary and share-based remuneration consistent with local market practice. The performance condition attaching to outstanding awards under the LTIP is that of Vedanta’s performance, measured in terms of Total Shareholder Return (“TSR”) compared over a three year period with the performance of the companies as defined in the scheme from the date of grant. Under this scheme, initial awards under the LTIP were granted in February 2004 with further awards being made in June 2004, November 2004 and February 2006. The exercise price of the awards is 10 US cents per share and the performance period of each award is three years.
      The fair value of these awards has been determined at the date of the grant of the award allowing for the effect of any market-based performance conditions. This fair value, adjusted by the Company’s estimate of the number of awards that will eventually vest as a result of non-market conditions, is expensed on a straight-line basis over the vesting period. The fair values were calculated using the Monte Carlo simulation with suitable modifications to allow for specific performance conditions of the LTIP.
      The parent Vedanta on the basis of number of shares allotted to the Company employees charged a proportionate cost to the Company in the amount of Rs. 4 million, Rs. 44 million and Rs. 52 million ($1.1 million) which is recorded in the statements of operations for the years ended March 31, 2004, 2005 and 2006 respectively.

24.	Other Expenses
      The Company offered a voluntary separation package in its zinc and aluminum operations for which Rs. 611 million and Rs. 186 million were recognized in the statements of operations in the years ended March 31, 2004 and 2005, respectively.
      The Company impaired certain plant and machinery and buildings at some of its plants as part of its impairment review and recognized an expense of Rs. 1,276 million in the year ended March 31, 2005. These assets are long-lived assets and include assets which ceased to be in use and also assets which were never put to their intended use. During the year ended March 31, 2005 the management reviewed its plans for the future of these assets and decided not to pursue the operation of these assets. The fair value of these assets was determined by the management of the Company taking into consideration third party valuation and the assets were written down to their recoverable amounts. The fair value of these assets was Rs. 331 million as of March 31, 2005 and represent their recoverable value by sale of these assets less any costs of selling.
      The Company had given corporate guarantees to certain banks in relation to debt of IFL. The Company has also invested in preference shares of and provided loans to IFL. In the year ended March 31, 2006, the Company reviewed these guarantees, investments and loans taking into consideration IFL’s financial position which indicated a need for an impairment review. The Company estimates that the value of the investments and loans stand fully impaired as of March 31, 2006 and that the fair value of the guarantees is Rs. 880 million ($19.2 million). It has therefore recognized a liability of Rs. 784 million ($17.1 million), taking the total impairment charge to Rs. 1,300 million ($28.3 million) in fiscal 2006.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

25.	Earnings per Share (“EPS”)
      The following basic and diluted EPS is adjusted retroactively for all the periods presented to reflect the impact of stock dividend, rights issue and stock split effective as of May 12, 2006 in the tables below for the years ended March 31:

	2004	2005	2006	2006

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Net income from continuing operations	4,818	5,344	15,130	329.2
Net income from discontinued operations	203	222	369	8.1
Net income	5,021	5,566	15,499	337.3
Weighted average number of ordinary shares for basic earnings per share	359,007,797	455,343,743	553,216,634	553,216,634
Basic earnings from per share:
Income from continuing operations	13.42	11.74	27.35	0.60
Income from discontinued operations	0.57	0.48	0.67	0.01
Basic earnings from per share	13.99	12.22	28.02	0.61

	2004	2005	2006	2006

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Net income from continuing operations	4,818	5,344	15,130	329.2
Add: Add interest expense on foreign currency convertible bonds, net of tax*	10	37	—	—

Net income from continuing operations	4,828	5,381	15,130	329.2
Net income from discontinued operations	203	222	369	8.1
Net income for computing diluted EPS	5,031	5,603	15,499	337.3
Weighted average number of ordinary shares for basic earnings per share	359,007,797	455,343,743	553,216,634	553,216,634
Add: Effect of foreign currency convertible bonds	8,689,710	9,764,400	—	—
Weighted average number of ordinary shares for diluted earnings per share	367,697,507	465,108,143	553,216,634	553,216,634
Diluted earnings from per share:
Income from continuing operations	13.13	11.57	27.35	0.60
Income from discontinued operations	0.55	0.48	0.67	0.01
Diluted earnings from per share	13.68	12.05	28.02	0.61

*	Tax was Rs. 6 million and Rs. 22 million in fiscal 2004 and 2005, respectively.
     By a special resolution on March 29, 2006, the shareholders of the Company approved a stock split resulting in a reduction in the par value of each equity share from Rs. 5 to Rs. 2 per equity share effective as of May 12, 2006 (the “Record Date”). The number of issued and subscribed equity shares increased to 279,346,173 equity shares of par value Rs. 2 each. On the Record Date, the Company also issued one

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
additional equity share for each issued equity share, increasing the issued equity capital to Rs. 1,117 million consisting of 558,494,411 equity shares of par value Rs. 2 each. All share and per share data reflect the effect of the stock split and stock dividend retroactively.
      As of March 31, 2006, the Company does not have any potentially dilutive outstanding equity shares.

26.	Related Party Transactions
      The Company enters into transactions in the normal course of business with its related parties, including its parent, Vedanta, and its subsidiaries and companies over which it has significant influence. The significant transactions relate to normal sale and purchase of goods, reimbursement of expenses incurred, issuance of guarantees and investments. Transactions include a loan advanced by the Company in fiscal 2004 to a relative of a director which was repaid in fiscal 2006. Related party transactions also include legal fees paid to a firm in which a director of a wholly-owned subsidiary is a partner, on normal commercial terms and conditions. All inter-company transactions and balances are eliminated in consolidation. A summary of significant related party transactions for the years ended 2004, 2005 and 2006 is noted below:

Enterprises where principal shareholders have control or significant influence

•	Vedanta Resources plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	The Madras Aluminium Company Limited (“MALCO”)

•	Sterlite Optical Technologies Limited (“SOTL”)

•	Sterlite Gold Limited/ Ararat Gold Recovery Company Limited (“SGL”)

•	Konkola Copper Mines Plc (“KCM”)

•	Monte Cello NV (“MCNV”)

•	Sterlite Foundation

•	Vedanta Foundation

•	Political and Public awareness trust

•	Volcan Investments Limited (“Volcan”)

•	Duratube

•	Brockway Inc.

•	Twin Star International Limited

Associate
      Vedanta Alumina Limited (“Vedanta Alumina”)

Associate of Vedanta Resources plc
      India Foils Limited (“IFL”)

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      Summary of significant related party transactions are as follows:

For the Year Ended March 31,	2004	2005	2006	2006

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
Sales
SOTL	—	1,127	154	3.4
IFL	590	1,097	1,510	32.9
Purchases
MALCO	696	902	364	7.9
Interest and dividend income/(expense)
Vedanta	(109)	(135)	(242)	(5.3)
MALCO	(85)	(15)	(15)	(0.3)
IFL	5	13	21	0.5
Other (payments)/ receipts
Vedanta	(316)	(349)	(275)	(6.0)
Sterlite Foundation and Vedanta Foundation	(15)	(37)	(32)	(0.7)
Political & charitable trusts	(55)	(59)	(3)	—
MALCO	21	24	54	1.2
Equity related transactions
SOTL (refund of share application money)	(1,205)	—	—	—
SOTL (deferred consideration for acquisition)	(485)	—	—	—
Twin Star (subscription to rights issue)	—	19,644	—	—
Guarantees given*
MALCO	2,100	1,100	1,100	23.9
Vedanta Alumina	—	278	4,571	99.5
IFL	755	1,820	1,820	39.6

*	Maximum guarantee amount and does not represent actual liability.
     The significant receivable from and payable to related parties as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
Investments
Vedanta Alumina	1,792	1,693	36.8
IFL	240	—	—
Receivable from/(payable to)
IFL	402	28	0.6
SOTL	729	254	5.5
MCNV	(2,841)	(2,839)	(61.8)
Vedanta	(458)	(709)	(15.4)
MALCO	—	(86)	(1.9)

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

27.	Segment Information
      The Company is in the business of non-ferrous mining and metals in India and Australia. The Company has four reportable segments: copper, zinc, aluminum and corporate and others. The management of the Company is organized by its main products: copper, zinc and aluminum. Each of the reported segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s Chief Operating Decision Maker. Segment profit amounts are evaluated regularly by the Company’s Managing Director and CEO who has been identified as its Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance.

Copper
      The copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from the Mt. Lyell copper mine in Tasmania, Australia, owned by CMT.

Zinc
      The zinc business is owned and operated by HZL, India’s leading zinc producer in the Indian zinc market. The Company has a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include two zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India, one zinc smelter in Southeast India and three lead-zinc mines in Northwest India.

Aluminum
      The aluminum business is owned and operated by BALCO, in which the Company has a 51.0% ownership interest. The remainder of BALCO is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants, and refining, smelting and fabrication facilities in Central India.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Corporate and others
      The operating segment “Corporate and others” is primarily other corporate activities.

(a) Business segments
      The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit amounts are evaluated regularly by the Company’s managing director and CEO who has been identified as its chief operating decision maker in deciding how to allocate resources and in assessing performance.
      The following table presents revenue and profit information and certain asset and liability information regarding the Company’s business segments for the years ended March 31, 2004, 2005 and 2006.

				Corporate
For the Year Ended March 31, 2004	Copper	Zinc	Aluminum	and others	Elimination	Total

	Rs. in millions
Net sales	27,046	18,213	8,217	—	—	53,476
Inter-segment sales	—	—	446	—	(446)	—

Segment sales	27,046	18,213	8,663	—	(446)	53,476

Segment profit	4,114	8,237	1,818	(25)	—	14,144
Depreciation, depletion and amortization	(1,261)	(1,112)	(644)	(15)	—	(3,032)
Voluntary retirement scheme expenses	—	(28)	(583)	—	—	(611)

Operating income (loss)	2,853	7,097	591	(40)	—	10,501
Interest income						1,609
Interest expense						(1,969)

Income before income taxes, minority interests and equity in net loss of associate						10,141
Income taxes						(2,974)

Income after income taxes, before minority interests and equity in net loss of associate						7,167
Minority interests						(2,349)

Net income from continuing operations						4,818
Income from divested business, net of tax						203

Net income						5,021

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

				Corporate
For the Year Ended March 31, 2005	Copper	Zinc	Aluminum	and others	Elimination	Total

	Rs. in millions
Net sales	34,508	21,967	10,168	—	—	66,643
Inter-segment sales	—	—	285	—	(285)	—

Segment sales	34,508	21,967	10,453	—	(285)	66,643

Segment profit	3,899	9,785	2,504	(100)	—	16,088
Depreciation, depletion and amortization	(1,239)	(1,290)	(680)	(21)	—	(3,230)
Voluntary retirement scheme expenses	—	(186)	—	—		(186)
Impairment of assets	(220)	—	—	(1,056)	—	(1,276)

Operating income (loss)	2,440	8,309	1,824	(1,177)	—	11,396
Interest income						2,179
Interest expense						(1,962)

Income before income taxes, minority interests and equity in net loss of associate						11,613
Income taxes						(3,505)

Income after income taxes, before minority interests and equity in net loss of associate						8,108
Minority interests						(2,764)

Net income from continuing operations						5,344
Income from divested business, net of tax						222

Net income						5,566

Assets
Segment assets	48,057	40,844	39,374	3,130	—	131,405
Equity investment in associate	—	—	—	1,792	—	1,792

Total assets	48,057	40,844	39,374	4,922	—	133,197

Additions to property, plant and equipment	1,129	11,099	19,576	114	—	31,918

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

				Corporate
For the Year Ended March 31, 2006	Copper	Zinc	Aluminum	and others	Elimination	Total	Total

	Rs. in millions						US dollars
							in millions
Net sales	67,921	38,573	16,297	—	—	122,791	2,672.3
Inter-segment sales	—	—	1,424	—	(1,424)	—	—

Segment sales	67,921	38,573	17,721	—	(1,424)	122,791	2,672.3

Segment profit	8,982	23,216	4,752	(8)	—	36,942	804.0
Depreciation, depletion and amortization	(1,323)	(1,929)	(1,256)	(3)	—	(4,511)	(98.2)
Guarantees, impairment of investment and loan	—	—	—	(1,300)	—	(1,300)	(28.3)

Operating income (loss)	7,659	21,287	3,496	(1,311)	—	31,131	677.5
Interest income						2,414	52.5
Interest expense						(3,238)	(70.5)

Income before income taxes, minority interests and equity in net loss of associate						30,307	659.5
Income taxes						(9,005)	(196.0)

Income after income taxes, before minority interests and equity in net loss of associate						21,302	463.5
Minority interests						(6,073)	(132.2)
Equity in net loss of associate, net of taxes				(99)		(99)	(2.1)

Net income from continuing operations						15,130	329.2

Income from divested business, net of tax						369	8.1

Net income						15,499	337.3

Assets
Segment assets	54,052	55,677	51,873	4,244	—	165,846	3,609.3
Equity investment in associate	—	—	—	1,693	—	1,693	36.8

Total assets	54,052	55,677	51,873	5,937	—	167,539	3,646.1

Additions to property, plant and equipment	1,232	2,160	8,684	213		12,289	267.4
      No single customer accounted for 10% or more of the Company’s net sales on a consolidated basis or for any of the Company’s primary businesses in any of the periods indicated, except that JSW Limited accounted for 11% of the net sales of the Company’s zinc business in fiscal 2004.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

(b) Geographical segmental analysis
      The Company’s operations are located in India and Australia. The following table provides an analysis of the Company’s sales by geographical market, irrespective of the origin of the goods as of March 31:

	2004	2005	2006	2006

	Rs. in millions	Rs. in millions	Rs. in millions	US dollars
				in millions
India	39,558	44.208	68,852	1,498.4
Far East(1)	9,168	14,269	22,654	493.0
Other(2)	4,750	8,166	31,285	680.9

Net sales	53,476	66,643	122,791	2,672.3

(1)	Far East includes a number of countries, including China, South Korea, Singapore and Thailand.

(2)	Other includes Kenya, Nigeria, Ethiopia, Algeria, Sudan, Morocco, Namibia, Egypt, Oman, UAE, Turkey, Jeddah, Qatar, Saudi Arabia, Syria, Dubai, Israel, Bangladesh, Sri Lanka, Pakistan, Belgium, France, Germany, Italy, Jordan, UK, The Netherlands, Luxembourg, Rotterdam, Spain, Sweden, Switzerland and Australia.
     The following is an analysis of the carrying amount of long lived assets analyzed by the geographical area in which the assets are located as of March 31:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
India	78,119	85,029	1,850.6
Australia	808	840	18.3

Long-lived assets	78,927	85,869	1,868.9

28.	Subsequent Events
      (a) By a special resolution on March 29, 2006, the shareholders of the Company approved a stock split which reduced the par value of each equity share from Rs. 5 to Rs. 2 per share effective as of May 12, 2006. Consequently, the number of equity shares issued increased to 279,346,173 shares of Rs. 2 each. On the Record Date, the Company also issued a stock dividend of one additional share for each issued share increasing the issued equity capital to Rs. 1,117 million consisting of 558,494,411 equity shares of Rs. 2 each. Share and per share information in the consolidated financial statements reflect the effect of these events retroactively.
      (b) Subsequent to the May 12, 2006 stock split and stock dividend, the SIIL Board recommended a dividend of Rs. 1.25 per share on May 30, 2006, which was approved by the shareholders in the general meeting held on September 20, 2006.
      (c) SIIL passed a resolution on August 21, 2006 to divest the Company’s aluminum conductor division (a reporting unit of “corporate and others”). The Company has entered into an agreement to sell its aluminum conductor business to SOTL, a company owned and controlled by Volcan, for Rs. 1,485 million ($33.4 million).
      (d) The Department of Mines and Geology of the State of Rajasthan issued several show cause notices on August, September and October, 2006, aggregating Rs. 3,339 million ($72.7 million) in demand, to HZL in relation to alleged unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at its Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In addition, the department has also demanded an

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
aggregate of Rs. 48 million ($1.0 million) by way of alleged arrears in royalty payments at such mines on the grounds that the royalty payments had been incorrectly computed by HZL during the period from April 1971 to March 2000. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and in the months of October and November 2006 obtained a stay in respect of these demands. Based on consultations with external counsel, the management of the Company has determined that there will not be any material liability in this matter.
      (e) Sterlite acquired 100% of the outstanding shares of Sterlite Energy Limited on October 3, 2006 from Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for a total consideration of Rs. 4.9 million ($0.1 million).

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the six-months ended September 30,	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
			(Note 1)
Sales
— External	46,264	117,015	2,546.6
— Related parties	823	2,141	46.6
Less : Excise duty	(3,927)	(7,828)	(170.4)

Net Sales	43,160	111,328	2,422.8
Other operating revenues	370	1,248	27.2

Total Revenue	43,530	112,576	2,450.0
Cost of sales	(34,115)	(66,400)	(1,445.0)
Selling and distribution expenses	(731)	(1,572)	(34.2)
General and administration expenses	(1,074)	(1,717)	(37.4)
Other expenses
— Voluntary retirement scheme expenses	—	(97)	(2.1)

Operating income	7,610	42,790	931.3

Interest income	1,001	2,096	45.6
Interest expense	(1,018)	(1,969)	(42.9)

Income before income taxes, minority interests and equity in net loss of associate	7,593	42,917	934.0

Income taxes
— Current	(1,583)	(11,052)	(240.5)
— Deferred	275	(1,084)	(23.6)

Income after income taxes, before minority interests and equity in net loss of associate	6,285	30,781	669.9

Minority interests	(1,591)	(8,795)	(191.4)
Equity in net loss of associate, net of taxes	(98)	(15)	(0.3)

Net income form continuing operations	4,596	21,971	478.2

Discontinued Operations:
Income from divested business, net of tax	122	86	1.9

Net Income	4,718	22,057	480.1

Basic earnings per share:
Income from continuing operations	8.36	39.71	0.86
Income from discontinued operations	0.22	0.16	0.01

Basic earnings per share	8.58	39.87	0.87

Diluted earnings per share:
Income from continuing operations	8.28	39.71	0.86
Income from discontinued operations	0.22	0.16	0.01

Diluted earnings per share	8.50	39.87	0.87

Weighted average number of equity shares used in computing earnings per share
Basic	549,816,294	553,216,634	553,216,634
Diluted	552,782,694	553,216,634	553,216,634
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	September 30,	September 30,	March 31,	March 31,
	2006	2006	2006	2006

	Rs. in millions	US dollars	Rs. in millions	US dollars
		in millions		in millions
		(Note 1)		(Note 1)
ASSETS
Current assets
Cash and cash equivalents	1,577	34.3	9,258	201.5
Restricted — cash, deposits and investments	1,119	24.4	1,104	24.0
Short — term investments and deposits	46,888	1,020.4	24,454	532.2
Accounts receivable, net	14,162	308.2	12,782	278.2
Inventories	33,493	728.9	19,571	425.9
Deferred income taxes	1,496	32.6	974	21.2
Other current assets	12,859	280.0	7,741	168.4

Total current assets	111,594	2,428.8	75,884	1,651.4

Non-current assets
Long-term investments	1,129	24.6	1,067	23.2
Equity investment in associate	1,678	36.5	1,693	36.8
Deferred income taxes	860	18.7	1,486	32.3
Property, plant and equipment, net	86,518	1,882.9	85,869	1,868.9
Other non-current assets	1,915	41.7	1,540	33.5

Total non-current assets	92,100	2,004.4	91,655	1,994.7

Total assets	203,694	4,433.2	167,539	3,646.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term and current portion of long-term debt	11,095	241.5	4,390	95.5
Accounts payable	33,541	729.9	30,239	658.1
Accrued expenses	3,728	81.2	2,607	56.7
Current income taxes payable	3,986	86.7	1,160	25.2
Deferred income taxes	859	18.7	271	5.9
1% cumulative mandatorily redeemable preference shares, par value Rs 10 per share (30,000,000 preference shares authorized, 21,875,000 preference shares issued and outstanding)	—	—	1,947	42.4
Other current liabilities	7,954	173.1	6,362	138.5

Total current liabilities	61,163	1,331.1	46,976	1,022.3

Non-current liabilities
Long-term debt, net of current portion	21,967	478.1	30,237	658.0
Deferred income taxes	13,765	299.6	13,246	288.3
Other non-current liabilities	4,451	96.9	3,976	86.5

Total non-current liabilities	40,183	874.6	47,459	1,032.8

Total liabilities	101,346	2,205.7	94,435	2,055.1

Minority interests	27,958	608.6	19,606	426.7
Commitments and contingencies (Note 8)
Shareholders’ equity
Equity Shares — par value Rs.2 per equity share (600,000,000 equity shares authorized; 558,494,411 equity shares issued and outstanding as of March 31, 2006 & September 30 2006) (Note 7)	1,117	24.3	559	12.2
Additional paid-in-capital	26,220	570.6	26,883	585.0
Retained earnings	47,836	1,041.0	26,575	578.4
Accumulated other comprehensive losses	(783)	(17.0)	(519)	(11.3)

Total shareholders’ equity	74,390	1,618.9	53,498	1,164.3

Total liabilities and shareholders’ equity	203,694	4,433.2	167,539	3,646.1

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

For the six-months ended September 30,	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
			(Note 1)
Cash flows from operating activities
Net income	4,718	22,057	480.1
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion and amortization	1,998	2,826	61.5
Amortization of foreign currency redeemable convertible bonds issuance expenses	14	—	—
Gain on sale of investments	(136)	(443)	(9.6)
Loss on sale of property, plant and equipment	21	14	0.3
Equity in net loss of associate	98	15	0.3
Deferred income taxes	(275)	1,084	23.6
Minority interests	1,591	8,795	191.4
Changes in assets and liabilities:
Accounts receivable, net	(3,319)	(1,906)	(41.5)
Other current and non-current assets	(68)	(7,109)	(154.7)
Inventories	(12,751)	(15,391)	(335.0)
Accounts payable and accrued expenses	4,468	5,732	124.7
Other current and non-current liabilities	2,008	7,302	158.9
Short-term investments and deposits	(9,399)	(22,117)	(481.3)

Net cash provided/(used) by operating activities	(11,032)	859	18.7

Cash flows from investing activities
Purchases of property, plant and equipment	(7,094)	(5,298)	(115.3)
Proceeds from sale of property, plant and equipment	30	42	0.9
Net changes in restricted — deposits and investments	150	20	0.5
Proceeds from sale of aluminum conductor division, net of cash disposed	—	41	0.9

Net cash used in investing activities	(6,914)	(5,195)	(113.1)

Cash flows from financing activities
Net changes in restricted cash	(27)	(35)	(0.8)
Proceeds from short-term debt, net	9,663	1,038	22.6
Proceeds from long-term debt	5,001	1,254	27.3
Repayment of long-term debt	(1,098)	(4,300)	(93.6)
Payment of dividends, including dividend tax	(671)	(1,219)	(26.5)

Net cash provided/(used) by financing activities	12,868	(3,262)	(71.0)

Effect of exchange rate changes on cash and cash equivalents	28	(83)	(1.8)

Net decrease in cash and cash equivalents	(5,050)	(7,681)	(167.2)

Cash and cash equivalents at the beginning of the period	5,909	9,258	201.5
Cash and cash equivalents at the end of the period	859	1,577	34.3

Supplementary information:
Interest paid	916	1,660	36.1
Income taxes paid	1,583	8,729	190.0
      Significant non-cash investing and financing activities for the six months ended September 30, are:

	2005	2006	2006

	Rs. in millions	Rs. in millions	US dollars
			in millions
			(Note 1)
Conversion of foreign currency redeemable convertible bonds to equity shares	748	—	—
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Equity shares				Accumulated
					other		Total
	No. of	Par	Additional	Retained	comprehensive	Comprehensive	Shareholders’
	shares	value	paid-in-capital	earnings	income/(loss)	income/(loss)	equity	Total

								US dollars
								in millions
								(Note 1)
Balance at April 1, 2006	558,494,411	559	26,883	26,575	(519)	—	53,498	1,164.3
Stock dividend		558	(558)
Net income				22,057		22,057	22,057	480.1
Sale of aluminum conductor division (Note 5b)			(105)				(105)	(2.3)
Dividend (including dividend tax) (Note 7)				(796)			(796)	(17.3)
Unrealized gain on available-for-sale securities, net of tax of Rs. 21 million					41	41	41	0.9
Foreign currency translation adjustment					(33)	(33)	(33)	(0.9)
Unrealized loss on cash flow hedges, net of tax of Rs. 137 million					(272)	(272)	(272)	(5.9)
Comprehensive income						21,793

Balance at September 30, 2006	558,494,411	1,117	26,220	47,836	(783)		74,390	1,618.9

Balance at September 30, 2006 in US dollars in millions (Note 1)		24.3	570.6	1,041.0	(17.0)		1,618.9
The accompanying notes are an integral part of these interim condensed consolidated financial statements

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

1.	Background and Operations
      Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in non-ferrous mining and metals in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange. Twin Star held 72.3% of SIIL’s equity as of September 30, 2006.
      The Company’s copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements for its smelter.
      The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”). The Company has a 64.9% ownership interest in HZL, with the remaining interests owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include three lead zinc mines in Northwest India, two zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India and one zinc smelter in Southeast India.
      The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”), in which the Company has a 51.0% ownership interest and the remaining interest is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants and refining, smelting and fabrication facilities in Central India.
      The Company owns a 29.5% minority interest in Vedanta Alumina Limited (“Vedanta Alumina”), a 70.5%-owned subsidiary of Vedanta. Vedanta Alumina commenced construction of an alumina refinery in the State of Orissa in Eastern India during fiscal 2004.
      SIIL divested its aluminum conductor division, a component of SIIL, in the interim period ended September 30, 2006 through a sale to SOTL, a company under common control. Accordingly, the condensed consolidated statements of operations for the six-month periods ended September 30, 2005 and 2006 present the results of the discontinued operations separately from continuing operations.

Basis of preparation
      The condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) which include industry practices. The condensed consolidated financial statements are presented in Indian Rupee (“Rs.”). Certain financial information that is normally included in annual financial statements, including certain financial statement notes, prepared in accordance with GAAP, is not required for interim reporting purposes and has been condensed or omitted. These statements should be read in conjunction with the consolidated financial statements and notes thereto as of March 31, 2005 and 2006 and for each of the three years in the period ended March 31, 2006.
      The financial information with respect to the six-month periods ended September 30, 2005 and 2006 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited financial information contains all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
operations for the six-month period ended September 30, 2006 are not necessarily indicative of results to be expected for the full year.

Basis of consolidation
      The condensed consolidated financial statements include the results of SIIL and all its wholly-owned subsidiaries and other subsidiaries in which a controlling interest is maintained. All significant inter-company balances and transactions, including unrealized profits arising from transactions between the subsidiaries, have been eliminated upon consolidation.
      Non-Indian subsidiaries have a functional currency (i.e., the currency in which activities are primarily conducted) of the country in which a subsidiary is domiciled. Foreign subsidiaries’ assets and liabilities are translated to Indian Rupee at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Adjustments that result from translating amounts in a subsidiary’s functional currency are reported in shareholders’ equity as a component of accumulated other comprehensive income. Minority interests in subsidiaries represent the minority shareholders’ proportionate share.

Convenience translation
      The accompanying condensed consolidated financial statements have been prepared in Indian Rupees, the functional currency of the Company. Solely for the convenience of the readers, the consolidated financial statements as of March 31 2006 and September 30, 2006 have been translated into US dollars (“$”) at the noon buying rates of $1.00 = Rs. 45.95 in the City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York on September 29, 2006. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.

Recently issued accounting pronouncements
      EITF Issue No. 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination”
      In June 2005, the EITF reached a consensus on Issue No. 05-6, determining the amortization period for leasehold improvements (“EITF 05-6”) EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. The Company does not expect the adoption of EITF 05-6 to have a material effect on its results of operations or financial condition.
      Financial Accounting Interpretations 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, “Accounting for Income Taxes’ (FIN 48)”
      In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, “Accounting for Income Taxes’ (FIN 48),” which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial position or results of operations.
      SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140”
      In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment to FASB Statements No. 133 and 140,” which eliminates the exemption from applying SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” to interests on securitized financial assets so that similar instruments are accounted for similarly regardless of form. The statement allows the election of a fair value measurement at acquisition, at issuance or when a previously recognized financial instrument is subject to a remeasurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. The statement applies to all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of this Statement to have a material effect on its results of operations or financial condition.
      SFAS No. 157, “Fair Value Measurements”
      In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company’s management is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on the Company’s financial reporting and disclosures.
      SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS Nos. 87,88,106 and 132(R)”
      In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS Nos. 87, 88, 106 and 132(R),” which requires recognition of a net liability or asset to report the funded status of defined benefit pension and other postretirement plans on the balance sheet and recognition (as a component of other comprehensive income) of changes in the funded status in the year in which the changes occur. SFAS No. 158 also requires measurement of a plan’s assets and obligations as of the balance sheet date and additional annual disclosures in the notes to the financial statements. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006 while the requirement to measure the plan’s assets and obligations as of the balance sheet is effective for fiscal years ending after December 15, 2008. The Company’s management is currently evaluating the impact the adoption of SFAS No. 158 will have on the Company’s financial reporting and disclosures.
      Staff Accounting Bulletin No. 108
      In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. We do not expect the adoption of SAB No. 108 to have a material effect on our consolidated financial position or results of operations.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

2.	Inventories
      Inventories consist of the following as of:

	September 30,	September 30,	March 31,	March 31,
	2006	2006	2006	2006

		US dollars		US dollars
	Rs. in millions	in millions	Rs. in millions	in millions
Finished goods	2,088	45.5	1,420	30.9
Work-in-progress	11,746	255.6	6,566	142.9
Raw materials	17,201	374.3	9,883	215.1
Stores and spares	2,458	53.5	1,702	37.0

Inventories	33,493	728.9	19,571	425.9

3.	Accounts Receivable, net
      Accounts receivable, net consist of the following as of:

	September 30,	September 30,	March 31,	March 31,
	2006	2006	2006	2006

		US dollars		US dollars
	Rs. in millions	in millions	Rs. in millions	in millions
Accounts receivable	12,421	270.3	12,507	272.2
Related party receivable	1,756	38.2	290	6.3

Total receivables	14,177	308.5	12,797	278.5

Allowances for doubtful accounts	(15)	(0.3)	(15)	(0.3)

Accounts receivable, net	14,162	308.2	12,782	278.2

4.	Short-Term and Long-Term Debt
      Short-term debt represents borrowings with an original maturity of less than one year. Long-term debt represents borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which debt is callable at the option of the holder or the Company. Interest rates on floating-rate debt are generally linked to benchmark rates.

Working capital loans
      The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letter of credit, packing credit in foreign currency (“PCFC”), cash credit and issuing bank guarantees. Amounts due under working capital loans as of March 31, 2006 and September 30, 2006 were Rs. 259 million and Rs 459 million ($10.0 million), respectively. Rs 259 million is a rupee denominated loan bearing fixed interest at the rate of 7.5% per annum. Rs 459 million is in the form of PCFC bearing a fixed interest at the rate of 5.95%. These are secured by a first lien on the Company’s present and future inventories and accounts receivable and are further secured by a second lien on all the immovable properties of the Company.

Floating rate notes
      The Company issued US dollar denominated floating rate notes of $81 million in June 1997 repayable at the end of ten years. In June 2004, $67.6 million was repaid and the remainder is expected to be repaid

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
on the maturity of the notes in June 2007. Amounts outstanding under this facility were Rs. 598 million and Rs 616 million ($13.4 million) as of March 31, 2006 and September 30, 2006 respectively. Interest on this facility is based on the London Inter-Bank Offer Rate (“LIBOR”) plus 130 basis points. These are unsecured debts.

Foreign currency loans
      The Company has a US dollar denominated term loan facility of which $92.6 million was outstanding as of September 30, 2006, the purpose of which was to refinance foreign currency loans with various banks. This facility consists of a Tranche A of $67.6 million repayable in June 2007 and a Tranche B of $25.0 million repayable in September 2008. As per the loan agreement, in April, 2006, these loans were converted into Japanese yen loans amounting to Tranche A to Yen 8012.6 million and Tranche B to Yen 2862.5 million. Amounts due under this facility as of March 31, 2006 and September 30, 2006 were Rs. 3,968 million and Rs 4,238 million ($92.2 million), respectively. Interest on this facility is based on JPY LIBOR plus 44 basis points. These are unsecured debts.
      The Company entered into a term loan facility of Japanese Yen 3,570 million and $19.7 million in September 2005, the purpose of which was to refinance foreign currency borrowings made in August 2002. This loan is to be repaid between August 2006 and August 2008 in five tranches. The first tranche amounting to Yen 714 million and $3.9 million was repaid in August, 2006. The balances under this facility as of March 31, 2006 and September 30, 2006 were Rs. 2,165 million and Rs 1,814 million ($39.5 million), respectively. Interest on Yen facility is based on JPY LIBOR plus 42 basis points and on $ denominated facility is based on LIBOR plus 42 basis points. These are unsecured debts.

Foreign currency syndicated loan
      In September 2003, the Company secured a US dollar denominated syndicated loan of $125.0 million. The interest rate on the loan is based on LIBOR plus 61 basis points. Of the total borrowings, $30.0 million of the balance is to be repaid in November 2006, $65.0 million in November 2008 and $30.0 million in November 2010. The balance under this facility was Rs. 5,576 million and Rs 5745 million ($125.0 million) as of March 31, 2006 and September 30, 2006. As of September 30, 2006, these were secured by a lien on the fixed assets of the Chanderiya, Debari and Vizag smelters of HZL, the movable assets, excluding inventories and accounts receivable of HZL. These are unsecured debts as of September 30, 2006.

Term loans
      As of September 30, 2006, the Company held syndicated Indian Rupee fixed rate term loan facilities totaling Rs. 14,754 million ($321.1 million) and bearing an average interest rate of 7.3% per annum. The amount outstanding was Rs. 15,904 million as of March 31, 2006. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan, under which Rs. 8,850 million is outstanding, is repayable in 12 quarterly installments beginning January 2007 and the second loan, under which Rs. 5,900 million is outstanding, is repayable in eight quarterly installments beginning May 2009. Rs 1,150 million have been prepaid in September, 2006.

Buyers’ credit
      As of September 30 2006, the Company had extended credit terms relating to purchases of property, plant and equipment for its projects. As of March 31, 2006 and 30 September, 2006, the balances were Rs. 4,316 million and Rs 3,879 million ($84.4 million), respectively. These loans bear interest at LIBOR

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
plus 50 basis points. These are long term secured by all the fixed assets of BALCO, immovable or movable, present and future, on a pari passu basis with other term lenders and with priority to other creditors.

Non-convertible debentures
      In April 2003 the Company had issued Rs. 1,000 million ($21.8 million) Indian Rupee denominated non-convertible debentures to the Life Insurance Corporation of India (“LIC”). The debentures were established in two tranches. Tranche A, which is in the amount of Rs. 400 million ($8.7 million), is due in April 2010 and Tranche B, which is in the amount of Rs. 600 million ($13.1 million), is due in April 2013. Interest rates are linked to annualized Indian Government Security rates. The applicable interest rates have varied from 7.9% to 8.0% per annum. These debentures are secured by certain of SIIL’s immoveable properties.
      Short-term and current portion of long-term debt consist of the following as of:

	September 30,	September 30,	March 31,	March 31,
	2006	2006	2006	2006

		US dollars		US dollars
	Rs. in millions	in millions	Rs. in millions	in millions
Bank and financial institutions	531	11.6	270	5.9
Others	—	—	291	6.3

Short-term debt	531	11.6	561	12.2
Current portion of long-term debt	10,564	229.9	3,829	83.3

Short-term and current portion of long-term debt	11,095	241.5	4,390	95.5

Weighted average interest rate	5.9%	5.9%	8.1%	8.1%
Unused line of credit on short-term debts	39,325	855.8	23,656	514.8
      Long-term debt, net of current portion consists of the following as of:

	September 30,	September 30,	March 31,	March 31,
	2006	2006	2006	2006

		US dollars		US dollars
	Rs. in millions	in millions	Rs. in millions	in millions
Bank and financial institutions	31,151	678.0	32,650	710.6
Non-convertible debentures	1,000	21.8	1,090	23.6
Others	380	8.2	326	7.1

Long-term debt	32,531	708.0	34,066	741.3
Less : Current portion of long-term debt	(10,564)	(229.9)	(3,829)	(83.3)

Long-term debt, net of current portion	21,967	478.1	30,237	658.0

5.	Business Combinations and Divestures
     a. Call option — BALCO
      SIIL purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of the purchase agreement for BALCO and the shareholders’ agreement by and among BALCO, the Company and the Government of India, the Company had a call option that allowed it to

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
purchase any remaining shares held by the Government of India in BALCO at any time on or after March 2, 2004. The purchase price per share under this option would be the higher of the fair market value and Rs. 49.01 (plus 14.0% interest per annum compounded semi-annually). During the year ended March 31, 2004, the Company exercised its call option pursuant to the terms of the shareholders’ agreement. An independent valuer was appointed by the Government of India in December 2005 to determine the fair market value of the shares held by the Government of India. The independent valuer has submitted its valuation report in January 2006. On March 30, 2006, the Company issued a check to the Government of India for Rs. 10,980 million and requested the transfer of shares. The Government of India is contesting the purchase price and the validity of the call option and has returned the check back to the company. Therefore, the Company’s interest in BALCO has been reflected at 51.0% as of September 30, 2006 and has remained unchanged until the date of issue of these financial statements. The Government of India also retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees.
     b. SIIL passed a resolution on August 21, 2006 to divest its aluminum conductor division. On August 30, 2006, the Company entered into an agreement to sell this division to SOTL, a company owned and controlled by Volcan, for Rs.1,485 million ($32.3 million). The sale of this non-core business with effect from June 30, 2006 has been approved by the shareholders of SIIL on September 30, 2006. The assets and liabilities as on June 30, 2006 transferred to the buyer are as follows:

Rs. in millions

Fixed assets	854
Current assets	3,806

Total assets	4,660

Debt	2,424
Current liabilities	646

Total liabilities	3,070

      Since this transaction was between entities under common control, the loss on sale of this business of Rs. 105 million ($2.3 million) is recorded in the additional paid-in capital in the shareholder’s equity of the Company for the six-month period ended September 30, 2006.
      The operating results of the division have been reported separately from continuing operations and shown as discontinued operations in the Consolidated Statement of Income for the periods presented.

6.	Accumulated Other Comprehensive Losses
      The components of accumulated other comprehensive losses consists of the following as of:

	September 30,	September 30,	March 31,	March 31,
	2006	2006	2006	2006

		US dollars		US dollars
	Rs. in millions	in millions	Rs. in millions	in millions
Unrealized gain on available-for-sale securities	61	1.3	20	0.4
Foreign currency translation adjustment	(432)	(9.4)	(399)	(8.7)
Unrealized loss on cash flow hedges	(412)	(8.9)	(140)	(3.0)

Accumulated other comprehensive losses	(783)	(17.0)	(519)	(11.3)

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

7.	Shareholders’ Equity
     Issued shares
      The Company’s issued equity share capital as of March 31, 2006 and September 30, 2006 was Rs.559 million and Rs.1,117 million ($24.3 million), respectively, and was made up of 111,738,469 shares and 558,494,411, respectively of Rs.5 and Rs. 2 each respectively.
      Retained earning includes among others balances of general reserve, debenture redemption reserve and preference share redemption reserve.

General reserves
      Under the Companies Act, a general reserve is created through an annual transfer of net income at a specified percentage in accordance with applicable regulations. The balances in the Company’s general reserves as determined in accordance with applicable regulations were Rs. 16,207 million and Rs. 16,119 million ($350.8 million) as of March 31, 2006 and September 30, 2006 respectively.

Preference share redemption reserve
      Retained earnings of the Company includes Rs. 769 million ($16.7 million) of preference share redemption reserve as of September 30, 2006.

Dividends
      Equity dividends paid were 330 million (Rs. 3.00 per share) and Rs. 698 million ($15.2 million) during year ended March 31, 2006 and half year ended September 30, 2006 respectively. Dividend distribution taxes on the equity dividends were Rs. 46 million and Rs. 98 million ($2.1 million) for the year ended March 31, 2006 and half year ended September 30, 2006 respectively, which were paid by the Company.

8.	Commitments, Contingencies and Guarantees

(a) Commitments and contingencies

Commitments
      The Company has a number of continuing operational and financial commitments in the normal course of business including completion of the construction and expansion of certain assets.

•	Capital commitments
      Significant capital commitments of the Company as of September 30, 2006 amounted to Rs. 8,621 million ($187.6 million) and these commitments are primarily related to the capacity expansion projects.

•	Export obligations
      The Company has export obligations of Rs. 42,305 million ($920.7 million) over eight years on account of concessional rates received on import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, the Company’s liability would be Rs. 6,081 million ($132.3 million), reduced in proportion to actual exports. The Company does not anticipate any liability on these obligations and hence has not recorded any such liability in its condensed consolidated financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

Contingencies
      The Company is from time to time subject to litigation and other legal proceedings. Certain operating subsidiaries of the Company have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The Company has ongoing disputes with income tax authorities relating to tax treatment of certain items. These mainly include disallowed expenses, tax treatment of certain expenses claimed by the Company as deductions, and the computation of, or eligibility of, certain tax incentives or allowances. Some of the disputes relate to the year in which the tax consequences of financial transactions were recognized and in the event these disputes are not resolved in the Company’s favor, the tax consequences may be reflected in the tax year allowed by the income tax authorities and are, therefore, timing differences. Most of these disputes/disallowances, being repetitive in nature, have been raised by the department consistently in most of the years. The Company has a right of appeal to the High Court or Supreme Court against adverse initial assessments by the appellate authorities for matters involving questions of law. The tax authorities have similar rights of appeal. The total claims related to these tax liabilities is Rs. 2,719 million ($59.2 million) of which Rs. 1,817 million ($39.5 million) has been recorded as current liabilities as of September 30, 2006.
      Claims by third parties amounted to Rs. 1,754 million ($38.2 million) as of September 30, 2006 of which Rs. 108 million has been recorded as current liabilities. The Company intends to vigorously defend these claims as necessary. Although the results of legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the resolution of these actions will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations. Therefore, the Company has not recorded beyond what is stated above any additional liability in relation to litigation matters in the accompanying condensed consolidated financial statements.

(b) Guarantees and Put Option
      The Company has given guarantees on the issuance of customs duty bonds amounting to Rs. 255 million ($5.5 million) for import of capital equipment at concessional rates of duty. The Company has fulfilled its obligations under the bonds and procedural formalities are yet to be completed by the authorities for releasing the bonds. The Company does not anticipate any liability on these guarantees.
      The Company has provided guarantees on behalf of IFL for its loan obligations to the extent of Rs. 1,820 million ($39.6 million) and the outstanding amounts against these guarantees as of September 30, 2006 was Rs. 1,659 million ($36.1 million). For loan obligations of Rs. 1,270 million of IFL guaranteed by the Company, the Company has also granted a put option to a bank under which the bank may require the Company to repurchase the loan in lieu of looking to the Company’s guarantee. The Company would have a liability under the guarantees and the put option in the event IFL fails to fulfill its loan obligations. The maximum potential amount of future payments the Company would be required to pay is Rs. 1,659 million ($36.1 million) as of September 30, 2006. The Company reviewed its liabilities under the guarantees and the put option taking into consideration the financial position of IFL and estimated that the fair value of the guarantees as of September 30, 2006 was Rs. 875 million ($19.0 million). As a result, the Company recognized a liability of Rs. 784 million ($17.6 million) for the guarantees and the put option in fiscal 2006. No further provision during the 6 months ending September 30, 2006 is deemed necessary.
      The Company has issued a corporate guarantee on behalf of MALCO for obtaining credit facilities from various banks to the extent of Rs. 800 million ($17.4 million). MALCO in turn has issued a corporate guarantee with the Company as the beneficiary in the event of any default by MALCO in

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
fulfilling its obligations to the banks. As of September 30, 2006, MALCO had completed all its obligations under the guarantee and hence the management of the Company has determined that no liability would arise for the Company.
      The Company has issued a corporate guarantee of Rs. 3,000 million ($65.5 million) on behalf of Vedanta Alumina for obtaining credit facilities. The Company has also issued a corporate guarantee of Rs. 1,428 million ($31.1 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods scheme enacted by the Government of India and Rs. 46 million ($1.0 million) for raw material imports. Vedanta Alumina is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company is liable to pay the dues to the government. With respect to the corporate guarantee of Rs. 1,473 million ($32.1 million), Vedanta Alumina has issued a counter guarantee to the Company indemnifying the Company for any liability on such guarantee. Vedanta Alumina is still in its development stage and is expected to commence its operational activities in fiscal 2007, after which it is expected to start fulfilling its obligations under this scheme. As of September 30, 2006, management determined that the Company has no liability on either of these corporate guarantees.
      The Company has given a bank guarantee amounting to Australian dollar 5.0 million (Rs. 171 million and $3.7 million) in favor of the Ministry for Economic Development, Energy and Resources as a security against rehabilitation liability on behalf of CMT. This liability is fully recognized in the condensed consolidated financial statements of the Company. The same guarantee is backed by the issuance of a corporate guarantee of Rs. 320 million ($7.0 million). The Company’s management does not anticipate any liability on these guarantees.
      The Company has given bank indemnity guarantees amounting to Australian dollar 3.5 million (Rs. 119 million and $2.6 million) in favor of the State Government of Queensland, Australia as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability is fully recognized in the financial statements of the Company. The management of the Company does not anticipate any liability on these guarantees.
      The Company has issued corporate guarantees on behalf of CMT, in August 2006, amounting to Rs. 1,378 million ($30.0 million) for obtaining a credit facility from certain banks. The management of the Company does not anticipate any liability on these guarantees.
      The Company has given performance bank guarantees amounting to Rs. 71 million ($1.5 million) as of September 30, 2006. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The management of the Company does not anticipate any liability on these guarantees.
      The Company has given bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of September 30, 2006 is Rs. 607 million ($13.2 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 784 million ($17.1 million) for litigations, against provisional valuation and for other liabilities. The management of the Company does not expect any liability on these guarantees.
      The Company’s outstanding guarantees and put option cover obligations aggregating Rs. 9,393 million ($204.4 million) as of September 30, 2006. The Company estimates that the likelihood of these claims becoming obligations of the Company is remote and as such no provision has been made in the financial statements for these guarantees and put option.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

9.	Income Taxes
      Details of tax expense charged to statements of operations for the half year ended:

	September 30,	September 30,	September 30,
	2005	2006	2006

			US dollars
	Rs. in millions	Rs. in millions	in millions
Current tax:
Indian income tax	1,552	10,352	225.3
Foreign income tax	31	700	15.2

Total current tax	1,583	11,052	240.5

Deferred tax:
Indian income tax	(97)	940	20.5
Foreign income tax	(178)	144	3.1

Total deferred tax	(275)	1,084	23.6

Income taxes for the year	1,308	12,136	264.1
Effective tax rate	17.2%	28.3%	28.3%
      The following are the details of the deferred tax assets and liabilities as of:

	September 30,	September	March 31,	March 31,
	2006	30, 2006	2006	2006

	Rs. in millions	US dollars	Rs. in millions	US dollars
		in millions		in millions
Deferred tax assets
Current	1,496	32.6	974	21.2
Non-current	860	18.7	1,486	32.3

Total	2,356	51.3	2,460	53.5

Deferred tax liabilities
Current	859	18.7	271	5.9
Non-current	13,765	299.6	13,246	288.3

Total	14,624	318.3	13,517	294.2

      The Company’s income tax provision from continuing operations for the six month period ended September 30, 2006 was Rs. 12,136 million ($264.1 million). The effective tax rate of the six month period ended September 30, 2006 is 28.3% and the difference between the statutory tax rate of 33.66% and the effective tax rate is primarily due to tax holidays and exemptions enjoyed by the Indian companies.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

10.	Earnings Per Share (“EPS”)
      The following basic and diluted EPS is adjusted retroactively for all the periods presented to reflect the impact of stock dividend, rights issue and stock split effective as of May 12, 2006 in the tables below for the six-months ended:

	September 30,	September 30,	September 30,
	2005	2006	2006

			US dollars
	Rs. in millions	Rs. in millions	in millions
Net income from continuing operations	4,596	21,971	478.2
Net income from discontinued operations	122	86	1.9
Net income	4,718	22,057	480.1
Weighted average number of ordinary shares for basic earnings per share	549,816,294	553,216,634	553,216,634

Basic Earnings from per share:
Income from continuing operations	8.36	39.71	0.86
Income from discontinued operations	0.22	0.16	0.01
Basic Earnings from per share	8.58	39.87	0.87

	September 30,	September 30,	September 30,
	2005	2006	2006

			US dollars
	Rs. in millions	Rs. in millions	in millions
Net income from continuing operations	4,596	21,971	478.2

Less : Interest net of reversal of premium on account of conversion of Foreign currency redeemable convertible bonds, net of tax Rs. 10 millions	(20)	—	—

Net income from continuing operations	4,576	21,971	478.2
Net income from discontinued operations	122	86	1.9

Net income for computing diluted EPS	4,578	22,057	480.1
Weighted average number of ordinary shares for basic earnings per share	549,816,294	553,216,634	553,216,634
Add: Effect of foreign currency convertible bonds	2,966,400	—	—
Weighted average number of ordinary shares for diluted earnings per share	552,782,694	553,216,634	553,216,634

Diluted Earnings from per share:
Income from continuing operations	8.28	39.71	0.86
Income from discontinued operations	0.22	0.16	0.01
Diluted Earnings from per share	8.50	39.87	0.87
      By a special resolution on March 29, 2006, the shareholders of the Company approved a stock split resulting in a reduction in the par value of each equity share from Rs. 5 to Rs. 2 per equity share effective as of May 12, 2006 (the “Record Date”). The number of issued and subscribed equity shares increased to 279,346,173 equity shares of par value Rs. 2 each. On the Record Date, the Company also issued one additional equity share for each issued equity share, increasing the issued equity capital to Rs. 1,117 million consisting of 558,494,411 equity shares of par value Rs. 2 each. All share and per share

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
data reflect the effect of the stock split and stock dividend retroactively. As of September 30, 2006, the Company does not have any potentially dilutive outstanding equity shares.

11.	Segment Information
      The Company is in the business of non-ferrous mining and metals in India and Australia. The Company has four reportable segments: copper, zinc, aluminum and corporate and others.

Copper
      The copper business is principally one of custom smelting and includes a smelter, refinery, phosphoric acid plant, sulphuric acid plant and copper rod plant at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from the Mt. Lyell copper mine in Tasmania, Australia, owned by CMT.

Zinc
      The zinc business is owned and operated by HZL, India’s leading zinc producer in the Indian zinc market. The Company has a 64.9% ownership interest in HZL, with the remainder owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL’s operations include two zinc smelters, one lead-zinc smelter and one lead smelter in Northwest India, one zinc smelter in Southeast India and three lead-zinc mines in Northwest India.

Aluminum
      The aluminum business is owned and operated by BALCO, in which the Company has a 51.0% ownership interest. The remainder of BALCO is owned by the Government of India. BALCO’s operations include bauxite mines, captive power plants, and refining, smelting and fabrication facilities in Central India.

Corporate and others
      The operating segment “Corporate and others” is primarily other corporate activities.
Business segments
      The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit amounts are evaluated regularly by the Company’s managing director and CEO who has been identified as its chief operating decision maker in deciding how to allocate resources and in assessing performance.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      The following table presents revenue and profit information and certain asset and liability information regarding the Company’s business segments for the six months ended September 30, 2005 and 2006.

				Corporate
For the six months ended September 30, 2005	Copper	Zinc	Aluminum	and others	Elimination	Total

	Rs. in millions
Net sales to external customers	26,038	12,153	4,969	—	—	43,160
Inter-segment sales			481		(481)	—

Segment sales	26,038	12,153	5,450	—	(481)	43,160

Segment profit	2,908	5,512	1,175	(3)	—	9,592
Depreciation, depletion and amortization	(685)	(961)	(336)	—	—	(1,982)

Operating income (loss)	2,223	4,551	839	(3)	—	7,610
Interest income						1,001
Interest expense						(1,018)

Income before income taxes, minority interests and equity in net loss of associate						7,593
Income taxes						(1,308)
Income after income taxes, before minority interests and equity in net loss of associate						6,285
Minority interests						(1,591)
Equity in net loss of associate, net of taxes						(98)
Net income from continuing operations						4,596

Income from divested business, net of tax						122

Net income						4,718

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

				Corporate
For the year six months ended September 30, 2006	Copper	Zinc	Aluminum	and others	Elimination	Total	Total

							US dollars
	Rs. in millions						in millions
Net sales to external customers	54,459	40,967	15,902	—	—	111,328	2,422.8
Inter-segment sales			883		(883)	—	—

Segment sales	54,459	40,967	16,785	—	(883)	111,328	2,422.8

Segment profit	9,058	31,541	5,106	(3)	—	45,702	994.6
Depreciation, depletion and amortization	(664)	(1,017)	(1,134)	—	—	(2,815)	(61.2)

Voluntary retirement scheme expenses	—	(97)	—	—	—	(97)	(2.1)
Operating income (loss)	8,394	30,427	3,972	(3)	—	42,790	931.3
Interest income						2,096	45.6
Interest expense						(1,969)	(42.9)

Income before income taxes, minority interests and equity in net loss of associate						42,917	934.0
Income taxes						(12,136)	(264.1)
Income after income taxes, before minority interests and equity in net loss of associate						30,781	669.9
Minority interests						(8,795)	(191.4)
Equity in net loss of associate, net of taxes						(15)	(0.3)
Net income from continuing operations						21,971	478.2

Income from divested business, net of tax						86	1.9

Net income						22,057	480.1

Assets
Segment assets	68,616	80,400	52,653	347		202,016	4,396.7
Equity method investments						1,678	36.5

Total assets						203,694	4,433.2

Additions to Property, plant and equipment	1,547	2,026	812			4,385	95.4

12.	Subsequent Events
      (a) Sterlite acquired 100% of the outstanding shares of Sterlite Energy Limited on October 3, 2006 from Twin Star Infrastructure Limited, Mr. Anil Agarwal and Mr. Dwarka Prasad Agarwal for a total consideration of Rs. 4.9 million ($0.1 million).
      (b) HZL has given notice under its US dollar denominated syndicated loan of $125 million (Rs. 5,745 million) that it intends to repay the full amount of $125 million on November 24, 2006.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)
      (c) The Department of Mines and Geology of the State of Rajasthan issued several show cause notices in October, 2006, aggregating Rs. 2,746 million ($59.8 million) in demand, to HZL in relation to alleged unlawful occupation and unauthorized mining of associated minerals other than zinc and lead at its Rampura Agucha, Rajpura Dariba and Zawar mines in Rajasthan, during the period from July 1968 to March 2006. In addition, the department has also demanded an aggregate of Rs. 48 million ($1.0 million) by way of alleged arrears in royalty payments at such mines on the grounds that the royalty payments had been incorrectly computed by HZL during the period from April 1971 to March 2000. HZL has filed writ petitions in the High Court of Rajasthan in Jodhpur and in the month of October and November 2006 obtained a stay in respect of these demands. Based on the consultations with external counsel, the management of the Company has determined that there will not be any material liability in this matter.
      (d) Our authorized share capital is Rs. 1,500 million, divided into 600 million equity shares of par value Rs. 2 per equity share and 30 million preference shares of par value Rs. 10 per preference share. As of September 30, 2006, our issued share capital was Rs. 1,117 million, divided into 558,494,411 equity shares of par value Rs. 2 per equity share. We have sought shareholder approval to reclassify and increase our authorized share capital. Our proposed authorized share capital will be Rs. 1,850 million, divided into 925 million equity shares of par value Rs. 2 per equity share. There will be no authorized preference shares. The shareholder meeting is scheduled to occur on December 11, 2006.

SCHEDULE II — Valuation and Qualifying Accounts

	Balance at	Charged to
	beginning of	revenue, costs	Other		Balance at
	period	or expenses	additions	Deductions	end of period

As of March 31, 2005 (in Rs. in millions):
Valuation allowance	569		8	(267)	310
Allowances for doubtful accounts receivables	4	11	—	—	15
As of March 31, 2006 (in Rs. in millions):
Valuation allowance	310		19	(315)	14
Allowances for doubtful accounts receivables	15	—	—	—	15
As of March 31, 2006 (in US dollars in millions):
Valuation allowance	6.7	—	0.4	6.8	0.3
Allowances for doubtful accounts receivables	0.3	—	—	—	0.3

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	Indemnification of Directors and Officers.
      Section 201 of the Indian Companies Act states that, subject to specified exceptions, any provision, whether contained in the Articles of Association of a company or in any agreement, exempting or indemnifying any director, officer or agent of the company against any liability in respect of any negligence, default, breach of duty or breach of trust which would by law otherwise attach to such director, officer or auditor, shall be void, unless it is proved that such person had acted honestly and reasonably.
      However, pursuant to the exceptions permitted under Indian law, our Articles of Association provide for indemnification of any director, officer or agent against any liability incurred by such person in successfully defending any proceeding, whether civil or criminal, in which such person is acquitted in whole or in part on the grounds that such person had acted honestly and reasonably, or in connection with an application made by a director, officer or accountant to the High Court of the relevant state for relief for reason that he or she has a reason to apprehend that any proceeding may be brought against him in respect of any negligence, default, breach of duty, malfeasance or breach of trust in which relief has been granted by such High Court.
      We do not maintain directors’ and officers’ liability insurance to protect our directors and officers from specified liabilities that may arise in the course of their service to us in those capacities.
      However, we intend to enter into indemnification agreements with our directors and officers, pursuant to which our company will agree to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. A form of the indemnification agreement is to be filed as Exhibit 10.32.
      The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of our company and our officers and directors.

ITEM 7.	Recent Sales of Unregistered Securities.
      During the past three years, we have issued the securities set forth in the table below. We believe that each of the following issuances of equity shares was exempt from registration under the Securities Act pursuant to Regulation S, Section 4(2) or Rule 701 of the Securities Act regarding transactions not involving a public offering:

Foreign Currency Redeemable Convertible Bonds
      In October 2003, we issued 50,000 1% $1,000 redeemable convertible bonds which were redeemable by us at a premium of $180 per bond on October 27, 2008. The bonds were convertible into our equity shares at a conversion price of Rs. 1,100 per equity share at a fixed exchange rate, subject to adjustment on the occurrence of certain dilutive effects. The bonds became convertible on December 4, 2003. As of March 31, 2006, all the bonds were fully converted and 4,099,400 equity shares were issued and granted as fully paid to the following persons upon the conversion:

		Aggregate Number
Purchaser	Date of Sale or Issuance	of Equity Shares

Jardine Fleming Securities Ltd	January 30, 2004	20,600
	November 14, 2005	41,200
Deutsche Bank AG London	January 28, 2005	20,600
Swiss Finance Corp Mauritius Limited	March 14, 2005	123,600
Deutsche Bank AG London	March 14, 2005	803,400

		Aggregate Number
Purchaser	Date of Sale or Issuance	of Equity Shares

Merrill Lynch Capital Markets Espania S.A.S.V.	March 14, 2005	41,200
	March 28, 2005	164,800
	April 11, 2005	123,600
	June 16, 2005	41,200
	September 5, 2005	123,600
	September 20, 2005	247,200
	September 29, 2005	82,400
	December 14, 2005	41,200
	December 14, 2005	82,400
	February 15, 2006	387,280
CMIL FCCB Safekeeping A/c	March 28, 2005	972,320
	September 5, 2005	247,200
	September 20, 2005	41,200
	December 14, 2005	41,200
Euro Asia Opportunities Fund	September 20, 2005	164,800
Kuvera Fund Limited	September 20, 2005	123,600
	September 29, 2005	164,800

Total		4,099,400

      The underwriters were JP Morgan Securities Limited. The underwriting commission was 2.5% of the amount raised.

One-For-One Bonus Issue of Equity Shares
      On March 1, 2004, we issued one bonus equity share credited as fully paid-up for each existing equity share held by our shareholders as of February 9, 2004. Pursuant to the bonus issue, 35,854,469 equity shares were issued and a sum of approximately Rs. 179.6 million in our share premium account was capitalized and distributed to our shareholders.
      No underwriting discount was provided and no commission was paid in any of these issuances.

Cumulative Mandatorily Redeemable Preference Shares
      On March 4, 2004, we issued 21,875,000 1% cumulative mandatorily redeemable preference shares at an issue price of Rs. 80 per preference share. As of March 31, 2006, the accreted value of these preference shares was Rs. 1,947 million. We exercised our call option in full on June 29, 2006 to redeem the preference shares at a redemption price of Rs. 88.50 per preference share. The aggregate redemption price paid was Rs. 1,936 million.
      No underwriting discount was provided and no commission was paid in any of these issuances.

Rights Issue of Equity Shares
      On September 23, 2004, we issued 35,860,049 equity shares of par value Rs. 5 per equity share for cash at a price of Rs. 550 per equity share on a rights basis to our existing equity shareholders as of the record date of July 23, 2004, in the ratio of one equity share for every two equity shares held.
      No underwriting discount was provided and no commission was paid in any of these issuances.

Stock Split and Bonus Issue
      On May 12, 2006, we sub-divided our 111,738,469 equity shares from par value Rs. 5 per equity share to par value Rs. 2 per equity share, increasing the number of issued, subscribed and paid up equity shares to 279,346,173 equity shares of par value Rs. 2 each.
      On the same day, we issued one additional bonus equity share for each issued, outstanding and paid up equity share, increasing the issued, subscribed and paid up capital to Rs. 1,117 million comprising 558,494,411 equity shares of par value Rs. 2 each.
      No underwriting discount was provided and no commission was paid in any of these issuances.

ITEM 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits:

Incorporated by reference to the Exhibit Index following the signature pages hereof.

(b)	Financial Statement Schedules:

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or the Notes thereto.

ITEM 9.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification by it is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mumbai, India on November 22, 2006.

Sterlite Industries (India) Limited

By:	/s/ Tarun Jain

Name: Tarun Jain

Title: Whole Time Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on November      , 2006.

Signature	Title

* Anil Agarwal	Non-Executive Chairman

* Navin Agarwal	Executive Vice-Chairman (principal executive officer)

* Dindayal Jalan	Chief Financial Officer (principal financial officer and principal accounting officer)

* Kuldip Kumar Kaura	Managing Director and CEO

/s/ Tarun Jain Tarun Jain	Whole Time Director

* Dwarka Prasad Agarwal	Non-Executive Director

* Berjis Minoo Desai	Non-Executive Director

* Gautam Bhailal Doshi	Non-Executive Director

* Sandeep H. Junnarkar	Non-Executive Director

Signature	Title

* Ishwarlal Patwari	Non-Executive Director

*By: /s/ Tarun Jain Attorney-in-Fact

By: /s/ Donald J. Puglisi Donald J. Puglisi Managing Director Puglisi & Associates	Authorized Representative in the United States

EXHIBIT INDEX

No.	Description

1.1	Form of underwriting agreement.*
3.1	Certificate of Incorporation of Sterlite Industries (India) Limited, as amended.†
3.2	Memorandum of Association of Sterlite Industries (India) Limited, as amended.†
3.3	Articles of Association of Sterlite Industries (India) Limited, as amended.†
4.1	Form of Deposit Agreement among Sterlite Industries (India) Limited, Citibank, N.A., as Depositary, and owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.*
4.2	Form of American Depositary Receipt (included in Exhibit 4.1).*
5.1	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co.†
8.1	Opinion of Amarchand & Mangaldas & Suresh A. Shroff & Co. as to certain Indian tax matters (see Exhibit 5.1).†
8.2	Opinion of Latham & Watkins LLP as to certain US tax matters.†
10.1	Vedanta Resources plc Long-Term Incentive Plan.†
10.2	Relationship Agreement dated December 5, 2003 among Vedanta Resources plc, Volcan Investments Limited, Dwarka Prasad Agarwal, Agnivesh Agarwal and Anil Agarwal.†
10.3	Shared Services Agreement dated December 5, 2003 among Vedanta Resources plc, Sterlite Optical Technologies Limited, Sterlite Gold Limited and Sterlite Industries (India) Limited, including the letter agreement dated April 13, 2006 amending the Shared Services Agreement.†
10.4	Consultancy Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited.†
10.5	Representative Office Agreement dated March 29, 2005 between Vedanta Resources plc and Sterlite Industries (India) Limited.†
10.6	Shareholders’ Agreement between the President of India and Sterlite Opportunities and Ventures Limited dated April 4, 2002.†
10.7	Shareholders’ Agreement between Sterlite Industries (India) Limited, Government of India and Bharat Aluminium Company Limited dated March 2, 2001.†
10.8	Guarantee Agreement between the President of India, Sterlite Industries (India) Limited, Sterlite Optical Technologies Limited and Sterlite Opportunities and Ventures Limited dated April 4, 2002.†
10.9	Agreement between Vedanta Alumina Limited and Orissa Mining Corporation Limited dated October 5, 2004.†
10.10	Mining lease between the Government of Rajasthan and Hindustan Zinc Limited dated March 13, 1980 renewed on September 15, 2000 pursuant to an order of the Government of Rajasthan dated May 1, 2000 and an indenture dated September 15, 2000.†
10.11	$92.6 million Term Facility Agreement between Sterlite Industries (India) Limited as borrower and CALYON, Standard Chartered Bank and ICICI Bank Limited as lenders dated March 22, 2006.†
10.12	Japanese Yen 3,570 million and $19.65 million Term Loan Facilities Agreement between Sterlite Industries (India) Limited as borrower and ICICI Bank Limited, Sumitomo Mitsui Banking Corporation and DBS Bank Ltd as lenders dated September 19, 2005.†
10.13	$125 million Term Facility Agreement between Hindustan Zinc Limited as borrower and ABN AMRO Bank N.V., CALYON, Standard Chartered Bank, DBS Bank Ltd, Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Co., Ltd., Cathay United Bank, Hua Nan Commercial Bank, National Bank of Kuwait S.A.K., Bank of Taiwan, The Export-Import Bank of the Republic of China, Chang Hwa Commercial Bank Ltd., Chiao Tung Bank Co., Ltd., The International Commercial Bank of China, Co. Ltd., Mascareignes International Bank Ltd., Syndicate Bank, Canara Bank and The Shanghai Commercial and Savings Bank, Ltd. as lenders dated July 29, 2005.†

No.	Description

10.14	Rs. 7,000 million Rupee Term Facility Agreement between Bharat Aluminium Company Limited as the borrower and Union Bank of India, Export Import Bank of India, Uco Bank, State Bank of Travancore, State Bank of Saurashtra, State Bank of Hyderabad, State Bank of Patiala and State Bank of Indore as lenders dated August 18, 2004.†
10.15	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, Singapore Branch, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 8, 2004.†
10.16	$50 million Facility Agreement between Bharat Aluminium Company Limited as borrower and ICICI Bank Limited, ICICI Bank Limited, Bahrain Branch and ICICI Bank Limited, Offshore Banking Unit as lenders dated November 10, 2004.†
10.17	Rs. 10,000 million Facility Agreement between Bharat Aluminium Company Limited as borrower and Oriental Bank of Commerce, Syndicate Bank, The Jammu & Kashmir Bank Limited, Corporation Bank, Housing Development Finance Corporation Limited, State Bank of Bikaner & Jaipur, State Bank of Hyderabad, State Bank of Indore, State Bank of Mysore, State Bank of Patiala, State Bank of Saurashtra, The Federal Bank Limited, The Karnataka Bank Limited, The Karur Vysya Bank Limited, UCO Bank, Vijaya Bank, ABN AMRO Bank N.V., The Laxmi Vilas Bank Limited as lenders dated September 16, 2003.†
10.18	Subscription Agreement between Sterlite Industries (India) Limited and the Life Insurance Corporation of India dated April 9, 2003.†
10.19	Option Agreement between Sterlite Industries (India) Limited, India Foils Limited and ICICI Bank Limited dated February 18, 2005.†
10.20	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited on behalf of India Foils Limited dated February 8, 2005.†
10.21	Corporate Guarantee by Sterlite Industries (India) Limited to ICICI Bank Limited dated December 4, 2004.†
10.22	Frame Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2004, as amended on July 1, 2004.†
10.23	Copper Concentrate Purchase Contract between Sterlite Industries (India) Limited and the Copper Mines of Tasmania Pty Ltd dated July 1, 2005.†
10.24	Agreement for Sale and Purchase of the Power Transmission Line Division between Sterlite Industries (India) Limited and Sterlite Optical Technologies Limited dated August 30, 2006.†
10.25	Agreement between Sterlite Industries (India) Limited and Navin Agarwal dated October 8, 2003.†
10.26	Agreement between Sterlite Industries (India) Limited and Kuldip Kumar Kaura dated September 12, 2006.†
10.27	Agreement between Sterlite Industries (India) Limited and Tarun Jain dated December 6, 2004.†
10.28	Agreement between Sterlite Industries (India) Limited and Rajni Jain dated February 15, 2006.**
10.29	Share Purchase Agreement between Sterlite Industries (India) Limited and Anil Agarwal dated October 3, 2006.**
10.30	Share Purchase Agreement between Sterlite Industries (India) Limited and Dwarka Prasad Agarwal dated October 3, 2006.**
10.31	Share Purchase Agreement between Sterlite Industries (India) Limited and Twin Star Infrastructure Limited dated October 3, 2006.**
10.32	Form of director and executive officer indemnification agreement.*
21.1	List of subsidiaries of Sterlite Industries (India) Limited.†
23.1	Consent of Deloitte Haskins & Sells, Mumbai, India, independent registered public accounting firm with respect to Sterlite Industries (India) Limited.**
23.2	Consent of Latham & Watkins LLP (see Exhibit 8.2).†
23.3	Consent of Amarchand & Mangaldas & Suresh A. Shroff & Co. (see Exhibit 5.1)†

No.	Description

23.4	Consent of SRK Consulting (South Africa) Pty Ltd.†
23.5	Consent of SRK Consulting (UK) Limited.†
23.6	Consent of Steffen Robertson and Kirsten (Australasia) Pty Ltd.†
24.1	Power of Attorney (contained on signature page).†

*	To be filed by amendment.

**	Filed herewith

†	Previously filed.